As confidentially submitted to the Securities and Exchange Commission on December 7, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ZEEKR Intelligent Technology Holding Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Cayman Islands (State or other jurisdiction of incorporation or organization)	3711 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
No. 1388 Minshan Road
Xinqi Street, Beilun District
Ningbo, Zhejiang
People’s Republic of China
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Li He, Esq. James C. Lin, Esq. Ran Li, Esq. Davis Polk & Wardwell LLP c/o 10 Floor, The Hong Kong Club Building 3A Chater Road Central, Hong Kong +852 2533-3300	Yi Gao, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852 2514-7600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company   ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☒

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus Dated            , 2023
American Depositary Shares
ZEEKR Intelligent Technology Holding Limited
Representing           Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing ordinary shares of ZEEKR Intelligent Technology Holding Limited. We are offering a total of          ADSs. Each ADS represents          of our ordinary shares, par value US$0.0002 per share, and may be evidenced by American depositary receipts, or ADRs.
Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We expect the initial public offering price will be between US$       and US$       per ADS. We intend to apply to list the ADSs on the [New York Stock Exchange/Nasdaq Global Market], or [NYSE/Nasdaq], under the symbol “      .”
[Concurrently with this offering, Geely Automobile Holdings Limited, or Geely Auto, our controlling shareholder, will have the right to purchase up to a total of     ordinary shares to be issued by us in a private placement. Assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in such concurrent private placement, we will become a “controlled company” within the meaning of the applicable rules of the [NYSE/Nasdaq] because Geely Auto will have (i)   % of the total voting power of our then outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or (ii)    % of the total voting power of our then outstanding ordinary shares, assuming the underwriters exercise their over-allotment option in full. See “Principal Shareholders” for details.]
Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations, but instead are purchasing equity securities of a Cayman Islands holding company. ZEEKR Intelligent Technology Holding Limited, or ZEEKR Intelligent Technology, is a Cayman Islands holding company that conducts its business operations primarily through a series of subsidiaries in China. ZEEKR Intelligent Technology controls these subsidiaries through Zhejiang ZEEKR Intelligent Technology Co., Ltd., or Zhejiang ZEEKR, which in turn is wholly owned by its Hong Kong subsidiary, ZEEKR Technology Limited, or ZEEKR Technology. This structure involves unique risks to investors. For a detailed discussion of the associated risks, see “Prospectus Summary — Holding Company Structure” and “Prospectus Summary — Certain Risks Associated with Our Corporate Structure.” Throughout this prospectus, unless the context indicates otherwise, “ZEEKR Intelligent Technology” refers to ZEEKR Intelligent Technology Holding Limited, the holding company, and “we,” “us,” “our company” or “our” refer to ZEEKR Intelligent Technology Holding Limited and its subsidiaries as a group.
We are an “emerging growth company” and a “foreign private issuer” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implication of Being a Foreign Private Issuer” for details.
We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. We could be adversely affected by uncertainties with respect to the Chinese legal system. Rules and regulations in China can change quickly with little advance notice. In addition, the interpretation and enforcement of Chinese laws and regulations involve additional uncertainties. Since administrative and court authorities in China have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.
The Chinese government exerts substantial influence over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the Chinese government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. See “Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of the ADSs.”
We also face risks associated with the lack of inspection from the Public Company Accounting Oversight Board, or PCAOB, on our auditor. Under the Holding Foreign Companies Accountable Act, or HFCAA, if the Securities and Exchange Commission, or SEC, determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit its securities from being traded on any U.S. stock exchange. In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding

Foreign Companies Accountable Act, which, if enacted into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years. On February 4, 2022, the U.S. House of Representatives passed a bill containing, among other things, an identical provision. If this provision is enacted into law, it will reduce the time period before the ADSs would be delisted from an U.S. stock exchange. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission, or CSRC, and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to completely inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB is expected to reassess its determinations for purposes of the HFCAA by the end of 2022, although there is no guarantee as to the results of the PCAOB’s inspections and investigations under such framework agreement. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives you of the benefits of such inspections. See “Risk Factors —  Risks Related to Doing Business in China — The continued impasse on the ability of the PCAOB to inspect or investigate PCAOB-registered accounting firms in China and U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of the ADSs and may eventually require us to delist our securities from the U.S. markets” for details.
Cash is transferred among ZEEKR Intelligent Technology, our British Virgin Island subsidiary, ZEEKR Technology Innovation Limited, or ZEEKR Innovation, our Hong Kong subsidiary, ZEEKR Technology, and our Chinese subsidiaries, in the following manner: (i) funds and offering proceeds from ZEEKR Intelligent Technology are transferred to ZEEKR Technology through ZEEKR Innovation, and subsequently to our Chinese subsidiaries through Zhejiang ZEEKR, the wholly-owned subsidiary of ZEEKR Technology, in the form of capital contributions or shareholder loans, as the case may be; (ii) dividends or other distributions may be paid by our Chinese subsidiaries through Zhejiang ZEEKR, which will transfer the dividends or other distributions to ZEEKR Technology; and (iii) payments may be paid by our Chinese subsidiaries to China-Euro Vehicle Technology Aktiebolag, or CEVT, for research and development services provided. ZEEKR Technology will then transfer the dividends or other distributions to ZEEKR Innovation, which will then transfer the dividends or other distributions to ZEEKR Intelligent Technology. Finally the dividends or other distributions can be distributed by ZEEKR Intelligent Technology to its shareholders, whether they are in the United States or elsewhere. Subject to the satisfaction of relevant statutory conditions and procedures under applicable PRC laws and regulations, cash can be transferred between Zhejiang ZEEKR and its Chinese subsidiaries and CEVT. In 2020, 2021 and the nine months ended September 30, 2022, ZEEKR Intelligent Technology transferred nil, US$281.2 million (RMB2,000.0 million) and US$357.1 million (RMB 2,540.0 million), respectively, to its Chinese subsidiaries as investments through ZEEKR Innovation and ZEEKR Technology. During the same periods, ZEEKR Intelligent Technology transferred (i) nil, nil and US$90.0 million (RMB640.2 million), respectively, to CEVT as borrowings and (ii) nil, nil and SEK587 million, respectively, to CEVT for research and development services provided. Save for the dividends made by ZEEKR Automobile (Shanghai) Co., Ltd. to Geely Group before we acquired it, none of our Chinese subsidiaries have issued any dividends or distributions to their respective holding companies or any investors as of the date of this prospectus. As a result, we do not expect to pay any cash dividends in the near future. Our subsidiaries in China generate and retain cash generated from operating activities and re-invest it in our business. In the future, ZEEKR Intelligent Technology’s ability to pay dividends, if any, to its shareholders and to service any debt it may incur will depend upon dividends paid by its Chinese subsidiaries. For details about the applicable Chinese regulations and rules relating to such cash transfers through our group and the associated risks, see “Risk Factors — Risks Related to Doing Business in China — We may use dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have an adverse effect on our ability to conduct our business” and “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.”

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Investing in the ADSs involves risks. See “Risk Factors” beginning on page 21 of this prospectus for factors you should consider before buying the ADSs.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)
For a description of the compensation payable to the underwriters, see “Underwriting.”

We have granted the underwriters the right to purchase up to             additional ADSs to cover over-allotments at the initial public offering price, less the underwriting discounts and commissions.
The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on         , 2023.

Goldman Sachs	Morgan Stanley
BofA Securities	CICC
The date of this prospectus is            , 2023.

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We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.
Until            , 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
The following summary highlights selected information contained in greater detail elsewhere in this prospectus. Therefore, the following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to the following summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in the ADSs.
In particular, we call your attention to the risk that our auditor is subject to the determinations announced by the PCAOB on December 16, 2021 that the PCAOB has been unable to conduct inspections without the approval of the PRC authorities and the work of our auditor is currently not inspected by the PCAOB, and if we are unable to meet PCAOB inspection requirements in a timely manner, U.S. national securities exchanges can prohibit the trading of and delist the ADSs. In addition, investors in the ADSs are purchasing equity securities of ZEEKR Intelligent Technology, a Cayman Islands holding company that conducts its operations through its subsidiaries. As a result, investors will not hold direct investments in the operating subsidiaries.
OUR MISSION
To create the ultimate experience of mobility life through our technology and solutions.
OVERVIEW
We are a fast-growing BEV technology company. Through developing and offering next-generation premium BEVs and technology-driven solutions, we aspire to lead the electrification, intelligentization and innovation of the automobile industry. Since our inception, we have focused on innovation in BEV architecture, hardware, software, and application of new technologies. Our efforts are backed by our strong in-house R&D capabilities, deep understanding of products, high operational flexibility, and flat, efficient organization structure. Together, these features enable fast product development, launch and iteration, and a series of customer-oriented products and go-to-market strategies.
We strategically spearheaded the premium intelligent BEV market with unique positioning, featuring strong sense of technology, in-house R&D capabilities, stylish design, high caliber performance and premium user experience. Our product portfolio currently includes ZEEKR 001 and ZEEKR 009.
•
ZEEKR 001.   With an unwavering commitment to our mission, we released ZEEKR 001 on April 15, 2021, a five-seater, cross-over hatchback vehicle model with superior performance and functionality. Targeting the premium BEV market, ZEEKR 001 is our first vehicle model and the world’s first mass-produced pure electric shooting brake, according to Frost & Sullivan. We began the delivery of ZEEKR 001 on October 23, 2021.

•
ZEEKR 009.   On November 1, 2022, we launched our second model, ZEEKR 009, a luxury six-seater MPV model providing a comfortable, ultra-luxury mobility experience for both families and business uses. It is the world’s first premium MPV based on pure-electric platform, according to Frost & Sullivan. ZEEKR 009 has enjoyed wide popularity since launch, and we expect to start the delivery of ZEEKR 009 to the market in the first quarter of 2023.

Going forward, we plan to capture the extensive potential of the premium BEV market globally through an expanding portfolio of vehicles. For instance, we plan to launch SUV and sedan models targeting tech-savvy adults and families in the future. We and Waymo are collaborating on the development of a purpose-built TaaS vehicle built on SEA-M which will be deployed in the United States over the coming years. SEA-M is an advanced version of SEA that is a high-tech mobility solution to support a range of future mobility products including robotaxis and logistics vehicles, laying a solid and flexible foundation for global autonomous driving technology or ride-sharing companies to develop. Through these future models, we intend to provide premium mobility solutions of innovation, comfort and intelligence, as well as a spacious and luxurious high-tech experience with enhanced performance.
As a testament to the popularity of our products and our capabilities, we have achieved a total delivery of 10,000 units of ZEEKR 001 in less than four months after the initial delivery, which, according to Frost &

Sullivan, sets a new record among the major mid- to high-end NEV models and premium BEV models in China. In October 2022, we delivered 10,119 units of ZEEKR 001 to the market, making it the first pure-electric premium vehicle model manufactured by a Chinese BEV brand with over 10,000 units of single-month delivery volume, according to Frost & Sullivan. We have delivered a cumulative 66,611 units of ZEEKR 001 as of November 30, 2022, which is among the fastest delivery in the premium BEV market in China from October 2021 to November 2022, according to Frost & Sullivan.
The development of our BEV models is powered by SEA, a set of open-source, electric and modularized platforms compatible with A segment to E segment, covering sedan, SUV, MPV, hatchback, roadster, pick up truck and robotaxi, which have a wheelbase mainly between 1,800mm to 3,300mm. The widely compatible SEA enables robust R&D capabilities, execution efficiency, cost efficiency and control consistency in the vehicle development process, giving our BEVs significant competitive advantages in the market. SEA also offers the flexibility to quickly adopt and accommodate the latest and most advanced technology improvements. For example, we were able to equip ZEEKR 009 with CATL’s latest Qilin battery thanks to the structural flexibility of SEA. Together with our proprietary advanced battery solutions and highly efficient electric drive system, ZEEKR 009’s extended range version is expected to be the world’s first pure-electric MPV model with an over 800km CLTC range and the longest all-electric range in the MPV market, according to Frost & Sullivan.
As a premium BEV brand incubated by Geely Group, we inherit unique competitive edges from Geely Group that are developed through years of execution experience at the frontier of the industry, such as innovative and agile engineering capabilities, robust R&D capabilities, deep industry expertise, extreme attention to safety, top-notch professionals, strong supply chain and manufacturing management capabilities and operational know-how. Geely Group’s powerful and world-class brand equity also echoes product innovation, performance and reliability in its broad customer base, which, in turn, contributes to the significant consumer interest and demand for the ZEEKR brand. These competitive advantages enable us to quickly incorporate the customer needs and concepts into our products and manage the complex operation process to achieve the fast ramp up of production and deliveries. We also leverage Geely Group’s advanced and well-established manufacturing capacity, which helps us retain effective oversight over key steps in procurement, manufacturing and product quality control with minimal capital outlay.
We have strong in-house technological capabilities focusing on electrification and intelligentization. Our industry-leading in-house design, engineering and R&D enable us to achieve high product development efficiency and rapid product iteration, as well as to provide engineering services to external parties. In particular, our in-house capabilities are also supported by (i) our Sweden-based R&D center CEVT in the research and development of intelligent mobility solutions, and (ii) Ningbo Viridi, our PRC subsidiary focused on the products and systems relating to battery, motor and electric control, power solutions and energy storage. Leveraging our in-house E/E Architecture design and operating system, ZEEKR OS, we continuously update our BEV functions through effective and efficient FOTA. We deploy into our BEVs with cutting-edge autonomous driving technology by world-leading players such as Mobileye, and have also announced our plan to integrate NVIDIA’s DRIVE Thor on our centralized vehicle computer for our next generation intelligent BEV. We also offer intelligent cockpit to deliver interactive, immersive and enjoyable driving experiences.
To successfully achieve our mission, we assembled a top-notch management team with diversified yet complementary backgrounds and experiences. Our management team possesses entrepreneurial spirit, deep automotive and technology sector expertise along with customer-centric operation experience, which are essential to driving our future development. Our co-founder and CEO Conghui An has over 25 years’ experience in multiple executive management positions in Geely Group and accumulated profound industry insights and senior management experience with an excellent track record. In addition to ZEEKR, Mr. An has successfully established, developed and operated both Geely and Lynk&Co, two well-established vehicle brands of Geely Group.
We are guided by our customer-oriented principle to provide customers with service and experience in every aspect of their journey with us. We adopt a customer-oriented DTC sales model with a focus on innovative and interactive engagement with our customers. We have established extensive customer touchpoints including seven ZEEKR Centers, 171 ZEEKR Spaces, 22 ZEEKR Delivery Centers and one ZEEKR House as of September 30, 2022. In addition, we closely interact with customers through building an integrated online and offline customer community to provide a holistic experience that goes beyond purchase of intelligent BEVs. Within ZEEKR APP, customers can enjoy one-stop car purchase, charging solution, financial service, roadside assistance, intelligent car control, online shopping of ZEEKR lifestyle products, social interaction, and seamless communication with the customer services team. We also hold a variety of offline customer events to nurture a vibrant ZEEKR user community. Our customer engagement efforts enable us to better understand customer needs to be incorporated into our future product design, and continuously strengthen customer loyalty and stickiness. Underpinned by our superior capability in supply chain and manufacturing planning and management, we are also able to offer a wide range of customized options in terms of vehicle designs and functionalities, which are highly appreciated by our customers.
We have established a comprehensive charging network and provided hassle-free charging services through at-home charging solutions, on-the-road charging solutions and 24/7 charging fleets. The ultra charging stations, in particular, provide users with an ultimate charging experience through our proprietary ultra-fast charging technology developed by Ningbo Viridi. As of September 30, 2022, there are 512 ZEEKR charging stations with different charging capabilities, including 149 ultra charging stations, 249 super charging stations and 114 light charging stations, covering 102 cities in China, further supported by third-party charging stations that cover 335 cities in China with approximately 350 thousand charging piles in total.
We have established in-depth partnerships with a number of internationally renowned smart mobility companies, laying a solid foundation for our business development and global expansion. For example, we collaborate with Mobileye, a subsidiary of Intel and one of our strategic investors, for consumer-ready autonomous driving solutions. We and Waymo are collaborating on the development of a purpose-built TaaS vehicle built on the SEA-M platform which will be deployed in the United States over the coming years. Furthermore, we have deep relationships with a range of leading suppliers, such as CATL, Bosch and Aptiv.
We operate in a rapidly growing market with extensive potential. Driven by improving battery and smart technologies, supportive regulatory policies and enhancement of charging infrastructure, China’s BEV market has substantial room for growth in both volume and BEV penetration. China’s BEV sales volume is expected to be more than quadrupled to 11.3 million units in 2026 from 2021, according to Frost & Sullivan. The premium BEV market is expected to experience an even faster growth, almost increasing to five times the volume in 2021 by 2026, according to Frost & Sullivan. In the future, we also plan to tap into the BEV market in Europe and robotaxi market in the United States. The European BEV market has significant size and growth potential, which is expected to reach 4.4 million units in sales volume in 2026, representing a CAGR of 29.4% from 2022 to 2026, according to Frost & Sullivan.
Our revenue from vehicle sales amounted to RMB1,544.3 million and RMB10,820.2 million (US$1,521.1 million) in 2021 and the nine months ended September 30, 2022, respectively, with a gross profit margin of 1.8% and 4.6%, respectively. In addition to vehicle sales, we generated revenues from BEV-related research and development and sales of batteries and other components. Our total revenue amounted to RMB6,527.5 million and RMB18,467.5 million (US$2,596.1 million) in 2021 and the nine months ended September 30, 2022, respectively, with a gross profit margin of 15.9% and 8.4%, respectively.
OUR COMPETITIVE STRENGTHS
We believe the following competitive strengths contribute to our success and differentiate us from our competitors:
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An innovative automotive technology company with strong product offering to capture massive premium BEV market opportunity;

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Fast growth and success empowered by significant advantages inherited from Geely Group;

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Dedication to delivering superior user experience and creating user community;

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Industry-leading technology and R&D capabilities supporting product leadership and fast iteration;

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Strategic partnership with global industry leaders bringing synergies throughout product lifecycle; and

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Visionary and experienced senior leadership and world class management team.

OUR GROWTH STRATEGIES
We intend to pursue the following growth strategies to solidify our market leadership and achieve sustainable growth:
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Continue to invest in R&D in electrification and intelligentization;

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Continue to develop new models to expand the breadth of product portfolio;

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Expand our international footprints;

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Continue to strengthen our agile development capability and operation efficiency;

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Continue to expand sales and service network and enhance customer engagement; and

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Continue to improve customers’ experience with full lifecycle services.

SUMMARY OF RISK FACTORS
Investing in the ADSs involves significant risks. Investors in the ADSs are not purchasing equity securities of our subsidiaries that have substantive business operations, but instead are purchasing equity securities of a Cayman Islands holding company. ZEEKR Intelligent Technology is a Cayman Islands holding company that conducts its business operations primarily through a series of subsidiaries in China. ZEEKR Intelligent Technology controls these subsidiaries through Zhejiang ZEEKR, which in turn is wholly owned by its Hong Kong subsidiary, ZEEKR Technology. This structure involves unique risks to investors.
Additionally, we face various legal and operational risks and uncertainties as a company based in and primarily operating in China. Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. We could be adversely affected by uncertainties with respect to the Chinese legal system. Rules and regulations in China can change quickly with little advance notice. In addition, the interpretation and enforcement of Chinese laws and regulations involve additional uncertainties. Since administrative and court authorities in China have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.
The Chinese government exerts substantial influence over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the Chinese government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless.
We also face risks associated with the lack of inspection from the PCAOB on our auditor. Under the HFCAA, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit its securities from being traded on any U.S. stock exchange. In addition, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years. On February 4, 2022, the U.S. House of Representatives passed a bill containing, among other things, an identical provision. If this provision is enacted into law, it will reduce the time period before the ADSs would be delisted from a U.S. stock exchange. On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MoF, taking the first step toward opening access for the PCAOB to completely inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB is expected to reassess its determinations for purposes of the HFCAA by the end of 2022, although there is no guarantee as to the results of the PCAOB’s inspections and investigations under such framework agreement. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives you of the benefits of such inspections.
You should carefully consider all of the information in this prospectus before making an investment in the ADSs, especially the risks and uncertainties discussed under “Risk Factors,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Please find below a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully in “Risk Factors.”
Risks Related to Our Business and Industry
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Our BEV business has a limited operating history and faces significant challenges as a new entrant into our industry. For details, see page 21 of this prospectus.

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We expect to mainly generate revenues from the sales of a limited number of BEV models. For details, see page 22 of this prospectus.

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If we cannot achieve and sustain profitability, our business, financial condition and operating results may be adversely affected. For details, see page 22 of this prospectus.

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Our research and development efforts may not yield expected results. For details, see page 22 of this prospectus.

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Our BEVs, including software systems, may contain defects and fail to offer a good mobility experience to meet customer expectations, and our business, results of operations and reputation would be materially and adversely affected. For details, see page 23 of this prospectus.

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China’s BEV market is highly competitive, and demand for BEVs may be cyclical and volatile. For details, see page 23 of this prospectus.

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The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for NEVs and domestically produced vehicles could materially and adversely affect our business, financial condition and results of operations. For details, see page 24 of this prospectus.

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We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our BEVs according to our schedule and at prices, quality levels and volumes acceptable to us. For details, see page 25 of this prospectus.

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As we continue to grow, we may not be able to effectively manage our growth, which could negatively impact our brand image and financial performance. For details, see page 26 of this prospectus.

•
A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition. For details, see page 26 of this prospectus.

•
The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our results of operations. For details, see page 27 of this prospectus.

•
We may be subject to risks associated with autonomous driving technologies. For details, see page 27 of this prospectus.

•
Our business and prospects depend significantly on our ability to build our ZEEKR brand. We may not succeed in continuing to maintain and strengthen the ZEEKR brand, and our brand and reputation could be harmed by negative publicity and customer complaints regarding our company, products or services. For details, see page 28 of this prospectus.

•
Any dysfunction or outdated developments in SEA may negatively affect the production of our BEVs. For details, see page 29 of this prospectus.

•
Any problems or delays in ramping and maintaining operations of the ZEEKR Factory could negatively affect the production of our BEVs. For details, see page 29 of this prospectus.

Risks Related to Our Relationship with Geely Group
•
We have no experience operating as a stand-alone public company. For details, see page 48 of this prospectus.

•
We may have conflicts of interest with Geely Auto and, because of Geely Auto’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us. For details, see page 48 of this prospectus.

•
Potential conflicts of interest could arise in connection with our agreements with Geely Group. For details, see page 49 of this prospectus.

•
Our business may be adversely affected if our collaboration with Geely Group is terminated or curtailed, or if we are no longer able to benefit from the synergies of our business cooperation, or if we compete directly with, Geely Group. For details, see page 49 of this prospectus.

•
If we lose our right to use “ZEEKR” or other trademarks that are material to us, our business, results of operations and financial condition would be materially and adversely affected. For details, see page 49 of this prospectus.

•
Geely Auto will control the outcome of shareholder actions in our company. For details, see page 50 of this prospectus.

•
We are a “controlled company” within the meaning of the applicable rules of the [NYSE/Nasdaq] and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. For details, see page 50 of this prospectus.

Risks Related to Doing Business in China
•
Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. For details, see page 50 of this prospectus.

•
The PRC government exerts substantial influence over the manner in which we conduct our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of the ADSs. For details, see page 51 of this prospectus.

•
There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. For details, see page 52 of this prospectus.

•
The continued impasse on the ability of the PCAOB to inspect or investigate PCAOB-registered accounting firms in China and U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of the ADSs and may eventually require us to delist our securities from the U.S. markets. For details, see page 52 of this prospectus.

•
The approval or record filing of the CSRC, or other PRC government authorities may be required in connection with this offering and our future capital raising activities under the PRC laws. For details, see page 54 of this prospectus.

•
China’s Anti-Monopoly Law, M&A Rules and certain other PRC laws and regulations also establish complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions in China. For details, see page 57 of this prospectus.

•
Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may entail significant expenses and force us to make adverse changes to our business. For details, see page 58 of this prospectus.

•
PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits. For details, see page 62 of this prospectus.
•
Any failure to comply with PRC regulations regarding our share incentive plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions. For details, see page 63 of this prospectus.

Risks Related to the ADSs and This Offering
•
There has been no public market for our shares or the ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all. For details, see page 69 of this prospectus.

•
The trading price of the ADSs may be volatile, which could result in substantial losses to you. For details, see page 69 of this prospectus.

•
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline. For details, see page 70 of this prospectus.

Recent Regulatory Development
Cybersecurity Review Measures
On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and several other regulatory authorities in China jointly promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, (i)  the purchase of network products and services by “critical information infrastructure operator” (the “CIIO”) and the data processing activities of a network platform operator that affect or may affect national security are subject to the cybersecurity review: (ii) an application for cybersecurity review should be made by the internet platform operator holding personal information of more than one million users before such internet platform operator lists its securities in a foreign country: and (iii) relevant governmental authorities in the PRC may initiate cybersecurity review if they determine an operator’s network products or services or data processing activities affect or may affect national security.
Uncertainties still exist in relation to the interpretation and implementation of the Cybersecurity Review Measures. For instance, if we are deemed to be a CIIO, our purchases of network products or services, if deemed to be affecting or possibly affecting national security, will need to be subject to cybersecurity review. The critical information infrastructure has a relatively broad definition and the interpretation in this regard remains vague. However, the relevant administration departments of each critical industry and sector (the “Protection Departments”) are responsible to formulate eligibility criteria and determine the CIIOs in the respective industry or field. The operators will be informed about the final determination as to whether they are categorized as CIIOs from the Protection Departments. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CAC or other Chinese regulatory authorities required for cybersecurity. For details of the associated risks, see “Risk Factors — Risks Related to Doing Business in China — Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may entail significant expenses and force us to make adverse changes to our business.”
On March 17, 2022, the China Cybersecurity Review Technology and Certification Center (the “CCRC”) confirmed to us in writing that in principle we would not be required to apply for a cybersecurity review in connection with this offering and our proposed listing if we do not possess over one million users’ personal information prior to the completion of this offering and our proposed listing. As a result, based on the fact that we are not in possession of more than one million users’ personal information as of the date of this prospectus, we are not subject to cybersecurity review by the CAC for this offering and our proposed listing. In addition, as of the date of this prospectus, we have not received any regulatory notice that identifies us as a CIIO from the Protection Departments or any other PRC regulatory authorities, and we have not received any inquiry, negative notice, warning, sanctions or regulatory objection from the CAC in relation to this offering.

Several Provisions on the Management of Automobile Data Security (Trial Implementation)
The Several Provisions on the Management of Automobile Data Security (Trial Implementation) (the “Provisions on MADS”), which was promulgated by the CAC and certain other PRC regulatory authorities on August 16, 2021 and came into effect on October 1, 2021, reiterate that automobile data processors can process personal information and important data and further provide several specific requirements for such processing.
The Provisions on MADS clearly stipulate that:
(i)
to carry out personal information processing activities, automobile data processors must notify individuals of relevant information in a prominent manner, obtain personal consent or comply with laws and administrative regulations in other circumstances;

(ii)
for the processing of sensitive personal information, the automobile data processor must obtain separate consent from individuals, and meet specific requirements; and

(iii)
automobile data processors must collect biometric information only with sufficient necessity and for the purpose to enhance driving safety.

We have been closely monitoring regulatory developments and adjusted our policies and practices to comply with the Provisions on MADS. As of the date of this prospectus, as advised by our PRC counsel, we have not received any inquiry, negative notice, warning, sanctions, or regulatory objection from relevant authorities in this regard.
Regulations on the Management of Network Data Security (Draft for Comments)
On November 14, 2021, the CAC issued the Regulations on the Management of Network Data Security (Draft for Comments) (the “Draft Regulations on MNDS”), which stipulate the general guidelines applicable to the protection of personal information, the security of important data, the security management of data exports, the obligations of Internet platform operators, and the supervision, management and legal responsibilities related to the foregoing. The Draft Regulations on MNDS stipulate that data processors who handle important data or are listed overseas must conduct annual data security assessments on their own or by entrusting data security service agencies and submit the data security assessment reports to local cyberspace administration authorities by January 31 of the following year. Nonetheless, there remain substantial uncertainties with respect to the interpretation and implementation of these rules and regulations.
As advised by our PRC counsel, the Draft Regulations on MNDS were released only for public comments and their provisions and anticipated adoption date are subject to changes, and their interpretation and implementation remain uncertain. However, if the Draft Regulations on MNDS become effective in their current forms, we will be required to conduct annual data security assessments and comply with the relevant reporting obligations after listing overseas. As of the date of this prospectus, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from relevant authorities in this regard.
Potential CSRC Approval and Filing Required
On December 24, 2021, the CSRC published the following draft regulations (collectively, the “Draft Regulations”) for public comments: (i) the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”), and (ii) the draft Measures for the Record-filings of Overseas Issuance and Listing of Securities of Domestic Companies (Draft for Comments) (the “Filing Measures”). The Draft Regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly must complete the filing procedures with and report relevant information to the CSRC:
•
The issuer or its affiliated domestic company, as the case may be, must submit filing documents to the CSRC within three business days after the submission of the application for overseas initial public offering, and must submit second filing documents to CSRC within three business days after the listing is completed.

•
After completing the filing procedures for an overseas initial public offering and listing, the issuer will need to comply with continuous filing and reporting requirements, such as (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities for acquiring assets and (iv) reporting material events after the initial offering and listing.

We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, the CAC, or other PRC regulatory authorities required for overseas listings and securities offerings. However, we cannot predict the impact of these regulations on the listing status of the ADSs and/or other securities, or on any of our future security offerings in foreign countries. For details of the associated risks, see “Risk Factors — Risks Related to Doing Business in China —  The approval or record filing of the CSRC, or other PRC government authorities may be required in connection with this offering and our future capital raising activities under the PRC laws.”
As advised by our PRC counsel, the Draft Regulations were released only for public comments and their provisions and anticipated adoption date are subject to change and their interpretation and implementation remain uncertain. The Draft Regulations are not clear as to whether companies like us that have already submitted an application for an initial public offering to overseas regulators but have not yet completed the offering will be subject to such filing procedures. As of the date of this prospectus, we have not received any formal inquiry, notice, warning, sanction, or regulatory objection from the CSRC with respect to this offering. The Draft Regulations indicate the intention of the Chinese government to increase its regulation of overseas listing. If the relevant governmental authorities determine or new future rules provide that we are required to obtain the approval from the CSRC for this offering, we would have to apply for such approval. However, if the Draft Regulations become effective in their current forms before this offering is completed, other than uncertainties of the filing procedures which may be further clarified in the final version of these draft regulations or their implementation rules, we do not foresee that the Draft Regulations would have a material adverse impact on this offering.
Implications of the Holding Foreign Companies Accountable Act
Under the HFCAA, which was enacted on December 18, 2020, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit the securities of such issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States.
On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our external auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. As a result, the ADSs may be delisted under the HFCAA.
On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MoF, taking the first step toward opening access for the PCAOB to completely inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB is expected to reassess its determinations for purposes of the HFCAA by the end of 2022, although there is no guarantee as to the results of the PCAOB’s inspections and investigations under such framework agreement.
When the PCAOB reassesses its determinations by the end of 2022, it could determine that it was unable to inspect and investigate completely registered public accounting firms in mainland China, including our auditor. The delisting of the ADSs, or the threat of them being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections. For details about the risks associated with the enactment of the HFCAA, see “Risk Factors — Risks Related to Doing Business in China — The continued impasse on the ability of the PCAOB to inspect or investigate PCAOB-registered accounting firms in China and U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of the ADSs and may eventually require us to delist our securities from the U.S. markets.”

Corporate Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.

(1)
China-Euro Vehicle Technology Aktiebolag, or CEVT, was founded in 2013 in Sweden as an indirect subsidiary of Geely Holding and as an innovation center engaging in the R&D of software systems and modular and virtual engineering for NEV. It offers its services to several auto brands under Geely Holding. In July 2021, we entered into an acquisition agreement with Zhejiang Geely, a subsidiary of Geely Holding, pursuant to which we agreed to acquire 100% equity interests in CEVT from Zhejiang Geely. Upon the completion of this acquisition on February 1, 2022, CEVT became our wholly-owned subsidiary. CEVT started to generate revenue in July 2013.

(2)
In July 2021, ZEEKR Automobile (Shanghai) Co., Ltd., or ZEEKR Shanghai, acquired 100% equity interest in ZEEKR Automobile (Ningbo Hangzhou Bay New Zone) Co., Ltd., or ZEEKR Hangzhou Bay, from Geely Holding. In August 2021, we acquired 100% equity interest in ZEEKR Shanghai (99% from Geely Auto and 1% from Geely Holding).

(3)
Viridi E-Mobility Technology (Ningbo) Co., Ltd., or Ningbo Viridi, was founded in 2017 as an indirect wholly-owned subsidiary of Geely Holding and is engaged in the R&D and production of key NEV components, including electric powertrains and battery packs. In July 2021, we entered into a share purchase agreement with Ningbo Viridi and Zhejiang Jichuang Automobile Parts Co., Ltd., pursuant to which we agreed to purchase a 51% equity interest in Ningbo Viridi. In October 2021, the acquisition was completed. Currently, Ningbo Viridi is owned as to 51% by us and 49% by Geely Holding. Ningbo Viridi started to generate revenue in March 2019.

Our Corporate Information
Our principal executive offices are located at No. 1388 Minshan Road, Xinqi Street, Beilun District, Ningbo, Zhejiang, People’s Republic of China. Our telephone number at this address is +86 400-003-6036. Our registered office in the Cayman Islands is located at the offices of 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is located at            .
Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.zeekrlife.com. The information contained on our website is not a part of this prospectus.
Certain Risks Associated with Our Corporate Structure
We are an exempted company incorporated under the laws of the Cayman Islands that conducts all of our operations in China through our PRC subsidiaries. In addition, all our executive officers reside within China for a significant portion of the time and all of them are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties or similar arrangements between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have treaties or similar arrangements and only has limited reciprocity arrangements with the United States, the Cayman Islands or many other countries and regions that provide for the reciprocal recognition and enforcement of foreign judgments as of the date of this prospectus. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.
The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoing. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in many emerging markets, including China. See also “Risk Factors — Risks Related to Doing Business in China — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this prospectus. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.”
Holding Company Structure
As of the date of this prospectus, ZEEKR Intelligent Technology has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on its ordinary shares or the ADSs. ZEEKR Intelligent Technology is a holding company with no operations of its own. ZEEKR Intelligent Technology conducts its business operations through its subsidiaries, including its subsidiaries in China. If the PRC government deems that any of our business operations carried out by our Hong Kong or PRC subsidiaries were to be restricted or prohibited from foreign investment in the future, we may be required to stop our business operations in China, and we could be subject to material penalties or be forced to relinquish our interests in the affected operations. Such events could result in a material change in our operations and a material change in the value of our securities, including causing the value of such securities to significantly decline or become worthless. Save for the dividends made by ZEEKR Shanghai and CEVT before we acquired them, none of our subsidiaries have issued any dividends or distributions to their respective holding companies or any investors as of the date of this prospectus. If we become profitable, ZEEKR Intelligent Technology’s ability to pay dividends, if any, to the shareholders and ADS investors and to service any debt it may incur will come from dividends paid by its operating subsidiaries.
Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to ZEEKR Intelligent Technology. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits upon satisfaction of relevant statutory conditions and procedures. Distributable profits are the net profit after tax as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to appropriate 10% of the net profits as reported in its respective statutory financial statements (after offsetting any prior year’s losses) to the statutory reserves until such reserves have reached 50% of its respective registered capital. In addition, the PRC Enterprise Income Tax Law, or EIT Law, and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.
Furthermore, the payment of current account items, including profit distributions, trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange (“SAFE”), or its local branches, provided that (i) the declaration and payment of such current account items comply with applicable PRC laws and regulations and the constitutional documents of the related company, and (ii) the remittance of dividends and other distributions out of the PRC complies with the procedures required by the relevant PRC laws and regulations relating to foreign exchange administration and withholding tax provisions, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. However, where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in the ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC.
Implications of Being an Emerging Growth Company
As a company with less than US$1.235 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015) (“JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We elected not to use the extended transition period for complying with any new or revised financial accounting standards and this election is irrevokable.
We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. See “Risk Factors — Risks Related to the ADSs and This Offering — We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.”
Implications of Being a Foreign Private Issuer
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands with limited liability, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance standards of the [NYSE/Nasdaq] applicable to U.S. domestic companies.
Implication of Being a Controlled Company
[Concurrently with this offering, Geely Automobile Holdings Limited, or Geely Auto, our controlling shareholder, will have the right to purchase up to a total of     ordinary shares to be issued by us in a private placement. Assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in such concurrent private placement, we will become a “controlled company” within the meaning of the applicable rules of the [NYSE/Nasdaq] because Geely Auto will have (i)    % of the total voting power of our then outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or (ii)     % of the total voting power of our then outstanding ordinary shares, assuming the underwriters exercise their over-allotment option in full. See “Principal Shareholders” for details.]
As a result, we will be a “controlled company” as defined under the applicable rules of the [NYSE/Nasdaq] because Geely Auto will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
Conventions which Apply to This Prospectus
Except where the context otherwise requires and for purposes of this prospectus only:
•
“ADAS” refers to advanced driver assistance system;

•
“ADSs” refers to the American depositary shares, each representing        ordinary shares;

•
“BEV(s)” refers to battery electric passenger vehicle(s);

•
“CEVT” refers to China-Euro Vehicle Technology Aktiebolag;

•
“China” or “PRC” refers to the People’s Republic of China, and only in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this prospectus, excludes Hong Kong, Macau and Taiwan;

•
“Geely Auto” refers to Geely Automobile Holdings Limited, a company incorporated in the Cayman Islands with limited liability controlled by Geely Holding and listed on the Hong Kong Stock Exchange under stock code “0175” and its controlled entities, other than us;

•
“Geely Group” refers to Geely Holding and Geely Auto;

•
“Geely Hangzhou Bay” refers to Ningbo Hangzhou Bay Geely Auto Parts Co., Ltd.;

•
“Geely Holding” refers to Zhejiang Geely Holding Group Co., Ltd and its controlled entities, other than Geely Auto and us;

•
“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

•
“MoF” refers to Ministry of Finance of the People’s Republic of China;

•
“Ningbo Viridi” refers to Viridi E-Mobility Technology Co., Ltd., one of our PRC subsidiaries founded in 2017;

•
“NEV(s)” refers to new energy passenger vehicle(s);

•
“NVH” refers to noise, vibration and harshness characteristics of vehicles;

•
“ordinary share” refers to our ordinary shares, par value US$0.0002 per share;

•
“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•
“SEA” refers to Sustainable Experience Architecture, an open-source, pure electric and modularized platform for BEV development inside Geely Group;

•
“TaaS” refers to transportation as a service;

•
“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•
“Waymo” refers to an American autonomous driving technology company;

•
“we,” “us,” “our company,” and “our” refer to ZEEKR Intelligent Technology Holding Limited, the holding company, and its subsidiaries, as a group;

•
“ZEEKR Intelligent Technology” refers to ZEEKR Intelligent Technology Holding Limited, the holding company;

•
“ZEEKR Power” refers to Zhejiang Haohan Energy Technology Co., Ltd., in which we own 30% equity interest; and

•
“Zhejiang Geely” refers to Zhejiang Geely Automobile Co., Ltd.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB7.1135 to US1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2022. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.
This prospectus contains information derived from various public sources and certain information from an industry report commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING
ADSs offered by us
          ADSs (or          ADSs if the underwriters exercise their over-allotment option in full).
Over-allotment option
We have granted the underwriters the right to purchase up to          additional ADSs from us within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.
The ADSs
Each ADS represents          ordinary shares, par value US$0.0002 per share. The depositary will hold the ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.
We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.
You may turn in the ADSs to the depositary in exchange for our ordinary shares. The depositary will charge you fees for any exchange.
We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.
To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.
Ordinary shares
We will issue          ordinary shares represented by the ADSs in this offering (or          ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
All options, regardless of grant dates, will entitle holders to the equivalent number of ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.
See “Description of Share Capital.”
Ordinary shares outstanding immediately after this
offering
          ordinary shares, par value US$0.0002 per share (or          ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
ADSs outstanding immediately after this offering
          ADSs, comprised of          ADSs to be offered in this offering [and          ADSs to be issued in connection with the concurrent private placement for the Assured Entitlement Distribution (assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in such concurrent private placement and assuming Geely Auto fully converts such ordinary shares into ADSs)], or          ADSs if the underwriters exercise their option to purchase additional ADSs in full.

[Concurrent private placement for Assured Entitlement Distribution
Geely Auto, our controlling shareholder, has agreed, concurrently with, and subject to, the completion of this offering, to purchase from us a certain number of ordinary shares with an aggregate value of up to HK$      million (US$     million) at the public offering price per share for distribution to its eligible shareholders pursuant to Practice Note 15 under the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited, which is the public offering price per ADS divided by the number of ordinary shares represented by one ADS.
This purchase will be made by Geely Auto pursuant to Regulation S of the U.S. Securities Act of 1933, as amended. The Assured Entitlement Distribution will only be made by Geely Auto if this offering is completed and will not involve an underwriter. The distribution in specie of ADSs by Geely Auto to its eligible shareholders is not part of this offering. Each of Geely Auto and us will bear all expenses incurred by itself in connection with such concurrent private placement and the Assured Entitlement Distribution.
We do not expect to use any proceeds from this offering to pay for or facilitate the Assured Entitlement Distribution.]
Listing
We intend to apply to list the ADSs representing our ordinary shares on the [New York Stock Exchange/Nasdaq Global Market], under the symbol “          ”.
Use of proceeds
Based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, we estimate that the net proceeds to us will comprise approximately US$      from this offering (or approximately US$      , if the underwriters exercise their option to purchase additional ADSs in full), after deducting underwriting discounts and commissions and the estimated offering expenses payable by us[, and additional net proceeds of approximately US$      from the concurrent private placement to Geely Auto to effect its Assured Entitlement Distribution (assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in such concurrent private placement)].
We intend to use the net proceeds from the offering for: (i) the development of more advanced BEV technologies, as well as expansion of product portfolio; (ii) selling and marketing, and expansion of our service and charging network; and (iii) general corporate purposes, including working capital needs, to support our business operations and growth. See “Use of Proceeds.”
Lock-up
We[, our directors, executive officers and existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.
Payment and settlement
The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on          , 2023.

Depositary

Taxation
For Cayman, PRC and U.S. federal income tax considerations with respect to the ownership and disposition of the ADSs, see “Taxation.”
Risk Factors
See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.
Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to           additional ordinary shares to cover over-allotments, if any, in connection with the offering.

SUMMARY COMBINED AND CONSOLIDATED FINANCIAL DATA AND OPERATING DATA
The following summary combined and consolidated statements of operations for the years ended December 31, 2020 and 2021, summary combined and consolidated balance sheets data as of December 31, 2020 and 2021 and summary combined and consolidated cash flow data for the years ended December 31, 2020 and 2021 have been derived from audited combined and consolidated financial statements included elsewhere in this prospectus. The following summary combined and consolidated statements of operations for the nine months ended September 30, 2021 and 2022, summary combined and consolidated balance sheet data as of September 30, 2022, and summary combined and consolidated cash flow data for the nine months ended September 30, 2021 and 2022 have been derived from our unaudited combined and consolidated financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited combined and consolidated financial statements. Our combined and consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements and the related notes included elsewhere in this prospectus.
The following table presents our summary combined and consolidated statements of operations for the periods presented.
	Years Ended December 31,			Nine Months Ended September 30,
	2020	2021		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net revenues:	3,185,065	6,527,518	917,624	3,147,500	18,467,509	2,596,121
Cost of revenues:	(2,334,831)	(5,489,349)	(771,680)	(2,408,149)	(16,912,522)	(2,377,525)
Gross profit	850,234	1,038,169	145,944	739,351	1,554,987	218,596
Operating expenses:
Research and development expenses	(22,605)	(3,160,304)	(444,269)	(1,972,504)	(3,153,599)	(443,326)
Selling, general and administrative expenses	(803,560)	(2,200,056)	(309,279)	(1,266,710)	(3,355,268)	(471,676)
Other operating income, net	59,035	19,552	2,749	12,681	50,182	7,055
Total operating expenses	(767,130)	(5,340,808)	(750,799)	(3,226,533)	(6,458,685)	(907,947)
Income (Loss) from operations	83,104	(4,302,639)	(604,855)	(2,487,182)	(4,903,698)	(689,351)
Interest expense	(66,753)	(53,205)	(7,479)	(23,117)	(233,122)	(32,772)
Interest income	1,755	23,022	3,236	8,489	119,891	16,854
Other income (expenses), net	134,121	(184,582)	(25,948)	(119,484)	(144,565)	(20,322)
Income (Loss) before income tax expense and share of losses in equity method investments	152,227	(4,517,404)	(635,046)	(2,621,294)	(5,161,494)	(725,591)
Share of losses in equity method investments	(7,984)	(16,871)	(2,372)	(10,533)	(70,387)	(9,895)
Income tax (expense) benefits	(40,643)	19,983	2,809	(22,147)	(85,333)	(11,996)
Net income (loss)	103,600	(4,514,292)	(634,609)	(2,653,974)	(5,317,214)	(747,482)

The following table presents our combined and consolidated balance sheets data as of the dates presented.
	As of December 31,			As of September 30,
	2020	2021		2022
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	141,929	3,893,980	547,407	5,470,681	769,056
Restricted cash	—	3,986	560	117,399	16,504
Notes receivable	3,376	33,881	4,763	71,729	10,083
Accounts receivable	11,687	24,208	3,403	39,660	5,575
Inventories	194,054	1,214,080	170,673	2,714,951	381,662
Amounts due from related parties-current	5,382,253	3,848,577	541,024	6,425,347	903,261
Prepayments and other current assets	293,792	413,095	58,073	888,017	124,835
Total current assets	6,027,091	9,431,807	1,325,903	15,727,784	2,210,976
Total assets	7,552,412	11,939,932	1,678,489	20,285,216	2,851,649
Total current liabilities	3,354,809	10,150,503	1,426,936	15,202,718	2,137,164
Total liabilities	4,172,443	11,010,506	1,547,832	23,959,938	3,368,233
Total shareholder’s equity	3,379,969	929,426	130,657	(3,674,722)	(516,584)
Total liabilities and shareholder’s equity	7,552,412	11,939,932	1,678,489	20,285,216	2,851,649
The following table sets forth a summary of our combined and consolidated cash flows for the periods presented.
	Years Ended December 31,			Nine Months Ended September 30,
	2020	2021		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	415,474	630,182	88,589	982,600	(3,802,108)	(534,492)
Net cash (used in) provided by investing activities	(877,610)	379,525	53,354	716,138	(1,935,776)	(272,128)
Net cash provided by financing activities	92,171	2,785,064	391,519	2,909,758	7,434,414	1,045,115
Net (decrease) increase in cash, cash equivalents and restricted cash	(369,965)	3,794,771	533,462	4,608,496	1,696,530	238,495
Cash, cash equivalents and restricted cash at beginning of year/period	498,145	141,929	19,952	141,929	3,897,966	547,967
Effect of exchange rate changes on cash, cash equivalents and restricted cash	13,749	(38,734)	(5,447)	40,339	(6,416)	(902)
Cash, cash equivalents and restricted cash at end of year/period	141,929	3,897,966	547,967	4,790,764	5,588,080	785,560
Our Monthly Vehicle Deliveries
Our results of operations and financial conditions substantially depend on the sales of our BEVs. Therefore, the delivery volume of our ZEEKR 001, which is our mass-produced BEV model, is a key indicator used to monitor our business operations and performance.
Since its release, ZEEKR 001 has been well received by the market driven by its superior performance, stylish design and functionality that meets diversified customer needs and provides outstanding mobility experience. In October 2022, we delivered 10,119 units of ZEEKR 001 to the market, making it the first pure-electric premium vehicle model manufactured by a Chinese BEV brand with over 10,000 units of single-month delivery volume, according to Frost & Sullivan. We have delivered a cumulative 66,611 units of ZEEKR 001 by November 30, 2022, which is among the fastest delivery in the premium BEV market in China from October 2021 to November 2022, according to Frost & Sullivan.

The following chart summarizes the monthly deliveries of ZEEKR 001 for the last six months.
Months in 2022	Delivery Volume (units)
November	11,011
October	10,119
September	8,276
August	7,166
July	5,022
June	4,302

RISK FACTORS

      You are purchasing equity securities of ZEEKR Intelligent Technology, a Cayman Islands holding company, rather than equity securities of its operating subsidiaries. Such structure involves unique risks to investors in the ADSs. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below and our combined and consolidated financial statements and related notes, before making an investment in the ADSs. You should also carefully review the cautionary statements referred to under “Cautionary Statement Regarding Forward-looking Statements.” Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. In any such case, the market price of the ADSs could decline significantly, and you may lose all or part of your investment.

Risks Related to Our Business and Industry
Our BEV business has a limited operating history and faces significant challenges as a new entrant into our industry.
Our BEV business initially commenced within Geely Auto, and was restructured as a separate business in 2021. Therefore, we have a limited operating history as a separate business in most aspects of the BEV segment, including designing, testing, marketing, selling and related services associated with BEVs. We announced the development of our first BEV model, ZEEKR 001, in April 2021 and started to deliver ZEEKR 001 in October 2021. In November 2022, we launched our second BEV model, ZEEKR 009 and expect to start delivery in the first quarter of 2023. For details, see “Our History and Corporate Structure.”
You should consider our business and prospects in light of the risks and challenges we face as a new entrant in China’s BEV market, including, among other things:
•
design and produce safe, reliable, customer-centric and quality vehicles on an ongoing basis;

•
build a well-recognized and respected brand;

•
expand our customer base;

•
properly price our products and services;

•
advance our technological capabilities in key areas, such as autonomous driving, intelligent operating system, and electric powertrain;

•
successfully market our BEVs and our services, including our advanced autonomous driving system, our charging solutions and various value-added services, such as vehicle maintenance and convenient chauffeur service;

•
improve operating efficiency and economies of scale;

•
manufacture our BEV products in a safe and cost-efficient manner;

•
attract, retain and motivate our employees;

•
anticipate and adapt to changing market conditions, including changes in consumer preferences and competitive landscape; and

•
navigate a complex and evolving regulatory environment.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected. In addition, our BEVs are highly technical products that require ongoing maintenance and support. As a result, consumers will be less likely to purchase our BEVs now if they are not convinced that our business will succeed or that our operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

We expect to mainly generate revenues from the sales of a limited number of BEV models.
Typically, customers would expect an OEM to frequently offer and improve vehicle models. However, we only have one mass-produced BEV in the market as of now, and our business substantially depends on the sales and success of ZEEKR 001. We launched our second vehicle model, ZEEKR 009, in November 2022 and expect to start delivery in the first quarter of 2023. Since our business will depend on a limited number of BEV models for the foreseeable future, our sales volume could be materially and adversely affected if a particular model is not well received by the market. This could have a material adverse effect on our business, prospects, financial condition and operating results.
Going forward, we plan to launch more new models to enrich our product portfolio and periodically introduce new versions of existing vehicle models. Therefore, our future sales may be adversely affected to the extent our BEVs do not meet consumer expectations in terms of product variety or upgrade cycles, or cannot be produced pursuant to expected timelines, costs or volume targets.
If we cannot achieve and sustain profitability, our business, financial condition, and operating results may be adversely affected.
We had an unstable and volatile revenue performance. Our total revenue increased significantly by RMB15,320.0 million, or approximately 486.7%, from RMB3,147.5 million for the nine months ended September 30, 2021 to RMB18,467.5 million (US$2,596.1 million) for the nine months ended September 30, 2022. The increase was primarily due to the increase in (i) vehicle sales of RMB10,820.2 million and (ii) sales of batteries and other components of RMB6,655.1 million. However, as a result of the corresponding rising cost of revenues and increasing operating expenses, we incurred a significant increase of RMB2,663.2 million in net loss and recorded a net loss of RMB5,317.2 million (US$747.5 million) for the nine months ended September 30, 2022, compared to a net loss of RMB2,654.0 million for the nine months ended September 30, 2021.
We cannot assure you that we will achieve profitability in the near future as we are still at an early stage. Our revenue growth may slow down or our revenue may decline for a number of reasons, including reduced demand for our BEVs, increased competition, or our failure to capitalize on growth opportunities. Meanwhile, we expect our overall selling, general and administrative expenses, including employee compensation, marketing and promotional expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of our business operations. In addition, we also expect to incur significant additional expenses in relation to professional services as a newly public company. These efforts and additional expenses may be more costly than we currently expected, and there is no assurance that we will be able to maintain sufficient revenue to offset our operating expenses. Any failure to increase revenue or to manage our costs as we continue to grow and invest in our business would prevent us from achieving or maintaining profitability or maintaining positive operating cash flow or on a consistent basis, which would cause our business, financial condition, and results of operations to suffer.
Our research and development efforts may not yield expected results.
Technological innovation is critical to our success, and we strategically develop most of key technologies in-house, such as our electrical and electronic architecture, or our E/E Architecture, ZEEKR OS, Firmware Over-the-Air, or FOTA, and electric powertrain. We have been investing heavily in our research and development efforts. The BEV industry is experiencing rapid changes in technology, and we need to invest significant resources in research and development to lead technological breakthrough, in order to remain competitive in the market. Therefore, we expect that our research and development expenses will continue to be significant. Furthermore, research and development activities are inherently uncertain, and there can be no assurance that we will continue to achieve technological breakthroughs and successfully commercialize such breakthroughs. As a result, our significant expenditures on research and development may not generate corresponding benefits. If our research and development efforts fail to keep up with the latest technological developments, we would suffer a decline in our competitive position. If we made any misjudgment with respect to technological developments or experience any delay or other setbacks in our efforts to improve our technology, it could materially and adversely affect our business, results of operations and prospects.

Besides our in-house expertise, we also rely on certain technologies of our suppliers to enhance the performance of our BEVs. In particular, we do not manufacture battery cells or semiconductors, which makes us dependent upon suppliers for the relevant technologies. There can be no assurance that we will be able to equip our BEVs with the latest technologies. As technologies change, we plan to upgrade our existing models and introduce new models in order to provide our BEVs with the latest technologies, including battery cells and semiconductors, which could involve substantial costs and lower our return on investment for existing models. Even if we are able to keep pace with changes in technologies and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.
Our BEVs, including software systems, may contain defects and fail to offer a good mobility experience to meet customer expectations, and our business, results of operations and reputation would be materially and adversely affected.
Our BEVs offer smart technological functions, including autonomous driving and smart connectivity, to make the mobility experience more convenient. There can be no assurance that we will be able to continue to enhance such smart technological functions and make them more valuable to our customers. In the design process, we pay close attention to the preferences of our target customers. For example, our autonomous driving system is also customized for driving behaviors and road conditions in China. However, there can be no assurance that we are able to accurately identify consumer preferences and effectively address such preferences in our BEVs’ design. Furthermore, the driving experience of a BEV is different from that of an ICE vehicle, and our customers may experience difficulties in adapting to the driving experience of a BEV. As consumer preferences are constantly evolving, we may fail to introduce desirable product features in a timely manner.
Our BEVs may contain defects in design or manufacturing that cause them not to perform as expected or that require repair, and certain features of our BEVs, for example, the operation of our BEVs is highly dependent on our proprietary software, such as ZEEKR OS, which is inherently complex. These software systems may contain latent defects and errors or be subject to external attacks. Although we attempt to remedy any issues we observe in our BEVs as effectively and rapidly as possible, such efforts may not be timely or may not be to the satisfaction of our customers. Furthermore, while we have performed extensive internal testing on our BEVs, we currently have a limited frame of reference by which to evaluate detailed long-term quality, reliability, durability and performance characteristics of our BEVs. We cannot assure you that our BEVs are free of defects, which may manifest over time. Product defects, delays or other failures of our products to perform as expected could damage our reputation and result in product recalls, product liability claims and/or significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.
China’s BEV market is highly competitive, and demand for BEVs may be cyclical and volatile.
China’s NEV market is large yet competitive. Since we are strategically focused on offering premium BEVs, we directly compete with major players in China’s premium BEV market, i.e., pure-play BEV companies and traditional OEMs that also produce BEVs. We may also in the future face competition from new entrants that will increase the level of competition. For a detailed discussion, see “Industry Overview — Competitive Landscape.” In addition, as we plan to expand our global presence, we expect to compete with existing and future market players in the European and the U.S. markets. Our current and potential competitors, particularly international competitors, may have more financial, technical, manufacturing, marketing and other resources than we do, and may be able to devote significant resources to the design, development, manufacturing, distribution, promotion, sale and support of their products.
We expect competition in our industry to intensify in the future in light of increased demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Factors affecting competition include, among others, product quality and features, innovation and development time, pricing, reliability, safety, energy efficiency, customer service and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, financial condition, operating results and prospects. There can be no assurance that we will be able to compete successfully. Our competitors may introduce new vehicles or services that surpass the quality or performance of our BEVs or services, which would adversely affect our competitive position in the market. They may also offer vehicles or services at more competitive prices, which would have an adverse impact on our sales and profitability. In addition, we may compete with state-owned enterprises or companies that have received investments or other forms of support from state-owned enterprises or other government entities, and such competitors may therefore possess more resources than us.
In addition, volatility in the automobile industry may materially and adversely affect our business, prospects, operating results and financial condition. The sales volume of BEVs in the premium segment in China may not grow at the rate that we expect, or at all. Demand for BEVs depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new entrant to the BEV market, we have less financial resources than more established OEMs to withstand changes in the market and disruptions in demand. Demand for our BEVs may also be affected by factors directly impacting automobile price or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and components, cost of oil and gasoline and governmental regulations, including tariffs, import regulation and sales taxes. Volatility in demand may lead to lower vehicle unit sales and increased inventory, which may result in further downward price pressure and adversely affect our business, prospects, financial condition and operating results. These effects may have a more pronounced impact on our business given our relatively smaller scale and less financial resources as compared to many traditional OEMs.
The unavailability, reduction or elimination of government and economic incentives or government policies that are favorable for NEVs and domestically produced vehicles could materially and adversely affect our business, financial condition and results of operations.
Our business has benefited from government subsidies, economic incentives and government policies that support the growth of NEVs. For example, each qualified purchaser of our BEVs enjoys subsidies from China’s central government and certain local governments. Furthermore, in certain cities, quotas that limit the purchase of ICE vehicles do not apply to NEVs, thereby incentivizing customers to purchase NEVs. In April 2020, the MoF, together with several other PRC government departments, issued the Announcement on Policies concerning the Exemption of New Energy Vehicles from Vehicle Purchase Tax, and the Circular on Improving the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles, or the 2020 Subsidy Circular, which extended certain subsidies and tax exemptions on EV purchases to the end of 2022. In September 2022, the MoF, together with several other PRC government departments, issued the Announcement on Extending the Policies concerning the Exemption of New Energy Vehicles from Vehicle Purchase Tax, pursuant to which the new energy vehicles purchased during the period from January 1, 2023 to December 31, 2023 shall be exempted from the vehicle purchase tax. China’s central government also provides certain local governments with funds and subsidies to support the roll out of charging infrastructure. These policies are subject to certain limits as well as changes that are beyond our control, and we cannot assure you that future changes, if any, would be favorable to our business. For instance, the 2019 subsidy standard, effective from March 26, 2019, reduced the amount of national subsidies and canceled local subsidies. The 2020 subsidy standard, effective from April 23, 2020, reduced the base subsidy amount in general by 10% for each NEV, set subsidies for two million vehicles as the upper limit of annual subsidy scale; and provide that national subsidy shall only apply to NEVs that are either (i) with the sale price under RMB300,000 or (ii) equipped with battery swapping mechanism. In December 2021, the MoF, together with several other PRC government departments, issued the Notice on the Fiscal Subsidy Policies for the Promotion and Application of New Energy Vehicles for 2022, or the 2022 Subsidy Notice, which took effect on January 1, 2022. The 2022 Subsidy Notice provides that the subsidies for new energy vehicles purchased in 2022 will be generally lowered by 30% compared to the previous year with limited exceptions in the area of public transport. The total number of new energy vehicles in China that will be entitled to such subsidies should be no more than two million each year and only NEVs with a manufacturer suggested retail price of RMB300,000 or less before subsidies are eligible for such subsidies. Such subsidies will be eliminated at the end of 2022. Furthermore, we have received subsidies from certain local governments. Any reduction or elimination of government subsidies and economic incentives because of policy changes, fiscal tightening or other factors may result in the diminished competitiveness of the EV industry generally or our BEVs in particular. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We may also face increased competition from foreign OEMs due to changes in government policies. For example, the tariff on imported passenger vehicles (other than those originating in the United States) was reduced to 15% starting from July 1, 2018. There used to be a certain limitation on foreign ownership of automakers in China, but for automakers of NEVs, such limit was lifted in 2018. Further, on December 27, 2021, the National Development and Reform Commission, or NDRC, and the Ministry of Commerce, or the MOFCOM, promulgated the Special Administrative Measures for Market Access of Foreign Investment, or the 2021 Negative List, effective on January 1, 2022, under which there is no limit on foreign ownership of ICE vehicle manufacturers. As a result, foreign EV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has constructed the Tesla Giga Shanghai factory in Shanghai without a joint venture partner. These changes could increase our competition and reduce our pricing advantage.
We are dependent on our suppliers, some of which are single-source suppliers. Suppliers may fail to deliver necessary components of our BEVs according to our schedule and at prices, quality levels and volumes acceptable to us.
We procure components from both domestic suppliers and global suppliers, some of which are currently our single-source suppliers for certain components. In the nine months ended September 30, 2022, purchases from our largest supplier amounted to RMB10,475.0 million (US$1,472.5 million), accounting for 42.2% of our total purchase and representing costs charged by ZEEKR Factory under the cooperation framework agreement discussed in “Our Relationship with Geely Group.” In addition, we depend on a limited number of sources for battery cells, battery packs and chips used on BEVs. We attempt to mitigate our supply chain risk by qualifying and obtaining components from multiple sources where practicable and maintaining safety stock for certain key components and components with lengthy procurement lead times. For example, some of our suppliers were unable to deliver sufficient components to us due to the COVID-19 outbreak and we had to switch to alternative suppliers. See “— The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our results of operations.” However, we may still experience component shortages for our production or the components may not meet our specifications or quality needs. Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of our BEVs may be time consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our BEVs until an alternative supplier is fully qualified by us or we are able to procure the relevant components in sufficient quantities from other existing suppliers. For example, we do not manufacture certain key hardware components for our BEVs’ autonomous driving system, such as semiconductors, short-range ultrasonic radars and cameras, and we import certain of such components from foreign countries. The loss of any supplier for any reason, including any export control measures adopted by any foreign country to limit the import of supplies into China, could lead to vehicle design changes, production delays and potential loss of access to important technologies, any of which could result in quality issues, delays and disruptions in deliveries, negative publicity and damage to our brand. In addition, our suppliers may fail to comply with applicable laws and regulations, or they may be involved in product liability claims or incidents of negative publicity. If any of these incidents occur, customers may also lose confidence in our BEVs that incorporate components from the relevant suppliers, and our reputation, business and results of operations could be adversely affected. Developments that we cannot presently anticipate, such as changes in business conditions or government policies, natural disasters or epidemics, could also affect our suppliers’ ability to deliver components to us in a timely manner.
Any significant increases in our production, such as the launch of a new model, has required and may in the future require us to procure additional components in a short amount of time. Our suppliers may not ultimately be able to sustainably and timely meet our cost, quality and volume needs, requiring us to replace them with other sources. While we believe that we will be able to secure additional or alternative sources of supply for most of our components in a relatively short time frame, there is no assurance that we will be able to do so or develop our own replacements for certain highly customized components. Additionally, we continuously negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms, seek new and less expensive suppliers for certain parts, and attempt to redesign certain parts to make them less expensive to produce. If we are unsuccessful in our efforts to control and reduce supplier costs, our operating results will suffer.

Furthermore, as the scale of our vehicle production increases, we will need to accurately forecast, purchase, warehouse and transport components to the relevant manufacturing facilities and service stores and at much higher volumes. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption, as well as storage, transportation and write-off costs, which could have a material adverse effect on our financial condition and operating results.
As we continue to grow, we may not be able to effectively manage our growth, which could negatively impact our brand image and financial performance.
We have experienced significant growth since the launch of ZEEKR 001 in 2021, and our net revenues for vehicle sales increased from nil in 2020 to RMB1,544.3 million in 2021. For the nine months ended September 30, 2022, we recorded net revenues for vehicle sales of RMB10,820.2 million (US$1,521.1 million). We plan to further grow our business by, among other things, investing in technology, expanding our product portfolio, strengthening our brand recognition, expanding our sales and marketing network and service offerings and entering into overseas markets. Our future operating results will depend to a large extent on our ability to manage our expansion and growth successfully.
Risks that we face in undertaking this expansion include, among others:
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managing a larger organization with a greater number of employees in different divisions;

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controlling expenses and investments in anticipation of expanded operations;

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establishing or expanding design, manufacturing, sales and service facilities;

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implementing and enhancing administrative infrastructure, systems and processes; and

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executing our strategies and business initiatives successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, results of operations and financial condition.
A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.
The success of our business ultimately depends on consumer spending. We derive a substantial part of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally. The global macroeconomic environment is facing challenges, including the economic slowdown in the Eurozone since 2014, potential impact of the United Kingdom’s exit from the EU on January 31, 2020, and the adverse impact on the global economies and financial markets as the COVID-19 outbreak continues to evolve into a worldwide health crisis. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns about the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and the trade disputes between the United States and China. The ongoing trade tensions between the United States and China may have tremendous negative impact on the economies of not merely the two countries concerned, but the global economy as a whole. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.
Economic conditions in China are sensitive to global economic conditions, changes in domestic economic and political policies, and the expected or perceived overall economic growth rate in China. While the economy in China has grown significantly over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing in recent years. Although growth of China’s economy remained relatively stable, there is a possibility that

China’s economic growth may materially decline in the near future. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. The potential adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.
Sales of high-end and luxury consumer products, such as our performance electric vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our electric vehicles and our results of operations may be materially and adversely affected.
The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our results of operations.
The COVID-19 outbreak has become a global pandemic since 2020. It has affected many regions across the world, including locations where we have our headquarters, production facilities, supply chain, sales network and R&D centers. In particular, during the spread of Omicron variants in the first half of 2022, the PRC government placed significant restrictions on domestic travel and closed certain businesses, and various foreign governments have halted or sharply curtailed the movement of people, goods and services to and from China. These caused certain disruptions in our operations, including but not limited to the following:
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In response to the epidemic control policies imposed by local governments, vehicle production in ZEEKR Factory was temporarily suspended in early 2022.

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In the beginning of 2022, we temporarily closed the retail stores and delivery centers in Shanghai, Shenzhen and Xi’an to comply with the local city-wide lockdown. Our vehicle delivery, marketing and the expansion of retail stores have been adversely affected. In January, February, and March 2022, our vehicle delivery amounted to 3,530 units, 2,916 units and 1,795 units, respectively.

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Due to the worldwide travel difficulties, we have to suspend the usual face-to-face interaction and testing with Sweden-based R&D personnel in CEVT, which adversely affected our R&D efficiency.

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In early 2022, the Omicron variants outbreak across Eastern China also negatively affected the supply of certain auto parts for our production and the delivery of certain raw materials.

If the COVID-19 outbreak continues or worsens, it could materially and adversely impact our results of operations and financial performance. At this point, we cannot accurately predict what effects these conditions would have on our business, which will depend on, among other factors, the ultimate geographic spread of the virus, the duration of the outbreak and the corresponding travel restrictions and business closures imposed by government authorities. Concerns about the COVID-19 outbreak and its potential impact on the Chinese and global economy have created uncertainty about the overall demand for automobile products, which could have negative implications for the demand of our BEVs.
We may be subject to risks associated with autonomous driving technologies.
Capitalizing on our in-house R&D capabilities and strategic partnerships with third parties, we have continued to upgrade ZEEKR AD, the autonomous driving technologies on our BEVs, since our inception. Autonomous driving technologies are subject to risks and there have been accidents associated with such technologies from time to time. Although we attempt to remedy any issues we observe in our BEVs as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers. Moreover, autonomous driving technology is still evolving and is yet to achieve wide market acceptance. The safety of autonomous driving technologies depends in part on driver interaction, and drivers may not be accustomed to using such technologies. To the extent accidents associated with our BEVs’ autonomous driving systems occur, we could be subject to liability, government scrutiny and further regulation. Furthermore, accidents or defects caused by third parties’ autonomous driving technology may negatively affect public perception, or result in regulatory restrictions, with respect to autonomous driving technology.

Our autonomous driving technologies may be affected by regulatory restrictions. For example, our research and development activities on autonomous driving are subject to regulatory restrictions on surveying and mapping, as well as driverless road testing. According to the Notice on Strengthening the Administration of the Making, Testing, Application and Management regarding Maps for Autonomous Driving issued by National Administration of Surveying, Mapping and Geo-Information in 2016, the autonomous map is a new type of electronic navigation map and data collection, editing, processing and production of autonomous driving maps can only be handled by an entity holding an electronic navigation maps license. The notice further specifies that when an electronic navigation maps license holder cooperates with automakers in developing and testing maps for autonomous driving, the electronic navigation maps license holder must separately conduct the surveying and mapping. Without the approval of the authorities of surveying, mapping and geographic information above the provincial level, it is not allowed to provide or share map data to foreign organizations and individuals as well as foreign-invested companies registered in China. According to the Notice on Promoting the Development of Intelligent Connected Vehicles and Maintaining Surveying and Mapping Geographic Information Security promulgated by the Ministry of Natural Resources on August 25, 2022, automakers and developers of autonomous driving software should either apply for surveying and mapping licenses or engage a licensed entity to collect, store, transform and process geographic data. The notice also requires that foreign invested automakers shall engage a licensed entity to collect, store, transfer and process geographic mapping information and data of vehicles and surrounding road infrastructure, such as spatial coordinates, images, point clouds and attribute information.
According to the 2021 Negative List, we and our PRC subsidiaries which are foreign invested enterprises, or FIEs, are prohibited from directly carrying out surveying and mapping activities in China, and as such, we are not able to obtain the qualification certificate on surveying and mapping by ourselves but instead rely on our third-party collaborators’ qualification certificate on surveying and mapping in the development of BEVs. If we cannot collaborate with these third parties who have surveying and mapping qualification certificates, or these third parties fail to maintain the effectiveness of such qualification certificates during the collaboration term, the relevant regulatory authorities in China may require us to suspend the development or use of ZEEKR AD. Any further tightening of regulatory restrictions could have a material adverse impact on our development of autonomous driving technology. If we cannot launch updates for ZEEKR AD or continue to provide ZEEKR AD, our BEVs may be less attractive to consumers, which would have a material adverse effect on our business, prospects, financial condition, and results of operations.
Our business and prospects depend significantly on our ability to build our ZEEKR brand. We may not succeed in continuing to maintain and strengthen the ZEEKR brand, and our brand and reputation could be harmed by negative publicity and customer complaints regarding our company, products or services.
Our business and prospects are heavily dependent on our ability to develop, maintain and strengthen the “ZEEKR” brand. If we do not continue to develop, maintain and strengthen our brand, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality BEVs and services, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain and strengthen the ZEEKR brand will depend heavily on the success of our sales and marketing efforts. For example, we seek to enhance our brand recognition and exposure by locating ZEEKR Center, ZEEKR Space, ZEEKR Deliver Center and ZEEKR House in shopping malls or other central areas in Chinese cities. We also advertise our BEVs through various online channels, including several social media platforms and e-commerce platforms. While we seek to optimize resource allocation through careful selection of sales and marketing channels, such efforts may not achieve the desired results. To promote our brand, we may be required to change our branding practices, which could result in substantially increased expenses, including the need to utilize traditional media and offline advertising. If we do not develop and maintain a strong brand, our business, prospects, financial condition and operating results will be materially and adversely impacted.
We have received customer complaints during the ordinary course of our business, but we have not received any customer complaints considered to be material in the past. Going forward, if we continue to receive customer complaints, our brand image might be negatively affected. If incidents occur or are perceived to have occurred, whether or not such incidents are our fault, we could be subject to adverse publicity. In particular, given the popularity of social media in China, any negative publicity or customer complaint, whether true or not, could quickly proliferate and harm consumer perceptions and confidence in our brand.

In addition, from time to time, our products are evaluated and reviewed by third parties. Any negative reviews or reviews which compare us unfavorably to competitors could adversely affect consumer perception about our brand. If any of the foregoing negative events materialize, the demand for our BEVs, our financial performance and results of operations will be adversely affected.
Any dysfunction or outdated developments in SEA may negatively affect the production of our BEVs.
We develop our BEV models on SEA, an innovative platform tailor-made for BEV design and engineering. Therefore, if we encounter any dysfunction with respect to SEA, our vehicle design and production will be negatively impacted. Although we would attempt to remedy any issues we observe in SEA as effectively and rapidly as possible, such efforts may not be timely, may hamper the vehicle development and production of our BEV models or may not meet the requirement of our customers.
Moreover, we expect competition in our industry to intensify in the future in light of increasing demand and regulatory push for alternative fuel vehicles, continuing globalization and consolidation in the worldwide automotive industry. Our competitors may expedite their progress on upgrading their manufacturing infrastructure. We cannot assure you that SEA would always apply the most leading technologies in the industry. Any outdated development may adversely and negatively affect the demand of our future models, and lead to customer dissatisfaction. These will materially and adversely affect our reputation, results of operations and growth prospects. Furthermore, there can be no assurance that Geely Holding will always permit us to utilize SEA. In the event that we have to develop our own BEV platform or explore cooperation with other BEV platform providers, we would incur significant costs, and our results of operations and financial condition could be materially and adversely affected. Finally, Geely Group’s portfolio BEV brands are also authorized to adopt SEA in its BEV development process. Therefore, we may face competition from the market and lose some of our competitive advantages with other brands in Geely Group that have adopted SEA in its development process, which would negatively affect our results of operations.
Any problems or delays in ramping and maintaining operations of the ZEEKR Factory could negatively affect the production of our BEVs.
We have entered into a cooperation framework agreement with Geely Hangzhou Bay and Zhejiang Geely for the manufacturing of our ZEEKR 001 and ZEEKR 009 in ZEEKR Factory, the manufacturing plant in Ningbo owned by Geely Hangzhou Bay. Our future operation and prospects depend on the successful ramping and maintaining of operation in ZEEKR Factory. See “Business — Manufacturing and Quality Control.”
There can be no assurance that our oversight on BEV manufacturing will always be effective, as ZEEKR Factory is not owned by ourselves. In addition, there will be a negative impact on our business operation if, in the future, such OEM model is limited by applicable laws and regulations, or becomes subject to more stringent regulatory oversight. Given the size and complexity of the manufacturing of BEVs, it is possible that the ZEEKR Factory may experience issue or delays in further expanding its production output. If the ZEEKR Factory experiences any such issues or delays, our business, prospects, operating results and financial condition could be adversely impacted.
The disruption of supply or shortage of components and materials could have a material adverse impact on our business.
We may experience supply interruption and/or shortages relating to components and raw materials, which could materially and adversely impact our business, prospects, financial condition and operating results. We use various components and raw materials in our business, such as steel, aluminum, as well as semiconductor chips and battery cells. The available supply for these materials may be unstable, depending on market conditions and global demand for these materials, as a result of several factors such as increased production of BEVs by our competitors, the ongoing trade tensions between the United States and China, and any future regulatory restrictions on our suppliers, that could adversely affect our business and operating results. In October 2022, the Bureau of Industry and Security of the U.S. Department of Commerce released broad changes in export controls, including new regulations restricting the export to China of advanced semiconductors, supercomputer technology, equipment for the manufacturing of advanced semiconductors and associated components and technology. While we do not expect the new regulations to materially affect our business, there can be no assurance that the United States or other countries will not impose more stringent export controls that may prohibit or restrict our ability to, directly or indirectly, source semiconductor and other components and raw materials, or otherwise affect our business. It is difficult to predict what further trade-related actions the United States or other governments may take, and we may be unable to quickly and effectively react to or mitigate such actions.
In addition, a growth in popularity of BEVs without a significant expansion in production capacity for semiconductor chips and battery cells could result in shortages and increased materials costs to us or impact our prospects. Any attempts to increase product prices in response to supply interruption could result in decrease in sales and therefore materially and adversely affect our brand, image, business, prospects and operating results.
If our suppliers fail to use ethical business practices and comply with applicable laws and regulations, our brand image could be harmed due to negative publicity.
Our core values, which include developing high quality electric vehicles while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical business practices. We do not control our independent suppliers or their business practices. Accordingly, we cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.
Violation of labor or other laws by our suppliers or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the markets in which we do business could also attract negative publicity for us and our brand. This could diminish the value of our brand image and reduce demand for our electric vehicles if, as a result of such violation, we were to attract negative publicity. If we, or other players in our industry, encounter similar problems in the future, it could harm our brand image, business, prospects, results of operations and financial condition.
We may be unable to adequately control the costs associated with our operation.
We have devoted significant capital to developing and growing our business, including developing our BEV models, ZEEKR 001 and ZEEKR 009, purchasing equipment, procuring required raw materials, and building our sales and servicing infrastructure. We expect to further incur significant costs, including research and development expenses, as we roll out new models and improve existing BEV models, additional operating costs and expenses for production ramp up, raw material procurement costs, and selling and distribution expenses as we build our brand and market our vehicles. In particular, the prices for raw materials such as aluminum and steel fluctuate upon factors beyond our control, and could adversely affect our business and results of operations. Substantial increases in the prices for raw materials of ZEEKR Factory such as aluminum and steel would increase our cost of revenues and could reduce our margins. Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. In addition, we may lose control over the increase of costs in connection with our services including after-sales services. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to design, develop, market, sell, and service our vehicles and provide services in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.
Any large-scale delays in the delivery, manufacturing and launch of our pipeline products could have a material adverse impact on our business.
OEMs often experience delays in the launch, manufacturing and deliveries of new vehicle models. To the extent we need to delay the launch of our BEVs, our growth prospects could be adversely affected as we may fail to grow our market share. We plan to periodically launch upgrades to our existing BEV models, and such upgrades could also be subject to delays. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components used in our BEVs. To the extent our suppliers experience any delays in providing us with or developing necessary components or experience quality issues, we could experience delays in delivering according to our timelines. Any delay in the launch, manufacturing and delivery of our future models, or in offering upgrades or performing after-sales services to existing models could lead to customer dissatisfaction and materially and adversely affect our reputation, demand for our BEVs, results of operations and growth prospects.
Actual or alleged failure to comply with data privacy and protection laws and regulations could damage our reputation, and discourage consumers from purchasing our BEVs.
We are subject to various data privacy and protection laws and regulations in China, including, without limitation, the PRC Cybersecurity Law, the PRC Data Security Law, the PRC Personal Information Protection Law, and the Provisions on MADS. Pursuant to these laws and regulations, a service provider is required to obtain a user’s consent to collect the user’s personal information. See “Regulation —  Regulations Related to Internet Security and Privacy Protection.”
We have adopted strict information security policies, and we use a variety of technologies to protect the data with which we are entrusted. We mainly collect and store data relating to the usage of our BEVs, the autonomous driving system and intelligent operating system, as well as data collected through our sales and services channels. To the extent we collect customer information, we obtain prior consent from our customers in accordance with applicable laws and regulations. We desensitize customer data by removing personally identifiable information, when such information is not relevant to our business. We then analyze such information to improve our technologies, products and services. For further information, see “Business —Data Security and Protection.”
Nevertheless, collection, use and transmission of customer data may subject us to legislative and regulatory burdens in China and other jurisdictions, which could, among other things, require notification of data breach, restrict our use of such information and hinder our ability to acquire new customers or serve existing customers. We have not experienced any material noncompliance with respect to data privacy and protection laws and regulations. If we were found to be in violation of customers’ rights to data privacy, we could face administrative investigation, disciplinary actions, civil claims and reputational damage. We may incur significant expenses to comply with laws and regulations relating to data privacy, data security and consumer protection, as well as relevant industry standards and contractual obligations. If third parties improperly obtain and use the personal information of our customers, we may be required to expend significant resources to resolve such problems.
In addition, the interpretation and application of personal information protection laws and regulations and standards are still uncertain and evolving. We cannot assure you that relevant governmental authorities will not interpret or implement the laws or regulations in ways that negatively affect us. We may also become subject to additional or new laws and regulations regarding the protection of personal information or privacy-related matters in connection with our methods for data collection and storage. In addition to the regulatory requirements, consumer attitudes towards data privacy are also evolving, and consumer concerns about the extent to which their data is collected by us may adversely affect our ability to gain access to data and improve our technologies, products and services. If consumers allege that we have improperly collected, used, transmitted, released or disclosed their personal information, we could face legal claims and reputational damage. Furthermore, the integrity of our data protection measures could be compromised by system failures, security breaches or cyberattacks. If we are unable to comply with the applicable laws and regulations or effectively address data privacy and protection concerns, such actual or alleged failure could damage our reputation, discourage consumers from purchasing our BEVs and subject us to significant legal liabilities.
We may not be able to maintain and enhance our strategic relationships with our strategic partners.
Strategic business relationships will be an important factor in the growth and success of our business. We have also formed strategic partnerships with several key suppliers and partners. See “Business — Collaboration and Strategic Partnerships” for details regarding our collaboration with third-party partners. If we are unable to maintain and enhance our strategic relationship with any of such partners, our business, financial condition and results of operations would be materially and adversely affected.

We may not be able to expand our physical sales and service network cost-efficiently.
Our offline sales and service network consists of ZEEKR Center, ZEEKR Space, ZEEKR Delivery Center and ZEEKR House. As of September 30, 2022, we had seven ZEEKR Centers, 171 ZEEKR Spaces, 22 ZEEKR Delivery Centers and one ZEEKR House in China. We plan to further expand our physical sales and service network. This planned expansion may not have the desired effect of increasing sales and enhancing our brand recognition in a cost-efficient manner. We may need to invest significant capital and management resources to operate existing direct stores and open new ones, and there can be no assurance that we will be able to improve the operational efficiency of our direct stores.
Our services, including those provided through third parties, may not be generally accepted by our customers. If we are unable to provide or arrange adequate services for our customers, our business and reputation may be materially and adversely affected.
We cannot assure you that our services or our efforts to engage with our customers using both our online and offline channels, will be successful, which could affect our revenues as well as our customer satisfaction and marketing. Moreover, we are unable to ensure the availability or quality of services provided by third parties, such as road assistance, vehicle logistics, and automobile financing and insurance. If any of the services provided by third parties becomes unavailable or inadequate, our customers’ experience may be adversely affected, which in turn may materially and adversely affect our business and reputation. For instance, certain of our after-sales services, such as metal works or painting, are provided through the service centers of Lynk&Co dealerships. We cannot assure you that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that our and Lynk&Co’s dealerships will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases.
In addition, if we are unable to roll out and establish a widespread service network through a combination of our and third parties’ delivery and servicing centers and authorized body and painting shops, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our sales, results of operations, and prospects.
We may face challenges in providing charging solutions.
We have marketed our ability to provide our customers a convenient charging experience. We offer installation of at-home charging solutions for our customers. Customers may also charge through ZEEKR on-the-road charging solutions and charging fleets. We plan to expand our charging network by partnering with third parties to provide more choices for our customers. As of September 30, 2022, we offer a charging network that is connected to over 350 thousand third-party charging piles across China. There can be no assurance that our partners will continue to expand their charging facilities, or that such partners will continue their cooperation on terms acceptable to us, or at all. As a result, we may need to invest significant capital to establish more ZEEKR on-the-road charging solutions and/or engage additional franchisees to operate such stations. In addition, the installation of home-use charging piles is handled by third-party service providers, although the installation process is supervised by our internal employees, the installation service may not meet our customers’ expectations. To the extent we or the relevant third parties are unable to meet customer expectations or experience difficulties in providing charging solutions, our reputation and business may be materially and adversely affected.
The range of our BEVs on a single charge may be adversely affected by a number of factors, which may negatively influence potential customers’ decisions on whether to purchase our BEVs.
The range of our BEVs on a single charge declines principally as a function of environment temperature, usage, time and charging patterns as well as other factors. For example, a customer’s use of his or her BEV as well as the frequency with which the battery is charged can result in additional deterioration of the battery’s ability to hold a charge. Battery deterioration and the related decrease in range may negatively influence potential customer decisions on whether to purchase our BEVs, which may adversely affect our ability to market and sell our BEVs. There can be no assurance that we will be able to continue to improve the cycle life of our battery packs in the future.

We may have to accept cancellations for our customers’ non-refundable orders for our BEVs.
We have experienced cancellations in the past. Our users may cancel their orders for many reasons out of our control. The potentially long waiting time from the time a reservation is made until the time the vehicle is delivered could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments and other factors. If we encounter significant delays in the delivery of the ZEEKR 001, ZEEKR 009 or our future vehicle models, we believe that a significant number of reservations may be cancelled, which would negatively affect our results of operations.
Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders’ equity or introduce covenants that may restrict our operations or our ability to pay dividends.
We will need significant capital to, among other things, conduct research and development, ramp up our production capacity and expand our sales and service network. As of September 30, 2022, we are still in a deficit situation. As we ramp up our production capacity and operations, we may also require significant capital with respect to our business, such as our R&D activities, and such costs may be greater than anticipated. We expect that our level of capital expenditures will be significantly affected by user demand for our BEVs and services. Given that we have a limited operating history, we have limited historical data on the demand for our BEVs and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate. We plan to seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. Furthermore, our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. In particular, recent disruptions in the financial markets and volatile economic conditions could affect our ability to raise capital. If we are unable to obtain any needed additional funding, we may be required to reduce the scope of, delay, or eliminate some or all of, our planned research, development, manufacturing and marketing activities, any of which could materially harm our business. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our shareholders’ interest.
Our industry is rapidly evolving and may be subject to unforeseen changes. Developments in alternative technologies or improvements in the ICE may materially and adversely affect the demand for our BEVs.
We operate in China’s BEV market, which is rapidly evolving and may not develop as we anticipate. The regulatory framework governing the industry is currently uncertain and may remain uncertain for the foreseeable future. As our industry and our business develop, we may need to modify our business model or change our products and services. These changes may not achieve expected results, which could have a material adverse effect on our results of operations and prospects.
Developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. In addition, a sustained depression of petroleum price could make the ownership of ICE vehicles more attractive to consumers. Any failure by us to successfully react to changes in alternative technologies and market conditions could materially harm our competitive position and growth prospects.
We may face risks associated with the international sale of our BEVs, and if we are unable to effectively manage these risks, our business, financial condition and results of operations may be materially and adversely affected.
While we have historically sold all of our BEVs in China, we may explore opportunities to expand into international markets in the future. While we expect China will continue to be our primary market, the marketing and sale of our BEVs to international markets may increase in the future, which will expose us to a number of risks, including, but not limited, to:

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fluctuations in foreign currency exchange rates;

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increased costs associated with maintaining the ability to understand the local markets and develop and maintain effective marketing and distributing presence in various countries;

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providing customer service and support in these markets;

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difficulty with staffing and managing overseas operations;

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failure to develop appropriate risk management and internal control structures tailored to overseas operations;

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difficulty and cost relating to compliance with different commercial and legal requirements of the overseas markets in which we offer or plan to offer our products and services including charging and other electric infrastructures;

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failure to obtain or maintain permits for our products or services in these markets;

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different safety concerns and measures needed to address accident related risks in different countries and regions;

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inability to obtain, maintain or enforce intellectual property rights;

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unanticipated changes in prevailing economic conditions and regulatory requirements; and

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trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses.

Our potential expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries. Our success in international expansion depends, in part, on our ability to succeed in different legal, regulatory, economic, environmental, social and political conditions which we have little control over. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business. A change in one or more of the factors described above may have a material adverse effect on our business, financial condition and results of operations.
Our future growth is dependent upon consumers’ willingness to adopt NEVs and specifically our BEVs.
The demand for our BEVs and services will highly depend upon the adoption by consumers of NEVs in general and BEVs in particular. The market for NEVs is still rapidly evolving, characterized by rapidly changing technologies, prices and the competitive landscape, evolving government regulation and industry standards and changing consumer demands and behaviors.
Other factors that may influence the adoption of NEVs, and specifically BEVs, include:
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perceptions about NEV quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of NEVs, whether or not such vehicles are produced by us or other OEMs;

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perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technologies, such as autonomous driving and battery cells;

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the limited range over which NEVs may be driven on a single battery charge and the speed at which batteries can be charged;

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the decline of an NEV’s range resulting from deterioration over time in the battery’s ability to hold a charge;

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the availability of other types of NEVs, including plug-in hybrid electric vehicles;

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improvements in the fuel economy of the internal combustion engine;

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the availability of after-sales service for NEVs;

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the environmental consciousness of consumers;

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access to charging stations, standardization of BEV charging systems and consumers’ perceptions about convenience and cost for charging a BEV;

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the availability of tax and other governmental incentives to purchase and operate NEVs or future regulation requiring increased use of nonpolluting vehicles;

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perceptions about and the actual cost of alternative fuel; and

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macroeconomic factors.

Any of the factors described above may cause current or potential customers not to purchase our BEVs and use our services. If the market for NEVs does not develop in the way as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be affected.
Our financial results may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.
Our operating results may vary significantly from period to period due to many factors, including seasonal factors that may have an effect on the demand for our BEVs. Demand for new cars typically declines over the winter season and during the Chinese New Year holiday, while sales are generally higher in September and October. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. We may record significant increase in revenues when we commence mass delivery of a new product to fulfill customer orders accumulated in prior periods, but we may not be able to maintain our revenue at similar levels in subsequent periods. Also, any health pandemic or epidemics such as the COVID-19 outbreak and natural disasters such as unusually severe weather conditions in some markets may impact demand for, and our ability to deliver, our BEVs. Our operating results could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.
We also expect our period to period operating results to vary based on our operating costs, which we anticipate will increase significantly in the future periods as we, among other things, design and develop new models, develop new technological capabilities, ramp up our manufacturing facilities and expand our physical sales network, as well as expand our general and administrative functions to support our growing operations. We may incur substantial research and development and/or selling expenses when we develop and/or promote a new product in a given period without generating any revenue from such product until we start delivery of such products to customers in the future periods. As a result of these factors, we believe that period to period comparisons of our operating results are not necessarily meaningful and that these comparisons may not be indicative of future performance. Moreover, our operating results may not meet expectations of equity research analysts or investors. If this occurs, the trading price of the ADSs could fall substantially either suddenly or over time.
If we fail to effectively collaborate with financial service providers, our business may be adversely affected.
We cooperate with financial service providers and connect them with customers who seek automotive financing solutions. We believe the availability of financing options is important to our customers. If affordable automotive financing solutions are not available for our customers, we may not be able to grow our sales. We collaborate with Genius Auto Finance, a vehicle financing solution provider under Geely Auto, as well as a number of commercial banks, such as China Construction Bank, Industrial Bank, Bank of China and Industrial and Commercial Bank of China, with quality service capabilities, to facilitate auto finance for our customers. As we continue to grow our business, we may not be able to connect all customers who qualify for auto finance with financial service providers. In addition, if we do not successfully monitor and comply with applicable national and/or local financial regulations and consumer protection laws governing finance lease transactions, we may become subject to enforcement actions or penalties, which would adversely affect our business.
Any cyberattacks, unauthorized access or control of our BEVs’ systems could result in loss of confidence in us and our BEVs and harm our business.
Our BEVs contain complex information technological systems to support smart technological functions and to accept and install periodic FOTA updates. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks and our BEVs’

technological systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks and systems. We encourage reporting of potential vulnerabilities in the security of our BEVs, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that vulnerabilities will not be exploited in the future before they can be identified, or that our remediation efforts are or will be successful. Any cyberattacks, unauthorized access, disruption, damage or control of our information technology networks or our BEVs’ systems or any loss or leakage of data or information stored in our systems could result in legal claims or proceedings. In addition, regardless of their veracity, reports of cyberattacks to our information technology networks or our BEVs’ systems or data, as well as other factors that may result in the perception that our information technology networks or our BEVs’ systems or data are vulnerable to “hacking,” could negatively affect our brand and harm our business, prospects, financial condition and results of operation.
Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services.
We enable our customers to access a variety of features and services through our mobile apps. In addition, certain of NEVs’ features depend to a certain extent on connectivity to our information technology systems. As such, the availability and effectiveness of our services depend on the continued operation of our information technology and communications systems. Our systems are vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses or other attempts to harm our systems. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and to potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.
Our business depends substantially on the continuing efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.
Our success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brand and become more well-known, the risk that competitors or other companies may poach our talent increases. Our industry is characterized by high demand and intense competition for talent and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, because our BEVs are based on a different technology platform than traditional ICE vehicles, individuals with sufficient training in NEVs may not be available for hiring, and we will need to expend significant time and expense training the employees we hire. We also require sufficient talents in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.
If any of our executive officers and key employees terminates his or her services with us, our business may be disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. From time to time, our executive officers and key employees have been, and may in the future be, subject to negative news. Lawsuits or regulatory investigations or actions against our executive officers or key employees may also generate negative publicity that significantly harms our reputation, which may adversely affect our business and results of operations. We have not obtained any “key person” insurance on our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which includes non-competition clauses, confidentiality clauses and intellectual property ownership clauses. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their employment agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under relevant PRC laws.
Misconduct by our employees during and before their employment with us could expose us to potentially significant legal liabilities, reputational harm and/or other damages to our business.
Many of our employees play critical roles in ensuring the safety and reliability of our products and services and/or our compliance with relevant laws and regulations. Certain of our employees have access to sensitive information and/or proprietary technologies and know-how. While we have adopted codes of conduct for all of our employees and implemented detailed policies and procedures relating to intellectual property, proprietary information and trade secrets, we cannot assure you that our employees will always abide by these codes, policies and procedures nor that the precautions we take to detect and prevent employee misconduct will always be effective. If any of our employees engage in any misconduct, illegal or suspicious activities, including but not limited to, misappropriation or leakage of sensitive client information or proprietary information, we and such employees could be subject to legal claims and liabilities and our reputation and business could be adversely affected as a result.
In addition, while we have screening procedures during the recruitment process, we cannot assure you that we will be able to uncover misconduct of job applicants that occurred before we offered them employment, or that we will not be affected by legal proceedings against our existing or former employees as a result of their actual or alleged misconduct. We have put in place various safeguards and spend significant amount of time and efforts to address the risk of unauthorized third-party information being introduced into our systems or used in our operations. We could be involved in related proceedings that may arise in the future, or be forced to defend against any allegations in the future, even when the allegations are not justified. Any negative publicity surrounding these allegations, especially in the event that any of these employees is found to have committed any wrongdoing, could negatively affect our reputation and may have an adverse impact on our business. Likewise, suppose our sales forces do not comply with applicable laws and regulations, for example, false or misleading promotion, this could materially impact our brand image and customers’ trust in our brand and could result in harming our business and financial condition.
We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend against such claims.
If we become liable for product liability claims, our business, operating results and financial condition may be harmed. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our BEVs do not meet applicable standards or requirements, resulting in property damage, personal injury or death. Our risks in this area are particularly pronounced given we have limited experience of offering BEVs. Although we implement full-cycle quality control, covering design, procurement, production, sales and after-sales services, we cannot assure you that our quality control measures will be as effective as we expect. Any failure in any of our quality control steps would cause a defect in our BEVs, and in turn, could harm our customers. A successful product liability claim against us could require us to pay a substantial monetary compensation. Moreover, a product liability claim could generate substantial negative publicity about our BEVs and business and inhibit or prevent commercialization of our future NEVs, which would have material adverse effect on our brand, business, prospects, financial condition and results of operations.
We may choose to or be compelled to undertake product recalls or take other similar actions, which could adversely affect our brand image, business and results of operations.
Our existing and future BEVs may not perform as expected or may require repair. Our BEVs’ performance depends on various complex components supplied by various suppliers. There is no guarantee that all product specifications of our BEVs, which reflect our current expectations and development targets, will actually be realized. The software used to operate our BEVs is complex and may contain defects and errors. Our quality management system may not be effective or sufficient and the number of defective vehicles may be substantially higher than anticipated.
Our BEVs have not been recalled so far, but this may happen in the future. As a result, we may be subject to adverse publicity, damage to our brand and liability for costs. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our BEVs, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image, business and results of operations.
Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would materially and adversely affect our business and results of operations.
In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with China Compulsory Certification, or CCC, before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. Although our ZEEKR 001 and ZEEKR 009 have received CCC certifications, we cannot assure you that each of our future BEV models will be able to receive such certifications. Furthermore, the government carries out the supervision and scheduled and unscheduled inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the CCC may be suspended or even revoked. With effect from the date of revocation or during suspension of the CCC, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold or used in any commercial activity. Failure of any of our BEV models to satisfy motor vehicle standards would have a material adverse effect on our business, prospects, financial condition and results of operations.
Our BEVs make use of battery cells, and battery cells may catch fire or vent smoke and flame on rare occasions.
Our BEVs’ battery packs make use of battery cells. On rare occasions, battery cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other battery cells. While our batteries are built with robust safety features and strong thermal management capabilities, there can be no assurance that our batteries will always function safely. If any safety accident occurs to any of our BEVs’ battery pack, we could be subject to lawsuits, product recalls or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of battery cells for automotive applications or any future incident involving battery cells, such as a vehicle fire, even if such incident does not involve our BEVs, could seriously harm customers’ confidence in our BEVs.
If our vehicle owners make unauthorized modification to our BEVs, the vehicle may not operate properly.
Automobile enthusiasts may seek to “hack” our BEVs to modify their performance which could compromise vehicle safety systems. Also, customers may customize our BEVs with after-market parts that can compromise driver safety. We do not test, nor do we endorse, such changes. In addition, the use of improper external cabling or unsafe charging outlets can expose our customers to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our BEVs and any injuries resulting from such modifications could result in adverse publicity, which would negatively affect our brand and harm our business, prospects, financial condition and results of operations.
We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs and potential adverse effect on our business operations.
Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our BEVs, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents, copyrights or trademarks regarding their proprietary rights. Companies holding patents, copyrights, trademarks or other intellectual property rights may bring suits alleging infringement of such rights by us or our employees or otherwise assert their rights and urge us to take licenses. Any such intellectual property infringement claim could result in costly litigation and divert our management’s attention and resources.
If we or our employees are determined to have infringed upon a third-party’s intellectual property rights, we may be required to do one or more of the following:
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cease offering NEVs or services that incorporate or use the challenged intellectual property;

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pay substantial damages;

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seek a license from the holder of the infringed intellectual property right, in which case the license may not be available on reasonable terms or at all;

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redesign our BEVs or relevant services which would incur significant cost; or

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establish and maintain alternative branding for our BEVs and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, financial condition and results of operation could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention, which would negatively affect our brand and harm our business, prospects, financial condition and results of operations.
As our intellectual property rights may expire and may not be extended, our applications may not be granted, and our intellectual property rights may be contested, circumvented, invalidated, or limited in scope, our intellectual property rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.
We rely on a combination of patents, trademarks, copyrights, trade secrets and confidentiality agreements to protect our proprietary rights. As of September 30, 2022, we had 474 patents (including 30 invention patents) and 711 pending patent applications, which we have invested significant resources to develop. In addition, we have been licensed 433 and 215 registered trademarks in mainland China and overseas from Geely Holding, respectively, and Geely Holding has 603 pending trademark applications relating to our business in China and certain other jurisdictions. As of the same date, we also had 26 registered software copyrights and 270 registered domain names. Also, the patents related to SEA are licensed from Geely Holding. We rely on trademark and patent law, trade secret protection and confidentiality and license arrangements or agreements with our affiliates, employees and others to protect our intellectual property rights. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.
There can be no assurance that our application for the registration with competent government authorities of trademarks and other intellectual property rights related to our current or future business will be approved, or our intellectual property rights will not be challenged by third parties or found by the relevant governmental or judicial authority to be invalid or unenforceable. From time to time, we may encounter difficulties registering our intellectual properties or have disputes with third parties regarding our intellectual properties. If the relevant trademarks or other intellectual properties could not be registered, we may fail to prevent others from using such intellectual properties, and our business, financial condition and results of operations may be materially and adversely affected.
Especially, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting any patents that issue from our pending applications. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.
Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.
In addition, as our patents may expire and may not be extended and our patent rights may be contested, circumvented, invalidated or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could have a material and adverse effect on our business operations, financial condition and results of operations.
We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.
We regard our patents, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection and confidentiality and license arrangement and agreements with our employees and others to protect our proprietary rights.
We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.
Implementation and enforcement of PRC laws relating to intellectual property have historically been deficient and ineffective. Accordingly, the protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing the unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent the misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and the diversion of our resources.
Some of our leasehold interests may be defective, which may challenge or affect our right to use the leased properties. In addition, we have not completed registration procedures in respect of our leased properties with the relevant PRC authorities.
We lease a number of properties for our stores, service centers, and offices (“Leased Properties”) across China. Certain Leased Properties are not used in accordance with PRC laws and our leasehold interests in such Leased Properties are therefore under defective situations (these “Situations”). These Situations include having some of our Leased Properties located on lands designated for industrial usage instead of commercial usage, and on allocated lands which can only be used under limited purposes such as public interest or infrastructure facilities usage instead of commercial usage. Under the PRC legal regime regarding the land use right, land shall be used strictly in line with its approved usage. Any change to the contemplated usages of land shall go through relevant land alteration registration procedures. Failure to do so may subject the lessors to monetary fines or other penalties and may lead to the invalidation or termination of our leases by competent government authorities, and therefore we may need to move our leases somewhere else and additional relocation costs will be incurred.

Furthermore, we have not been provided by certain lessors with the applicable certificates, approvals, consents or other similar documents proving their right to lease or sublease these Leased Properties to us. If any lessor is not the owner of the Leased Properties, or is not entitled to lease or sublease the Leased Properties to us, or have not obtained consents from the owners or their lessors or permits or approvals from the relevant governmental authorities, we may not be able to enforce our rights to lease such Leased Properties under the respective lease agreements against the lessors and our leases may be invalidated. For example, certain of our Leased Properties are currently located on allocated lands or collectively-owned construction lands, and the lessors have not provided the title certificates to these Leased Properties or the governmental or other applicable approval permitting the leases. If the lessor fails to obtain such approval, our leases may be invalidated or challenged, and we may also need to vacate our premises.
In addition, certain Leased Properties had been mortgaged by the landlords to third parties before entering into lease agreements with us. If the mortgagees of the Leased Properties exercise their mortgage right, we will not be able to continue our leases on the said properties. Moreover, the majority of our lease agreements for our leased properties in China have not been registered with the relevant authorities. With respect to the unregistered leases in China, we may be subject to a fine ranging from RMB1,000 to RMB10,000 per unregistered lease agreement if we fail to make such registration within a given timeframe put forward by the Chinese government. In addition, there is also risks of violating the lease agreements. For example, if we fail to purchase insurance as required by the lessors in certain lease agreements. If any of our leases are terminated or become unenforceable as a result of challenges from third parties or the above mentioned defects, we would need to seek alternative properties, relocate the relevant functions and move our stores, offices or service centers somewhere else and incur relocation costs, and there is no guarantee that we would be able to find suitable alternative properties on reasonable commercial terms, if at all. Any relocation could lead to disruptions to our operations and may have an adverse effect on our business, financial condition, results of operations and prospects.
We may be required to change our registered address or relocate our operating offices under PRC law.
Under PRC law, the registered address of a company shall be its main premises for business operations. If a company intends to set up other premises for business operations outside its registered address, the company shall register those premises for business operations as branch offices with the relevant local market regulation authorities at the place where the premises are located and obtain business licenses for them as branch offices.
Currently, some of our subsidiaries have set up premises for business operations outside their registered addresses as the operating addresses, and use these premises as the main premises for business operations. We may not be able to change the registered address of our subsidiaries to its operating addresses or register such premises as branch offices in a timely manner or at all due to complex procedural requirements and relocation of branch offices from time to time. Our PRC subsidiaries may be listed as “enterprises with abnormal operations” and disclose the same to the public if they fail to register such premises, and failure to make rectification in a timely manner may further subject our PRC subsidiaries to fines, or subject their respective legal representative or person in charge to administrative orders suspending their term of office for a certain period of time. In the future, we may expand our business to additional locations in China and we may fail to update the registered addresses for our subsidiaries or register those premises as branch offices in a timely manner. If the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including but not limited to fines, being listed on the List of Enterprises with Serious Illegal and Dishonest Acts and publicized to the public, and our business licenses may be revoked under serious circumstances. As of the date of this prospectus, we have not received any regulatory or governmental administrative penalties in relation to the registered address of our subsidiaries. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.
If our estimates or judgments relating to our critical accounting policies prove to be inaccurate, our results of operations could be adversely affected.
The preparation of financial statements in conformity with U.S. GAAP and our key metrics require management to make estimates and assumptions that affect the amounts reported in the combined and consolidated financial statements and accompanying notes and amounts reported in our key metrics. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenue and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of the ADSs.
Our insurance coverage strategy may not be adequate to protect us from all business risks.
We have limited liability insurance coverage for our products and business operations. A successful liability claim against us due to injuries suffered by our customers could materially and adversely affect our financial condition, results of operations and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.
From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.
We may evaluate and consider strategic investments, combinations, acquisitions or alliances to enhance our competitive position. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction, which may result in investment losses.
Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:
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difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

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inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits including the failure to successfully further develop the acquired technology;

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difficulties in retaining, training, motivating and integrating key personnel;

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diversion of management’s time and resources from our normal daily operations and potential disruptions to our ongoing businesses;

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strain on our liquidity and capital resources;

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difficulties in executing intended business plans and achieving synergies from such strategic investments or acquisitions;

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difficulties in maintaining uniform standards, controls, procedures and policies within the overall organization;

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difficulties in retaining relationships with existing suppliers and other partners of the acquired business;

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risks of entering markets in which we have limited or no prior experience;

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regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

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assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

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liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

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unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

Any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits.
We are subject to laws and regulations relating to environmental protection, fire protection, health and safety, work safety, hazardous chemicals and construction.
During the ordinary course of our business, the relevant production, manufacturing or construction works may subject us to PRC laws and regulations on environmental protection, fire protection, health and safety, work safety, hazardous chemicals and radiation devices. In addition, we may be required to obtain additional permits or make additional filings or registrations for the construction works in relation to decoration we made on the leased properties, especially those used as stores, depending on the amount of investment and area of the properties, including but not limited to obtaining construction permit, filing for as-built inspection of projects and the relevant fire protection inspection and filing procedures. As of the date of this prospectus, we have not completed all necessary construction permits or fire protection inspection and filing procedures for certain of decorations on our leased properties in a timely manner. We may be subject to fines, orders to make rectification, or required to terminate or demolish our decoration within a given timeframe. If any of our decorations are ordered to be terminated or demolished due to the above mentioned defects, we would not be able to recover our investment in such construction works, and we would need to seek alternative properties, relocate the relevant functions and move our stores, offices or service centers somewhere else and incur relocation costs. There is no guarantee that we would be able to find suitable alternative properties on reasonable commercial terms, if at all. Any demolishment or relocation could lead to disruptions to our operations and may have an adverse effect on our business, financial condition, results of operations and prospects.
We have been compliant with such laws and regulations in all material aspects except for the above mentioned defects. However, as we continue to expand our business operations and the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot assure you that there will not be violations or suspected violations that result in us becoming subject to governmental investigations, fines and other legal or administrative sanctions. If we or the manufacturer of our BEVs fail to comply with applicable regulations in relation to environmental protection, fire protection, health and safety, work safety, hazardous chemicals, radiation devices and construction or maintain and renew the relevant permits in a timely manner, we could be subject to fines or be forced to close or temporarily cease part or all of our operations or other penalties, any of which could have a material adverse effect on our business, prospects, financial condition and results of operation.
Certain of our operating subsidiaries may be required to obtain additional licenses or permits or make additional filings or registrations.
In order to operate our business, we need to obtain a series of licenses, permits and approvals, make filings or complete registrations according to relevant PRC laws and regulations. However, given the significant amount of discretion held by local PRC authorities in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, we cannot guarantee you that we have obtained or will be able to obtain and maintain all requisite licenses, permits, filings and registrations.
For example, PRC governments impose sanctions for engaging in value-added telecommunication services, or the VATS, without having obtained the VATS licenses for relevant categories. These sanctions include corrective orders and warnings from the PRC communication administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the websites and mobile apps may be ordered to cease operation. We are cooperating with Hangzhou Geely Evun Technology Co., Ltd., or

Geely Evun, which has obtained a VATS license for Internet content provider service and online data and transaction processing service (for e-commerce), to operate ZEEKR APP and ZEEKR Subscription APP and promote our products and services online as required by us. Given that the relevant PRC laws and regulations do not contain explicit provision in relation to such cooperation, and the interpretation of such regulations and PRC regulatory authorities’ enforcement of such regulations in the context of VATS industry are evolving, it is unclear whether such cooperation complies with the applicable laws and regulations. If we can no longer continue our cooperation with Geely Evun, we may be required to obtain a VATS license. If we are not able to comply with all applicable legal requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations or suspension of our non-compliant operations, any of which may materially and adversely affect our business, financial condition and results of operations.
We may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.
We are currently not a party to any material legal or administrative proceedings. However, in light of the nature of our business, we and our management are susceptible to potential claims or disputes. We and certain of our management have been, and may from time to time in the future be, subject to or involved in various claims, disputes, lawsuits and other legal and administrative proceedings. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Claims arising out of actual or alleged violations of law, breach of contract or torts could be asserted against us by customers, business partners, suppliers, competitors, employees or governmental entities in investigations and legal proceedings. In particular, according to the PRC Social Insurance Law and the Regulations on the Administration of Housing Provident Fund and other relevant laws and regulations, employers are required to establish a social insurance system and other employee benefits including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund (collectively, the “Employee Benefits”). Employers shall open the social insurance and housing provident fund accounts and to make adequate contributions of Employee Benefits for their employees. Employers that fail to do so may be subject to fines and legal sanctions. However, some of our PRC subsidiaries failed to make adequate contributions to social insurance and housing provident fund for certain of our employees, or engaged third-party human resources agencies to pay social insurance premium and housing provident funds for certain of our employees. For details, see “Risk Factors — We may be subject to additional contributions of social insurance and housing provident fund and late payments and fines imposed by relevant governmental authorities.” If the relevant PRC authorities determine that we shall make supplemental contributions, that we are not in compliance with labor laws and regulations, or that we are subject to fines or other legal sanctions, such as order of timely rectification, and our business, financial condition and results of operation may be adversely affected.
We may be subject to additional contributions of social insurance and housing provident fund and late payments and fines imposed by relevant governmental authorities.
In accordance with the above-mentioned PRC laws, companies incorporated in the PRC are required to participate in the Employee Benefits and contribute to the amounts which are equal to a certain percentage of salaries, including bonuses and allowances, of their employees. According to the Social Insurance Law, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late payment fine at a daily rate of 0.05% per day of the outstanding amount. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue. Pursuant to the Regulations on the Administration of Housing Provident Fund, in the event that the payment and deposit of the housing provident fund is not made in full or at all in time by an employer, the housing provident fund management center may order it to make the payment and deposit within a prescribed period, and where the payment and deposit has not been made within the prescribed period, an application may be made to the PRC courts for compulsory enforcement.
In addition, under the Social Insurance Law and the Regulations on the Administration of Housing Provident Fund, PRC subsidiaries shall register with local social insurance agencies and register with applicable housing provident fund management centers and establish a special housing provident fund account in an entrusted bank. Employers that do not open the social insurance account may be ordered by the social security administrative authorities to make correction within a stipulated period; where correction is not made within the stipulated period, employers may be subject to a fine ranging from one to three times the amount of the social security premiums payable, and the direct liable administrative staff of such employers may by subject to a fine ranging from RMB500 to RMB3,000. Employers that do not register the housing provident fund may be ordered by the housing provident fund management center to complete the housing fund payment registration within a prescribed time limit, failing to do so may be subjected to a fine from RMB10,000 to RMB50,000.
We cannot assure you that the relevant governmental authorities will not require us to pay the outstanding amount and impose late fees or fines on us. If we are otherwise subject to investigations related to non-compliance with labor and social security laws and regulations and are imposed severe penalties or incur significant legal fees in connection with labor or social security law disputes or investigations, our business, financial condition and results of operations may be adversely affected.
If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of the ADSs may be adversely affected.
Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the preparation and audit of our combined and consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified relate to (i) lack of sufficient accounting personnel for financial information processing and reporting and with appropriate U.S. GAAP knowledge, (ii) lack of formal risk assessment process over financial reporting and (iii) lack of formal change management procedures for SAP system and ZEEKR APP Application. We have implemented and are continuing to implement a number of measures to address the material weaknesses that has been identified. For details, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control Over Financial Reporting.” However, we cannot assure you that we will be able to continue implementing these measures in the future, or that we will not identify additional material weaknesses or significant deficiencies in the future.
We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the [NYSE/Nasdaq] after the completion of this offering. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending December 31, 2024, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts.
In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of the ADSs could decline and we could be subject to sanctions or investigations by the [NYSE/Nasdaq], SEC or other regulatory authorities.
Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.
We offer competitive warranty terms to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, powertrain, and brake system. It also covers free road assistance under the warranty coverage. We recorded and plan to adjust warranty reserves based on changes in estimated costs and actual warranty costs. For a detailed discussion, see “Business — Our Sales and Services — After-sales Services and Value-added Services.”
We cannot assure you that our warranty reserves will be sufficient to cover future warranty claims. In particular, we started the delivery of ZEEKR 001 in October 2021 and we have limited experience with warranty claims regarding our vehicles or with estimating warranty reserves. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.
We will recognize a substantial amount of share-based compensation expense upon the completion of this offering, and may incur more share-based compensation in the future, which will have a significant impact on our results of operations.
In 2021, we adopted a share incentive plan, pursuant to which restricted share units, or RSUs, were granted to certain employees, officers and directors of us. As of the date of this prospectus, 89,637,994 RSUs have been granted and are outstanding. We are required to recognize compensation expense for an equity award over the period in which the recipient is required to provide service in exchange for the equity award. Because the vesting of the RSUs will be contingent upon the completion of an initial public offering or change in control, we have not recognized, and do not expect to recognize, share-based compensation expense relating to such equity awards prior to the completion of this offering. Upon the completion of this offering, we expect to begin to recognize a significant amount of share-based compensation expense. As of September 30, 2022, the total unrecognized share-based compensation expense amounted to RMB1,120.1 million (US$157.5 million), out of which RMB140.6 million (US$19.8 million) was related to RSUs for which the service condition had been met and is expected to be recognized upon the completion of this offering. Moreover, if additional RSUs or other share incentives are granted to our employees, directors in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected.
We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.
Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. If any of our employees are identified as a possible source of spreading COVID-19, H1N1 flu, avian flu or another epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of certain business operations. A recurrence of an outbreak of COVID-19, H1N1 flu, avian flu or another epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities, which could in turn adversely affect our results of operations.
We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services to our customers.
We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.
We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, the U.K. Bribery Act 2010, and other anti-corruption laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls.
The U.K. Bribery Act also prohibits non-governmental “commercial” bribery and soliciting or accepting bribes. A violation of these laws or regulations could adversely affect our business, results of operations, financial condition and reputation.
We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject us to an increased level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.
Non-compliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our shares.
Rising international political tension and recent disruptions in the financial markets and economic conditions may adversely impact our business and operating results.
Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, and the imposition of sanctions on certain individuals from the U.S. by the Chinese government.
The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. While cross-border business may not currently be an area of our focus, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. Moreover, many of the recent policy updates in the United States, including the Clean Network project initiated by the U.S. Department of State in August 2020 and the Entity List regime maintained and regularly updated by the U.S. Bureau of Industry and Security, may have unforeseen implications for our business. If any new tariffs, legislation or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.
Additionally, in recent years, the United States and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. The United States and various foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets, which may have a negative impact on our business, financial condition and results of operations. If the actions taken by these governments are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.
Risks Related to Our Relationship with Geely Group
We have no experience operating as a stand-alone public company.
We have no experience conducting our operations as a stand-alone public company. After we become a stand-alone public company, we may face enhanced administrative and compliance requirements, which may result in substantial costs.
In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relations issues. However, as a stand-alone public company, our management will have to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so in a timely and effective manner.
We may have conflicts of interest with Geely Auto and, because of Geely Auto’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.
Conflicts of interest may arise between Geely Auto and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified include the following:
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Our board members may have conflicts of interest.   Our directors Mr. Shufu Li, Mr. Donghui Li and Mr. Shengyue Gui are also directors of Geely Auto. These relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for Geely Auto and us. Mr. Conghui An is currently an executive director of Geely Auto but is expected to not hold any positions in Geely Auto prior to or upon the completion of this offering.

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Sale of shares in our company.   Geely Auto may decide to sell all or a portion of our shares that it holds to a third-party, including to one of our competitors, thereby giving that third-party substantial influence over our business and our affairs. Such a sale could be in conflict with the interests of our other shareholders.

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Developing business relationships with Geely Auto’s competitors.   So long as Geely Auto remains our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to operate our business for the best interests of our company and our other shareholders.

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Allocation of business opportunities.   Business opportunities may arise that both we and Geely Auto find attractive, and which would complement our businesses. We may be prevented from taking advantage of new business opportunities that Geely Auto has entered into.

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Competition.   As a vehicle manufacturer, Geely Auto may offer products or services that directly compete with ours.

Although we will become a stand-alone public company, we expect to operate, for as long as Geely Auto is our controlling shareholder, as a subsidiary of Geely Auto. Geely Auto may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decisions that we would have made on our own. Geely Auto’s decisions with respect to us or our business, including any related party transactions between Geely Auto and us, may be resolved in ways that favor Geely Auto and therefore Geely Auto’s own shareholders, which may not coincide with the interests of us and our other shareholders. If Geely Auto were to directly compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected.
Potential conflicts of interest could arise in connection with our agreements with Geely Group.
We have entered into several agreements with Geely Group and may enter into additional agreements with Geely Group in the future. For further information, see “Our Relationship with Geely Group.” Potential conflicts of interest could arise in connection with the resolution of any dispute between Geely Group and us, regarding the terms of the arrangements governing our relationship with Geely Group. For example, so long as Geely Group continues to substantially and deeply collaborate with us in our future operations, we may not choose to bring a legal claim against Geely Group in the event of contractual breaches in consideration of our close relationship with Geely Group, notwithstanding our contractual rights under the various agreements entered into by Geely Group and us from time to time.
Our business may be adversely affected if our collaboration with Geely Group is terminated or curtailed, or if we are no longer able to benefit from the synergies of our business cooperation, or if we compete directly with, Geely Group.
We have benefited significantly from Geely Group’s technological capabilities, R&D capabilities, vehicle production and delivery, financial support and market position. For example, we have entered into a cooperation framework agreement with Geely Hangzhou Bay and Zhejiang Geely for the manufacture of ZEEKR 001 and ZEEKR 009 in ZEEKR Factory. In addition, we develop our EV models based on Geely Holding’s proprietary SEA, an open-source, pure electric and modularized platform for BEV development. Furthermore, on April 15, 2022, we entered into a 10-year loan agreement with Zhejiang Geely Automobile Manufacturing Co., Ltd. in the total amount of RMB9.7 billion, and we have drawn down RMB6.0 billion as of the date of this prospectus.
However, we cannot assure you that we will continue to maintain our cooperative relationships with Geely Group in the future. To the extent we cannot maintain our cooperative relationships with Geely Group at reasonable prices or at all, we will need to source other business partners to obtain the relevant services, which could result in material and adverse effects to our business and results of operations. We may also need to obtain financing through other means if Geely Group ceases to provide financial support to us. We also cannot assure you that Geely Group will continue to provide us with state-of-the-art tooling, machinery and other manufacturing equipment. In addition, our current customers and business partners may react negatively to our spin-off from Geely Auto. Finally, Geely Group may offer products or services that directly compete with ours. Our inability to maintain a cooperative relationship with Geely Group or if Geely Group does not provide us with the necessary machinery and equipment to manufacture our vehicles, or if Geely Group competes directly with us, our business, growth and prospects could be materially and adversely affected.
If we lose our right to use “ZEEKR” or other trademarks that are material to us, our business, results of operations and financial condition would be materially and adversely affected.
Geely Holding owns “ZEEKR” and certain other trademarks that we use in our business. Geely Holding and Zhejiang ZEEKR, which is one of our subsidiaries, have entered into a trademarks license agreement. Pursuant to such agreement, Zhejiang ZEEKR has been granted free, sublicensable and exclusive licenses relating to “ZEEKR” and certain other trademarks. The trademarks license agreement may be terminated if, among other things, (i) there is a change of control upon Zhejiang ZEEKR, (ii) Geely Holding or its associates cease to have any equity interests in Zhejiang ZEEKR or (iii) such termination is otherwise required by applicable laws and regulation. In the event the trademarks license agreement is terminated, we will lose our right to use “ZEEKR” and certain other material trademarks, and our business, results of operations and financial condition may be materially and adversely affected. For further information, see “Our Relationship with Geely Group — Trademarks License Agreement.”
Geely Auto will control the outcome of shareholder actions in our company.
Immediately upon completion of this offering [and the concurrent private placement to Geely Auto to effect its Assured Entitlement Distribution (assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in such concurrent private placement)], Geely Auto will beneficially own    % of our outstanding ordinary shares, representing    % of our total voting power, assuming the underwriters do not exercise the over-allotment option. Geely Auto has been, and will continue to be, our controlling shareholder immediately upon completion of this offering.
Geely Auto’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and [NYSE/Nasdaq Global Market] requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under any share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.
Geely Auto’s voting control may cause transactions to occur that might not be beneficial to you as a holder of ADSs and may prevent transactions that could have been beneficial to you. For example, Geely Auto’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of the ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, Geely Auto is not prohibited from selling a controlling interest in us to a third-party and may do so without your approval and without providing for a purchase of your ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. See “— We may have conflicts of interest with Geely Auto and, because of Geely Auto’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.”
We are a “controlled company” within the meaning of the applicable rules of the [NYSE/Nasdaq] and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.
We are a “controlled company” as defined under the applicable rules of the [NYSE/Nasdaq] because Geely Auto beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including:
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an exemption from the rule that a majority of our board of directors must be independent directors;

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an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

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an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
Risks Related to Doing Business in China
Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.
Our operations are mainly conducted in the PRC, and all of our revenue has historically been sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.
While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.
Furthermore, the global macroeconomic environment faces significant challenges in the near-term future. For example, there is considerable uncertainty about the short- and long-term economic impact of the monetary and fiscal policies adopted by the central banks and government authorities of some of the world’s leading economies, including but not limited to the United States and China. There are also material concerns about the current and future relationship between the United States and China. Specifically, it is possible that relations between these two countries may deteriorate further. Deterioration in political conditions and abrupt changes in Sino-U.S. relations are difficult to predict and could adversely affect China’s overall economic and market conditions and consequently our business, operating results and financial condition. Moreover, any ongoing controversies between the United States and China, whether or not related to our business, could cause investors to be unwilling to hold or buy the ADSs and consequently cause the trading price of the ADSs to decline.
The PRC government exerts substantial influence over the manner in which we conduct our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of the ADSs.
Our operations are mainly conducted in the PRC, and are governed by PRC laws, rules and regulations. The PRC government exerts substantial influence over the manner in which we conduct our business, and may intervene in or influence our operations at any time.
The PRC government has recently published new policies that substantially affected certain industries. We cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of the ADSs. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
The Chinese government has exerted more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of the ADSs to significantly decline or be worthless. For more details, see “— Risks Related to Doing Business in China —The approval or record filing of the CSRC, or other PRC government authorities may be required in connection with this offering and our future capital raising activities under the PRC laws.”

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.
PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to various degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and are not always uniform and predictable. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the occurrence of the violation.
Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have different degrees of discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.
The continued impasse on the ability of the PCAOB to inspect or investigate PCAOB-registered accounting firms in China and U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of the ADSs and may eventually require us to delist our securities from the U.S. markets.
Over the past decade, the U.S. securities regulators (SEC and PCAOB) and their Chinese counterparts (the CSRC and the MoF) have been in an impasse over the PCAOB’s ability to inspect or investigate the audit work of accounting firms that audit the financial statements of China-based companies. Under U.S. securities laws, publicly listed companies are required to have their financial statements audited by independent public accounting firms registered with the PCAOB. Under the Sarbanes-Oxley Act, the PCAOB is required to inspect the PCAOB-registered accounting firms to assess compliance with auditing standards and bring enforcement actions for non-compliance with such standards. If requested by the PCAOB or the SEC, PCAOB-registered accounting firms are required to provide the audit work papers and other related information for inspection. However, the PCAOB currently does not have free access to inspect the work of auditors of China-based companies, including our company. Article 177 of the revised PRC Securities Law prohibits, without the approval of the securities regulatory authority in China, (i) foreign securities regulators from engaging in any inspection activities within China and (ii) anyone from providing any documents or materials relating to capital markets activities to foreign parties.
To seek a framework for cooperation, in May 2013, the PCAOB entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with the CSRC and the MoF, which establishes a cooperative framework among the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the MoF in the United States and the PRC, respectively. Despite the MOU, the Chairmen of each of the SEC and the PCAOB issued a joint statement in December 2018 alleging continuing, significant issues relating to the ability of the PCAOB to inspect the audit work papers and practices of PCAOB-registered accounting firms in China with respect to their audit work of U.S.-listed companies with operations in China. The SEC and the PCAOB reiterated these allegations and highlighted such risks in another joint statement in April 2020.
As part of the continued regulatory scrutiny in the United States on access to audit and other information currently protected by laws in China, in December 2020, the U.S. Congress passed the HFCAA,

which had passed the U.S. Senate in May 2020. The HFCAA was signed into law by the President in December 2020. The HFCAA would amend the Sarbanes-Oxley Act to require the SEC to determine each company that is required to file periodic reports with the SEC that has retained an accounting firm: (i) that is located in a foreign jurisdiction and (ii) whom the PCAOB is unable to inspect or investigate due to the position taken by an authority in the foreign jurisdiction (as determined by the PCAOB). If the SEC determines that the PCAOB has been unable to inspect or investigate such accounting firm for three consecutive years, it will prohibit such company from trading its securities on a U.S. securities exchange or in any “over-the-counter” exchange. In addition, in August 2020, the President’s Working Group on Financial Markets, or the PWG, released a report recommending that the SEC take certain steps, including adopting enhanced listing standards on U.S. stock exchanges, to protect U.S. investors from the perceived risks of Chinese companies. This would require, as a condition to initial and continued listing on a U.S. stock exchange, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal framework under which such a co-audit may be legally conducted for companies based in China. The proposed new listing standards would allow for a transition period until January 1, 2022 for listed companies, but would apply immediately to ban new listings once the necessary rulemakings and standard-setting are effective.
On September 22, 2021, the PCAOB adopted PCAOB Rule 6100, Board Determinations Under the HFCAA, which was approved by the SEC on November 4, 2021. The PCAOB Rule 6100 establishes a framework for the PCAOB to make determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, or a PCAOB-Identified Firm, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. On December 16, 2021, pursuant to PCAOB Rule 6100, PCAOB issued a report setting forth the PCAOB-registered public accounting firms headquartered in Mainland China and Hong Kong that it is unable to inspect or investigate completely, which included the accounting firm who prepared the audit report included in this annual report, because of positions taken by PRC authorities in those jurisdictions.
On December 2, 2021, the SEC adopted amendments to finalize the interim final rules adopted earlier on March 24, 2021 relating to the implementation of certain disclosure and documentation requirements of the HFCAA, or final amendments. Pursuant to the final amendments, promptly after filing an annual report, the SEC will evaluate whether the annual report contains an audit report signed by a PCAOB-Identified Firm. Once a registrant has been so identified, the SEC will provisionally identify such issuer as a Commission-Identified Issuer on its website. For a period of 15 business days after the provisional identification, a registrant may contact the SEC if it believes it has been incorrectly identified and may provide evidence supporting such claims. After reviewing the information, the registrant will be notified whether the SEC will conclusively identify the registrant as a Commission-Identified Issuer. The SEC will identify registrants pursuant to the HFCAA based on the PCAOB’s determination and on registrants’ annual reports for fiscal years beginning after December 18, 2020. If we are conclusively identified as a Commission-Identified Issuer for three consecutive years, the SEC will impose an initial trading prohibition on us as soon as practicable. If the SEC ends the initial trading prohibition and, thereafter, we are again determined to be a Commission-Identified Issuer, the SEC will impose a subsequent trading prohibition on us for a minimum of five years. To end an initial or subsequent trading prohibition, we must certify that we have retained or will retain a registered public accounting firm that the PCAOB has determined it is able to inspect or investigate. To make that certification, we must file financial statements that include an audit report signed by such a registered public accounting firm.
Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCA Act, which if enacted into law would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision.
On August 26, 2022, the PCAOB signed a Statement of Protocol with the CSRC and the MoF which contains provisions that, if abided by, would give the PCAOB access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely. The PCAOB is required to reassess its determinations for purposes of the Holding Foreign Companies Accountable Act by the end of 2022. However, uncertainties exist with respect to the implementation of these provisions and there is no assurance that the PCAOB will be able to execute, in a timely manner, its future inspections and investigations in a manner that satisfies the Statement of Protocol.
As a result, our securities will be prohibited from trading on the [NYSE/Nasdaq] or another U.S. stock exchange if our auditor is not inspected by the PCAOB for three consecutive years as specified in the HFCAA (or two years if the AHFCA Act is enacted), and this ultimately could result in the ADSs being delisted from the [NYSE/Nasdaq] and the ADSs will not be permitted for trading “over-the-counter” either. While there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or we will be able to comply with requirements imposed by U.S. regulators. Such a delisting would substantially impair your ability to sell or purchase the ADSs when you wish to do so. The market price of the ADSs could be materially and adversely affected as a result of anticipated negative impacts of these actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these actions are implemented and regardless of our actual operating performance. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.
The approval or record filing of the CSRC, or other PRC government authorities may be required in connection with this offering and our future capital raising activities under the PRC laws.
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the State Administration for Industry and Commerce, currently known as the SAMR, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.
While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, King & Wood Mallesons, that the CSRC approval is not required in the context of this offering because our wholly-owned PRC subsidiary Zhejiang ZEEKR was incorporated as a FIE by means of foreign direct investment rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as that of our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for this offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties and/or negative publicity regarding such approval requirements could have a material adverse effect on the trading price of the ADSs.
Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Such actions taken by the PRC government authorities may intervene in our operations at any time, which are beyond our control. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued Opinions on Strictly Cracking Down on Illegal Securities Activities, or the July 6 Opinions, which were made available to the public on July 6, 2021. The July 6 Opinions emphasized the need to strengthen the administration and supervision over overseas-listed China-based companies, the need to revise the special provisions of the State Council on overseas issuance and listing of shares by such companies and the need to clarify the responsibilities of domestic industry competent authorities and regulatory authorities. However, as of the date of this prospectus, no official guidance or related implementation rules have been issued in relation to these recently issued July 6 Opinions and the interpretation and implementation of these opinions remain unclear at this stage. We cannot assure you that we will not be required to obtain the preapproval of the CSRC and potentially other regulatory authorities to pursue this offering.
Following the July 6 Opinion, the CAC and other Chinese regulatory authorities have issued laws and regulations strengthening their administration on cybersecurity. For example, on November 14, 2021, the CAC commenced to publicly solicit comments on the Draft Regulations on MNDS, pursuant to which data processors shall apply for a cybersecurity review when carrying out certain specified types of activities. The Draft Regulations on MNDS provide the circumstances under which data processors shall apply for cybersecurity review, including, among others, when (i) merger, reorganization or spin-off of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. Since the Draft Regulations on MNDS being drafted, it is uncertain how they will be enacted, interpreted or implemented and how they will affect us. Furthermore, the Draft Regulations on MNDS stipulate that data processors who handle important data or are listed overseas shall conduct annual data security assessments on their own or by entrusting data security service agencies and submit the data security assessment reports to local cyberspace administration authorities by January 31 of the following year. When data collected and generated within the PRC are provided by the data processors overseas, if such data includes important data, or if the relevant data processor is a CIIO or processes personal information of more than one million people, the data processor shall go through the security assessment of cross-border data transfer organized by the national cyberspace administration. As of the date of this prospectus, the Draft Regulations on MNDS have not been formally adopted. Nonetheless, the security assessment mechanism has already come into force since the CAC issued the Measures for the Security Assessment of Cross-boarder Data Transfer, or the Security Assessment Measures, which came into effect on September 1, 2022. It is uncertain when the final regulation will be issued and take effect, how it will be enacted, interpreted and implemented, and whether or to what extent it will affect us. The scope of business operations and financing activities that are subject to such draft regulations and the implementation thereof is not yet clear.
In addition, on December 28, 2021, the CAC, and several other administrations jointly promulgated the revised Cybersecurity Review Measures, which became effective on February 15, 2022 and supersede and replace the Cybersecurity Review Measures previously promulgated on April 13, 2020. The Cybersecurity Review Measures provide that (i) the purchase of network products and services by a CIIO and the data processing activities of a network platform operator that affects or may affect national security shall apply for a cybersecurity review, (ii) an application for cybersecurity review should be made by the internet platform operator holding personal information of more than one million users before such internet platform operator lists its securities in a foreign country, and (iii)  the relevant PRC governmental authorities may initiate a cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. On March 17, 2022, the CCRC confirmed to us in writing that in principle we would not be required to apply for a cybersecurity review in connection with this offering and our proposed listing if we do not possess over one million users’ personal information prior to the completion of this offering and our proposed listing. As a result, based on the fact that we are not in possession of more than one million users’ personal information, we are not subject to cybersecurity review by the CAC for this offering and our proposed listing. Also, the operators shall be informed about the final determination as to whether they are categorized as CIIOs from relevant administration departments of each critical industry and sector, or the Protection Departments. Based on the fact that we have not received any regulatory notice identifying us as a CIIO from the Protection Departments, we are not subject to cybersecurity review against CIIOs. As of the date of this prospectus, we have not received any inquiry, negative notice, warning, sanctions or regulatory objection from any PRC regulatory authorities in relation to national security or their intention to initiate a cybersecurity review against us.
On July 7, 2022, the CAC issued the Security Assessment Measures, which came into effect on September 1, 2022. The Security Assessment Measures provide that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-boarder data transfer.
Moreover, the Chinese government has also reiterated its intention to oversight over the offshore listing activities of Chinese companies. On December 24, 2021, the CSRC published draft Administration Provisions and the draft Filing Measures for public comments. These Draft Regulations require “PRC domestic companies” that directly or indirectly issue or list their securities overseas to file with CSRC certain required documents. More specifically, a “PRC domestic company” that seeks an initial public offering overseas, or a “PRC domestic company” already listed overseas who seeks to list its securities in another overseas market, shall file the required documents with the CSRC within three business days after submitting the application documents for the foregoing offering and within three business days after the listing is completed respectively. These Draft Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company” the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (1) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (2) the majority of senior management in charge of business operations are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, PRC domestic companies that seek to offer and list securities in overseas markets shall strictly comply with laws, regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security. If the intended securities offering and listing in overseas market necessitates a security review, it shall fulfill relevant review procedures in accordance with law, and an opinion on security assessment review issued by relevant government authorities shall be included in the filing materials to be submitted to the CSRC. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, or core technology, (iv) in the past three years, the Chinese operating entities, and their controlling shareholders or actual controllers have committed relevant prescribed criminal offenses or are under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are under investigations for suspicion of criminal offenses or major violations in the past three years, or (vi) it has other circumstances as prescribed by the State Council. See “— Risks Related to Doing Business in China — Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may entail significant expenses and force us to make adverse changes to our business.”
According to these Draft Regulations, if we fail to complete the filing procedures with the CSRC for this offering or fall within any of the circumstances where our proposed listing overseas is prohibited by the State Council, our listing application may be discontinued and we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council. In severe circumstances, the business of our PRC subsidiaries may be ordered to suspend and their business qualifications and licenses may be revoked. As these Draft Regulations were released only for soliciting public comments at this stage and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. These Draft Regulations are not clear on the exact criteria of qualified issuers who must complete the CSRC filing procedures after submitting the listing application documents to the overseas supervisory authorities and are not clear on whether qualified issuers which have submitted the listing application documents to the overseas supervisory authorities but have not yet completed the whole listing process shall be subject to the CSRC filing procedures, and if yes, the time limit for the filing. We cannot predict the impact of these Draft Regulations on this offering, if any, at this stage, or guarantee that we will be able to satisfy the scrutinized and new regulatory requirements in case they were adopted in the current form.
On April 2, 2022, the CSRC, together with the MoF, the NAPSS and the SAAC, issued the Draft Archives Rules for public comment. The Draft Archives Rules reiterate that working papers produced in the PRC by securities companies and securities service providers for direct and indirect overseas offering and listing by domestic companies, should be retained in the PRC, and, without prior approval by competent authorities of the PRC, such working papers shall not be brought, mailed or otherwise transferred to recipients outside of the PRC. Furthermore, the Draft Archives Rules establish a cross-border regulatory cooperation mechanism as prescribed in the PRC Securities Law and strengthen cross-border regulatory cooperation as prescribed in the Administrative Provisions, which shifts the overall direction of cross-border supervision of overseas offering and listing from a “dominated by domestic regulators or depend on the conclusions of inspections by domestic regulators” approach to a “cross-border regulatory cooperation” mechanism. The Draft Archives Rules were released only for soliciting public comments at this stage and their final form, interpretation and implementation remain substantially uncertain.
Furthermore, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering or to maintain our listing status or for our future offshore securities offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
China’s Anti-Monopoly Law, M&A rules and certain other PRC laws and regulations also establish complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions in China.
A number of regulations also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the M&A rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.
The approval from the MOFCOM shall be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. Mergers, acquisitions or contractual arrangements that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the anti-monopoly authority under the State Council when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the Prior Notification Rules, issued by the State Council in August 2008 and amended in September 2018, is triggered. In addition, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rule issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.
Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the MOFCOM, the SAMR and other governmental authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected. See “Regulation — The M&A Rules.”
Complying with evolving laws and regulations regarding cybersecurity, information security, privacy and data protection and other related laws and requirements may entail significant expenses and force us to make adverse changes to our business.
Laws and regulations governing cybersecurity, information security, privacy and data protection, the use of the internet as a commercial medium, the use of data in artificial intelligence and machine learning, and data sovereignty requirements are rapidly evolving, extensive, complex, and include inconsistencies and uncertainties.
Laws and regulations regarding cybersecurity and information security
According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, conduct national security review on certain matters which affect or may affect the national security, such as key technologies and IT products and services. According to the PRC Cybersecurity Law and relevant regulations, network constructors, network operators and service providers that provide services via network are obligated to take technical and other necessary measures to ensure the security and stable operation of network, maintain the integrity, confidentiality and availability of network data, and furthermore provide technical assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. On September 12, 2022, the CAC proposed a series of draft amendments to the PRC Cybersecurity Law, which impose more stringent legal liabilities for certain violations. Such draft amendments were released for soliciting public comments and its final form, interpretation and implementation remain substantially uncertain.
On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Data Security Law, which came into effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. The PRC Data Security Law provides that “data” refers to any recording of information by electronic or other means. Data processing includes the collection, storage, use, processing, transmission, availability and disclosure of data, etc.
Laws and regulations stipulating on compliance requirements regarding overseas listing
According to the Cybersecurity Review Measures promulgated by the CAC and certain other PRC regulatory authorities in December 2021, which became effective in February 2022, the CIIO that intends to purchase internet products and services that affect or may affect national security shall apply for a cybersecurity review. On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure or the Regulations on SCII, which took effect in September 2021. The Regulations on SCII supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations on SCII provide, that “critical information infrastructures” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, the Protection Departments are responsible to formulate eligibility criteria and determine the CIIOs in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as CIIOs. The regulations further require CIIOs, among others, (i) to report to the competent Protection Departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent Protection Departments in a timely manner in the event of merger division or dissolution, and deal with critical information infrastructures as required by the competent Protection Departments. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed on fines or other liabilities.
We have developed a data-driven, closed-loop digital platform to manage our customer interactions from sales leads to customer reviews. If we are deemed to be a CIIO, we would be required to follow cybersecurity review procedures. During such review, we may be required to suspend providing any existing or new services to our customers and/or experience other disruptions of our operations, and such review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources. As of the date of this prospectus, we have not been informed by any Protection Departments that we have been identified as a CIIO.
Furthermore, according to the Cybersecurity Review Measures, in addition to CIIOs, any “network platform operator” carrying out data processing activities that affect or may affect national security or “network platform operator” holding over one million users’ personal information and is going to list its securities “in a foreign country” should also be subject to the cybersecurity review. The relevant PRC governmental authorities may initiate a cybersecurity review if they determine certain network products, services, or data processing activities may affect national security. Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including among others, the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country, or the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled and maliciously used by overseas governments after being listed abroad. When providing services to our customers, we have access to certain data, including certain personal information and important data. As the Cybersecurity Review Measures are newly issued, we still face uncertainties how the measures may be enacted, interpreted or implemented and how they will affect us. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance or perceived non-compliance with the PRC Cybersecurity Law or related regulations may prevent us from using or providing certain network products and services, and may result in fines or other penalties such as making certain required rectification, suspending our related business, closing our website or taking down our operations and reputational damages or proceedings or actions against us by PRC regulatory authorities, customers or others, which may have a material adverse effect on our business, operation or financial conditions, as well as the trading price of ADSs. The CAC or other relevant authorities may also take actions requiring us or making it advisable for us, to halt operations before any potential future offerings. See also “— Risks Related to Doing Business in China — The approval or record filing of the CSRC, or other PRC government authorities may be required in connection with this offering and our future capital raising activities under the PRC laws”, and “— Risks Related to Doing Business in China — China’s Anti-Monopoly Law, M&A rules and certain other PRC laws and regulations also establish complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions in China.”
On November 14, 2021, the CAC commenced to publicly solicit comments on the Draft Regulations on MNDS, pursuant to which data processors shall apply for a cybersecurity review when carrying out certain specified types of activities. The Draft Regulations on MNDS provide the circumstances under which data processors shall apply for cybersecurity review, including, among others, when (i) merger, reorganization or spin-off of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. Furthermore, the Draft Regulations on MNDS stipulate that data processors who handle important data or are listed overseas shall conduct annual data security assessments on their own or by entrusting data security service agencies and submit the data security assessment reports to local cyberspace administration authorities by January 31 of the following year. As of the date of this prospectus, The Draft Regulations on MNDS have not been formally adopted. It is uncertain when the final regulation will be issued and take effect, how it will be enacted, interpreted and implemented, and whether or to what extent it will affect us. The scope of business operations and financing activities that are subject to such draft regulations and the implementation thereof is not yet clear. However, if the Draft Regulations on MNDS become effective in their current forms, we will be required to conduct annual data security assessments and comply with the relevant reporting obligations after listing overseas.
Laws and regulations regarding automobile data processors’ obligations to protect data security and privacy
On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which came into effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PRC Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before processing of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking; (ii) personal information handlers processing sensitive personal information shall notify individuals of the necessity of such processing and the influence on the individuals’ rights; and (iii) if personal information handlers reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court. Besides, the Provisions on MADS, which promulgated by CAC and certain other PRC regulatory authorities on August 16, 2021 and came into effect on October 1, 2021, reiterate that automobile data processors can process personal information and important data and further provides several specific requirements for such processing.
The Provisions on MADS clearly stipulate that (i) to carry out personal information processing activities, automobile data processors shall notify individuals of relevant information in a prominent manner, obtain personal consent or comply with laws and administrative regulations in other circumstances; (ii) for the processing of sensitive personal information, automobile data processor shall obtain separate consent from individuals, and meet specific requirements, including without limitation to process sensitive personal information for the purpose of enhancing driving safety; and (iii) automobile data processors shall collect biometric information only with sufficient necessity and for the purpose to enhance driving safety. Where the automobile data processors collect data containing images of people outside the vehicle and transmit the data out of the vehicle for the purpose of improving driving safety, such personal information shall be anonymized if it is not possible to obtain the consent of these people.
Furthermore, the Provisions on MADS define the term “important data” as any data that, once tampered with, sabotaged, leaked or illegally obtained or used, may lead to endangerment of national security or public interests, or infringement of the lawful rights and interests of an individual or organization, including the following data: (i) geographical information, flows of people or vehicles and other data in respect of any important sensitive area such as a military administrative zone, national defense science and technological development entity, or Party or government agency at or above the county level; (ii) traffic volume, logistics and other data that reflect performance of the economy; (iii) operating data of a vehicle charging network; (iv) video or image data collected outside of a vehicle, including human facial information, license plate information, etc.; (v) personal information of more than 100,000 data subjects; and (vi) other types of data that may endanger national security, public interests, or the lawful rights and interests of individual or organization as designated by the competent authorities. The Provisions on MADS require automobile data processors who process important data to: (i) store important data domestically and pass the security assessment organized by the CAC in conjunction with relevant authorities of the State Council if it’s necessary to provide such data outside of China due to business needs; (ii) perform risk assessment in accordance with the regulations and submit risk assessment reports to relevant authorities at provincial levels; and (iii) report annually to such authorities on automotive data security management. As there are still uncertainties in the interpretation and application of current regulations, such as the meaning of personal consent and the scope of “enhancing driving safety”, we cannot assure you that laws or regulations will not be interpreted or implemented in a way that negatively affects us. In addition to regulatory requirements, consumer attitudes towards data privacy are constantly evolving, and consumer concerns about our collection of their data may adversely affect our ability to access data and improve our technologies, products, and services.
We collect and process personal information of more than 100,000 data subjects, which may be broadly defined as important data under the Provisions on MADS, in our on-premises servers as well as in cloud storages. We store such personal information or important data in China and do not transfer any users’ personal information or important data outside of China. In addition, we have submitted the risk assessment reports of 2021 to relevant authorities at provincial levels.
Laws and regulations regarding the security assessment
On August 12, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, or the Access Administration Opinion, which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cyber security, software updates, function safety and intended function safety. Furthermore, the Access Administration Opinion stated that vehicles manufacturing enterprises shall conduct security assessment prior to transmitting data abroad.
On July 7, 2022, the CAC promulgated the Security Assessment Measures, which took effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a CIIO and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 100,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during PRC domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC. As of the date of this prospectus, we do not transfer any users’ personal information or important data outside of China.
However, as there are still regulatory uncertainties in this regard, we cannot assure you that we will be able to comply with new laws and regulations in all respects, and we may be ordered to rectify, suspend or terminate any actions or services that are deemed illegal by the regulatory authorities and become subject to material penalties, which may materially harm our business, financial condition, results of operations and prospects.
These promulgated laws and regulations reflect PRC government’s further attempts to strengthen the legal protection for the national network security, the security of key information infrastructure and the security of personal information protection. These and other similar legal and regulatory developments could lead to legal and economic uncertainty, affect how we design, market and sell solutions, how we operate our business, how our customers process and share data, how we process and use data, and how we transfer personal data from one jurisdiction to another, which could negatively impact demand for our solutions.

We may incur substantial costs to comply with such laws and regulations, to meet the demands of our customers relating to their own compliance with applicable laws and regulations, and to establish and maintain internal compliance policies.
Moreover, different regulatory bodies in China, including among others, the MIIT, the CAC and the Ministry of Public Security have enforced laws and regulations regarding cybersecurity, information security, privacy and data protection with various standards and applications.
We have established rigorous and comprehensive policies and other documentation for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with the applicable laws and regulations regarding cybersecurity, information security, privacy and data protection. However, we cannot guarantee the effectiveness of these policies and measures undertaken by us, our employees, vendors or other business partners. We may be from time to time required to rectify or further improve our measures regarding cybersecurity, information security, privacy and data protection. Any failure or perceived failure by us to comply with all applicable laws and regulations regarding cybersecurity, information security, privacy and data protection, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties, which may in turn damage our reputation, discourage our current and potential consumers and subject us to fines and damages, which could have a material adverse effect on our business and results of operations. In addition, it is possible that we may become subject to additional or new laws and regulations regarding cybersecurity, information security, privacy and data protection in other jurisdictions if we extend our business outside of the PRC in the future, which may result in additional expenses to us and subject us to potential liability and negative publicity. We expect that these areas will receive greater attention and focus from regulators, and attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges regarding cybersecurity, information security, privacy and data protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.
PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.
PRC residents are subject to restrictions and filing requirements when investing in offshore companies. The SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operations of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as change of shareholders of the special purpose vehicles, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.
We may not be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.
Any failure to comply with PRC regulations regarding our share incentive plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies due to their position as director, senior management or employees of the PRC subsidiaries of the overseas companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies before they obtain the incentive shares or exercise the share options. Our directors, executive officers and other employees who are PRC residents and who have been granted restricted shares, RSUs, other types of share incentive, or any combination thereof, may follow SAFE Circular 37 to apply for the foreign exchange registration before our company becomes an overseas listed company. After our company becomes an overseas listed company upon completion of this offering, we and our directors, executive officers and other employees who are PRC residents and who have been granted options will be subject to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, according to which, employees, directors, supervisors and other management members participating in any stock incentive plan of an overseas publicly listed company who are PRC residents are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We will make efforts to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit the ability to make payment under our share incentive plan or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our wholly-foreign owned enterprise in China and limit our wholly-foreign owned enterprise’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC law.
We and our shareholders face uncertainty with respect to indirect transfers of equity interests in or other assets attributed to PRC resident enterprises by non-PRC resident companies, or immovable properties located in China owned by non-Chinese companies.
On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7, which provided comprehensive guidelines relating to, and also heightened the PRC tax authorities’ scrutiny over, indirect transfers by a non-resident enterprise of PRC taxable assets. SAT Bulletin 7 redefines the applicable scope to expand the subject of the indirect share transfers to PRC taxable assets which includes equity investments in PRC resident enterprises, assets of a Chinese establishment and immovable properties in China. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of PRC taxable assets. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017, and was most recently amended on June 15, 2018. SAT Bulletin 37 amends certain provisions in SAT Bulletin 7, but does not touch upon other provisions of SAT Bulletin 7, which remain in full force. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.
Where a non-resident enterprise transfers taxable assets in China indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity whose equity is transferred, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include, without limitation: whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives directly or indirectly from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of the existence of the shareholders, business model and the organizational structure; the income tax payable abroad on the income from the indirect transfer of PRC taxable assets; the replicability of the transaction by direct transfer of PRC taxable assets; and the applicable tax treaties or similar arrangements to such indirect transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise, subject to available preferential tax treatment under applicable tax treaties or similar arrangements. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring and sales of the shares in our company or our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfers of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these bulletins, or to establish that our company should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.
Increases in labor costs and enforcement of stricter labor laws and regulations in China and our additional payments of statutory employee benefits may adversely affect our business and profitability.
The average wage in China has increased in recent years and is expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers, our profitability and results of operations may be materially and adversely affected. In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees.
Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our current employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. In addition, we may incur additional expenses in order to comply with such laws and regulations, which may adversely affect our business and profitability.
We are subject to restrictions on currency exchange.
All of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our PRC subsidiaries. Currently, our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, by complying with certain procedural requirements. However, we cannot assure you that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, the SAFE and other relevant PRC governmental authorities. Since a significant amount of our future revenue and cash flow will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize cash generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders, including holders of the ADSs, and may limit our ability to obtain foreign currency through debt or equity financing for our onshore subsidiaries.
Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Following the removal of the U.S. dollar peg, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
Most of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

We may use dividends and other distributions on equity paid by our principal operating subsidiaries to fund offshore cash and financing requirements. Any limitation on the ability of our PRC operating subsidiaries to make payments to us could have an adverse effect on our ability to conduct our business.
We are a holding company and may use dividends and other distributions on equity paid by our principal operating subsidiaries, for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. When our principal operating subsidiaries incur additional debt, the instruments governing the debt may restrict their ability to pay dividends or make other distributions or remittances to us. Furthermore, the laws, rules and regulations applicable to our PRC subsidiaries and certain other subsidiaries permit payments of dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with applicable accounting standards and regulations.
Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends, loans or advances. Certain of our subsidiaries did not have any retained earnings available for distribution in the form of dividends as of December 31, 2021. In addition, registered capital is also restricted from withdrawal in the PRC while the capital reserve accounts are prohibited from making up for losses. Furthermore, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.
We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.
Under the EIT Law and its implementing rules, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantial and overall management and control over the production and operations, personnel, accounting and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, which was most recently amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by foreign enterprises or individuals, the determining criteria set forth in Circular 82 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management and the management department is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions and minutes, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income. In such case, our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. In addition, our shareholders (including ADS holders) may be subject to PRC tax, as described in “— Dividends paid to our foreign investors and gains on the sale or other disposition of the ADSs or ordinary shares by our foreign investors may become subject to PRC tax”

below. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”
Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operation.
Our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, our subsidiary, Ningbo Viridi, is entitled to enjoy 15% preferential enterprise income tax from 2020 as it had been qualified as a “High New Technology Enterprise” under the EIT Law and related regulations. The discontinuation of any of the preferential income tax treatments that we currently enjoy could have a material and adverse effect on our results of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.
In addition, our PRC subsidiaries have received various financial subsidies from PRC local governmental authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local governmental authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.
Dividends paid to our foreign investors and gains on the sale or other disposition of the ADSs or ordinary shares by our foreign investors may become subject to PRC tax.
Under the Enterprise Income Tax Law and its implementation rules issued by the State Council, a 10% PRC withholding tax is applicable to dividends paid to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise (as discussed above under “— We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income”), dividends paid on our ordinary shares or ADSs, and any gain realized from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to individual investors who are non-PRC residents and any gain realized on the transfer of ADSs or ordinary shares by such investors may be subject to PRC tax (which in the case of dividends may be withheld at source) at a rate of 20%. Any PRC tax liability may be reduced by an applicable tax treaty or under applicable tax arrangements between jurisdictions. However, if we or any of our subsidiaries established outside China are considered a PRC resident enterprise, it is unclear whether holders of the ADSs or ordinary shares would be able to obtain the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends paid to our non-PRC investors, or gains from the transfer of the ADSs or ordinary shares by such investors, are deemed as income derived from sources within the PRC and thus are subject to PRC tax, the value of your investment in the ADSs or ordinary shares may decline significantly.
PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.
In utilizing the proceeds of this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries, which are treated as foreign-invested enterprises under PRC laws, through loans or capital contributions. However, loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE and capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings or registrations through enterprise registration system with competent governmental authorities in China.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or Circular 19, effective on June 1, 2015, and amended on December 30, 2019. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and Circular 16 could result in administrative penalties. Circular 19 and Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.
On October 23, 2019, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws.
In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use foreign currency, including the proceeds we received from this offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this prospectus may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.
The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct our operations mainly in China and our assets are mainly located in China. In addition, all of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China, based on United States or other foreign laws, against us, our directors, executive officers or the expert named in this prospectus. Therefore, you may not be able to enjoy the protection of such laws in an effective manner.
We conduct our operations mainly in China, and our assets are mainly located in China. In addition, a majority of our directors and executive officers reside within China. As a result, it may be difficult or impossible to effect service of process within the United States or elsewhere outside China upon us, our directors and executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you obtain a judgment against us, our directors, executive officers or the expert named in this prospectus in a U.S. court or other court outside China, you may not be able to enforce such judgment against us or them in China. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S. or other foreign laws against us, our directors, executive officers or the expert named in this prospectus. As a result, shareholder claims that are common in the United States, including class actions based on securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. While detailed interpretation of or implementation rules under Article 177 of the PRC Securities Law is not yet available, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by investors in protecting your interests. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that are intended to protect public investors.
Risks Related to the ADSs and This Offering
There has been no public market for our shares or the ADSs prior to this offering, and you may not be able to resell the ADSs at or above the price you paid, or at all.
Prior to this offering, there has been no public market for our shares or ADSs. We will apply for approval of the ADSs representing ordinary shares for listing on the [NYSE/Nasdaq]. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for the ADSs does not develop after this offering, the market price and liquidity of the ADSs will be materially and adversely affected.
Negotiations with the underwriters will determine the initial public offering price for the ADSs which may bear no relationship to their market price after the initial public offering. There can be no assurance that an active trading market for the ADSs will develop or that the market price of the ADSs will not decline below the initial public offering price.
The trading price of the ADSs may be volatile, which could result in substantial losses to you.
The trading prices of the ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed companies based in China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Chinese companies’ securities after their offerings, including technology companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, 2015 and the first quarter of 2020. In particular, concerns about the economic impact of the coronavirus outbreak have triggered significant price fluctuations in the U.S. stock market. All these fluctuations and incidents may have a material and adverse effect on the trading price of the ADSs.
In addition to the above factors, the price and trading volume of the ADSs may be highly volatile due to multiple factors, including the following:
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regulatory developments affecting us or our industry;

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announcements of studies and reports relating to the quality of our product offerings or those of our competitors;

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changes in the economic performance or market valuations of other providers of electric vehicles;

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actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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changes in financial estimates by securities research analysts;

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conditions in the BEV market in China;

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announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

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additions to or departures of our senior management;

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fluctuations of exchange rates between the Renminbi and the U.S. dollar;

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release or expiry of lock-up or other transfer restrictions on our issued shares or ADSs; and

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sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.
The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.
As our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.
If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$     per ADS (assuming no exercise of outstanding options to acquire ordinary shares and no exercise of the underwriters’ option to purchase additional ADSs), representing the difference between our pro forma net tangible book value per ADS of US$    , as of, 2021, after giving effect to this offering, and the assumed initial public offering price of US$     per ADS. In addition, you will experience further dilution to the extent that our ordinary shares are issued upon the vesting of the RSUs under our share incentive plan. Ordinary shares issuable under our share incentive plan may be issued at a purchase price on a per ADS basis that is less than the public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering [and the concurrent private placement to Geely Auto].
Because we do not expect to pay cash dividends in the foreseeable future after this offering, you may not receive any return on your investment unless you sell your ordinary shares or ADSs for a price greater than that which you paid for them.
We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. We do not expect to pay any cash dividends in the near future. See “Dividend Policy.” Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.
Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.
Sales of the ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline significantly. Upon completion of this offering [and the concurrent private placement to Geely Auto to effect its Assured Entitlement Distribution (assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in such concurrent private placement)], we will have      ordinary shares outstanding, including ordinary shares represented by ADSs newly issued in connection with this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. We[, our directors, executive officers, and existing shareholders] have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. All ADSs representing our ordinary shares sold in this offering are expected to be freely transferable by persons other than our “affiliates” without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. All of the other ordinary shares outstanding after this offering will be available for sale, upon the expiration of the lock-up periods described above, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of the ADSs could decline significantly. See “Shares Eligible for Future Sale — Lock-up Agreements.”
Certain major holders of our ordinary shares after completion of this offering will have the right to cause us to register under the Securities Act the sale of their shares, subject to the applicable lock-up periods in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of ADSs representing these registered shares in the public market could cause the price of the ADSs to decline significantly.
You, as holders of ADSs, may have fewer rights than holders of our ordinary shares and must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting will be [five] days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting materials to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but there can be no assurance that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.
Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.
Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs (including any such action or proceeding that may arise under the Securities Act or Exchange Act) may only be instituted in a state or federal court in New York, New York, and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you will be deemed to have agreed to be bound by the deposit agreement as amended, unless such amendment is found to be invalid under any applicable laws, including the federal securities law. See “Description of American Depositary Shares” for more information.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the distribution and sale of the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the distribution and sale of the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.
You may not receive cash dividends or other distributions if the depositary determines it is illegal or impractical to make them available to you.
The depositary will pay cash distribution on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends in the foreseeable future. See “Dividend Policy.” To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.
We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.
Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the [NYSE/Nasdaq], impose various requirements on the corporate governance practices of public companies.
We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
As a company with less than US$1.235 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected not to use the extended transition period for complying with any new or revised financial accounting standards. Once we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.
In the past, shareholders of a public company often brought securities class action suits against companies following periods of instability in the market price of those companies’ securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.
You may be subject to limitations on transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties.
In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Our second amended and restated memorandum and articles of association contain anti-takeover provisions that could discourage a third-party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by the ADSs, at a premium.
We have adopted the second amended and restated memorandum and articles of association to be effective immediately prior to the completion of this offering that contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected. In addition, our second amended and restated memorandum and articles of association contains other provisions that could limit the ability of third parties to acquire control of our company or cause us to engage in a transaction resulting in a change of control.
Our second amended and restated articles of association provide that the courts of the Cayman Islands and the U.S. federal courts will be the exclusive forums for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.
Our second amended and restated articles of association that will become effective immediately prior to the completion of this offering provide that, unless otherwise agreed by us, (i) the federal courts of the United States shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim arising under the provisions of the Securities Act or the Exchange Act, which are referred to as the “US Actions;” and (ii) save for such US Actions, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim whether arising out of or in connection with our articles of association or otherwise, including without limitation:
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any derivative action or proceeding brought on behalf of our company;

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any action asserting a claim of breach of a fiduciary duty owed by any of our director, officer or other employee to our company or our shareholders;

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any action asserting a claim under any provision of the Companies Act (Revised) of the Cayman Islands or our articles of association; or

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any action asserting a claim against our company which if brought in the United States would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States).

These exclusive-forum provisions may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other security, such as the ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in our seventh amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have an adverse effect on our business and financial performance.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs provides that, to the extent permitted by law, holders of the ADSs waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement, including any claim under U.S. federal securities laws.

However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.
If we or the depositary oppose a jury trial demand based on the above-mentioned jury trial waiver, the court will determine whether the waiver is enforceable in the facts and circumstances of that case in accordance with applicable case law. The deposit agreement governing the ADSs provides that, (i) the deposit agreement and the ADSs will be interpreted in accordance with the laws of the State of New York, and (ii) as an owner of ADSs, you irrevocably agree that any legal action arising out of the deposit agreement and the ADSs involving us or the depositary may only be instituted in a state or federal court in the city of New York. While to our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York by a federal or state court in the City of New York. In determining whether to enforce a jury trial waiver provision, New York courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim, none of which we believe are applicable in the case of the deposit agreement or the ADSs. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims and the venue of the hearing.
Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands and the common law of the Cayman Islands.
The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors will have discretion under the second amended and restated memorandum and articles of association, which are both expected to be effective immediately prior to completion of this offering, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (as revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the [NYSE/Nasdaq]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.
We will be a “controlled company” under the applicable rules of the [NYSE/Nasdaq] and, as a result, will rely on exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.
Upon the completion of this offering, we will be a “controlled company” as defined under the [NYSE Listed Company Manual/Nasdaq Listing Rules]. For so long as we remain a controlled company, we may rely on exemptions from certain corporate governance rules, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the compensation of our officers be determined or recommended to our board of directors by a compensation committee that is comprised solely of independent directors, and (iii) the requirement that director nominees be selected or recommended to the board of directors by a majority of independent directors or a nominating committee comprised solely of independent directors. Currently, we do not plan to utilize the exemptions available for controlled companies after we complete this offering, but will rely on the exemption available for foreign private issuers to follow our home country governance practices instead. See “— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.” If we cease to be a foreign private issuer or if we cannot rely on the home country governance practice exemption for any reason, we may decide to invoke the exemptions available for a controlled company as long as we remain a controlled company. As a result, you will not have the same protection afforded to shareholders of companies that are subject to all the [NYSE/Nasdaq] corporate governance requirements.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or ordinary shares.
In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the conduct of an active business and meet certain requirements). Cash is generally a passive asset for these purposes. Goodwill is treated as an active asset to the extent associated with business activities that produce active income.
Based on the current and expected composition of our income and assets and the estimated value of our assets, including goodwill (which is based, in part, on the expected price of the ADSs in this offering), we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. The composition of our assets and income may be affected by how, and how quickly, we use our cash (including the cash raised in this offering). In addition, the value of our goodwill may be determined, in part, by reference to the market price of the ADSs from time to time, which could be volatile. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we are a PFIC for any taxable year during which a U.S. investor holds ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Taxation — Material U.S. Federal Income Tax Considerations —  Passive Foreign Investment Company Rules.”
As a company with limited liability incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the [NYSE/Nasdaq] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the [NYSE/Nasdaq] corporate governance listing standards.
We are a company incorporated in the Cayman Islands, and we have applied for listing of the ADSs on the [NYSE/Nasdaq]. The [NYSE/Nasdaq] market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [NYSE/Nasdaq] corporate governance listing standards.
Among other things, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors; (iii) have a minimum of three members on the audit committee; (iv) obtain shareholders’ approval for issuance of securities in certain situations; or (v) have regularly scheduled executive sessions with only independent directors each year.
We intend to rely on the first four exemptions described above. As a result, you may not be provided with the benefits of certain corporate governance requirements of the [NYSE/Nasdaq].

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “will,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.
Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under “Risk Factors”. These risks and uncertainties include factors relating to:
•
general economic, political, demographic and business conditions in China and globally;

•
our ability to implement our growth strategy;

•
the success of operating initiatives, including advertising and promotional efforts and new product development by us and our competitors;

•
our ability to develop and apply our technologies to support and expand our product offerings;

•
the expected growth of the NEV industry in China;

•
the trends in, and size of, China’s BEV market;

•
competition in the industry that we operate in China;

•
changes in government policies and regulation relating to the industry in which we operate;

•
other factors that may affect our financial condition, liquidity and results of operations; and

•
other risk factors discussed under “Risk Factors.”

In light of the significant uncertainties in these forward-looking statements, you should not regard these statement as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.
This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The NEV industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of the NEV industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement.

USE OF PROCEEDS
We expect to receive estimated net proceeds from this offering of approximately US$       million, or approximately US$       million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us. [We also expect to receive estimated net proceeds from the concurrent private placement to Geely Auto to effect its Assured Entitlement Distribution of approximately US$       million, assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in such concurrent private placement.] A US$1.00 increase (decrease) in the assumed initial public offering price of US$       per ADS would increase (decrease) the net proceeds to us from this offering by US$       million, assuming the underwriters do not exercise their option to purchase additional ADSs and the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
We intend to use the net proceeds from this offering for the following purposes:
•
approximately [45]%, or US$      million, for [the development of more advanced BEV technologies, as well as expansion of product portfolio];

•
approximately [45]%, or US$      million, for [selling and marketing, and expansion of our service and charging network]; and

•
approximately [10]%, or US$      million, for [general corporate purposes, including working capital needs, to support our business operations and growth].

The foregoing represents our current intentions based upon our present plans and business conditions to use the net proceeds of this offering and the concurrent private placement. Our management, however, will have significant flexibility and discretion to apply the net proceeds. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering and concurrent private placement, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries.”
To the extent that the net proceeds we receive from this offering are not immediately applied for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits.

DIVIDEND POLICY
We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation — Regulation s Related to Foreign Exchange Registration of Overseas Investment by PRC Residents.”
Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION
The table below sets forth our capitalization as of September 30, 2022:
•
on an actual basis;

•
on a pro forma basis to give effect to the automatic conversion of all of the issued and outstanding preferred shares on a one-for-one basis into ordinary shares immediately prior to the completion of this offering; and

•
on a pro forma as adjusted basis to give effect to (i) the automatic conversion of all of the issued and outstanding preferred shares on a one-for-one basis into ordinary shares immediately prior to the completion of this offering, (ii) the issuance and sale of           ordinary shares in this offering, and the receipt of approximately US$      million in estimated net proceeds, considering an offering price of US$      per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom, [and (iii) the issuance and sale of           ordinary shares to Geely Auto assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in a concurrent private placement to effect its Assured Entitlement Distribution,] which number of shares has been calculated based on an assumed initial public offering price of US$      per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus.

You should read this table together with our combined and consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of September 30, 2022
	Actual		Pro Forma		Pro Forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0002 par value; 4,873,529,415 shares authorized, 2,000,000,000 shares issued and outstanding on an actual basis; 2,126,470,585 issued and outstanding on a pro forma basis; or a pro forma as adjusted basis)	2,584	363	2,746	386
Series Pre-A preferred shares (US$0.0002 par value; 126,470,585 shares authorized, 126,470,585 shares issued and outstanding on an actual basis; and nil outstanding on a pro forma and a pro forma as adjusted basis)	162	23	—	—
Additional paid-in capital	5,672,006	797,358	5,672,006	797,358
Accumulated other comprehensive loss	(38,698)	(5,440)	(38,698)	(5,440)
Accumulated deficit	(10,063,878)	(1,414,758)	(10,063,878)	(1,414,758)
Non-controlling interest	753,102	105,870	753,102	105,870
Total shareholders’ deficit	(3,674,722)	(516,584)	(3,674,722)	(516,584)
Total capitalization	(10,646,764)	(1,496,699)	(10,646,764)	(1,496,699)

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, accumulated deficit, accumulated other comprehensive loss, total shareholder’s deficit and total capitalization following the completion of this offering and the concurrent private placement to Geely Auto to effect its Assured Entitlement Distribution (assuming Geely Auto full subscription of the ordinary shares to be issued by us in such concurrent private placement) are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION
If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
Our net tangible book value as of September 30, 2022 was approximately US$     million, or US$     per ordinary share and US$      per ADS. Net tangible book value represents the amount of our total combined and consolidated tangible assets, less the amount of our total combined and consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary share.
Without taking into account any other changes in such net tangible book value after September 30, 2022, other than to give effect to (i) the conversion of all of our preferred shares into ordinary shares on a one-to-one basis which will occur automatically immediately prior to the completion of this offering, (ii) our issuance and sale of ordinary shares represented by the           ADSs offered in this offering at an assumed initial public offering price of US$      per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, [and (iii) issuance and sale of            ordinary shares to Geely Auto assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in a concurrent private placement to Geely Auto to effect its Assured Entitlement Distribution,] which number of shares has been calculated based on an assumed initial public offering price of US$      per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, our pro forma as adjusted net tangible book value as of September 30, 2022 would have been approximately US$       million, or US$       per ordinary share and US$       per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$       per ordinary share, or US$       per ADS, to purchasers of ADSs in this offering. The following table illustrates such dilution:
Initial public offering price per ordinary share	US$
Net tangible book value per ordinary share as of September 30, 2022	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding Series Pre-A preferred shares	US$

Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding Series Pre-A preferred shares, this offering [and the concurrent private placement to Geely Auto to effect its Assured Entitlement Distribution]
US$
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$
The pro forma information discussed above is illustrative only.
The following table summarizes, on a pro forma basis as of September 30, 2022, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering [and the concurrent private placement to Geely Auto to effect its Assured Entitlement Distribution], the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$      per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include the ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters. [For the purpose of calculating the numbers in the following table, Geely Auto is deemed a new investor with respect to the ordinary shares to be purchased by it in the concurrent private placement to effect its Assured Entitlement Distribution.]

	Ordinary shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
Amount (in thousands of US$)
	Number	Percent		Percent	US$	US$
Existing shareholders
New investors
Total

ENFORCEABILITY OF CIVIL LIABILITIES
Cayman Islands
We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:
•
political and economic stability;

•
an effective judicial system;

•
a favorable tax system;

•
the absence of exchange control or currency restrictions; and

•
the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:
•
the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•
Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
Substantial majority of our operations are conducted in China, and a majority of our assets are located in China. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
We have appointed          as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.
Ogier, our counsel as to Cayman Islands law, and King & Wood Mallesons, our counsel as to PRC law, MAQS Advokatbyrå, our counsel as to Swedish law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands, China and Sweden, respectively, would:
•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Ogier has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.
PRC
We have been advised by King & Wood Mallesons, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would (1) recognize or enforce judgments of United States courts or Cayman courts obtained against us or our directors or officers predicated upon the civil liability provisions of the United States federal and state securities laws; or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the United States federal and state securities laws. King & Wood Mallesons has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties or similar arrangements between China and the jurisdiction where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties and only limited reciprocity arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law and other relevant laws, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or ordinary shares.
Sweden
CEVT, one of our subsidiaries, is a stock corporation incorporated under the laws of the Kingdom of Sweden. All or a substantial portion of the assets of CEVT are located outside the United States. It may not be possible for investors to effect service of process within the United States upon CEVT with respect to matters arising under the U.S. federal securities laws or to enforce against it judgments obtained in U.S. courts predicated upon the civil liability provisions of such laws. The United States and Sweden do not have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Furthermore, (i) there is doubt whether an original action could be brought in Sweden against CEVT predicated solely upon the provisions of the U.S. federal securities laws; and (ii) actions for enforcement of judgments of U.S. courts against CEVT are not enforceable in Sweden, either by treaty or in practice, but are accepted on an evidential basis in a Swedish legal action.

OUR HISTORY AND CORPORATE STRUCTURE
Our Corporate History
We began as a business unit within Geely Auto in October 2017. We conduct our business primarily through the following entities: (i) ZEEKR Automobile (Shanghai) Co., Ltd. (“ZEEKR Shanghai”), (ii) ZEEKR Automobile (Ningbo Hangzhou Bay New Zone) Co., Ltd. (“ZEEKR Hangzhou Bay”), (iii) Viridi E-Mobility Technology (Ningbo) Co., Ltd. (“Ningbo Viridi”) and (iv) China-Euro Vehicle Technology Aktiebolag (“CEVT”).
Under the leadership of our co-founders, Mr. Shufu Li, Mr. Conghui An, Mr. Donghui Li and Mr. Shengyue Gui, we incorporated ZEEKR Intelligent Technology as an exempted company with limited liability in March 2021 under the law of the Cayman Islands to act as our holding company.
In April 2021, ZEEKR Innovation, currently a wholly-owned subsidiary of ZEEKR Intelligent Technology, was incorporated under the laws of British Virgin Islands. In the same period, ZEEKR Technology, currently a wholly-owned subsidiary of ZEEKR Innovation, was incorporated under the laws of Hong Kong.
In April 2021, we announced the launch of our first BEV model, ZEEKR 001, and started delivery from October 2021.
In July 2021, ZEEKR Shanghai acquired 100% equity interest in ZEEKR Hangzhou Bay from Geely Holding.
In July 2021, Zhejiang ZEEKR was incorporated in the PRC, and is currently a wholly-owned subsidiary of ZEEKR Technology.
In August 2021, we acquired 100% equity interest in ZEEKR Shanghai (99% from Geely Auto and 1% from Geely Holding).
In October 2021, we acquired 51% equity interest in Ningbo Viridi, which was previously wholly-owned by Geely Holding.
In February 2022, we acquired 100% equity interest in CEVT from Geely Holding. We currently hold 100% equity interest in CEVT through Zhejiang ZEEKR.
In November 2022, we launched our second BEV model, ZEEKR 009, and expect to start delivery in the first quarter of 2023.
As of November 30, 2022, we have delivered a culmulative 66,611 units of ZEEKR 001, which is among the fastest delivery in the premium BEV market in China from October 2021 to November 2022, according to Frost & Sullivan.

Our Corporate Structure
The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus. Certain entities that are immaterial to our results of operations, business and financial condition are omitted.

(1)
CEVT was founded in 2013 in Sweden as an indirect subsidiary of Geely Holding as an innovation center engaging in the R&D of software systems, modular and virtual engineering for NEV. It offers its services to several auto brands under Geely Holding. In July 2021, we entered into an acquisition agreement with Zhejiang Geely, a subsidiary of Geely Holding, pursuant to which we agreed to acquire 100% equity interests in CEVT from Zhejiang Geely. Upon the completion of this acquisition on February 1, 2022, CEVT became our wholly-owned subsidiary. CEVT started to generate revenue since July 2013.

(2)
In July 2021, ZEEKR Automobile (Shanghai) Co., Ltd., or ZEEKR Shanghai, acquired 100% equity interest in ZEEKR Automobile (Ningbo Hangzhou Bay New Zone) Co., Ltd., or ZEEKR Hangzhou Bay, from Geely Holding. In August 2021, we acquired 100% equity interest in ZEEKR Shanghai (99% from Geely Auto and 1% from Geely Holding).

(3)
Ningbo Viridi was founded in 2017 as an indirect wholly-owned subsidiary of Geely Holding and is engaged in the R&D and production of key NEV components including electric powertrains and battery packs. In July 2021, we entered into a share purchase agreement with Ningbo Viridi and Zhejiang Jichuang Automobile Parts Co., Ltd., pursuant to which we agreed to subscribe 51% equity interest in Ningbo Viridi. In October 2021, the acquisition was completed. Currently, Ningbo Viridi is owned as to 51% by us and 49% by Geely Holding. Ningbo Viridi started to generate revenue since March 2019.

Cash is transferred among ZEEKR Intelligent Technology, our British Virgin Island subsidiary, ZEEKR Innovation, our Hong Kong subsidiary, ZEEKR Technology, and our Chinese subsidiaries, in the following manner: (i) funds and offering proceeds from ZEEKR Intelligent Technology are transferred to ZEEKR Technology through ZEEKR Innovation, and subsequently to our Chinese subsidiaries through Zhejiang ZEEKR, the wholly-owned subsidiary of ZEEKR Technology, in the form of capital contributions or shareholder loans, as the case may be; (ii) dividends or other distributions may be paid by our Chinese subsidiaries through Zhejiang ZEEKR, which will transfer the dividends or other distributions to ZEEKR Technology; and (iii) payments may be paid by our Chinese subsidiaries to CEVT for research and development services provided. ZEEKR Technology will then transfer the dividends or other distributions to ZEEKR Innovation, which will then transfer the dividends or other distributions to ZEEKR Intelligent Technology. Finally the dividends or other distributions can be distributed by ZEEKR Intelligent Technology to its shareholders, whether they are in the United States or elsewhere. Subject to the satisfaction of relevant statutory conditions and procedures under applicable PRC laws and regulations, cash can be transferred between Zhejiang ZEEKR and its Chinese subsidiaries and CEVT. In 2020, 2021 and the nine months ended September 30, 2022, ZEEKR Intelligent Technology transferred (i) nil, US$281.2 million (RMB2,000.0 million) and US$357.1 million (RMB2,540.0 million), respectively, to its Chinese subsidiaries as investments through ZEEKR Innovation and ZEEKR Technology. During the same periods, ZEEKR Intelligent Technology transferred (i) nil, nil and US$90.0 million (RMB640.2 million), respectively, to CEVT as borrowings and (ii) nil, nil and SEK587 million, respectively, to CEVT for research and development services provided. Save for the dividends made by ZEEKR Automobile (Shanghai) Co., Ltd. to Geely Group before we acquired it, none of our Chinese subsidiaries have issued any dividends or distributions to their respective holding companies or any investors as of the date of this prospectus.
Hong Kong Stock Exchange Matters of Geely Auto
Under Practice Note 15 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited, this offering is deemed a “spin-off” transaction by Geely Auto for which Geely Auto requires approval by the Hong Kong Stock Exchange. The Hong Kong Stock Exchange has confirmed that Geely Auto may proceed with the “spin-off” transaction. Pursuant to Practice Note 15, Geely Auto must make available to its shareholders an “assured entitlement” to a certain portion of our ordinary shares.
As our ordinary shares are not expected to be listed on any stock exchange, Geely Auto intends to effect its Assured Entitlement Distribution by providing to its shareholders a “distribution in specie,” or distribution of the ADSs in kind, at a ratio of one ADS for certain number of ordinary shares of Geely Auto held at the applicable record date for the distribution. The distribution will be made without any consideration being paid by Geely Auto’s shareholders. Geely Auto’s shareholders who are entitled to fractional ADSs, who elect to receive cash in lieu of ADSs and who are located in the United States or are U.S. persons, or are otherwise ineligible holders, will only receive cash in the Assured Entitlement Distribution.
[Geely Auto has agreed, concurrently with, and subject to, the completion of this offering, to purchase from us a certain number of ordinary shares with an aggregate value of up to HK$       million (US$       million) at the public offering price per share for distribution to its eligible shareholders, which is the public offering price per ADS divided by the number of ordinary shares represented by one ADS.] The Assured Entitlement Distribution will only be made if this offering is completed and will not involve an underwriter. The distribution in specie of ADSs by Geely Auto is not part of this offering. Each of Geely Auto and us will bear all expenses incurred by itself in connection with such [concurrent private placement and the] Assured Entitlement Distribution. We do not expect that any proceeds from this offering will be used to pay for or facilitate the Assured Entitlement Distribution.

OUR RELATIONSHIP WITH GEELY GROUP
Geely Auto is a leading Chinese automobile company. Geely Auto has been our controlling shareholder since our incorporation in 2021, and will continue to control us upon the completion of this offering. Geely Holding is a controlling shareholder of Geely Auto and we also enjoy significant business synergies with Geely Group, as evidenced by our cooperation in research and development, and production and delivery of BEVs, as well as after-sales service network.
Following our establishment on March 31, 2021, we operate separately from Geely Auto and will continue to independently grow our business after we become a public company. Historically, Geely Group has provided us with technology, infrastructure and financial support. For instance, on April 15, 2022, we entered into a 10-year loan agreement with Zhejiang Geely Automobile Manufacturing Co., Ltd. in the total principal amount of RMB9.7 billion to supplement our working capital. However, our relationship with Geely Group may subject us to various risks, including potential conflicts of interest that may arise between Geely Group and us in a number of areas. For more information about such risks, see “Risk Factors — Risks Related to Our Relationship with Geely Group.”
Upon the completion of this offering [and assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in the concurrent private placement to effect its Assured Entitlement Distribution], Geely Auto will have    % of the total voting power of our outstanding ordinary shares, assuming the underwriters do not exercise the over-allotment option. As a result, we will be a “controlled company” under the applicable rules of the [NYSE/Nasdaq]. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including, among others, (i) an exemption from the rule that a majority of our board of directors must be independent directors, (ii) an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors and (iii) an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.
The agreements described below are the material agreements between us and Geely Group, providing us with significant business synergies. See “Related-Party Transactions” for more information about our transactions with Geely Group.
Cooperation Framework Agreement
In January 2022, we entered into a cooperation framework agreement in relation to BEV development and manufacturing with Geely Holding.
Under the cooperation framework agreement, we are responsible for: (i) supervising vehicle development with respect to production target, costs, project progress, and quality control, (ii) implementing supply chain management, such as supplier selection, product pricing, business negotiation and order processing, (iii) promoting vehicle sales and (iv) conducting research and development. On the other hand, Geely Holding is responsible for: (i)  vehicle manufacturing, (ii) obtaining vehicle inspection certificate according to pre-agreed standards, (iii) applying for and obtaining filings, applications, certifications and announcements as required by applicable laws and regulations for vehicle models, and (iv) providing and maintaining a high-quality manufacture base with top-tiered production and management level. We will purchase vehicles from Geely Holding at a price made up of purchase cost of direct materials and a pre-agreed markup.
The cooperation framework agreement provides a minimum annual production capacity that Geely Holding is required to satisfy, based on our proposal, and we have to bear the costs if the actual production is lower than the specified minimum production capacity. The cooperation framework agreement can be terminated if any of the parties becomes insolvent, bankrupt or has a change of control. It can also be terminated by consents of parties, or if any of the parties fails to carry out the obligations under the agreement in a timely manner.
Trademarks License Agreement
In July 2021, we entered into a trademarks license agreement with Geely Holding. Under the trademarks license agreement, Geely Holding agrees to grant us free, sublicensable and exclusive license of certain trademarks, such as “ZEEKR”. According to the trademarks license agreement, we bear the costs for maintaining the trademarks licensed to us thereunder. In July 2022, we and Geely Holding entered into a supplemental agreement to the trademarks license agreement, in which we and Geely Holding agreed to update the scope of the licensed trademarks. The term of license for each trademark is identical with the term of effectiveness of such trademark.
The trademarks license agreement can be terminated if, among other things, (i) there is a change of control upon Zhejiang ZEEKR, (ii) Geely Holding or its associates cease to have any equity interests in Zhejiang ZEEKR, or (iii) such termination is otherwise required by applicable laws and regulation.
Sustainable Experience Architecture License Agreement
In August 2021, we entered into the Sustainable Experience Architecture License Agreement with Geely Holding. Pursuant to the Sustainable Experience Architecture Agreement, Geely Holding grants to us perpetual, fully paid-up, non-exclusive, non-transferable, non-sublicensable (except for sub-licensing to our related parties), irrevocable and worldwide license to use SEA and related technologies in developing, manufacturing, assembling, selling and maintaining BEV models.
The Sustainable Experience Architecture License Agreement will remain in effect until it is terminated upon (i) material breach of either party, (ii) our failure to pay the royalty fees within a pre-agreed period and (iii) the bankruptcy of either party.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Summary Combined and Consolidated Financial Data and Operating Data” and our Combined and Consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

OVERVIEW
We are a fast-growing BEV technology company. Through developing and offering next-generation premium BEVs and technology-driven solutions, we aspire to lead the electrification, intelligentization and innovation of the automobile industry. Since our inception, we have focused on innovation and technological advancement in BEV architecture, hardware, software, and application of new technologies. Our efforts are backed by our strong in-house R&D capabilities, high operational flexibility, and flat, efficient organization structure. Together, these features enable fast product development, launch and iteration, and a series of customer-oriented products and go-to-market strategies.
As a testament to the popularity of our products and our capabilities, we have achieved a total delivery of 10,000 units of ZEEKR 001 in less than four months after the initial delivery, which, according to Frost & Sullivan, sets a new record among the major mid- to high-end NEV models and premium BEV models in China. In October 2022, we delivered 10,119 units of ZEEKR 001 to the market, making it the first pure-electric premium vehicle model manufactured by a Chinese BEV brand with over 10,000 units of single-month delivery volume, according to Frost & Sullivan. We have delivered a cumulative 66,611 units of ZEEKR 001 as of November 30, 2022, which is among the fastest delivery in the premium BEV market in China from October 2021 to November 2022, according to Frost & Sullivan.
Our total revenue from vehicle sales amounted to RMB1,544.3 million and RMB10,820.2 million (US$1,521.1 million) in 2021 and the nine months ended September 30, 2022, respectively, with a gross profit margin of 1.8% and 4.6%, respectively. In addition to vehicle sales, we generated revenues from BEV-related research and development and sales of batteries and other components. Our total revenue amounted to RMB6,527.5 million and RMB18,467.5 million (US$2,596.1 million) in 2021 and the nine months ended September 30, 2022, respectively, with a gross profit margin of 15.9% and 8.4%, respectively.
GENERAL FACTORS AFFECTING OUR RESULTS OF OPERATIONS
The demand for our BEVs is primarily affected by the following general factors;
•
The growth of China’s and global passenger vehicle market, especially the premium segment;

•
Penetration rate of BEVs in China and across the globe, which is further affected by the following factors relating to BEVs, among others, (i) overall production costs and ownership costs, (ii) functionality, performance and user experience, (iii) development of technology and level of intelligentization on BEV, and (iv) coverage of charging network;

•
Laws, regulations, and government policies for BEVs and smart technology functions, including subsidies for BEV purchases, government grants for BEV manufacturers, as well as infrastructure support on expansion of charging network;

•
Macro factors that influence material costs, manufacturing costs, delivery expense and normal operations associated with BEV manufacturers, including but not limited to the COVID-19 pandemic or geopolitical tensions;

•
Supply of key components, primarily including chips and batteries used on BEVs; and

•
The customers’ acceptance of new technologies and brands.

Changes in any of these general industry conditions could affect our business and results of operations.
SPECIFIC FACTORS AFFECTING OUR RESULTS OF OPERATIONS
Besides the general factors affecting China’s BEV market, our business and results of operations are also affected by company specific factors, including the following major factors.
Competitiveness and continued expansion of our BEV portfolio
The development and sales of BEVs is our business focus and contribute to an increasing portion of our revenue since the launch of ZEEKR 001, our first mass-produced BEV model. In November 2022, we launched our second vehicle model, ZEEKR 009, and expect to deliver ZEEKR 009 to our customers in the first quarter of 2023. Going forward, we target to roll out an expanded product portfolio, including but not limited to sedans, SUVs and robotaxis, to meet various customer demands and preferences. Meanwhile, we and Waymo are collaborating on the development of a purpose-built TaaS SEA-M variant which will be deployed within the Waymo One ride-hailing fleet in the coming years.
Our ability to ramp up production and achieve delivery targets
Our results of business operations and financial performance heavily rely on the sales and delivery of our electric vehicles. Hence, it is critical for us to continuously ramp up vehicle production and meet delivery targets. We conduct the production of ZEEKR 001 and ZEEKR 009 in ZEEKR Factory where we take a lean production approach and determine our production target by closely monitoring the actual ordering requirements from customers. In addition, we take a comprehensive and strict management over the quality control to enhance the production efficiency and ensure our delivery targets are met in a timely manner. Furthermore, by leveraging our synergies with Geely Group, we work closely with our supply chain partners to ensure the prompt delivery of raw materials used in our production to avoid delays in manufacturing process. We have built and will continue to expand a robust sales and service network across China, by which we complete the vehicle delivery process smoothly and efficiently. During the COVID-19 pandemic, especially the outbreak of the Omicron variant in the first half of 2022, our production and delivery experienced temporary delay. For details, see “— Impact of COVID-19 on Our Operations and Financial Performance.”
Our ability to effectively grow customer base and attract orders by impactful branding and marketing
Our customer base directly affects the sales volume of our BEVs, which is a key contributor to our financial performance and profitability. Therefore, our sustainable growth in the long term is significantly dependent upon the growth of our sales network and our customer base.
We primarily increase our customer base by offering superior user experience through our BEVs featuring comfort, pleasure and technology. By doing so, we believe we can achieve distinct brand recognition and best-in-class word-of-mouth marketing in a cost-efficient manner. We also rely on our sales and service network to reach to a wide range of audience, which mainly includes direct stores, delivery centers and various online marketing channels. Through our online and offline customer touch points, we stay close with our existing and prospective customers to understand their needs and preferences, enabling us to continuously offer and upgrade competitive products and features. Through our ZEEKR APP, we have developed a vibrant and engaged customer community, which effectively increases our customer stickiness and loyalty.
Our investments in technology and talents
Our business success and rapid growth are largely attributable to a strong in-house R&D capabilities, including but not limited to our E-platform, advanced E/E Architecture, proprietary ZEEKR OS, as well as FOTA capabilities and autonomous driving solutions. For details, see “Business — Research and Development.”
These technological strengths help us differentiate our products from those of our peers, and allow us to continuously innovate in a highly competitive industry. Therefore, we have made and will continue to make significant investments into our research and development. We plan to launch next-generation driving technologies through in-house research and development and our collaboration with industry-leading partners. For instance, we plan to work with our strategic partners in the field of autonomous driving technologies. For details, see “Business — Collaboration and Strategic Partnerships — Our Partnership with Third Parties.” In addition, we will further strengthen our research and development to advance the development of battery packs and battery management systems in Ningbo Viridi, as well as the autonomous driving technologies in CEVT.
Our ability to improve operating efficiency
We will keep improving our operating efficiency in all of the key aspects of our business operations, such as research and development, supply chain management, production and sales and marketing. By deepening our R&D capabilities, especially by leveraging SEA, we expect to integrate and streamline the development of various vehicle models rapidly and efficiently. Going forward, we will keep building a diverse and stable supply chain to maintain competitive pricing terms. By working with Geely Group, we intend to continuously strengthen our production capabilities and expand our sales and marketing network cost-efficiently. For details, see “Business — Our Growth Strategies — Continue to strengthen our agile development capability and operation efficiency” and “Business — Our Growth Strategies — Continue to expand sales and service network and enhance customer engagement.”
SEGMENT REPORTING
We use the management approach to determine operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker for making decisions, allocating resources and assessing performance. We have identified our chief executive officer as our chief operating decision maker, since he reviews consolidated and segment results when making decisions about allocating resources and assessing performance for us. We report our financial performance, including revenue and segment profit, based on below three segments:
•
ZEEKR Segment:   Consists of operations and distribution of vehicles located in PRC, and certain electric vehicle research and development services that primarily operated within PRC.

•
Viridi Segment:   Consists of the batteries and other components manufacturing operations located in PRC, with batteries and other component distributed to Europe and PRC. Viridi segment also provides research and development services on batteries within PRC.

•
CEVT Segment:   Consists of research and development operation located in Sweden, with service delivered primarily to related parties in China.

We evaluate the performance of our reportable segments based on net revenues and segment profits. Net revenues for each segment are generally based on sale of vehicles, batteries and deliver of research and development services, as applicable. Segment profit for each segment includes net revenues, net of related cost of revenues directly attributable to the segment.
IMPACT OF COVID-19 ON OUR OPERATIONS AND FINANCIAL PERFORMANCE
The COVID-19 pandemic has negatively impacted our business operations and financial performance. In particular, as the Omicron variant of COVID-19 surged across China and globally through the first half of 2022, we have experienced occasional delays, interruption, suspension and temporary closure for our production, delivery, sales and marketing, R&D efforts and supply chain due to travel, workplace or social restrictions.
•
In response to the pandemic control policies imposed by local governments, vehicle production in ZEEKR Factory was temporarily suspended in early 2022.

•
In the beginning of 2022, we temporarily closed the retail stores and delivery centers in Shanghai, Shenzhen and Xi’an to comply with local city-wide lockdowns. Our vehicle delivery, marketing and the expansion of retail stores had been adversely affected. In January, February, and March 2022, our vehicle delivery were 3,530 units, 2,916 units and 1,795 units, respectively.

•
Due to travel difficulties worldwide, we had to suspend the usual face-to-face interaction and testing with Sweden-based R&D talents in CEVT, which adversely affected our R&D efficiency.

•
In early 2022, the Omicron variants outbreak across Eastern China also negatively affected the supply of certain raw materials for our production and the delivery of certain auto parts.

Due to our advanced planning and effective supply chain management, we have not experienced significant disruptions to our supply chain or significant increases in our costs as a result of the COVID-19 pandemic. However, uncertainties remain as to whether and to what extent the market demand and the BEV supply chain will be affected by the COVID-19 pandemic in the future. In light of the uncertainties in the global market and economic conditions due to the COVID-19 pandemic, we will continue to evaluate the nature and extent of the impact of the pandemic to our financial condition and liquidity. See also “Risk Factors — Risks Related to Our Business and Industry — The COVID-19 outbreak has adversely affected, and may continue to adversely affect, our results of operations.”
KEY COMPONENTS OF RESULTS OF OPERATIONS
Revenues
The following table sets forth a breakdown of our revenues, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.
	Years Ended December 31,					Nine Months Ended September 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Revenues
Vehicle sales	—	—	1,544,320	217,097	23.7	—	—	10,820,199	1,521,079	58.6
Sales of batteries and other components	376,317	11.8	2,128,193	299,177	32.6	1,134,866	36.1	6,655,079	935,556	36.0
Research and development services	2,808,748	88.2	2,855,005	401,350	43.7	2,012,634	63.9	992,231	139,486	5.4
Total	3,185,065	100.0	6,527,518	917,624	100.0	3,147,500	100.0	18,467,509	2,596,121	100.0
We generate revenues from the following business activities.
•
Vehicle sales.   We derive revenues from (i) the sales of our electric vehicles, which currently consists of ZEEKR 001; and (ii) a number of products and services provided as a complementary package of vehicle sales, primarily comprising our charging solutions and various after-sales services and value-added services. For details, see “Business — Charging Solutions” and “Business — Our Sales and Services — After-sales Services and Value-added Services.”

•
Sales of batteries and other components.   A portion of our revenues were generated from the sales of battery products and other components provided by Ningbo Viridi, which primarily comprises electric powertrains and battery packs for electric vehicles.

•
Research and development services.   The revenues from research and development services are mainly generated from BEV-related R&D services.

Cost of revenues
The following table sets forth a breakdown of our cost of revenues, expressed in the absolute amount and as a percentage of our cost of revenues, for the periods indicated.
	Years Ended December 31,					Nine Months Ended September 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Cost of revenues
Vehicle sales	—	—	(1,515,797)	(213,087)	27.6	—	—	(10,322,683)	(1,451,140)	61.0
Sales of batteries and other components	(354,834)	15.2	(2,133,504)	(299,923)	38.9	(1,111,240)	46.1	(5,818,842)	(818,000)	34.4
Research and development services	(1,979,997)	84.8	(1,840,048)	(258,670)	33.5	(1,296,909)	53.9	(770,997)	(108,385)	4.6
Total	(2,334,831)	100.0	(5,489,349)	(771,680)	100.0	(2,408,149)	100.0	(16,912,522)	(2,377,525)	100.0
We primarily incur cost of revenues in relation to the following:
•
Costs relating to vehicle sales, mainly including costs relating to vehicle purchase from ZEEKR Factory on OEM basis, the costs of those charging piles provided to our customers and reserve for estimated warranty costs.

•
Costs relating to sales of batteries and other components, including (i) purchase of raw materials with respect to battery, motor and electric control system products of Ningbo Viridi, (ii) labor costs and manufacturing overhead, including depreciation of assets associated with the production, and (iii) reserve for estimated warranty costs, and obsolete raw material write-down;

•
Costs relating to research and development services, consisting of payroll compensation in connection with R&D-related personnel, outsourcing service cost, materials, and depreciation and amortization of assets associated with our technological services.

Research and development expenses
The following table sets forth a breakdown of our R&D expenses during the periods indicated, both in the absolute amount and as a percentage of total research and development expenses for the periods indicated.
	Years Ended December 31,					Nine Months Ended September 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Research and development expenses
Design and development expenses	(7,603)	33.6	(2,507,066)	(352,438)	79.3	(1,593,565)	80.8	(1,616,464)	(227,239)	51.3
Employee compensation	(11,220)	49.6	(574,160)	(80,714)	18.2	(373,544)	18.9	(1,479,239)	(207,948)	46.9
Depreciation and amortization expenses	(1,910)	8.4	(66,286)	(9,318)	2.1	(264)	0.0	(57,641)	(8,103)	1.8
Others	(1,872)	8.4	(12,792)	(1,799)	0.4	(5,131)	0.3	(255)	(36)	0.0
Total	(22,605)	100.0	(3,160,304)	(444,269)	100.0	(1,972,504)	100.0	(3,153,599)	(443,326)	100.0
Our research and development expenses primarily comprise (i) design and development expenses, primarily including consultation fees, validation and testing fees, (ii) employee compensation for employees engaged in research, design and development activities, (iii) depreciation expenses of equipment and amortization expenses of software of research and development activities, and (iv) other expenses. Costs associated with research and development are expensed as incurred in nature.
We dedicate significant resources towards research and development, and our research and development staff accounted for approximately 45.0% of our total employees as of September 30, 2022. Our research and development expenses are mainly driven by the stage and scale of our vehicle development and the development of our key software and hardware technologies, as well as the number of our research and development personnel.
Selling, general and administrative expenses
Our selling, general and administrative expenses consist primarily of employee compensation, marketing and promotional expenses, shipping and logistic expenses and IT consumable, office supply related expenses and professional services among others.
Other operating income, net
Other operating income, net primarily consists of incomes from government subsidy received.
Interest expense
Our interest expense primarily consists of interest expenses with respect to our indebtedness.
Interest income
Our interest income primarily consists of interest earned on cash deposits in banks.
Other income (expenses), net
Other income (expenses), net primarily consist of foreign exchange gains or losses resulting from the fluctuations in foreign exchange rates.
TAXATION
Cayman Islands
We are incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act (Revised) of the Cayman Islands and accordingly, are exempted from Cayman Islands income tax. As such, we are not subject to tax on either income or capital gain. In addition, no Cayman Islands withholding tax is imposed upon any payments of dividends by our subsidiaries to us.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, our Hong Kong subsidiaries are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.
PRC
The EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, applies a uniform enterprise income tax rate of 25% to both FIEs and domestic enterprises. Certified high and new technology enterprises, or HNTEs, are entitled to a favorable statutory tax rate of 15% from the year as provided on the HNTEs certificate, subject to renewal and re-accreditation every three years. During the three-year period, an HNTE must conduct a self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for the given year. If an HNTE fails to meet the criteria for being an HNTE in any year, the enterprise cannot enjoy the 15% preferential tax rate in the given year, and must instead use the uniform enterprise income tax rate of 25%. Furthermore, the

Chinese tax authorities shall also recover the tax incentives that have been enjoyed by such enterprise. Viridi E-Mobility Technology (Ningbo) Co., Ltd., one of our subsidiaries, qualified as an HNTE in 2020, and it is entitled to enjoy the beneficial tax rate of 15% for the years 2020 through 2022.
Under the EIT Law, dividends generated after January 1, 2008 and payable by an FIE in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or other similar arrangements with the PRC that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have a tax treaty or tax arrangements with the PRC. In accordance with the accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. We did not record any dividend withholding tax, as we have no retained earnings for any of the years presented.
The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a “resident enterprise” and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementation Rules of the EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operations, personnel, accounting, properties and others of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, we do not believe that it is likely that our operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a resident enterprise under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a uniform enterprise income tax rate of 25%.
According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year. From January 1, 2018 to December 31, 2021, enterprises engaged in research and development activities are entitled to a 175% claim for the aforementioned research and development expenses. From January 1, 2021, manufacturing enterprises engaged in research and development activities are entitled to a 200% claim for the aforementioned research and development expenses.
Sweden
The statutory Swedish tax rate was 21.4% during 2020 and was reduced to 20.6% on January 1, 2021.
RESULTS OF OPERATIONS
The following tables set forth a summary of our combined and consolidated results of operations, in absolute amount for the periods presented and as a percentage of our revenues in the years ended December 31, 2020 and 2021 and the nine months ended September 30, 2021 and 2022, respectively.
	Years Ended December 31,					Nine Months Ended September 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Net revenues:	3,185,065	100.0	6,527,518	917,624	100.0	3,147,500	100.0	18,467,509	2,596,121	100.0
Cost of revenues:	(2,334,831)	(73.3)	(5,489,349)	(771,680)	(84.1)	(2,408,149)	(76.5)	(16,912,522)	(2,377,525)	(91.6)
Gross profit	850,234	26.7	1,038,169	145,944	15.9	739,351	23.5	1,554,987	218,596	8.4
Operating expenses:
Research and development expenses	(22,605)	(0.7)	(3,160,304)	(444,269)	(48.4)	(1,972,504)	(62.7)	(3,153,599)	(443,326)	(17.1)

	Years Ended December 31,					Nine Months Ended September 30,
	2020		2021			2021		2022
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Selling, general and administrative expenses	(803,560)	(25.2)	(2,200,056)	(309,279)	(33.7)	(1,266,710)	(40.2)	(3,355,268)	(471,676)	(18.2)
Other operating income, net	59,035	1.8	19,552	2,749	0.3	12,681	0.4	50,182	7,055	0.3
Total operating expenses	(767,130)	(24.1)	(5,340,808)	(750,799)	(81.8)	(3,226,533)	(102.5)	(6,458,685)	(907,947)	(35.0)
Income (Loss) from operations	83,104	2.6	(4,302,639)	(604,855)	(65.9)	(2,487,182)	(79.0)	(4,903,698)	(689,351)	(26.6)
Interest expense	(66,753)	(2.1)	(53,205)	(7,479)	(0.8)	(23,117)	(0.7)	(233,122)	(32,772)	(1.3)
Interest income	1,755	0.1	23,022	3,236	0.4	8,489	0.3	119,891	16,854	0.6
Other income (expenses), net	134,121	4.2	(184,582)	(25,948)	(2.9)	(119,484)	(3.9)	(144,565)	(20,322)	(0.6)
Income (Loss) before income tax expense and share of losses in equity method investments	152,227	4.8	(4,517,404)	(635,046)	(69.2)	(2,621,294)	(83.3)	(5,161,494)	(725,591)	(27.9)
Share of losses in equity method investments	(7,984)	(0.3)	(16,871)	(2,372)	(0.3)	(10,533)	(0.3)	(70,387)	(9,895)	(0.4)
Income tax (expense) benefits	(40,643)	(1.2)	19,983	2,809	0.3	(22,147)	(0.7)	(85,333)	(11,996)	(0.5)
Net income (loss)	103,600	3.3	(4,514,292)	(634,609)	(69.2)	(2,653,974)	(84.3)	(5,317,214)	(747,482)	(28.8)
Nine months ended September 30, 2022 compared to nine months ended September 30, 2021
Revenues
Revenues increased by 486.7% from RMB3,147.5 million for the nine months ended September 30, 2021 to RMB18,467.5 million (US$2,596.1 million) for the nine months ended September 30, 2022, which was primarily due to:
(i)
an increase in the vehicle sales revenue from nil for the nine months ended September 30, 2021 to RMB10,820.2 million (US$1,521.1 million) for the nine months ended September 30, 2022, because we began to deliver ZEEKR 001 in October 2021; and

(ii)
an increase in the revenue from sales of batteries and other components from RMB1,134.9 million for the nine months ended September 30, 2021 to RMB6,655.1 million (US$935.6 million) for the nine months ended September 30, 2022, driven by the increased sales volume of Ningbo Viridi’s products and its expanded product portfolio, such as electric powertrain.

During the same periods, the revenue generated from our research and development services decreased from RMB2,012.6 million to RMB992.2 million (US$139.5 million). This was due to the decrease in the revenue generated from CEVT, which, in turn, was caused by its shift of business focus from providing external R&D services to acting as our internal R&D center after we completed its acquisition in 2022.
Cost of revenues
For the nine months ended September 30, 2021 and 2022, our cost of revenues increased by 602.3% from RMB2,408.1 million to RMB16,912.5 million (US$2,377.5 million), respectively. This was primarily due to:
(i)
an increase in the cost of revenues associated with vehicle sales from nil for the nine months ended September 30, 2021 to RMB10,322.7 million (US$1,451.1 million) for the nine months ended September 30, 2022, as we began to deliver ZEEKR 001 in October 2021; and

(ii)
an increase in the cost of revenues associated with sales of batteries and other components from RMB1,111.2 million for the nine months ended September 30, 2021 to RMB5,818.8 million (US$818.0 million) for the nine months ended September 30, 2022, as we delivered more battery packs period over period.

During the same periods, the cost of revenues associated with our research and development services decreased from RMB1,296.9 million to RMB771.0 million (US$108.4 million), which was consistent with the decrease in the revenues generated from such services to external parties.
Gross Profit, Gross Profit Margin
Our gross profit increased by 110.3% from RMB739.4 million for the nine months ended September 30, 2021 to RMB1,555.0 million (US$218.6 million) for the nine months ended September 30, 2022, which was primarily due to (i) an increase in gross profit of sales of batteries and other components from RMB23.6 million for the nine months ended September 30, 2021 to RMB836.2 million (US$117.6 million) for the nine months ended September 30, 2022 and (ii) an increase in gross profit from vehicle sales from nil for the nine months ended September 30, 2021 to RMB497.5 million (US$69.9 million) for the nine months ended September 30, 2022.
Our gross profit margin decreased from 23.5% for the nine months ended September 30, 2021 to 8.4% for the nine months ended September 30, 2022, respectively. The decrease was mainly attributable to the significant growth of our vehicle sales business, which compared with our other revenue sources, had a relatively low gross profit margin at 4.6% for the nine months ended September 30, 2022.
Research and development expenses
Research and development expenses increased by 59.9% from RMB1,972.5 million for the nine months ended September 30, 2021 to RMB3,153.6 million (US$443.3 million) for the nine months ended September 30, 2022, primary due to (i) a significant increase in employee compensation of RMB1,105.7 million, as the number of our research and development employees increased rapidly and (ii) increase in depreciation and amortization expenses of RMB57.4 million in line with the increase in equipments and software used for our R&D projects.
Selling, general and administrative expenses
Our selling, general and administrative expenses increased by 164.9% from RMB1,266.7 million for the nine months ended September 30, 2021 to RMB3,355.3 million (US$471.7 million) for the nine months ended September 30, 2022, primarily because (i) we expanded our sales and marketing network across China and promoting our brand through offline marketing events; and (ii) we significantly increased the size of our selling and administrative team during the same periods.
Other operating income, net
We recorded other operating income, net of RMB50.2 million (US$7.1 million) for the nine months ended September 30, 2022, as compared to RMB12.7 million for the nine months ended September 30, 2021, primarily due to the increase in government subsidy received.
Income/(loss) from operations
As a result of the foregoing, our loss from operations increased from RMB2,487.2 million for the nine months ended September 30, 2021 to RMB4,903.7 million (US$689.4 million) for the nine months ended September 30, 2022.
Interest expense
We recorded interest expense of RMB233.1 million (US$32.8 million) for the nine months ended September 30, 2022, as compared to RMB23.1 million for the nine months ended September 30, 2021, primarily due to the increased debt balance over the same periods.
Interest income
We recorded interest income of RMB119.9 million (US$16.9 million) for the nine months ended September 30, 2022, as compared to RMB8.5 million for the nine months ended September 30, 2021, primarily due to the increase in our bank deposits and applicable deposit rate.

Other income/(expenses), net
We recorded other expenses, net of RMB144.6 million (US$20.3 million) for the nine months ended September 30, 2022, compared with other expenses, net of RMB119.5 million for the nine months ended September 30, 2021, primarily because of foreign exchange losses.
Net income/(loss)
As a result of the foregoing, we incurred a net loss of RMB5,317.2 million (US$747.5 million) for the nine months ended September 30, 2022, as compared to a net loss of RMB2,654.0 million for the nine months ended September 30, 2021.
Year ended December 31, 2021 compared to year ended December 31, 2020
Revenues
Revenues increased by 104.9% from RMB3,185.1 million in 2020 to RMB6,527.5 million in 2021, which was primarily due to:
(i)
our revenues from vehicle sales increased from nil in 2020 to RMB1,544.3 million in 2021, as a result of the commencement of the delivery of ZEEKR 001 to our customers in October 2021; and

(ii)
our revenues from sales of batteries and other components significantly increased by 465.5% from RMB376.3 million in 2020 to RMB2,128.2 million in 2021. This was because of the increase in the sales of battery packs and other components provided by Ningbo Viridi, which, in turn, was driven primarily by the growing demand from certain related-party brands.

During the same years, our revenues from research and development services remained relatively stable at RMB2,808.7 million in 2020 and RMB2,855.0 million in 2021.
Cost of revenues
In 2020 and 2021, our cost of revenues increased by 135.1% from RMB2,334.8 million to RMB5,489.3 million, respectively. This was primarily due to:
(i)
an increase in cost of revenues from vehicle sales from nil in 2020 to RMB1,515.8 million in 2021, which was in line with the increased sales volume of ZEEKR 001 since the commencement of delivery; and

(ii)
an increase in cost of revenues from sales of batteries and other components by 501.3% from RMB354.8 million in 2020 to RMB2,133.5 million in 2021, primarily due to the increased sale of purchased goods of battery, motor and electric control system products incurred by Ningbo Viridi in line with its business expansion.

The increase in our cost of revenues was partially offset by the decrease in cost of revenues from research and development services by 7.1% from RMB1,980.0 million in 2020 to RMB1,840.0 million in 2021, which was primarily because we streamlined R&D capabilities and decreased the associated costs.
Gross Profit, Gross Profit Margin
Our gross profit increased by 22.1% from RMB850.2 million in 2020 to RMB1,038.2 million in 2021, which was primarily due to (i) an increase in gross profit of research and development services by 22.5% from RMB828.8 million in 2020 to RMB1,015.0 million in 2021 and (ii) an increase in gross profit from vehicle sales from nil in 2020 to RMB28.5 million in 2021.
Our gross profit margin decreased from 26.7% in 2020 to 15.9% in 2021, which was primarily attributable to the increase in the revenue contribution from vehicle sales, which had a lower gross profit margin as we just commenced delivery of ZEEKR 001 in October 2021. The gross margin for vehicles sales for the year ended December 31, 2021 was 1.8%.

Research and development expenses
Research and development expenses increased significantly from RMB22.6 million in 2020 to RMB3,160.3 million in 2021, primarily attributable to (i) an increase in design and development expenses from RMB7.6 million in 2020 to RMB2,507.1 million in 2021 incurred by research and development activities in relation to the development of BEV models and our BEV-related technologies, and (ii) an increase in employee compensation from RMB11.2 million in 2020 to RMB574.2 million in 2021, primarily attributable to the development and expansion of our research and development team, including that of Ningbo Viridi.
Selling, general and administrative expenses
Our selling, general and administrative expenses increased significantly from RMB803.6 million in 2020 to RMB2,200.1 million in 2021, primarily because we began to sell ZEEKR 001 during the same period, which caused (i) an increase in marketing and promotional expenses from RMB0.7 million in 2020 to RMB611.9 million in 2021 and, (ii) an increase in employee compensation from RMB215.2 million in 2020 to RMB629.5 million in 2021 due to expanded sales and marketing teams. The increase in selling, general and administrative expenses was also driven by an increase in freight expenses from RMB5.9 million in 2020 to RMB265.1 million in 2021 primarily attributable to the increased sales volume of Ningbo Viridi’s products in overseas markets.
Other operating income, net
We recorded other operating income, net of RMB19.6 million in 2021, as compared to RMB59.0 million in 2020, primarily due to the decreased government subsidy received by our subsidiaries.
Income/(loss) from operations
As a result of the foregoing, we incurred an income from operations of RMB83.1 million in 2020 and a loss from operations of RMB4,302.6 million in 2021.
Interest expense
We recorded interest expense of RMB53.2 million in 2021, as compared to RMB66.8 million in 2020, primarily due to the decrease in our debt balance.
Interest income
We recorded interest income of RMB23.0 million in 2021, as compared to RMB1.8 million in 2020, primarily due to the increase in cash balances deposited with the banks as a result of equity financing activities.
Other income/(expenses), net
We recorded other income, net of RMB134.1 million in 2020, compared with other expenses, net of RMB184.6 million in 2021, primarily because of a decrease of RMB284.6 million in foreign exchange gain/(loss) net.
Net income/(loss)
As a result of the foregoing, we incurred a net loss of RMB4,514.3 million in 2021, as compared to a net income of RMB103.6 million in 2020.
LIQUIDITY AND CAPITAL RESOURCES
Our primary sources of liquidity have been through the operation of our business, financial support from our controlling shareholder, bank borrowings and equity financing activities, which have historically been sufficient to meet our working capital, our business needs, in particular our research and development activities, as well as our capital expenditure requirements. As of December 31, 2020 and 2021 and September 30, 2022, we had cash and cash equivalent and restricted cash of RMB141.9 million, RMB3,898.0 million and RMB5,588.1 million (US$785.6 million), respectively. As of September 30, 2022, we had short-term borrowings of RMB147.0 million (US$20.7 million), long-term borrowings of RMB972.0 million (US$136.6 million) and related party loans of RMB7,417.8 million (US$1,042.8 million).
Historically, we received financial support from Geely Holding in form of inter-company loans, advances and capital injection. On April 15, 2022, we entered into a 10-year loan agreement with Zhejiang Geely Automobile Manufacturing Co., Ltd. in the total principal amount of RMB9.7 billion to supplement our working capital, and we have drawn down the amount of RMB6.0 billion as of the date of this prospectus. As of the date of this prospectus, we have obtained term loan credit facilities in the total principal amount of RMB9.9 billion from seven commercial banks and we have drawn down the amount of approximately RMB338.5 million. We are also proactively seeking capital resources from other sources, such as independent financing from other financial institutions which we are able to obtain.
We believe that our existing cash and cash equivalents, net proceeds we received from the issuance of Series Pre-A preferred shares and supplemented with available credit facilities will be sufficient to meet our anticipated working capital requirements, and capital expenditures in the ordinary course of business for the next 12 months.
We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
The following table sets forth a summary of our cash flows for the periods presented.
	Years Ended December 31,			Nine Months Ended September 30,
	2020	2021		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	415,474	630,182	88,589	982,600	(3,802,108)	(534,492)
Net cash provided by/(used in) investing activities	(877,610)	379,525	53,354	716,138	(1,935,776)	(272,128)
Net cash provided by financing activities	92,171	2,785,064	391,519	2,909,758	7,434,414	1,045,115
Net (decrease) increase in cash, cash equivalents and restricted cash	(369,965)	3,794,771	533,462	4,608,496	1,696,530	238,495
Cash, cash equivalents and restricted cash at beginning of year/period	498,145	141,929	19,952	141,929	3,897,966	547,967
Effect of exchange rate changes on cash, cash equivalents and restricted cash	13,749	(38,734)	(5,447)	40,339	(6,416)	(902)
Cash, cash equivalents and restricted cash at end of year/period	141,929	3,897,966	547,967	4,790,764	5,588,080	785,560
Operating Activities
Net cash used in operating activities was RMB3,802.1 million (US$534.5 million) in the nine months ended September 30, 2022, primarily due to net loss of RMB5,317.2 million (US$747.5 million), adjusted for non-cash operating activities of: (i) share-based compensation of RMB177.9 million (US$25.0 million), (ii) depreciation and amortization of RMB193.6 million (US$27.2 million), and (iii) share of loss in equity method investments of RMB70.4 million (US$9.9 million). The amount was further adjusted by changes in operating assets and liabilities that had a positive effect on cash flow, including primarily (i) an increase in accounts payable of RMB1,830.8 million (US$257.4 million), (ii) an increase in notes payable of RMB1,519.7 million (US$213.6 million), both of which was related to the increased amounts payable to third-party suppliers of battery cells and modules, which, in turn, was driven by the growth of Ningbo Viridi’s business, and (iii) an increase in amounts due to related parties of RMB1,295.2 million (US$182.1 million), which was primarily due to increases in amounts payable to ZEEKR Factory related to our vehicle manufacturing, partially offset by (i) an increase in amounts due from related parties of RMB2,492.9 million (US$350.4 million) due to an increase in sales of batteries and other components to related parties, and

(ii) an increase in inventories of RMB1,500.9 million (US$211.0 million), which was consistent with the expansion of Ningbo Viridi’s business.
Net cash provided by operating activities was RMB630.2 million in 2021, primarily due to net loss of RMB4,514.3 million, adjusted to add back (i) foreign exchange losses of RMB181.6 million, and (ii) share-based compensation of RMB150.6 million, partially offset by deferred tax of RMB64.4 million. The amount was further adjusted by changes in operating assets and liabilities that had a positive effect on cash flow, including primarily (i) an increase in amounts due to related parties of RMB4,585.5 million, which was primarily due to increases in amounts payable to (a) ZEEKR Factory related to our vehicle manufacturing and (b) Geely Group related to R&D services we obtained, (ii) an increase in accrued expenses and other current liabilities of RMB1,320.0 million which was mainly due to increase in employee compensation and amounts in connection with marketing and product delivery, and (iii) an increase in accounts payable of RMB1,274.7 million related to increased amounts payable to third-party suppliers of battery cells and modules driven by the growth of Ningbo Viridi’s business, partially offset by (i) an increase in amounts due from related parties of RMB1,255.0 million related to the R&D services and battery systems provided to Geely Group, and (ii) an increase in inventories of RMB1,020.0 million, which was generally in line with the expansion of Ningbo Viridi’s business.
Net cash provided by operating activities was RMB415.5 million in 2020, primarily due to net income of RMB103.6 million, adjusted to add back depreciation and amortization of RMB69.2 million, partially offset by foreign exchange losses of RMB95.5 million. The amount was further adjusted by a positive effect on cash flow by decrease of amounts due from related parties of RMB991.0 million, mainly attributable to payments made by Geely Group in connection with R&D services, which was partially offset by (i) a decrease of amounts due to related parties of RMB366.9 million, primarily due to payments made to Geely Holding in connection with purchase of vehicle related technologies, and (ii) a decrease of income tax payable of RMB206.6 million.
Investing Activities
Net cash used in investing activities in the nine months ended September 30, 2022 was RMB1,935.8 million (US$272.1 million), which was primarily attributable to (i) purchases of property, plant and equipment of RMB689.7 million (US$97.0  million), primarily due to increase of leasehold improvement for production facilities, and purchase of electronic devices and office equipment, and (ii) payment for reorganization of RMB708.6 million (US$99.6 million), mainly due to our acquisition of CEVT, partially offset by proceeds from disposal of long term investments of RMB9.0 million (US$1.3 million).
Net cash provided by investing activities in 2021 was RMB379.5 million, which was primarily attributable to (i) repayment of advances to Geely Auto of RMB2,413.6 million, and (ii) proceeds from disposal of long-term investments of RMB306.2 million, mainly due to the disposal of equity method investment, partially offset by payment for reorganization of RMB1,465.7 million.
Net cash used in investing activities in 2020 was RMB877.6 million, which was primarily attributable to (i) advances to Geely Auto of RMB952.8 million, and (ii) purchases of property, plant and equipment of RMB842.7 million, partially offset by proceeds from disposal of subsidiaries of RMB1,036.2 million in 2019.
Financing Activities
Net cash provided by financing activities in the nine months ended September 30, 2022 was RMB7,434.4 million (US$1,045.1 million), which was primarily attributable to (i) proceeds from related party loans from Geely Holding’s subsidiaries of RMB6,000.0 million (US$843.5 million), and (ii) proceeds from issuance of preferred shares of RMB1,268.4 million (US$178.3 million), partially offset by repayment of bank borrowings of RMB604.4 million (US$85.0 million).
Net cash provided by financing activities in 2021 was RMB2,785.1 million, which was primarily attributable to (i) proceeds from issuance of our ordinary shares of RMB2,000.0 million, and (ii) proceeds from issuance of preferred shares of RMB1,934.1 million, partially offset by dividend paid by us to our then shareholder of RMB1,811.8 million.

Net cash provided by financing activities in 2020 was RMB92.2 million, which was primarily attributable to (i) proceeds from related party loans of RMB1,259.7 million, and (ii) advances from Geely Auto of RMB683.4 million, partially offset by repayment of related party loans of RMB1,482.5 million.
CAPITAL EXPENDITURES
We made capital expenditures of RMB847.5 million, RMB754.8 million and RMB703.1 million in 2020 and 2021 and the nine months ended September 30, 2022, respectively. In these periods, our capital expenditures were used primarily for our property, plant and equipment, as well as facilities related to sales and marketing activities. Going forward, we expect to make capital expenditures primarily on properties and manufacturing facilities related to Ningbo Viridi and leasehold improvements for our retail stores.
COMMITMENTS
Our capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the consolidated financial statements as of September 30, 2022 were as follows:
	Payment due by period
	Total		Less than 1 year	1 – 3 years	4 – 5 years	Over 5 years
	RMB	US$	RMB
	(in thousands)
Capital expenditure commitments	456,072	64,114	327,072	112,406	16,594	—
CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations as of September 30, 2022:
	Payment due by period (RMB in thousands)
	Total	Less than One year	1 – 3 Years	4 – 5 Years	Over 5 Years
Operating lease obligations	2,206,328	535,587	814,364	466,077	390,300
Short-term and long-term bank borrowings	1,119,042	147,000	972,042	—	—
Loans from related parties	6,000,000	—	—	—	6,000,000
Interest on borrowings and loans	2,417,482	307,275	602,707	270,000	1,237,500
Capital expenditure commitments	456,072	327,072	112,406	16,594	—
Total	12,198,924	1,316,934	2,501,519	752,671	7,627,800
In August 2021, we entered into the Sustainable Experience Architecture License Agreement with Geely Holding. In January 2022, we entered into a cooperation framework agreement in relation to BEV development and manufacturing with Geely Holding.
We have contractual obligations to make future payments to Geely Holding under the aforementioned agreements on the usage of SEA as well as the OEM manufacturing with ZEEKR Factory. We have not included these in the table above because the timing of these obligations are not fixed or determinable. For details of these collaborations, see “Our Relationship with Geely Group.”
Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of September 30, 2022.
OFF-BALANCE SHEET ARRANGEMENTS
We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.
INFLATION
To date, inflation in China has not materially affected our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percentage changes in the consumer price index for December 2020 and 2021 were increases of 2.5% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating expenses, such as employee, technology, and office related expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Concentration of credit risk
Assets that potentially subject us to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of our cash and cash equivalents and restricted cash are held with financial institutions that our management believes to be high credit quality. We periodically evaluate the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
Foreign currency risk
The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Our cash, cash equivalents and restricted cash denominated in RMB amounted to RMB1,869.6 million and RMB5,459.1 million as of December 31, 2021 and September 30, 2022, respectively.
Interest rate risk
We are exposed to interest rate risk related to our short-term and long-term borrowings. As of September 30, 2022, our long-term bank borrowings of RMB972.0 million have interest rates based on China’s one-year loan prime rate plus a predetermined margin.
CRITICAL ACCOUNTING ESTIMATES
We prepare our combined and consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets and liabilities at the dates of the balance sheets, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.
We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.
Revenue recognition
Vehicle sales
We generate revenue from sales of vehicles together with a number of embedded products and services. The series of contracts and documents in relation to vechicle sale may, depending on the specific type of vechicle being sold and the time of the order, include terms of conditions for the sale of the vehicle, the sale of charging piles, the provision of vehicle lifetime internet connectivity, lifetime roadside assistance, extended lifetime warranty, and lifetime free charging. For these arrangements, we generally determines standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. Alternatively, if no corresponding service provided to customers separately, we use a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering the our pricing policies and practices, and the data utilized in making pricing decisions.
The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. As for lifetime free charging and extended lifetime warranty, revenue is recognized over time based on a straight-line method over the estimated benefit period the customer enjoys, which is determined based on the useful life of the vehicles as we have a stand-ready obligation to deliver such services to the customer. The standard warranty provided by us is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of vehicle to a user. We believe the estimation of standalone selling price and useful life of vehicles are critical accounting estimates to us. Given the limited operating history and lack of historical data, we will continue to monitor the cost pattern and useful life of vehicles periodically and adjust our revenue recognition pattern as it becomes available.
Share-based compensation
We account for share options and restricted share units granted to employees, directors, and non-employees under ASC 718, “Stock Compensation”.
Share-based awards that are subject to both the service period and performance condition, including Company-level performance target and the Selected Participant’s performance, occurrence of a Qualified IPO, are measured at the grant date fair value.
We have made an estimate of expected forfeitures and recognize share-based compensation expenses based on the target number of ordinary shares that may be earned pursuant to the award.
The fair value of the share options and restricted share units granted is determined with the assistance of an independent valuation specialist using widely accepted valuation techniques, including the use of binomial option pricing model for valuation of share options and the use of backsolve method for valuation of the underlying ordinary share.
In order to determine the fair value of our ordinary shares underlying each restricted share unit granted before we became a public company, we first determined our equity value and then allocated the equity value to each element of our capital structure (preferred shares and ordinary shares) using a hybrid method comprising the probability-weighted expected return method and the option pricing method. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors, to determine the fair value of our ordinary shares, including the following factors:
•
the nature of business of the Group;

•
the financial condition of the relevant business and the economic outlook in general;

•
the projection of operating results;

•
the financial and business risks of the enterprise including the continuity of income and the projected future results.

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made, which will not be necessary once these ordinary shares begin trading.
Also, certain of our employees also enjoyed the share options and restricted share units granted by Geely Auto.
We estimate the fair value of share options granted by Geely Auto using binomial option pricing model. The following table presents the assumptions used to estimate the fair values of the share options granted for the year ended December 31, 2021:
Year ended December 31, 2021
Grant date fair value (HKD per share)	31.2
Exercise Price (HKD per share)	32.7
Contractual Life	7 years
Expected volatility	48.66%
Dividend yield	2%
Risk free rate	0.55%
Expected forfeit rate	8.3%
Product warranties
We provide standard product warranties on all new vehicles and batteries and other components. We accrue a warranty reserve for the products, which includes best estimates of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given our relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. We reevaluate the adequacy of the warranty accrual on a regular basis.
Income Taxes
Current income taxes are provided on the basis of net income (loss) for financial reporting purposes, adjusted for income and expenses which are not assessable or deductible for income tax purposes, in accordance with the laws of the relevant tax jurisdictions.
Deferred income taxes are provided using assets and liabilities method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements.
Deferred tax assets are recognized to the extent that these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of projected future taxable income and results of recent operation. We establish a valuation allowance against deferred tax assets to the extent we believe that recovery is not likely.
In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the consolidated statements of operations become deductible expenses under applicable income tax laws, or loss or credit carryforwards are utilized. As we estimate the allowance for deferred tax assets by considering if sufficient future taxable income will be generated to utilize the existing deferred tax assets, it can be altered if we change our forecasts of future profitability.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Prior to our initial public offering, we had been a private company with limited reporting and accounting personnel and other resources with which we address our internal control over financial reporting.

In connection with the audit of our combined and consolidated financial statements as of and for the year ended December 31, 2021, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weaknesses identified relate to (i)  lack of sufficient accounting personnel for financial information processing and reporting and with appropriate U.S. GAAP knowledge, (ii) lack of formal risk assessment process over financial reporting, and (iii) lack of formal change management procedures for SAP system and ZEEKR APP Application.
We have implemented and plan to implement a number of measures to address the first two material weaknesses that have been identified in connection with the audit of our combined and consolidated financial statements as of and for the year ended December 31, 2021:
(i)
We have hired and will continue to hire additional competent and qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements to strengthen the financial reporting function;

(ii)
We are in process of developing a set of accounting policies and procedures, which document the current U.S. GAAP accounting policies that are applicable to our business; and

(iii)
We provided and will provide internal training programs for our accounting and financial personnel to our current accounting team on U.S. GAAP knowledge and completed a systematic accounting manual for U.S. GAAP and financial closing process.

We believe we have remediated the third material weakness as of the date of this prospectus.
The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of the ADSs may be adversely affected.”
As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected not to use the extended transition period for complying with any new or revised financial accounting standards.
RECENT ACCOUNTING PRONOUNCEMENTS
Please refer to Note 3 to our combined and consolidated financial statements included elsewhere in this prospectus.

INDUSTRY OVERVIEW
The information presented in this section has been derived from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, regarding our industry and our market position in China and globally.
GLOBAL NEV AND BEV MARKET OVERVIEW
The global new energy passenger vehicle (“NEV”) market is mainly comprised of battery electric passenger vehicles (“BEVs”), and non-battery electric passenger vehicles (“non-BEVs”). Non-BEVs can be further divided into plug-in hybrid electric passenger vehicles (“PHEVs”) and extended range electric passenger vehicles (“EREVs”). BEVs refer to passenger vehicles whose driving energy is completely provided by electric energy and driven by electric motors. PHEVs refer to hybrid electric passenger vehicles that add pure electric systems to traditional engine fuel power systems. EREVs are powered solely by electric motors, but with energy provided by the battery packs and range-extending systems. The global sales volume of NEVs increased from approximately 1,162.1 thousand units in 2017 to approximately 6,311.2 thousand units in 2021 at a CAGR of 52.7% and is expected to reach 28,075.8 thousand units in 2026.
Since 2017,BEV has been the most popular type of NEV with approximately 70% of market share within NEV globally. The global BEV sales volume increased from 779.0 thousand units to 4,291.4 thousand units at a CAGR of 53.2% from 2017 to 2021. In 2021, approximately 2,734.0 thousand units of BEVs were sold in China, making China the world’s largest BEV market contributing 63.7% of sales volume in the global BEV market. Meanwhile, Europe was one of the fastest-growing BEV markets in the world with a CAGR of 61.0% from 2017 to 2021. With the increasing demand for emission-free vehicles and the favourable government policies, the global BEV market will continue to expand to reach 21,280.8 thousand units in 2026, growing at a CAGR of 30.5% from 2022.
Global BEV Sales Volume by Major Countries and Regions, 2017-2026E

Source: Frost & Sullivan Report
CHINA NEV AND BEV MARKET OVERVIEW
China was the world’s largest NEV market in 2021 with a sales volume of 3,334.1 thousand units. As the world’s leading NEV manufacturing country with a complete industrial chain, the sales volume of NEVs in China is expected to reach 14,500.0  thousand units in 2026, growing at a CAGR of 23.7% from 2022.
BEV is the most popular type of NEV in China. Benefiting from the rising customer awareness of BEVs, supportive regulations and policies, improvements of infrastructure construction and advanced technologies, BEVs have become increasingly popular among the consumers. The percentage of BEVs in the total sales of NEVs in China reached 82.0% in 2021 and is expected to continuously maintain a high percentage from 2022 to 2026. Meanwhile, China has long been the world’s largest BEV market since 2017 and is expected to retain a market share over 50% in the next few years.
China BEV market can be further divided into three segments by price range, including entry level BEV segment priced below RMB 150,000, mid- to high-end BEV segment priced between RMB150,000 to RMB300,000 and premium BEV segment priced above RMB300,000. The sales volume of the premium BEV segment increased from 17.3 thousand units in 2017 to 366.4 thousand units in 2021, which was the fastest-growing segment in China’s BEV market, representing a CAGR of 114.5%.
As the penetration and people’s awareness of BEVs continue to increase, consumers have started to pay more attention to cutting-edge technologies and advanced features of BEVs. At the same time, BEV OEMs are also actively integrating upstream and downstream resources in the industrial chain and enhancing R&D capabilities to meet the diversified needs of consumers. Premium BEVs are usually equipped with advanced intelligent functions and configurations such as ADAS, autonomous driving technologies, smart cockpit functionalities, OTA, air suspension, appealing design and superior space layout. These features increase the comfort and safety of car driving with better customer experience, and thus are more welcomed by customers. In the future, the sales volume of premium BEVs in China is expected to increase from 622.5 thousand units in 2022 to 1,898.4 thousand units in 2026, at a CAGR of 32.1%, which shows great market potential of the premium BEV segment.
China Premium BEV Sales Volume, 2017 to 2026E

Source: Frost & Sullivan Report
Note: Since the selling prices of premium BEVs are greatly affected by the configurations, BEVs with minimum selling prices in the range of RMB297,000 to RMB300,000 (1% below the threshold) are also categorized as “premium BEVs”.
Key Drivers and Trends of China BEV Market
The key drivers and trends of the China BEV market include the following:
Rising Customer Awareness and Demands
After more than a decade of innovation and development, BEVs in China have made great progress in various aspects such as technology, performance, and quality, which has gradually improved consumers’ awareness and recognition. At the same time, driven by the global decarbonization trend as well as supportive policies, the environmental awareness of Chinese customers has heightened significantly. Moreover, since BEVs have lower usage and maintenance cost compared with ICE vehicles, more consumers are purchasing BEVs as their first vehicles or supplements to the ICE vehicle to satisfy their various demands. As a result, BEV has become the most popular type of NEV in China. Chinese BEV brands are also becoming more popular among consumers, with four out of the top five BEV companies in terms of sales volume in China being domestic brands in 2021. In the future, with increasing consumers’ purchasing power and expansion of the middle-class group, premium BEVs with superior configuration, longer driving range, intelligent driving features, and advanced autonomous driving technology will be welcomed by more consumers.

Improvement of Charging Infrastructure
The charging infrastructure of BEVs has undergone continuous expansion in the recent years. For example, the number of public EV chargers in China increased from approximately 213.9 thousand units in 2017 to approximately 1,251.0 thousand units in 2021 at a CAGR of 55.5%, and is expected to reach 6,706.4 thousand units by 2026 at a CAGR of 35.2% from 2022. In 2022, the “Implementation Opinions on Further Improving the Service Guarantee Capability of Electric Vehicle Charging Infrastructure” clearly pointed out that by the end of the “14th Five-Year Plan” in 2025, China’s electric vehicle charging infrastructure would be further improved, and a balanced, intelligent and efficient charging infrastructure would be formed to meet the demand of more than 20 million electric vehicles. Subsidies have also been provided by the government to support the construction of charging stations and charging piles, which will further stimulate the development of charging network and the market demand of BEVs.
Improvements in In-vehicle Technologies and Intelligent Driving Experience
With the development of technologies such as ADAS and autonomous driving, smart cockpit, OTA, the value of the vehicles has been redefined.
•
ADAS and autonomous driving

With the continuous development of intelligent and automation technologies, vehicles are becoming intelligent devices. ADAS improves the safety and comfort of driving experience by sensing the surroundings and analysing information collected through sensors to achieve early awareness of potential road conditions and dangers. The penetration rate of ADAS is expected to exceed 60% by 2030. In the future, the penetration rate of L3 and higher levels of autonomous driving will increase along with the progress of the information and communication technologies such as artificial intelligence, connectivity, cloud platforms and storage.
•
Smart cockpit

In modern society, the intelligent connected vehicles play important roles in improving people’s living standards. Drivers and passengers can give instructions to the vehicles through voice, gesture and other ways, and the vehicles can more accurately judge the users’ intention through the intelligent perception functions. With the growing acceptance of the concept of “software define vehicle”, intelligent connected systems have become one of the core competitiveness of future automotive companies. Smart cockpit and human-machine interaction will become the focus of vehicle intelligence development in the future for a safer and more intelligent driving experience.
•
OTA

With diversified consumer demands, OEMs tend to attach increasing importance on self-developed vehicle software and OTA upgrade to satisfy the changing preferences of customers. In addition, road and consumers data collected for back-end analysis and the technological progress of the centralized E/E architecture will play significant roles in the future development of the BEV industry. With the upgrade of OTA technology, BEVs will have more characteristics of electronic products. Furthermore, the upgrade of the Vehicle-Mobile APP will provide more convenience for the drivers and help them stay informed with the latest vehicle status and the driving conditions.
Favourable Policies
Over the past few years, the Chinese government has promulgated a series of policies to encourage the development and innovation of the BEV industry, including providing various types of subsidies, emphasizing industrial synergy, increasing R&D support, which has successfully built the world’s largest BEV market and cultivated a group of competitive Chinses BEV companies. The “Outline of the 14th Five-Year Plan (2021-2025) for National Economic and Social Development and Vision 2035 of the PRC” proposed to support the development of NEVs as a strategic emerging industry and speed up the innovation and application of the related core technologies. Moreover, “The 14th Five-Year Plan for a Modern Energy System” issued in March 2022 also proposed to enhance the level of low-carbon electrification and aimed to achieve a proportion of 20% NEVs sales of the total new vehicle sales by 2025 compared with actual percentage of approximately 16.0% in 2021. Moreover, local governments also introduced policies to promote the development of BEVs. People can apply for and obtain the licences of BEVs under less restrictions compared with ICE vehicle licences.
Increasing Penetration of DTC Business Model
DTC is a business model that is expected to be applied by increasing leading BEV companies and OEMs for direct customer connection and brand construction. With closer connection to customers, DTC model is more convenient for consultations and test-drives, during which customers can know better about the performance and intelligent features of vehicles. Meanwhile, DTC model integrates the offline sales and service centers with the online channels such as sales platforms and Apps to further increase brand recognition and customer stickiness, and to provide more comprehensive and user-friendly value-added services to customers. In turn, the application of DTC model helps BEV companies make more informed decisions in terms of product design, function upgrading, and marketing strategies, based on the feedbacks received directly from offline channels as well as the information collected from digital channels.
Advancement of Battery Technology and Decreasing Costs of Battery
Driven by the progress of battery technology, the overall performance of EV batteries such as power density, operating temperature range, charging efficiency, and safety have experienced significant improvement over the past few years. Such advancement has also alleviated customers’ concerns towards BEVs due to EV battery safety, vehicle performance, and driving range, and would further reduce the bill of materials (“BOMs”) of BEVs. As the main component of BOM, battery cost used to be one of the bottlenecks restricting the development of BEVs. Driven by factors such as upgrading of battery technologies, reduction of raw material price and expansion of production capacity, the costs of battery have experienced a decrease over the past few years and are expected to maintain the downward trend in the future. Meanwhile, lower battery cost renders the BOMs of BEVs on par with ICE vehicles of a similar class. Therefore, the cost advantages will promote the further growth of the BEV industry.
Impact of the COVID-19 Pandemic on the BEV Industry in China
There have been some new waves of COVID-19 in certain cities in 2022 while the related impacts such as restricted logistics and tight upstream supply were relatively short-term and limited for the BEV industry in China. Meanwhile, a series of favourable polices were issued to incentivize consumers to purchase BEVs. In May 2022, the “Opinions on Fiscal Support to Achieve Carbon Peaking and Carbon Neutrality Goals” published by the MOF urged implementing preferential tax policies and improving government procurement policies for NEVs. In August 2022, according to a State Council meeting, the vehicle purchase tax exemption for NEVs will be extended to the end of 2023, aiming to encourage the sustainable development of the NEV market under the impact of COVID-19. Therefore, with the continuous support of the governments and resumption of production and logistics, the BEV industry has recovered gradually with production and sales of BEVs achieving a notable growth in 2022. According to data released by China Association of Automobile Manufacturers, in the first three quarters of 2022, the production and sales volume of BEVs in China were 3.7 million units and 3.6 million units, representing an increase of 105.1% and 101.2% compared with the same period in 2021, respectively.
Key Success Factors of China BEV Market
The key success factors of the China BEV companies include the following:
Supply Chain Management Capabilities and Relationship with Key Suppliers
Supply chain management capabilities and relationship with key suppliers are the indications of operational efficiency, production flexibility, and long-term growth potential for a BEV company. BEV manufacturers with a strong leadership position in the industry are able to leverage and cultivate their stable, reliable, quick and cost-efficient production capacity to ramp-up production and delivery quickly. These companies have built extensive partnerships with their suppliers and are able to arrange production schedules flexibly according to actual order status while adhering to strict production schedules. By integrating advanced technologies such as 5G, AI, industrial data and IoT into the supply chain, leading BEV companies can optimize intelligent supply chain system and improve efficiency.
The Operational Know-hows
The leading manufacturers can leverage their advantages of coordination and management abilities and the well-distributed operation system to connect supply chain management, R&D, to manufacturing, sales and distribution. In addition, by cooperating with leading suppliers and partners, BEV companies can further integrate advantageous resources from different parties to enhance the supply chain management efficiency and ensure timely product delivery. Moreover, strong operational knowledge coupled with an in-depth understanding of the industry can help BEV companies capture the fast-evolving customer demand and subsequently convert into competitive product offerings. Such operational know-hows require long-term experience accumulation in the BEV industry and thus a key success factor of the BEV industry.
Effective Sales Network and Customer Engagement
Leading BEV manufacturers further enhance the user experience through building integrated online and offline user community. BEV companies can adopt the DTC model and set up self-owned direct sales and experience stores to enhance brand influence. Moreover, customers can enjoy services such as one-stop vehicle purchase, financial services, intelligent vehicle control and purchase of franchise lifestyle products through online APPs. Through the customer-oriented sales model, BEV companies can communicate with target customers more effectively to further retain and enhance customer loyalty and awareness. By organizing various offline customer interactive and product promotion activities, BEV companies can continuously receive customers feedbacks directly to better understand the evolution of customer preferences, which helps them to optimize product development, iteration, and manufacturing cycles, keeping their competitiveness in the BEV industry.
Outstanding Technological Strength
Leading players have been dedicated to the continuous upgrading of the powertrain technologies of BEVs, such as battery packs, motors and electronic controls. In addition, the pursuit for better comfort and functionality of the driving experience from consumers promotes the advancement and iteration of technologies such as autonomous driving, smart connectivity, OTA and IoT. By providing a safer, smarter driving experience leveraging the technological strengths in smart cockpits and autonomous driving, the leading BEV companies are able to attract and retain increasing number of customers and thus form the brand power. Therefore, the sense of technology as well as the comfort and functionality of driving experience has become a core success factor in the current competition.
EUROPE NEV AND BEV MARKET OVERVIEW
Europe was the second largest NEV market in the world with a sales volume of 1,703.4 thousand units in 2021, which will further increase from 2,212.9 thousand units in 2022 to 5,594.7 thousand units in 2026 at a CAGR of 26.1%. Furthermore, an increasing number of Chinese NEV companies have accelerated their entry into the overseas markets, especially Europe. With the well-recognized product quality and brand image, NEVs produced by Chinses OEMs have become popular in the European market.
Europe has formulated relatively strict carbon emission standards and a number of incentive policies to promote the development of BEV market. The EU will ban the sale of new ICE vehicles such as gasoline vehicles, including hybrid vehicles in 2035. In addition, a couple of European countries have set a clear target year for the ban on the sale of ICE vehicles. For example, Denmark, Sweden, and the Netherlands have proposed to ban the sale of ICE passenger vehicles in 2030. Germany plans to phase out the sale of ICE vehicles in the next decade. As a result, the CAGR of the aggregate sales volume in the four countries from 2022 to 2026 is expected to reach 30.6% and surpass that of the total BEV sales volume in Europe.
BEVs are increasingly welcomed by European consumers with its comprehensive advantages such as environmental-friendliness, cost saving, low noise, fast acceleration, and high intelligence. From 2017 to 2021, the sales volume of BEVs in Europe increased from 141.0 thousand units to 947.0 thousand units, representing a CAGR of 61.0%. It is expected to further increase from 1,579.8 thousand units in 2022 to

4,422.5 thousand units in 2026 at a CAGR of 29.4%. Meanwhile, the percentage of BEVs in NEVs sales volume in Europe increased from 47.3% in 2017 to 55.6% in 2021 and is expected to reach 79.0% in 2026.
Europe BEV Sales Volume, 2017-2026E
Major European Countries BEV Sales Volume, 2017-2026E
											CAGR
Thousand Units	2017	2018	2019	2020	2021	2022E	2023E	2024E	2025E	2026E	2017 – 2021	2022E – 2026E
Germany	25.2	36.2	63.5	194.5	328.4	545.2	785.1	1,036.3	1,295.4	1,567.4	90.0%	30.2%
% of NEV sales in Germany	46.1%	53.5%	58.4%	49.2%	54.6%	64.8%	68.4%	70.5%	71.1%	70.9%
Sweden	4.2	7.1	15.6	28.0	56.1	89.8	124.8	162.2	204.4	247.3	90.8%	28.8%
% of NEV sales in Sweden	21.9%	24.4%	38.6%	29.7%	46.4%	59.7%	64.3%	64.5%	66.4%	65.0%
Netherlands	9.9	24.0	61.7	73.0	60.1	90.2	126.3	170.5	218.2	268.4	57.1%	31.3%
% of NEV sales in Netherlands	89.7%	88.2%	92.6%	83.1%	57.9%	65.7%	66.1%	67.8%	68.8%	69.5%
Denmark	0.7	1.7	5.5	14.3	18.5	33.3	50.3	70.4	94.3	120.7	125.6%	38.0%
% of NEV sales in Denmark	54.9%	35.6%	58.9%	43.9%	38.8%	53.7%	59.2%	62.8%	68.7%	71.9%

Source: Frost & Sullivan Report
Note: The percentage of BEVs in the total sales of NEV in the Netherlands and Denmark experienced a decline in 2021, which was mainly attributed to the adjustments of BEV subsidy policies and tax towards NEVs.
GLOBAL ROBOTAXI MARKET OVERVIEW
With the improvement of autonomous driving and intelligent connectivity technologies, diversified business models such as robotaxi have been gradually promoted by leading players. At present, the majority of BEVs equipped with scalable E/E architecture support OTA technology, which are more suitable for robotaxi and are able to provide better intelligent travel experience compared with traditional ICE vehicles.
With the advancement of key technologies, the improvement of the global traffic management systems and the increasing trust in autonomous driving technologies of consumers, the global robotaxi industry has evolved rapidly from the stage of technology research and development, road testing, to the stage of commercialization exploration. The United States is a pioneer in the global robotaxi market, with leading robotaxi companies gradually achieving commercialization and actively conducting demonstration driving on the public roads. The California Department of Motor Vehicles (“California DMV”) and the California Public Utilities Commission (“CPUC”) have taken the lead to issue the permission for the leading robotaxi operators to carry passengers. In recent years, leading global robotaxi operators have been actively looking for OEM partners around the world to develop new models of robotaxis and begun to provide paid services to the public.
COMPETITIVE LANDSCAPE
According to the Frost & Sullivan Report, major players in China premium BEV market include pure-play BEV companies and traditional OEMs that also produce BEVs. The competition among premium BEV manufacturers concentrates on key factors such as product features, price, product quality and reliability, as well as design, brand awareness and user experience.
Leveraging the recognized product quality and in-depth focus on technology upgrading and efficient supply chain management, ZEEKR 001 has become the second best-selling premium BEV model in China in terms of sales volume, with 49,128 units of delivery between January 2022 and October 2022. Among the top 10 best-selling premium BEV models, ZEEKR 001 has been widely recognized by customers in the shortest time, which demonstrates its superior brand power and product performance.
Top Ten Premium BEV Models by Sales Volume in China (from January 2022 to October 2022)
Ranking	BEV Model	Launch Time	Sales Volume (Units)
1	Tesla Model Y	2019.03	235,193
2	ZEEKR 001	2021.04	49,128
3	NIO ES6	2018.12	38,533
4	BMW iX3	2020.07	20,354
5	NIO ET7	2021.01	18,061
6	NIO EC6	2019.12	16,291
7	NIO ES8	2017.04	12,402
8	NIO ES7	2022.06	4,720
9	BMW i3	2013.07	4,578
10	EQB	2021.04	3,975

Source: Frost & Sullivan Report
Note: Sales volumes were calculated based on the number of vehicle insurance registrations sourced from CATARC.
Since the initial delivery in October 2021, ZEEKR 001 achieved a total delivery of 10,000 units within just 4 months, making it the fastest BEV model ever delivered to such an amount in Chinese mid- to high-end and premium BEV markets.
Comparison of Vehicle Delivery Time from 0 to 10,000 Units of Major
Premium BEV Models in China
Brand	ZEEKR	NIO	BMW	NIO	NIO
Model	ZEEKR 001	ES6	iX3	ET7	EC6
The Time Spent to Deliver 10,000 Vehicles	< 4 months	~7 months	~10 months	~6 months	~7 months

Source: Frost & Sullivan Report
Note: The delivery time is obtained and verified by Frost & Sullivan with references to vehicle insurance registrations sourced from CATARC and official announcement of comparable BEV brands.
Among major premium BEV models in China, ZEEKR 001 has superior performance in various aspects such as space, driving performance, and in-vehicle configurations. Other advanced features of ZEEKR 001 such as voice recognition and pilot assist driving on urban roads are increasingly welcomed by consumers and help ZEEKR 001 stand out from the competition of the premium BEV market in China.

Comparison of Key Features of Major Premium BEV Models in China
Brand	ZEEKR	Tesla	NIO	BMW	Mercedes-Benz
Model	ZEEKR 001	Model Y	ES6	iX3	EQC
Starting Selling Price (000’RMB)(1)	299.0	300.0	386.0	399.9	491.9
Positioning	Cross-over Hatchback	Midsize SUV	Midsize SUV	Midsize SUV	Midsize SUV
Space
Length/ Width /Height (mm)	4970*1999*1560	4751* 2129* 1624	4850* 1965* 1758	4746* 1891* 1683	4774* 1890* 1622
Wheelbase(mm)	3,005	2,890	2,900	2,864	2,873
Driving Performance
Minimum Acceleration Time 0-100km/h (s)	3.8	6.9	5.6	6.8	6.9
Capacity Range of Battery (kW·h)	86-100	60-78.4	75-100	80	79.2
CLTC Range (km)	536-732	545-660	455-610(2)	535-550	440-443
In-vehicle Configurations
Air Suspension System	√(3)	×	√(3)	×	×
Automatic Frameless Door	√(3)	×	×	×	×
Central Touch Screen Size (inch)	15.4	15.0	11.3	12.3	10.25

Source: Frost & Sullivan Report
Note: The features of Length/Width/Height(mm), Wheelbase, Acceleration time from 0 to100 km/h refer to the standard models of the listed BEV models.
(1)
The starting selling prices of the listed BEV models were updated to the prices till November 30, 2022.

(2)
The official disclosure of ES6’s driving range is NEDC range.

(3)
Air suspension system and automatic frameless door are optional configurations of listed models with “ √ ”.

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To create the ultimate experience of mobility life through our technology and solutions.
OVERVIEW
We are a fast-growing BEV technology company. Through developing and offering next-generation premium BEVs and technology-driven solutions, we aspire to lead the electrification, intelligentization and innovation of the automobile industry. Since our inception, we have focused on innovation in BEV architecture, hardware, software, and application of new technologies. Our efforts are backed by our strong in-house R&D capabilities, deep understanding of products, high operational flexibility, and flat, efficient organization structure. Together, these features enable fast product development, launch and iteration, and a series of customer-oriented products and go-to-market strategies.
We strategically spearheaded the premium intelligent BEV market with unique positioning, featuring strong sense of technology, in-house R&D capabilities, stylish design, high caliber performance and premium user experience. Our product portfolio currently includes ZEEKR 001 and ZEEKR 009.
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ZEEKR 001.   With an unwavering commitment to our mission, we released ZEEKR 001 on April 15, 2021, a five-seater, cross-over hatchback vehicle model with superior performance and functionality. Targeting the premium BEV market, ZEEKR 001 is our first vehicle model and the world’s first mass-produced pure electric shooting brake, according to Frost & Sullivan. We began the delivery of ZEEKR 001 on October 23, 2021.

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ZEEKR 009.   On November 1, 2022, we launched our second model, ZEEKR 009, a luxury six-seater MPV model providing a comfortable, ultra-luxury mobility experience for both families and business uses. It is the world’s first premium MPV based on pure-electric platform, according to Frost & Sullivan. ZEEKR 009 has enjoyed wide popularity since launch, and we expect to start the delivery of ZEEKR 009 to the market in the first quarter of 2023.

Going forward, we plan to capture the extensive potential of the premium BEV market globally through an expanding portfolio of vehicles. For instance, we plan to launch SUV and sedan models targeting tech-savvy adults and families in the future. We and Waymo are collaborating on the development of a purpose-built TaaS vehicle built on SEA-M which will be deployed in the United States over the coming years. SEA-M is an advanced version of SEA that is a high-tech mobility solution to support a range of future mobility products including robotaxis and logistics vehicles, laying a solid and flexible foundation for global autonomous driving technology or ride-sharing companies to develop. Through these future models, we intend to provide premium mobility solutions of innovation, comfort and intelligence, as well as a spacious and luxurious high-tech experience with enhanced performance.
As a testament to the popularity of our products and our capabilities, we have achieved a total delivery of 10,000 units of ZEEKR 001 in less than four months after the initial delivery, which, according to Frost & Sullivan, sets a new record among the major mid- to high-end NEV models and premium BEV models in China. In October 2022, we delivered 10,119 units of ZEEKR 001 to the market, making it the first pure-electric premium vehicle model manufactured by a Chinese BEV brand with over 10,000 units of single-month delivery volume, according to Frost & Sullivan. We have delivered a cumulative 66,611 units of ZEEKR 001 as of November 30, 2022, which is among the fastest delivery in the premium BEV market in China from October 2021 to November 2022, according to Frost & Sullivan.
The development of our BEV models is powered by SEA, a set of open-source, electric and modularized platforms compatible with A segment to E segment, covering sedan, SUV, MPV, hatchback, roadster, pick up truck and robotaxi, which have a wheelbase mainly between 1,800mm to 3,300mm. The widely compatible SEA enables robust R&D capabilities, execution efficiency, cost efficiency and control consistency in the vehicle development process, giving our BEVs significant competitive advantages in the market. SEA also offers the flexibility to quickly adopt and accommodate the latest and most advanced technology improvements. For example, we were able to equip ZEEKR 009 with CATL’s latest Qilin battery thanks to the structural flexibility of SEA. Together with our proprietary advanced battery solutions and highly efficient electric drive system, ZEEKR 009’s extended range version is expected to be the world’s first pure-electric MPV model with an over 800km CLTC range and the longest all-electric range in the MPV market, according to Frost & Sullivan.
As a premium BEV brand incubated by Geely Group, we inherit unique competitive edges from Geely Group that are developed through years of execution experience at the frontier of the industry, such as innovative and agile engineering capabilities, robust R&D capabilities, deep industry expertise, extreme attention to safety, top-notch professionals, strong supply chain and manufacturing management capabilities and operational know-how. Geely Group’s powerful and world-class brand equity also echoes product innovation, performance and reliability in its broad customer base, which, in turn, contributes to the significant consumer interest and demand for the ZEEKR brand. These competitive advantages enable us to quickly incorporate the customer needs and concepts into our products and manage the complex operation process to achieve the fast ramp up of production and deliveries. We also leverage Geely Group’s advanced and well-established manufacturing capacity, which helps us retain effective oversight over key steps in procurement, manufacturing and product quality control with minimal capital outlay.
We have strong in-house technological capabilities focusing on electrification and intelligentization. Our industry-leading in-house design, engineering and R&D enable us to achieve high product development efficiency and rapid product iteration, as well as to provide engineering services to external parties. In particular, our in-house capabilities are also supported by (i) our Sweden-based R&D center CEVT in the research and development of intelligent mobility solutions, and (ii) Ningbo Viridi, our PRC subsidiary focused on the products and systems relating to battery, motor and electric control, power solutions and energy storage. Leveraging our in-house E/E Architecture design and operating system, ZEEKR OS, we continuously update our BEV functions through effective and efficient FOTA. We deploy into our BEVs with cutting-edge autonomous driving technology by world-leading players such as Mobileye, and have also announced our plan to integrate NVIDIA’s DRIVE Thor on our centralized vehicle computer for our next generation intelligent BEV. We also offer intelligent cockpit to deliver interactive, immersive and enjoyable driving experiences.
To successfully achieve our mission, we assembled a top-notch management team with diversified yet complementary backgrounds and experiences. Our management team possesses entrepreneurial spirit, deep automotive and technology sector expertise along with customer-centric operation experience, which are essential to driving our future development. Our co-founder and CEO Conghui An has over 25 years’ experience in multiple executive management positions in Geely Group and accumulated profound industry insights and senior management experience with an excellent track record. In addition to ZEEKR, Mr. An has successfully established, developed and operated both Geely and Lynk&Co, two well-established vehicle brands of Geely Group.
We are guided by our customer-oriented principle to provide customers with service and experience in every aspect of their journey with us. We adopt a customer-oriented DTC sales model with a focus on innovative and interactive engagement with our customers. We have established extensive customer touchpoints including seven ZEEKR Centers, 171 ZEEKR Spaces, 22 ZEEKR Delivery Centers and one ZEEKR House as of September 30, 2022. In addition, we closely interact with customers through building an integrated online and offline customer community to provide a holistic experience that goes beyond purchase of intelligent BEVs. Within ZEEKR APP, customers can enjoy one-stop car purchase, charging solution, financial service, roadside assistance, intelligent car control, online shopping of ZEEKR lifestyle products, social interaction, and seamless communication with the customer services team. We also hold a variety of offline customer events to nurture a vibrant ZEEKR user community. Our customer engagement efforts enable us to better understand customer needs to be incorporated into our future product design, and continuously strengthen customer loyalty and stickiness. Underpinned by our superior capability in supply chain and manufacturing planning and management, we are also able to offer a wide range of customized options in terms of vehicle designs and functionalities, which are highly appreciated by our customers.
We have established a comprehensive charging network and provided hassle-free charging services through at-home charging solutions, on-the-road charging solutions and 24/7 charging fleets. The ultra charging stations, in particular, provide users with an ultimate charging experience through our proprietary ultra-fast charging technology developed by Ningbo Viridi. As of September 30, 2022, there are 512 ZEEKR charging stations with different charging capabilities, including 149 ultra charging stations, 249 super charging stations and 114 light charging stations, covering 102 cities in China, further supported by third-party charging stations that cover 335 cities in China with approximately 350 thousand charging piles in total.
We have established in-depth partnerships with a number of internationally renowned smart mobility companies, laying a solid foundation for our business development and global expansion. For example, we collaborate with Mobileye, a subsidiary of Intel and one of our strategic investors, for consumer-ready autonomous driving solutions. We and Waymo are collaborating on the development of a purpose-built TaaS vehicle built on the SEA-M platform which will be deployed in the United States over the coming years. Furthermore, we have deep relationships with a range of leading suppliers, such as CATL, Bosch and Aptiv.
We operate in a rapidly growing market with extensive potential. Driven by improving battery and smart technologies, supportive regulatory policies and enhancement of charging infrastructure, China’s BEV market has substantial room for growth in both volume and BEV penetration. China’s BEV sales volume is expected to be more than quadrupled to 11.3 million units in 2026 from 2021, according to Frost & Sullivan. The premium BEV market is expected to experience an even faster growth, almost increasing to five times the volume in 2021 by 2026, according to Frost & Sullivan. In the future, we also plan to tap into the BEV market in Europe and robotaxi market in the United States. European BEV market has significant size and growth potential, which is expected to reach 4.4 million units in sales volume in 2026, representing a CAGR of 29.4% from 2022 to 2026, according to Frost & Sullivan.
Our revenue from vehicle sales amounted to RMB1,544.3 million and RMB10,820.2 million (US$1,521.1 million) in 2021 and the nine months ended September 30, 2022, respectively, with a gross profit margin of 1.8% and 4.6%, respectively. In addition to vehicle sales, we generated revenues from BEV-related research and development and sales of batteries and other components. Our total revenue amounted to RMB6,527.5 million and RMB18,467.5 million (US$2,596.1 million) in 2021 and the nine months ended September 30, 2022, respectively, with a gross profit margin of 15.9% and 8.4%, respectively.
OUR COMPETITIVE STRENGTHS
An Innovative Automotive Technology Company with Strong Product Offering to Capture Massive Premium BEV Market Opportunity
We are a fast-growing BEV technology company developing and offering next generation premium BEVs and technology-driven solutions to lead the electrification, intelligentization and innovation of the automobile industry. We are an independently-run startup-style company led by key management with diversified backgrounds. Since inception, we have been dedicated to serving our customers leveraging our top-notch technology, advanced product concept and our enriched entrepreneurial spirit that embrace creativity and innovation.
ZEEKR is strategically positioned as a premium BEV brand which delivers ultimate experience covering driving, charging, after-sale service and customer community experience. ZEEKR’s product family meets a wide spectrum of customer needs in different mobility and travel scenarios and is highly customized with a wide selection of vehicle configurations. Within less than 2 years since ZEEKR’s inception, we have launched two commercialized electric vehicle models, ZEEKR 001 and ZEEKR 009. ZEEKR 001 is a five-seater cross-over shooting brake BEV model targeting the premium market and mainly addressing the customer need of practical yet stylish travelling. ZEEKR 009 is a luxury six-seater MPV addressing the customer need of luxury mobility. Our products have been well received by the market as we have achieved a total delivery of 10,000 units of ZEEKR 001 in less than four months since its initial delivery on October 23, 2021, which, according to Frost & Sullivan, sets a new record among the major mid- to high-end NEV models and premium BEV models in China. Waymo recently showcased its ZEEKR vehicle integrated with Waymo's technology at a reveal event in Los Angeles in November 2022.
Our current and future models will be primarily based on Geely Holding’s proprietary SEA, which is highly agile, compatible and enables us to quickly build and launch a wide range of vehicle models catering to different demands in the premium BEV segment. Developed based on SEA, ZEEKR 001 and ZEEKR 009 embody impressive vehicle performance, FOTA-enabled upgrades, superior driving and riding experience, as well as striking and trendy designs that provide a comprehensive smart mobility experience to our customers:
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Outstanding battery and range performance.   The up-to-100kWh battery on ZEEKR 001 supports a maximum CLTC range of 732km, which is ahead of most of the BEV models of our peers, according to Frost & Sullivan. According to Frost & Sullivan, ZEEKR 009 is the world’s first pure-electric MPV model with over 800km CLTC range, and it has the longest all-electric range in the MPV market so far.

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State-of-the-art autonomous driving expertise.   ZEEKR 001 and ZEEKR 009 are equipped with 7nm Mobileye EyeQ5H high performance chips and Falcon Eye Vidar systems, both of which bring out the full potential of ZEEKR’s autonomous driving suite.

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Extensive customization options with fast launch pace enabled by SEA.   We offer customers a large number of different setup combinations and customization options.

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Maverick driving performance that stands out among its peers.   Equipped with industry-leading driving metrics, our BEVs hold the leading position in the industry based on key performance metrics, according to Frost & Sullivan. See “Industry Overview — Competitive Landscape.”

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Premium in-vehicle configurations and distinct exterior design to enhance user experience and meet demands for individuality.   We offer drivers and passengers a suite of in-vehicle configurations featuring comfort and pleasure. According to Frost & Sullivan, ZEEKR 001 offers more competitive specifications compared with BEVs of similar price ranges. Our vehicle also embodies stylish exterior, which is suitable for our customers with bold and expressive lifestyles.

Fast Growth and Success Empowered by Significant Advantages Inherited From Geely Group
Our fast growth and success are empowered by the significant competitive edges inherited from Geely Group for its strong R&D capabilities, brand equity, deep talent pool as well as supply chain management capabilities and operational know-hows that Geely Group accumulated in the past decades.
Our in-depth understanding of the industry and consumers, coupled with the superb R&D capabilities and technology, such as our product development feedback loop from developing car models on platforms and architecture, accumulating testing data, to data analyzing through our self-developed tools and further feeding into the product design, enables us to quickly incorporate the customer needs and concepts into our products. Underpinned by strong operational know-how, we effectively manage the complex processes to provide excellent operation and fast iteration with high efficiency. Leveraging our collaboration with Geely Group, we obtain and maintain stable access to top-tier suppliers, which further improves our supply chain management efficiency and results in fast product delivery, and enables us to enjoy favorable pricing terms and stable supply of key components in our supply chain as well. Benefiting from the contract manufacturing arrangement between us and Geely Group, we leverage Geely Group’s advanced and well-established manufacturing capacity to drive a secured and fast ramp up of production and deliveries. The arrangement allows us to retain effective oversight over key manufacturing and procurement processes and product quality with minimal required capital outlay. Geely Group’s powerful and world class brand equity also echoes product innovation, performance, and reliability in its broad customer base, which in turn contributes to the significant consumer interest and demand for ZEEKR vehicles. Our senior management team, some of whom coming from Geely Group with extensive industry experience, are determined and competent to embrace industry trends and open to challenges and disruptions.
Committing to face the challenges head-on, we have further improved our business model and operational strategy. With a flat organizational structure and inclusive culture, we have focused on innovation and technological advancement in E/E Architecture, hardware, software, and application of new technologies, enabling fast product launch and iteration, and customer-oriented products and go-to-market strategies. We adopt DTC model to provide superior customer experience and interactive customer engagement across the product lifecycle through our ZEEKR Center, ZEEKR Space, ZEEKR Delivery Center and ZEEKR House, and have established a comprehensive charging network to provide convenient charging experience. We are well equipped to adapt to rapid evolution and agile development to face the challenges in a new mobility industry, primarily including connectivity, autonomous driving technology sharing, and electrification.
Dedication to Delivering Superior User Experience and Creating User Community
BEV companies brought direct customer engagement and improved after-sale user experience to automobile industry. Through our direct customer engagement after vehicle sales, we are able to identify areas for improvement swiftly and provide regular updates on the key functionalities of our BEVs, leveraging our strong FOTA technologies and capabilities, throughout the product lifecycle. This helps us identify and meet evolving customer demands. We have embedded ample room for future upgrades given the flexibility of our SEA and advanced hardware, such as Mobileye Q5H chips. With such continuous upgrades, we aim to create an enduring intelligent BEV experience for our customers.
Our DTC sales model enables us to extensively and precisely reach and engage with our targeted customers. This self-owned network gives us direct control over the sales and marketing process and allows us to achieve transparent pricing and sales terms, high efficiency in communicating with users and delivering services compared with incumbent automakers’ dealership models in China. By leveraging our existing local resources, we are also in the process of establishing additional ZEEKR Houses in the dealership shop area to maximize the cluster effect and provide our customers with superior one-stop experience. In addition, as a key component of our customer service, we offer a wide range of after-sales services and value-added services, such as ZEEKR Care and ZEEKR Carefree Packages. For details, see “— Our Sales and Services — After-sales Services and Value-added Services.”
We provide our customers with a comprehensive and innovative suite of charging solutions, integrating at-home charging solutions, on-the-road charging solutions and 24/7 charging fleets. In addition to offering 7kW self-branded charging stalls for home-use, we are developing ultra charging piles for ZEEKR Power’s charging stations. With the help of our mobile charging map, customers can easily locate charging piles operated by an affiliate or third-party partners. Furthermore, our 1-on-1 24/7 charging services help to ensure an extensive and supportive charging solutions coverage.
Through ZEEKR APP and our offline sales and service network, we further enhance the user experience by building an integrated online and offline user community where our customers can enjoy a holistic experience that goes beyond purchase of intelligent BEVs. We also organize extensive online and offline events to enhance communication with our customers, offer comprehensive services and extend into other areas of their daily life.
Industry-leading Technology and R&D Capabilities Supporting Product Leadership and Fast Iteration
As a tech-driven enterprise, we conduct R&D based on deep industry insights and strong creative thinking. Our industry-leading R&D capabilities enable us to achieve high product development efficiency and rapid product iteration with respect to electrification and intelligentization. Our strong, experienced R&D talent pool includes a large number of specialists spanning across vehicle design, autonomous driving, electronic and electrical architecture, software engineering, electronics and connectivity technologies.
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E/E Architecture.   We adopt a state-of-the-art and proprietary centralized E/E Architecture, namely ZEEA 2.0. It is based on a domain-integrated architecture, a system where only four Domain Control Units (“DCUs”) enable the end-to-end control of the whole vehicle. The centralized structure reduces production cost and vehicle weight, and enhances communication efficiency between software. On software development, we have built well-designed connectivity routes and system applications based on ZEEA 2.0, which enables us to conduct software upgrade for user experience enhancement more easily, such as a recent upgrade on the control functions of the automatic frameless doors. We are developing a more highly centralized E/E Architecture, ZEEA 3.0, to help us achieve a more efficient, integrated vehicle enablement and FOTA upgrades.

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Autonomous Driving.   We offer cutting-edge autonomous driving technology through partnerships with world-leading players. We have established partnerships with leading L2 to L4 AD player Mobileye. Relying on collaboration with Mobileye, we have already launched the ZAD ADAS system and deployed this system in ZEEKR 001 and ZEEKR 009. The full ZAD package offers customers advanced ADAS functions, including changing lanes and pilot assist driving on highways.
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Smart Cockpit.   The smart cockpit in our BEVs uses intelligent infotainment system to provide a seamless connectivity between our users and vehicle through our AI-enabled voice interaction command system, AI Mate, and face recognition technologies. With such technologies and designs, our smart cockpit provides our customers with interactive, immersive and enjoyable driving experiences by easily controlling our state-of-the-art driving and riding functions through voice commands and a central touch screen. With continuing upgrades for our intelligent infotainment system, we have also embedded ample room for future upgrades to the cockpit hardware with standardized ports that allow easy future replacement. On July 11, 2022, we released a new generation of smart cockpit configuration with an industry-leading Qualcomm 8155 chip that improves the CPU computing power by 177% and GPU computing power by 94%. This upgrade was also provided free of charge to existing customers whose ZEEKR 001 have been delivered and has received wide customer acclaim.

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SEA.   SEA is an open-source, pure electric and modularized platform integrating hardware and software. We have a unique advantage in utilizing SEA as our R&D teams include many specialists from Geely Group’s EV Research Institute who have extensive experience with SEA. Leveraging SEA through licensing cooperation with Geely Holding, we develop various car models in a fast and cost-efficient manner catering to customers’ needs. The platform also enables automakers to deliver products that offer superior customer experience in terms of both performance and comfort, such as full-scenario efficient software solutions, supercar driving experience, excellent CLTC range, strong safety performance, and advanced autonomous driving. SEA-M, which is developed by CEVT under ZEEKR, is a platform tailored for autonomous driving and future smart mobility.

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E-Platform Structure.   We have strong proprietary EV hardware technologies and R&D capabilities, such as those relating to e-powertrain and charging solutions, among others. For instance, Ningbo Viridi is focused on the R&D, production and sales of key EV components, including the products and systems of battery packs, motor and electric control, and charging solutions. Ningbo Viridi is among the first players in China to have developed battery packs with energy density larger than 160Wh/kg, and also a leading player to have launched the three-in-one powertrain integrating motors, electronic control, and reducer systems. Ningbo Viridi’s charging solution can offer up-to-360kW charging piles deployed in the ultra charging stations. Currently, Ningbo Viridi is also in the progress of developing the front and rear dual-motor technologies. Our designs support 400kW max power, 768Nm max torque, 97.9% highest motor efficiency and 16,500 r/min highest rotation speed.

Strategic Partnership with Global Industry Leaders Bringing Synergies Throughout Product Lifecycle
In addition to our collaboration with Geely Group, we establish strategic partnerships with a number of industry-leading companies in China and overseas that generate huge synergies in our business. Strategic partnerships with global industry leaders are a strong endorsement of our capabilities, helping us advance our core capabilities in the development of BEV technologies and solutions.
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Mobileye.   We began to collaborate for ADAS technologies in 2021 with Mobileye, the subsidiary of Intel, one of our strategic investors, and a world-leading self-driving company. We are the first to deploy Mobileye EyeQ5H chipset on BEVs in China, according to Frost & Sullivan. We also plan to work with Mobileye to jointly launch the world’s first L4 autonomous driving capabilities for the consumer market in 2024.

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Waymo.   We are working with Waymo, a leader in L4 autonomous driving technology, to supply vehicles for the Waymo One Fleet. We and Waymo are collaborating on the development of a purpose-built TaaS vehicle built on the SEA-M platform which will be deployed in the United States over the coming years.

We have built extensive partnerships with our suppliers. In this regard, we enjoy significant competitive edges from Geely Group for its long-term relationships with major suppliers, enabling us to have stable supply of industry-leading key components. For instance, we work with CATL, one of our strategic partners and investors, in the field of battery solutions. As a global leader of new energy innovative technologies, CATL helps us have more flexibility in battery supply chain than our peers. In addition, we partner with several other world-leading auto parts suppliers, such as Bosch and Aptiv.
Visionary and Experienced Senior Leadership and World Class Management Team
Our chairman, Shufu Li, is the founder and chairman of Zhejiang Geely Holding, who founded Geely Holding in 1986. Under his leadership, Geely Holding has grown rapidly and has ranked among Fortune 500 companies for nine consecutive years. Our co-founder and chief executive officer, Conghui An, is the president of Zhejiang Geely Holding and has worked in Geely Group for over 25 years. Mr. An has successfully led the establishment of renowned brands within Geely Group, such as Lynk&Co. These industry veterans, with decades of industry experience and strategic insights through several cycles of the auto industry, provide us with valuable resources, visionary strategies, and exceptional execution capabilities.
Our management team in charge of daily business operations is a combination of Geely Group’s selected top talents from various departments and also elite veterans hired outside of Geely Group who carry expertise across many areas, such as automotive, consumer electronics and software globally and in China, creating a world class team. This enables us to develop automotive business know-how quickly, leveraging on Geely Group’s years of experience in the industry, and to bring in a diverse mentality and culture into daily business, which lead to our unique position in the industry.
We also have a multinational team with motivated talents working closely together. Our team for CEVT is based in the heart of Sweden’s automotive cluster and with direct access to Europe, one of the world’s largest car markets. This team brings world-class design and engineering expertise and talents to ZEEKR which help facilitate future innovation and development.
OUR GROWTH STRATEGIES
We are pursuing the following growth strategies to achieve our mission.
Continue to invest in R&D in electrification and intelligentization
To drive continuous mobility advancement and offer ultimate driving experience to customers, we will continue to further our R&D efforts in vehicle electrification and intelligentization. We will also continue to integrate and apply the latest technology from our R&D efforts to specific vehicle models.
For instance, we expect to continue enhancing the electrification level of our BEVs by applying an 800V electric system with quadruple electric motors into our BEVs to extend the maximum CLTC range, shorten the charging time, lighten the body weight, and optimize the vehicle performance. We will strive to enhance the intelligent level of our BEVs. We are in the progress of developing ZEEA 3.0, the enhanced E/E Architecture to be adopted in our future BEV models that enables streamlined and efficient vehicle enablement and control via the combination of centralized computation and DCUs. Furthermore, we are developing upgraded SEA to empower our future products. In addition, we intend to work with our strategic partners with respect to the L4 autonomous driving technologies and solutions.
Continue to develop new models to expand the breadth of product portfolio
An enriching product portfolio is key to attracting more customers, expanding our presence in BEV market in China and globally, as well as ensuring our sustainable growth in the long term. Therefore, we intend to launch new BEV models appealing to a wide customer base by leveraging, among others, our in-house R&D capabilities, our ability to utilize SEA, our proprietary operating system as well as our E/E Architecture. Going forward, we plan to expand product portfolio to serve different customer needs in various scenarios. We will offer a suite of BEVs, such as sedans, SUVs and robotaxis. We also plan to work with our partners to develop technologies and solutions, such as next-generation driving technologies, to improve our product offerings.
Expand our international footprints
We intend to carry out our global strategies and expand our market presence by exploring overseas market opportunity, such as the BEV market in Europe and the robotaxi market in the United States. We also plan to expand our sales network by cooperating with Geely Group’s various brands by leveraging their extensive existing overseas sales and distribution network.
Continue to strengthen our agile development capability and operation efficiency
We will continue to implement our lean production approach to enable us to streamline our operational efficiency, production flexibility and long-term business growth. In particular, we will continue to improve our supply chain efficiency by managing costs and ensuring timely delivery.
Going forward, we plan to strictly adhere to our production schedule to the actual order status and our product development timeline. In addition, we intend to use technology to further improve our management and operation capabilities, helping us reduce the costs and expenses relating to the production process. We also plan to follow the internal quality control protocols and policies to minimize operational costs, rework or expenses arising from quality issues.
Continue to expand sales and service network and enhance customer engagement
We plan to strengthen our sales and service network to increase our interaction and engagement with existing and prospective customers. To build a comprehensive sales and service network, we plan to continue the investment in and the development of our DTC model and broaden our offline and online customer community.
For instance, we plan to launch a number of ZEEKR Houses across China in the near future to increase our customer engagement and brand exposure. We will continuously hold online and offline events on a regular basis through ZEEKR APP, such as “Light up the City” urban marketing tours, Z-Talk seminars, Z-Foodie reviews, and “Color the City” life experience gatherings. For details, see “— Our Sales and Services — Direct Sales and Service Model.”
Continue to improve customers’ experience with full lifecycle services
In the future, we strive to enhance our customers’ experience with us, primarily by launching a series of flexible value-added services and ancillary services catering to their needs during the entire product lifecycle. For instance, we offer long-term and short-term vehicle subscription to attract users to drive our BEVs, thus generating customer leads and increasing brand awareness. For our existing customers, we will further enhance our value-added services, such as convenient 24/7 charging services and certified pre-owned programs, to enhance their loyalty and stickiness. We also plan to offer subscription-based software and services to meet diverse customer needs and create more monetization opportunities.
OUR VEHICLES
We are strategically focused on the design, engineering, development and sales of premium BEVs featuring cutting-edge technology, drivability and user experience. We leverage extensive R&D capabilities, deep industry know-how and synergies with Geely Group to tap into China’s massive, fast-growing premium BEV segment with great market potential. According to Frost & Sullivan, the sales volume of premium BEVs in China is expected to increase from 622.5 thousand units in 2022 to 1,898.4 thousand units in 2026 at a CAGR of 32.1%. For details of the growth trend of premium BEV sales in China, see “Industry Overview — China NEV and BEV Market Overview.”
In 2021, we released and started to deliver ZEEKR 001, our first mass-produced premium BEV model. In November 2022, we launched our second vehicle model, ZEEKR 009, and expect to start delivery in the first quarter of 2023. Going forward, we plan to offer an expanded product portfolio to meet varied customer demands and preferences. For instance, we plan to launch SUV and sedan models targeting tech-savvy adults and families, as well as robotaxis for next generation mobility services.
We are a market player with a China focus and global aspirations. Currently, we mainly market and sell our products in China, the largest BEV market globally in 2021, according to Frost & Sullivan. In the future, we also plan to tap into the BEV market in Europe and robotaxi market in the United States. For details of our plan to increase our global footprint, see “— Our Growth Strategies.”

ZEEKR 001
Our first mass-produced BEV model, ZEEKR 001, is a premium cross-over shooting brake BEV model developed based on our proprietary R&D capabilities, deep market insights and SEA. It is a unique, stylish and versatile BEV model with a suite of technologies targeting the premium BEV market.
The following diagram illustrates the exterior and interior of our ZEEKR 001.
We released ZEEKR 001 on April 15, 2021 and started delivery on October 23, 2021. Since its release, ZEEKR 001 has been well received by the market driven by its superior performance, stylish design and functionality that meet diversified customer needs and provide outstanding mobility experience. In October 2022, we delivered 10,119 units of ZEEKR 001 to the market, making it the first pure-electric premium vehicle model manufactured by a Chinese BEV brand with over 10,000 units of single-month delivery volume, according to Frost & Sullivan. We have delivered a cumulative 66,611 units of ZEEKR 001 as of November 30, 2022, which is among the fastest delivery in the premium BEV market in China from October 2021 to November 2022, according to Frost & Sullivan.
The following chart summarizes the monthly deliveries of ZEEKR 001 for the last six months.
Months in 2022	Delivery Volume (units)
November	11,011
October	10,119
September	8,276
August	7,166
July	5,022
June	4,302
We have meticulously designed ZEEKR 001 to provide comprehensive and luxury mobility experience featuring ultimate performance, comfort and technology.
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Performance.   ZEEKR 001 is equipped with a max power of 400kW and a max torque of 768Nm, significantly better than most of the vehicles developed by other BEV companies in China, according to Frost & Sullivan. ZEEKR 001 can accelerate from 0-100 km/h in 3.8 seconds, and the braking distance from 100 km/h to a complete stop is only 34.5 meters, delivering both drivability and safety to drivers and passengers.

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Comfort.   Developed based on SEA, ZEEKR 001 is featured with more spacious in-cabin space compared to peer products, according to Frost & Sullivan. ZEEKR 001 offers the drivers and passengers a large legroom to relax during the trip. ZEEKR 001 typically offers a 4,970mm vehicle length, a 1,999mm vehicle width, a 1,560mm vehicle height and a 3,005mm wheelbase. We utilize proprietary and third-party technologies to enable an interactive, immersive and enjoyable mobility experience. For further details, see “— User Experience.”

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Technology.   We incorporate a series of proprietary technologies into ZEEKR 001. Our operating system, ZEEKR OS, enables ZEEKR 001 to be operated efficiently with streamlined underlying capabilities, and we have recently launched ZEEKR OS 3.0 with a range of updates. Our BEVs offer various advanced autonomous driving technologies, including those delivered by our third-party partners, such as Mobileye. We also use FOTA to continuously enhance ZEEKR 001’s performance.

The following diagram illustrates the key features of ZEEKR 001. For a detailed comparison between the key features of ZEEKR 001 and other premium BEV models in China, see “Industry Overview — Competitive Landscape.”

Power	Battery Capacity **100kWh**	CLTC Range **650km**	Charging for 120km **5min**	Charging from 10% to 80% **30min**
Performance	Max Power **400kW**	0-100km/h Acceleration **3.8s**	100km/h-0 Braking Distance **34.5m**	Moose Test **82km/h**
Connectivity	Frameless Automatic Door **Power Door**	Head Up Display **14.7-inch**	Smart Cockpit **ZEEKR OS**	Top Audio System **YAMAHA**
Intelligence	High Performance Chip **7nm Mobileye EyeQ5H**	Vidar System **Falcon Eye**	Algorithm Platform **Skeleton Recognition**	Autonomous Driving **ZEEKR AD**

Note:   This chart shows the configuration of the ZEEKR 001 YOU model.
Since the first delivery in October 2021, we derived revenues of RMB1,544.3 million and RMB10,820.2 million (US$1,521.1 million) from the sales of ZEEKR 001 in 2021 and the nine months ended September 30, 2022, respectively, representing 23.7% and 58.6% of our total revenues during the same periods, respectively.
ZEEKR 009
Our second BEV model, ZEEKR 009, is a luxury six-seater MPV featuring a comfortable mobility experience. ZEEKR 009 was officially launched on November 1, 2022, following which we began taking reservations. ZEEKR 009 enjoyed wide popularity since launch, and we expect to commence the delivery in the first quarter of 2023.

The following diagram illustrates the exterior and interior of our ZEEKR 009.
Targeted at families and business groups, ZEEKR 009 is purposely designed to deliver safety, comfort and durability.
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Safety.   The vehicle body of ZEEKR 009 is made of one-piece high-strength rear-end aluminum to effectively absorb impacts in a collision. As a testament of its safety, ZEEKR 009 is the first MPV model that passed the frontal center column collision test in the world, according to Frost & Sullivan. Same as ZEEKR 001, ZEEKR 009 uses leading driving assistance technologies to ensure improved driving safety. For details, see “— Our Competitive Strengths — Industry-leading Technology and R&D Capabilities Supporting Product Leadership and Fast Iteration.”

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Comfort.   ZEEKR 009 provides passengers with complete comfort and relaxation during the trip. With a wheelbase of 3,205 mm and width of 2,024 mm, ZEEKR 009 holds six leather chairs in a spacious vehicle cabin of approximately 7.4 square meters. Passengers can also enjoy a variety of entertainment on the road with the ceiling-mounted 15.6-inch screen and intelligent in-cabin interaction system. Chairs in the first two rows are also equipped with massage function. The air suspension system is able to adjust the ground clearance, giving drivers and passengers a comfortable experience regardless of road conditions, and allows the vehicle height to be adjusted for passengers’ easy access.

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Performance.   Equipped with CATL’s Qilin battery, as well as our proprietary advanced battery solutions and highly efficient electric drive system, ZEEKR 009’s extended range version is expected to be the world’s first pure-electric MPV model with an over 800km CLTC range and the longest all-electric range in the market so far, according to Frost & Sullivan. ZEEKR 009 also has a 400kW max power and a max torque of 686Nm.

The following diagram illustrates the key features of ZEEKR 009.

Note:   This chart shows the configuration of ZEEKR 009 ME model.
E-Platform Structure
Our E-Platform Structure integrates our battery solutions, electric drive system and chassis. Together, they make up for a powerful system of drivability, functionality and safety that propels our BEVs on the road.
Battery Solutions
Our ZEEKR 001 and ZEEKR 009 offer safe, efficient and durable battery solutions.
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Our ZEEKR 001 can be equipped with (i) 100 kWh battery packs developed by CATL or (ii) 86 kWh battery packs developed by CATL or Ningbo Viridi, depending on different vehicle versions. In particular, CATL’s 100 kWh battery packs deliver reliability and safety using Ni55 battery cells, enabling our ZEEKR 001 to have a 732km maximum CLTC range. With highly efficient battery packs, ZEEKR 001 can be charged from 10% to 80% within 30 minutes, and it can travel approximately 120km after only a five-minute charge. We also plan to launch ZEEKR 001 equipped with CATL’s Qilin battery, which enables ZEEKR 001 to have an expected maximum CLTC range of over 1,000 km.

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Our ZEEKR 009 will be equipped with (i) 140 kWh Qilin battery packs or (ii) 116 kWh battery packs, both developed by CATL, depending on different vehicle versions. ZEEKR 009 is expected to become the first mass-produced BEV model equipped with CATL’s Qilin battery, which gives it an 822km maximum CLTC range.

The battery packs developed by Ningbo Viridi can also be enhanced by its proprietary battery management system, or BMS, to manage and optimize the battery performance, durability and safety. For details of the battery solutions and technologies of Ningbo Viridi, see “— Ningbo Viridi.”
Electric Drive System
Our magnetism electric drive system is featured with high efficiency and power density, and adaptive to multiple driving conditions. Empowered by SEA, our electric drive system also delivers premium performance. The motor of ZEEKR 001 has the maximum rotation speed of 16,500/r per minute and a 97.86% maximum motor efficiency. These enable ZEEKR 001 to reach the maximum speed of over 200km/h and accelerating from 0-100km/h in 3.8 seconds. The motor of ZEEKR 009 has the maximum rotation speed of 16,500/r per minute and a 98.5% maximum motor efficiency. These enable ZEEKR 009 to reach the maximum speed of approximately 190km/h and be capable of accelerating from 0-100km/h in 4.5 seconds.
Chassis
Our chassis has a number of advanced systems developed on SEA, including air suspension system, electromagnetic damping system and double-wishbone, multi-link suspension structure. The chassis of our BEVs are equally balanced between the front and the rear. The vehicle body is equipped with four sets of air suspensions that are standard on ZEEKR 009 and optional on ZEEKR 001. These suspensions adjust ground clearance, making it adaptive to different road conditions. The damping system uses a 1,000Hz electromagnetic shock absorber to enhance stability and soften the vehicle brake.
A key feature of our chassis is the 360-degree protection around the battery packs. The vehicle parts around the battery packs are reinforced with high-strength metal alloys of steel and honeycomb aluminum material. Hence, the battery pack will not experience severe damage even if the vehicles are collided from the sides. We use double body construction with high-density aluminum on our BEV models, which protects battery packs from impacts underneath the vehicle. For the rear end, we ensure the safety of the battery packs in high-speed collisions through a safety design that controls collision deformation away from the battery pack area and directs the collision energy to the outside of the body.
User Experience
Our smart cockpit is featured with an intelligent infotainment system, providing a seamless connectivity between our users and vehicles, as well as superior experience for both drivers and passengers featuring the following.
Interactive
The smart cockpits of our BEVs, powered by Qualcomm Snapdragon 8155 chip, provide advanced in-cabin interaction and personalized experience. For instance, our AI Mate could interact with the drivers and passengers via various voice commands, the face ID function in our BEVs recognizes the different drivers and adjusts the cabinet to the driver’s personalized settings.
In addition, our BEVs are equipped with interactive in-cabin head-up display system (HUD), offering both driving-assistant and entertainment functions, such as route and speed. Using the central touchscreen deployed on our ZEEKR 001 and ZEEKR 009, drivers and passengers may easily control the air-conditioner, the side windows, the seat adjustments and the lighting in the vehicle. Additionally, the drivers can interact with the touch-sensitive steering wheel for a more dynamic driving experience.
Immersive
Our BEVs offer full immersion to the drivers and passengers. For instance, the smart seats in our BEVs offer automatic heating and massaging functions, helping the drivers and passengers relax during long trips.

The state-of-the-art YAMAHA sound system allows the drivers and passengers to enjoy high-quality audio anytime. We are also developing the upgraded acoustic system to offer high definition in-car audio. The intelligent fragrance system automatically gives off a nice smell in the car, making the journey pleasant all the way. We believe such full immersion allows users to fully concentrate and help increase safe driving.
Enjoyable
We provide an effortless mobility experience through our BEVs. The automatic frameless doors equipped with ZEEKR 001 serve as a convenient function in a series of scenarios, such as when the drivers pick up their kids or carry groceries. The air suspension system is able to adjust the ground clearance, giving drivers and passengers a comfortable experience regardless of road conditions. In addition, a light touch on the door handle automatically closes the door without further movement. According to Frost & Sullivan, we are one of the earliest vehicle brands to offer frameless automatic doors on BEVs in China.
OUR TECHNOLOGIES
Technology is the core of our vehicle development. Since our establishment, we have made significant investments in our technological capabilities and research and development efforts. In 2021 and the nine months ended September 30, 2022, our research and development expenses amounted to RMB3,160.3 million and RMB3,153.6 million (US$443.3 million), respectively, representing 48.4% and 17.1% of our total revenues for the same periods, respectively. Relying on these efforts, we have built a full-range technology stack including (i) E-Platform Structure, (ii) E/E Architecture, (iii) ZEEKR OS, (iv) FOTA, and (v) ZEEKR AD.
E-Platform Structure
We leverage strong in-house R&D capabilities to develop the E-Platform Structure of our vehicles, which primarily cover our battery solutions, our electric drive system and our chassis. For details of our E-Platform Structure, see “— Our Vehicles — E-Platform Structure.”
Electrical and Electronic Architecture
Our self-developed electrical and electronic architecture, or E/E Architecture, is an integrated system that controls core vehicle functions relating to passenger comfort, convenience, and connectivity. It converges electronics hardware, network communications, software applications and wiring, enabling vehicle body, security, infotainment and other functionalities to be controlled through electronic components and software.
Currently, our BEVs adopt ZEEA 2.0, an industry-leading E/E Architecture enabling autonomous driving, connectivity, electrification and smart mobility. We develop ZEEA 2.0 and its core capabilities, such as CEM and gateway, through our in-house R&D capabilities, demonstrating our strong technological capabilities in terms of software development.
Our ZEEA 2.0 has the following key features and advantages.
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DCU-controlled architecture.   Through our ZEEA 2.0, the complicated vehicle functionalities are centralized into couples of electronic units, each of which controls a specific area of the BEVs, or a “domain”. We refer to these units as “Domain Control Units,” or DCUs. Relying on our integration capability, we use as few as four DCUs to control the entire vehicle, namely autonomous driving unit, cockpit unit, chassis unit and electric drive unit. This not only greatly decreases the costs associated with software development and production, but also allows us to continuously enhance vehicle performance through FOTA.

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Efficient underpinning structure.   ZEEA 2.0 is constructed upon FlexRay standard and Hundred Meg Ethernet, or HME, which is one of the leading underlying structures compared with CAN FD protocol and Fast Ethernet used by most of our peers, according to Frost & Sullivan. This underpinning structure delivers a number of advantages to our ZEEA 2.0, such as convenient API-enabled upgrades and the ability to concurrently develop multiple BEV models.

Our ZEEA 2.0 allows us to enhance our vehicles’ performance in an easy and efficient manner via FOTA. For our advanced FOTA capabilities, see “— Firmware Over-the-Air”. Our ZEEA 2.0 is widely recognized across the industry. We have received certificates from SGS in Europe and from UL in the United States, both of which are world-renowned testing institutions, to prove that our ZEEA 2.0 has qualified for ISO26262 standard in safety integrity level.
In the future, we plan to launch ZEEA 3.0, a highly integrated and enhanced E/E Architecture to be adopted in our future BEV models that enables streamlined and efficient vehicle control via the combination of centralized computation and DCUs. We expect that the ZEEA 3.0 will continue to use our proprietary technology stacks and our self-developed operating system, ZEEKR OS.
ZEEKR OS
ZEEKR OS is the proprietary distributed BEV operating system running on our E/E Architecture. It improves our BEVs’ processing capabilities across different scenarios by assigning appropriate capabilities to services, functions or applications based on their real-time demands. For instance, it optimizes the data transmission and processing for our BEVs’ view cameras so that the data from these cameras can support 360-degree display function and parking assistance function based on the actual system demand.
ZEEKR OS runs on a number of mainstream kernels, such as Linux and QNX. Using core capabilities such as network diagnosis and management, service enhancement, safe management and power management, ZEEKR OS achieves seamless connection among the kernel, services and vehicle-level applications, such as cockpit services, autonomous driving and energy services, thus ensuring a safety, reliable and accurate vehicle operation. Recently, we have launched ZEEKR OS 3.0, an updated operating system with a variety of key updates, such as full-speed active cruise control, intelligent anti-skid control and AI Mate intelligent assistant.
As an example, the following diagram illustrates the structure of our ZEEKR OS deployed based on ZEEA 3.0.
Firmware Over-the-Air
We offer full lifecycle updates to our BEVs through FOTA to keep enhancing the drivability, functionality and user experience under multiple driving scenarios. This allows our vehicles to keep pace with the latest market development, evolving technological advancement and customer preference, thus constantly bringing improved experiences to our customers. Within 100 days since the vehicle delivery, we have completed two major FOTA updates with over 30 new features added for ZEEKR 001. In 2022, we have released five rounds of FOTA updates to ZEEKR 001 so far, which optimized the door control, seat adjustment, facial recognition, drive range improvement and air conditioning functions, among others.
ZEEKR AD — ADAS & Autonomous Driving Solution
As a pioneer in the automobile industry, we have been and will continue to devote ourselves to the deployment of next-generation autonomous driving solutions.
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ZEEKR 001 and ZEEKR 009 deploy the autonomous driving technologies: (i) skeleton recognition, which enables our BEVs to predict the pedestrians’ next move by analyzing their body postures and to maneuver the vehicle accordingly, and (ii) assistant-driving, which assists drivers in various driving scenarios, such as highway lane-changing and parking.

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In addition, ZEEKR 001 and ZEEKR 009 are equipped with advanced hardware developed by our partners, such as the 7nm Mobileye EyeQ5H chip, and Falcon Eye Vidar System with seven 8-megapixel cameras. According to Frost & Sullivan, we were the first to deploy Mobileye EyeQ5H chipset on BEVs in China.

We plan to continuously upgrade the autonomous driving technology on our BEVs.
Vehicle Design and Engineering
We have strong in-house capabilities in vehicle design and engineering, covering the entire product development process from conception to completion. Currently, our vehicle design and engineering team consists of (i) our Sweden-based staff who mainly focus on vehicle exterior design and R&D on future mobilities, especially collaborations, and (ii) our Hangzhou-based staff who implement R&D activities for vehicle-mounted technologies. For details of our R&D team, see “— Research and Development.”
The design and engineering process usually has the following key steps. Our vehicle design and engineering team would initially go through rounds of internal discussions to determine the vehicle theme. Guided by the ascertained theme and principles, team members would prepare several sketches of the exterior and interior design, and continuously optimize to the final single shape. The vehicle structure will be finalized after rigorous model testing and verification. After the model parameters are determined, our vehicle design and engineering team will liaise with the factory to carry out mold making and vehicle assembly, and carry out simultaneous verification of the entire vehicle to ensure consistency between design and production.
Sustainable Experience Architecture
Introduced in 2020, SEA is a set of open-source, electric and modularized platforms that innovates, streamlines and optimizes the design and engineering of BEVs. The R&D efforts for SEA was initiated inside Geely Group as early as 2016, and was announced in 2020. Our ZEEKR 001 is the first mass-produced vehicle model among BEVs developed based on SEA.

The following diagram illustrates the key features and advantages of SEA.
SEA is developed inside Geely Group, whose portfolio BEV brands are authorized to adopt SEA in its BEV development process. Because we participate in SEA development and pilot in building mass-produced vehicles with SEA, we have more extensive experience, knowledge and insight of SEA compared to other Geely-related brands. Our key R&D members were in charge of SEA design and development from the very beginning. As we continue to use SEA in our research and development, we will leverage our experience, know-how and technological capabilities to further improve its performance on a rolling basis.
SEA has the following key technological advantages.
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Technology Enablement.   Thanks to the modular architecture of SEA, we can give BEVs superior performance in various aspects, such as range, NVH, charging, braking and steering. In addition, we use FOTA to equip our vehicles with the latest technology, enabling efficient and smart driving throughout the vehicle lifecycle. Leveraging our insight of SEA, we significantly shorten the concept-to-completion process of our various models. SEA also decreases the development costs associated with the engineering costs with its modularized capabilities.

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Compatibility.   SEA supports the BEV development of all sizes and types from A segment to E segment, covering sedan, SUV, MPV, hatchback, roadster, and robotaxi. According to Frost & Sullivan, SEA is the BEV development architecture with the largest bandwidth in the world, allowing the BEV manufacturers to have a range of options with respect to vehicle body, battery packs, motor, chassis and braking. For instance, SEA enables the vehicles to have long wheelbase and short front/rear overhang, offering more comfort to the passengers with extended in-cabin space.

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Open-source.   SEA is open for and accessible to other BEV manufacturers, who can use 3D data and full range of services ranging from exterior design to manufacturing on SEA. According to

Frost & Sullivan, SEA is one of the first open-source platforms in the BEV segment. The open-source feature of SEA enables us to utilize technology progress developed by other portfolios brands in Geely Group.
CHARGING SOLUTIONS
Charging is key to BEVs’ performance, user experience and the BEV manufacturers’ business development. As such, we have made efforts to advance our charging capabilities to help us deliver superior experience to drivers of our BEVs. Through ZEEKR Power, an entity in which each of Geely Auto and us owns 70% and 30% equity interest, respectively, we have built an extensive network of charging solutions that offers efficient and convenient power access to customers.
The network of ZEEKR-branded charging solutions spans across China, including (i) at-home charging solutions, (ii) on-the-road charging solutions and (iii) mobile charging services. Customers may make payments for charging services with various convenient methods on ZEEKR APP.
The following diagram illustrates the charging solution network in China as of September 30, 2022.
At-Home Charging Solutions
The plug-and-charge at-home charging solutions feature a 7kW/11kW charging pile installed at our customers’ own parking spaces. In addition to charging, these home-use charging piles enable other user-friendly functionalities, such as remote engine start, automatic vehicle recharge, shared vehicle control among family members and automatic malfunction detection.
Our customers may place orders for the home-use charging piles through ZEEKR APP. We help customers complete the electricity setups and offer assistance and guidance through the entire installment process. As of September 30, 2022, 29,605 customers have chosen to purchase and install our at-home charging solutions, representing the majority of deliveries of ZEEKR 001 as of the same date.

On-The-Road Charging Solutions
The on-the-road charging solutions comprise charging stations operated by ZEEKR Power. ZEEKR APP also helps drivers locate and get to nearby third-party charging stations. As of September 30, 2022, there are 512 charging stations operated by ZEEKR Power, including 149 ultra charging stations, 249 super charging stations and 114 light charging stations, covering 102 cities in China. As of the same date, there are approximately 30,000 third-party charging stations with approximately 350 thousand charging piles on ZEEKR APP, covering 335 cities in China.
In particular, the on-the-road charging solutions comprise the following:
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Ultra charging station.   The ultra charging stations provide up-to-360kW chargers to customers. We are one of the earliest to use proprietary liquid-cooling technology in China, according to Frost & Sullivan, which allows the charging process to be shortened by approximately 30% to 40% as compared to conventional 150kW–240kW chargers. The liquid-cooling technology uses 24mm diameter charging cables, making it significantly lighter than conventional cables and allowing drivers to plug in the cable with one hand.

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Super charging station& light charging station.   Customers who need a prompt quick recharge can use the super charging stations and light charging stations that are installed with up-to-240kW chargers and up-to-20kW light chargers, respectively.

Charging Fleets
We also have a dedicated fleet of charging vans and supporting teams that provide one-on-one, on-the-road charging services around the clock. Our charging fleets cover over 35 cities in China, which include both self-owned and outsourced charging vans.
NINGBO VIRIDI
Ningbo Viridi is one of our subsidiaries that generates revenue by implementing the production, sales and after-sales services relating to battery packs, motor and electric control, charging solutions and energy storage products and systems. We control 51% equity interest in Ningbo Viridi. For details of our equity interests in Ningbo Viridi, see “Our History and Corporate Structure.”
The product portfolio of Ningbo Viridi includes the products and systems of (i) battery packs, (ii) motor and electric control, (iii) charging solutions, and (iv) energy storage products. Ningbo Viridi has a facility in Ningbo, China with a gross floor area of approximately 226,577 square meters, where it holds the product manufacturing and testing. Ningbo Viridi hosts three production lines, each for battery packs, motor and electric control products and its proprietary battery management system, or BMS, products.
Ningbo Viridi mainly supplies the products to vehicle brands inside Geely Group and us. In 2021 and the nine months ended September 30, 2022, the revenues generated from the business operations of Ningbo Viridi amounted to RMB2,385.7 million and RMB6,671.8 million (US$937.9 million), respectively, representing 36.5% and 36.1% of our total revenue for the same periods, respectively.
Ningbo Viridi is also a key R&D center for us. For a detailed discussion of the research and development activities conducted by Ningbo Viridi, see “— Research and Development — Ningbo Viridi.”
RESEARCH AND DEVELOPMENT
Our R&D Talent Pool
We built an industry-leading R&D team with extensive industry knowledge and experience. Over the years, we have recruited R&D talents from Geely Group as well as other established technology companies. Our R&D team consists of members who are professional and recognize our corporate goals. We have developed three designated teams focused on vehicle-mounted technologies and six R&D centers dedicated to autonomous driving, ZEEKR OS, E/E Architecture, software and internet.

Our Technology
As of September 30, 2022, our R&D team consisted of 5,662 professionals in fields such as vehicle development, vehicle design, electric vehicle structure development, and auto-pilot. As of the same date, our R&D personnel specialized in software development and technology amounted to 4,292, representing 75.8% of our total R&D employees.
CEVT
China Euro Vehicle Technology AB, or CEVT, is our Sweden-based R&D center founded in 2013 that is strategically focused on the following aspects.
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CEVT conducts R&D activities relating to the products that we plan to roll out in overseas markets, such as Europe and the United States. These products include, among others, (i) next-generation mobility solutions, such as robotaxi, (ii) passenger BEVs satisfying local standards and requirements, and (iii) a series of digital offerings, such as data analytics tool, smart cockpit and fleet operation.

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CEVT also implements the development of a variety of BEV-related technologies and capabilities, such as user-centric system with in-vehicle, cloud and mobile functionalities, in-vehicle centralized architecture, as well as cloud-based data management platform for IoT devices, user experiences and data analytics. CEVT also provides specific R&D services on a project basis.

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In addition, CEVT is developing SEA-M, an advanced version of SEA featuring autonomous driving and future smart mobility, to support ZEEKR’s next-generation BEVs. SEA-M is designed to enable mobility solutions that fulfill different use cases with superior driving experience, ultra-long durability and the capabilities for ongoing upgrades. We expect the BEVs developed on this platform will have a number of innovative features, such as no B-pillar, coach door and advanced air-conditioning technologies. SEA-M will further facilitate our design for future BEV models.

As of September 30, 2022, CEVT consists of 1,021 employees, most of whom are focused on key fields such as mobility technologies and solutions and prospective products.
Ningbo Viridi
Ningbo Viridi’s R&D efforts are mainly focused on the following areas.
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Battery pack.   Ningbo Viridi innovates and pioneers a series of industry-leading battery products and solutions for BEVs, HEVs and PHEVs, featuring high level of energy, convenience and safety. For instance, its batteries are onboard of vehicles with a CLTC range of 536km to 732km, and their energy capacity can be replenished from 10% to 80% within approximately 30 minutes. In addition, Ningbo Viridi has developed the BMS to ensure performance, efficiency, and durability of battery packs. Based on AutoSar architecture and ISO26262, Ningbo Viridi’s BMS achieves the safety standard of ASIL C. Ningbo Viridi’s batteries and BMS have been deployed on a number of BEV brands in Geely Group.

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Motor and electric control.   Ningbo Viridi is devoted to the research and development of motor and electric control products of high performance and efficiency, as well as low weightiness and better NVH. Currently, the 200kW motor of Ningbo Viridi has been deployed on our ZEEKR 001 and ZEEKR 009, among other vehicle brands.

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Charging solutions.   Ningbo Viridi’s charging solution offers on-board charger solutions and charging pile solutions, such as the up-to-360kW charging piles deployed in our ultra charging station. Ningbo Viridi’s charging solution is compatible with SUVs, BEVs, HEVs, PHEVs and other passenger vehicles, and is consistent with product standards in China, the United States, Europe, Japan and South Korea. Ningbo Viridi is also developing the charging piles with liquid cooling function.

Ningbo Viridi owns a vast pool of talents, consisting of over 1,500 professionals as of September 30, 2022 with profound backgrounds in automobile, mechanics and other related fields.

COLLABORATION AND STRATEGIC PARTNERSHIPS
To generate synergies, enhance operational efficiency and facilitate long-term sustainable growth, we proactively work with Geely Group and its portfolio brands, as well as selected third-party partners in our ordinary course of business.
Our Collaboration with Geely Group
As a BEV brand incubated by Geely Group, our collaboration with Geely Group and its portfolio brands is crucial to our business. To date, we have collaborated with Geely Group in various key aspects relating to BEV business, such as research and development, procurement, manufacturing, and logistics, which, among others, allow us to have a stable supply of industry leading components. For details of these collaborations, see “Our Relationship with Geely Group.” We also work with Geely Group’s portfolio brands in areas such as vehicle after-market services.
Our Partnership with Third Parties
We have built robust relationships with established businesses and brands along the BEV value chain and related segments.
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Our strategic partners.   We collaborate with many leading businesses who generate a synergy effect with us in the long term. We started to cooperate with Mobileye to develop ADAS in 2021. We are the first to deploy Mobileye EyeQ5H chipset on BEVs in China, according to Frost & Sullivan. We also plan to work with Mobileye to jointly launch the world’s first L4 AD vehicle for the consumer market in 2024. We and Waymo are collaborating on the development of a purpose-built TaaS vehicle built on the SEA-M platform which will be deployed in the United States over the coming years.

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Our supply chain collaborators.   We form collaborations with a spectrum of suppliers. For instance, ZEEKR 009 is expected to become the first mass-produced BEV model equipped with CATL’s Qilin battery, which gives it an 822km maximum CLTC range. The diversified supply chain collaborators offer us advantages in supply chain safety, commercial arrangements, as well as access to new technologies. In our procurement process, we choose suppliers based on a variety of factors, such as technological expertise, product quality, manufacturing capacity, price and market reputation.

OUR SALES AND SERVICES
Direct Sales and Service Model
We adopt customer-oriented and go-to-market philosophy. Our professional, efficient in-house sales and marketing team is in charge of our DTC sales network, especially in key aspects such as site selection, construction and operation of our sales centers, as well as a series of delivery and after-sales services. We are committed to building a DTC sales model to provide customers with a full lifecycle superior experience and value-added services.
As of September 30, 2022, approximately 62.7% employees of our sales and marketing team have extensive backgrounds in new energy and retail.

Our sales network consists of ZEEKR Center, ZEEKR Space, ZEEKR Delivery Center, and ZEEKR House. The following diagram illustrates the geographic allocation of our sales network as of September 30, 2022.

South China Sea Islands
ZEEKR Center
ZEEKR Space
ZEEKR House
ZEEKR Deliver Center

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ZEEKR Center.   Our ZEEKR Center, the high-end showroom of our brand and products and the hub for customer community, events and interaction, is conveniently located in urban commercial centers where we directly engage and interact with customers. ZEEKR Center is the key touchpoint in our sales and service network, through which we interact with prospective or existing customers to build our community, enhance our brand reputation, and understand their demands. Each ZEEKR Center typically takes up 300 square meters to 600 square meters, giving our customers ample spaces to hold offline events or have a leisure time. As of September 30, 2022, we have seven ZEEKR Centers in China.

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ZEEKR Space.   Our customers try out our products and technologies, as well as a wide range of events in ZEEKR Space, which usually takes up 100 square meters to 300 square meters in commercial areas. As of September 30, 2022, we have 171 ZEEKR Spaces in China. Among those, we have launched 29 Pop-Up ZEEKR Spaces in China, which have more flexible leasing terms than the usual ZEEKR Space and help us get in touch with an expanded customer base.

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ZEEKR Delivery Center.   We use ZEEKR Delivery Centers for product delivery. As of September 30, 2022, we have 22 ZEEKR Delivery Centers in China, most of which are located at facilities with large areas outside urban commercial centers to allow for vehicle storage and simultaneous delivery.

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ZEEKR House.   We launch additional ZEEKR House in areas where car dealer shops are located across different tiers of cities in China, which allow us to utilize the cluster effect and provide our customers with superior one-stop experience. Leveraging the service network of our sister brands in Geely Group, we plan to develop our ZEEKR House cost-effectively and rapidly, with our own ZEEKR brand and design, and our own staff to be in charge of ZEEKR House’s daily operation. As of September 30, 2022, we have one ZEEKR House in China.

Through the ZEEKR App, prospective customers can place orders by (i) for ZEEKR 001, paying a non-refundable deposit of RMB5,000, and (ii) for ZEEKR 009, paying a refundable deposit of RMB5,000 or a non-refundable order deposit of RMB10,000. In addition to the order deposit, for ZEEKR 009, the customers must pay certain amount of non-refundable production deposit before their vehicles officially enter into production procedures. Relying on our strong supply chain management capabilities inherited from Geely Group, we enable our customers to choose from a vast pool of configurations, such as vehicle color, wheel hub size and style, air suspension system option, automatic door option, sound system, intelligent air conditioning package and seat ventilation. For ZEEKR 001 and ZEEKR 009, within 72 hours after the payment of the non-refundable order deposit (the “Configuration Confirmation Period”), we will notify the prospective customers to confirm various details about the vehicles. Upon the lapse of the Configuration Confirmation Period, the orders will automatically be locked and the customers will not be allowed to change the configurations of their vehicles. Our delivery specialists will follow up with customers on pre-delivery matters, such as vehicle financing services and home charger installation. Once the vehicles arrive at delivery centers, our delivery specialists will contact the customers to arrange delivery, and the customers will pay the remaining purchase amount upon vehicle delivery.
Customer Community
Customers are of the essence to our success. We strengthen the relationship between our brand and customers by building and nurturing a customer community that encompasses their journey before, during and after the vehicle sales. ZEEKR APP provides our customers with a closed-loop service that covers the full cycle of their purchase. Through ZEEKR APP, our customers learn about our brand, products, technology, purchase options, and financial services. As of September 30, 2022, ZEEKR APP has over 751 thousand registered users.
We organize online and offline customer activities to share user experience and product knowledge. For the nine months ended September 30, 2022, we organized over 3,000 customer events, such as “Light up the City” urban marketing tours, Z-Talk seminars, Z-Foodie reviews, and “Color the City” life experience gatherings, reaching nearly 46,000 audiences across over 90 cities. Our users also co-develop ZEEKR branded merchandises with us. We have achieved a positive loop of user referrals. Especially, we establish a close partnership with customers with influence and referral capabilities via various offline events. In addition, we have developed a user rewarding and growth system. By referring new customers to us, our existing customers earn points that can be used to redeem services, such as free charging.
After-sales Services and Value-added Services
Our after-sales services comprise a suite of lifetime caretaking packages to customers that cover the entire product lifecycle, such as quality assurance, roadside assistance, 5G data package and recharge services.
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Warranty policies.   Currently, our warranty for ZEEKR 001 provides (i) a four-year or 100,000-kilometer limited warranty for BEVs for non-business use, (ii) a one-year or 100,000 kilometer limited warranty for BEVs for business use, and (iii) an eight-year or 200,000 kilometer limited warranty for battery packs, electric drive system and system assembly- high and low voltage charging. Currently, our warranty for ZEEKR 009 provides (i) a six-year or 150,000 kilometer limited warranty for BEVs owned by the first owner for non-business use, (ii) a one-year or 100,000 kilometer limited warranty for BEVs for business use, and (iii) a lifetime warranty for battery packs, electric motors, and electric motor controllers for BEV owned by the first owner for non-business use.

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ZEEKR Care.   ZEEKR Care is our customer support initiative. It uses intelligent solutions to remotely monitor the vehicle conditions and diagnose potential technical issues. If the vehicle malfunctioned, drivers may request immediate roadside assistance online and the 24/7 user companion through our nationwide service network. ZEEKR Care covers 149 cities in 33 provinces across China as of September 30, 2022. Since the delivery of ZEEKR 001, ZEEKR Care has performed over 1,000 times of accident assistance, approximately 169,000 consultation services and 45,000 vehicle deliveries.

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Other customer services.   We also provide a suite of customer services that we bring to their homes, such as doorstep maintenance, through our “ZEEKR Carefree Packages.” In addition, ZEEKR Power began to offer “Power Delivery” services since the fourth quarter of 2021. Upon request, we drive customers’ BEV to nearby charging stations and bring it back to customers’ designated place when the charging is finished. Currently, Power Delivery services have covered 35 cities in China.

We offer a variety of value-added services to serve and engage our customers. For instance, we plan to offer short to long-term vehicle subscription to attract users to drive our BEVs. We also offer certification services to users’ pre-owned vehicles in connection with their vehicle trade-ins. We provide a variety of products relating to mobility life we sell through our online community. We also collaborate with Genius Auto Finance, a vehicle financing solution provider under Geely Auto, as well as a number of commercial banks, such as China Construction Bank, Industrial Bank, Bank of China and Industrial and Commercial Bank of China, with quality service capabilities, to facilitate auto finance for our customers. We do not charge any financing service fees and are not obligated to facilitate any financing, and we do not bear credit risk for such financing. Prior to delivery, we will open the application portal on ZEEKR APP or at ZEEKR Delivery Centers, through which customers can submit loan applications. Our customers may make repayments directly to financial institutions.
Marketing
Our marketing team is led by professionals with extensive experience. As of September 30, 2022, we have 3,920 members in our sales and marketing team.
We mainly use online marketing campaigns to further enhance our brand equity and acquire customers. They primarily include (i) ZEEKR APP, (ii) our official accounts on online social media platforms, such as Weibo and WeChat, and (iii) advertising placements on online portal, such as general news portals and auto news portals. We proactively collaborate with KOLs and KOCs to promote our brands through their social media channels. In addition, our customers often create and promote online contents regarding our products and brand, giving us a strong word-of-mouth referrals on Internet. We also use our offline sales network to attract traffic and convert prospective leads. For details, see “— Direct Sales and Service Model.”
COMPETITION
We face intense competition from the major players in China’s premium BEV market, which primarily includes pure-play BEV companies and traditional OEMs that also produce BEVs, according to Frost & Sullivan. The competition among premium BEV manufacturers concentrates on key factors such as product features, price, product quality and reliability, as well as design, brand awareness and user experience. We may also in the future face competition from new entrants that will increase the level of competition. For a detailed discussion, see “Industry Overview — Competitive Landscape.”
Our current and potential competitors may have more financial, technical, manufacturing, marketing and other resources than we do, and may be able to devote significant resources to the design, development, manufacturing, distribution, promotion, sale and support of their products. In particular, we also expect to compete with international competitors when entering Europe and US markets in the future. For a discussion of risks relating to competition, see “Risk Factors — Risk Related to Our Business and Industry — China’s BEV market is highly competitive, and demand for BEVs may be cyclical and volatile.”
MANUFACTURING AND QUALITY CONTROL
Manufacturing
We take a lean production approach whereby we aim to optimize the operating efficiency and product quality. Currently, our vehicles are manufactured in the ZEEKR Factory. Pursuant to a cooperative contract with Geely Holding in 2021, while Geely Holding is in charge of the manufacturing, we retain effective oversight of key manufacturing and procurement processes and product quality. We have assigned a designated team led by our senior management to supervise this process.
Quality Control
Our all-rounded quality control system is designed to provide our customers with full lifecycle care and assurance regarding the key aspects of a vehicle, ranging from product design to after-sales services. Before a new product is released, we typically run vehicle testing measures, including critical testing measures, to ensure high quality.
For example, prior to our delivery of ZEEKR 001 in October 2021, we had performed approximately 1.44 million kilometers of road tests including enhanced reliability tests on proving grounds and vehicle durability tests on roads for general users. The tests cover road environment tests under extreme working conditions such as extreme temperatures and humidity as well as high altitudes. We not only resolve quality issues as they emerge, but also preemptively assess and prevent issues. Before the mass production of ZEEKR 001, we conducted special inspection and prevented the safety, environmental protection, reliability issues that other automakers have encountered.
INTELLECTUAL PROPERTY
We have developed a number of proprietary systems and technologies, and our success depends on our ability to protect our core technology and intellectual property. We utilize a combination of patents, trademarks, copyrights, trade secrets and confidentiality policies to protect our proprietary rights.
As of September 30, 2022, we had 474 patents (including 30 invention patents) and 711 pending patent applications, which we have invested significant resources to develop. In addition, we have been licensed 433 and 215 registered trademarks in mainland China and overseas from Geely Holding, respectively, and Geely Holding has 603 pending trademark applications relating to our business in China and certain other jurisdictions. As of the same date, we also had 26 registered software copyrights and 270 registered domain names.
DATA SECURITY AND PROTECTION
With the level of intelligence and connectivity of vehicles, and our highly integrated ZEEKR APP that interacts with the customers, we place strong emphasis on data security and protection. We have established a data committee consisted of senior management and various R&D departments to raise the overall compliance awareness. We have implemented procedures, including those incorporated into our APP development process and our New Product Development System, to ensure that each new APP function or new vehicle feature to be released is compliant with applicable privacy protection and data security laws, whether in the PRC or overseas. We have established access control mechanism and authorization system to regulate our employees’ actions in relation to user information and proprietary data in order to protect user privacy and data security while meeting business requirements.
In addition, we employ a variety of technical solutions to prevent and detect risks in user privacy and data security, such as data loss prevention tools, encryption and log audit. We have established a laboratory dedicated to enhancing the security of our vehicle connectivity. Our internal data security team as well as external data security experts constantly examine and test our data security system to ensure that any vulnerability identified is fixed immediately.
We have obtained a number of industry standards with respect to data security and protection, such as ISO 27001, ISO 27701 and ISO 38505. ISO 27001 and ISO 27701 are widely accepted standards in the field of information security and privacy protection. ISO 38505 is the world’s first management system certification for enterprises’ data security management. Obtaining these certifications is a recognition for us in privacy protection, network security and information security.
EMPLOYEES
As of December 31, 2020 and 2021 and September 30, 2022, we had 2,884, 7,749 and 12,580 employees, respectively. The following table sets forth a breakdown of our employees categorized by function as of September 30, 2022.
Function	Number of Employees	Percentage (%)
China
Research and Development	4,641	36.9
Sales and Marketing	3,920	31.2
Manufacturing	1,569	12.5
General and Administrative	1,429	11.4
Sweden
Research and Development	1,021	8.1

As of September 30, 2022, 11,559 of our employees were based in mainland China, and 1,021 of our employees were based in Sweden. Substantially all of the overseas research and development staff are those engaged by CEVT.
We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team. As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the national or local government regulations from time to time. In addition, we generally enter into standard employment agreements containing confidentiality, intellectual property and non-compete provisions with our employees. The non-compete restricted period typically expires by an agreed period after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.
We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.
INSURANCE
We benefit from various insurance policies to safeguard against risks and unexpected events. We benefit from property insurance, public liability insurance, commercial general liability insurance, and employer’s liability insurance. We provide social security insurance for our employees as required by relevant applicable laws and regulations. We expect to procure and maintain business interruption insurance or key-man insurance in the future. We believe that our insurance coverage is adequate to cover our key assets, facilities, and liabilities.
PROPERTIES
We are headquartered in Ningbo, China. Currently, we own land use rights with respect to one parcel of land in Ningbo of approximately 226,577 square meters and the ownership with respect to the plants thereon for the term ending on November 29, 2067.
We have also leased a number of our facilities. The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities as of September 30, 2022. In addition to below, we have leased other properties used for vehicles sales and deliveries.
Location	Approximately Size in Square Meters	Primary use	Lease term
China
Hangzhou	15,801.2	Office	October 15, 2021 – April 14, 2025
Ningbo	15,000.0	R&D center, office	May 22, 2021 – December 31, 2022
Shanghai	2,716.0	Office	December 15, 2021 – December 14, 2024
Shanghai	1,048.0	R&D center, Office	December 15, 2021 – December 14, 2024
Sweden
Gothenburg	800.0	Storage, work shop	March 1, 2018 – February 28, 2028
Gothenburg	503.0	Office	June 1, 2017 – December 31, 2023
LEGAL PROCEEDINGS
We are currently not a party to any material legal or administrative proceedings, which will cause serious interference to our commercial operation. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. For the relevant risks, see “Risk Factors — Risks related to our Business and Industry — We may from time to time be subject to claims, disputes, lawsuits and other legal and administrative proceedings.”

REGULATION
This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.
Regulation Related to Compulsory Product Certification
According to the Administrative Regulations on Compulsory Product Certification as promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ, which was merged into the SAMR afterwards, on July 3, 2009, and last amended and became effective on November 1, 2022, and the Announcement of the SAMR on Optimizing Catalog of Products Subject to Compulsory Certification (2020 Revision), or the Compulsory Certification Catalog, published by the SAMR on April 21, 2020, and became effective on the same day, SAMR is responsible for the quality certification of automobiles and the relevant accessories including motor vehicle tires, brake linings, automobile seat belts, among others. Automobiles and the aforementioned accessories must not be sold, exported or used in operating activities until they are certified by certification authorities designated by CAA as qualified products and granted certification marks.
Regulations Related to Automobile Sales
Pursuant to the Administrative Measures on Automobile Sales promulgated by the MoF which became effective on July 1, 2017, the local commerce authorities above the county level shall supervise and manage the sale of automobiles and their related service activities within their administrative areas; automobile suppliers and dealers are required to file with the relevant authorities through the national automobile circulation information system operated by the competent commerce department within 90 days after the receipt of a business license. Where there is any change to the information filed, automobile suppliers and dealers must update such information within 30 days after such change. Automobile suppliers and dealers shall sell the automobiles, accessories and other related products that comply with relevant national regulations and standards. Dealers shall make clear in their business premises the prices of the products sold and the standard charges for various services, and shall not increase the price of sales nor charge additional fees beyond the marked price. In respect of the vehicle products for sales, dealers shall also make clear the quality assurance, the warranty services and other after-sales service policies that consumers need to know.
Regulations Related to the Recall of Defective Automobiles
On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013 and was amended on March 2, 2019. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to these administrative provisions, manufacturers of automotive products are required to take measures to eliminate defects in the products they sell and recall all defective automotive products. Failure to recall such products may result in a compulsory order to recall the defective products from the quality supervisory authority of the State Council. If an operator conducting sales, leasing, or repairs of vehicles discovers any defect in any automotive products, it must cease to sell, lease, or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement, or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automotive products in accordance with the relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law, and revocation of licenses.
Pursuant to the Implementation Rules of the Administrative Provisions on Defective Automotive Product Recalls, which was promulgated by the QSIQ on November 27, 2015 and last amended by the SAMR on October 23, 2020, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the SAMR. Where any defect is found during the investigation, the manufacturer must cease to manufacture, sell, or import the relevant automotive products and recall such products in accordance with applicable laws and regulations.

On November 23, 2020, the SAMR issued the Circular on Further Improving the Regulation of Recall of Automobiles with Over-the-Air (OTA) Technology, pursuant to which automobile manufacturers that provide technical services through OTA are required to complete filing with the SAMR and those who have provided such services through OTA must complete such filing before December 31, 2020. In addition, if an automaker uses OTA technology to eliminate defects and recalls its defective products, it must make a recall plan and complete a filing with the SAMR.
According to the Notice on the Filing of Online Upgrade of Automotive Software promulgated and implemented by the MIIT Equipment Industry Development Center on April 15,2022, filing shall be made for a vehicle manufacturer that has obtained the manufacturing permission license for road vehicles, the vehicle products with OTA upgrade function produced by it and the OTA upgrade activities conducted, with tiered filing based on the impact assessment of specific upgrading activities. In particular, it can be divided into three categories: (1) for upgrading activities not involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance enterprises may directly conduct such upgrading activities after filing; (2) for upgrading activities involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises shall submit verification materials to ensure that the products comply with national laws and regulations, technical standards and specifications as well as other relevant requirements. Among them, for upgrading activities involving the change of technical parameters in the Notice, enterprises shall apply for product change or extension with the MIIT in accordance with the management requirements of the Notice before filing such upgrading activities, with such upgrade subject to the completion of product admission under the Notice according to the process so as to ensure the consistency of vehicle product production; and (3) for upgrading activities involving vehicle autonomous driving functions (level 3 and above of driving automation classification), they should be approved by the MIIT.
Regulations Related to Product Liability
Pursuant to the Product Quality Law of the PRC promulgated on February 22, 1993 and latest amended on December 29, 2018, the market supervision and administration department under the State Council is in charge of the national supervision of product quality, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may make a claim for compensation from the producer or the seller of the product. Producers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and/or fines. Earnings from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.
Regulations Related to Electric Vehicle Charging Infrastructure
Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which became effective on July 14, 2014, the Guidance Opinions of the General Office of the State Council on Accelerating the Development of Charging Infrastructures of the Electric Vehicles, which became effective on September 29, 2015, the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020), which became effective on October 9, 2015, and the Development Plan for the New-energy Vehicle Industry (2021-2035), which became effective on October 20, 2020, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction permits from the relevant authorities.
The Circular on Accelerating the Development of Electrical Vehicle Charging Infrastructures in Residential Areas promulgated by the NDRC, the National Energy Administration, or the NEA, the MIIT and Ministry of Housing and Urban-Rural Development, or the MOHURD on July 25, 2016, provides that the operators of electrical vehicle charging and battery swap infrastructure are required to be covered under liability insurance policies to protect the purchasers of electric vehicles, covering the safety of electric vehicle charging.

Regulation Related to Government Subsidies and Exemption of Vehicle Purchase Tax for Purchasing New Energy Vehicles
On April 22, 2015, the MoF, the Ministry of Science and Technology, or the MOST, the MIIT and the NDRC jointly promulgated the Circular on Financial Subsidies on the Promotion and Application of New Energy Vehicles from 2016 to 2020, or the NEV Financial Subsidies Circular, which took effect on the same day. The NEV Financial Subsidies Circular provides that those who purchase new energy vehicles specified in the Catalog of Recommended New Energy Vehicle Models for Promotion and Application issued by the MIIT, or the Recommended NEV Catalog, may enjoy government subsidies. A purchaser may purchase a new energy vehicle from a manufacturer by paying the price deducted by the subsidy amount, and the manufacturer may obtain the subsidy amount from the PRC central government after such new energy vehicle is sold to the purchaser. Furthermore, a preliminary phase-out schedule for the provision of subsidies during the period from 2016 to 2020 contained in the NEV Financial Subsidies Circular specifies that the subsidy amount per vehicle, or subsidy criteria, for the years 2017 to 2018 will be reduced by 20% compared to that of the year 2016, and the subsidy criteria for the years 2019 to 2020 will be reduced by 40% compared to that of the year 2016.
On December 29, 2016, the MoF, the MOST, the MIIT and the NDRC jointly promulgated the Circular on Adjusting the Subsidy Policies on Promotion and Application of New Energy Vehicles, or the Circular on Adjusting the NEV Subsidy Policies, which became effective on January 1, 2017, to enhance the technical requirements and adjust the subsidy criteria of qualified new energy vehicles in the Recommended NEV Catalog. The Circular on Adjusting the NEV Subsidy Policies caps the subsidy amount from the local governments at 50% of the subsidy amount from the central government, and further specifies that national and local subsidies for purchasers purchasing new energy vehicles (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% as compared to the then-existing subsidy standards.
According to the Notice of Adjusting and Improving the Policies on the Government Subsidies for Promotion and Application of New Energy Vehicles or the 2018 Notice of the Polices on Government Subsidies for Vehicles and the Notice of Further Improving the Policies on Government Subsidies for Promotion and Application of New Energy Vehicles or the 2019 Notice of the Polices on Government Subsidies for Vehicles jointly promulgated by the MoF, the MOST, the MIIT and the NDRC between 2018 and 2019, the aforementioned notices gradually adjusted the subsidy scheme for the promotion of new energy vehicles and the product technical specifications for new energy vehicles.
The subsidy standard is reviewed and updated on an annual basis. On April 23, 2020, the MoF, the MOST, the MIIT and the NDRC jointly issued the 2020 Subsidy Circular, which took effect on the same day. According to the 2020 Subsidy Circular, the 2020 subsidy standard reduces the base subsidy amount by 10% for each NEV, sets subsidies for 2 million vehicles as the upper limit of annual subsidy scale, and provides that national subsidy shall only apply to an NEV that is either (i) with the sale price under RMB300,000 or (ii) equipped with a battery swapping mechanism. The 2021 subsidy standard, effective from January 1, 2021, was provided in the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles jointly promulgated by the MoF, the MOST, the MIIT and the NDRC on December 31, 2020, or the 2021 NEV Financial Subsidies Circular. According to the 2021 NEV Financial Subsidies Circular, the 2021 subsidy standard reduces the base subsidy amount by 20% for each NEV on the basis of that for the previous year. Further, the current 2022 subsidy standard, effective from January 1, 2022, was provided in the 2022 Subsidy Notice jointly promulgated by the MoF, the MOST, the MIIT and the NDRC on December 31, 2021. The 2022 Subsidy Notice provides that the subsidies for new energy vehicles purchased in 2022 will be generally lowered by 30% compared to the previous year with limited exceptions in the area of public transport, and the total number of new energy vehicles in China that will be entitled to such subsidies should be no more than two million each year and only NEVs with an manufacturer suggested retail price of RMB300,000 or less before subsidies are eligible for such subsidies. Such subsidies will be eliminated at the end of 2022.
For the exemption of vehicle purchase tax, on December 26, 2017, the MoF, the SAT, the MIIT and the MOST jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, or the Announcement on Exemption of Vehicle Purchase Tax. On June 28, 2019, the MoF and the SAT jointly issued the Renewal of Preferential Policies on Vehicle Purchase Tax, or the Renewal Announcement. Pursuant to the Announcement on Exemption of Vehicle Purchase Tax and the Renewal Announcement,

from January 1, 2018 to December 31, 2020, the vehicle purchase tax which is applicable for NEVs is not imposed on purchases of qualified new energy vehicles listed in the Catalog of New Energy Vehicle Models Exempt from Vehicle Purchase Tax, or the NEV Catalog, including NEVs listed before December 31, 2017. On April 16, 2020, the MoF, the SAT and the MIIT jointly issued the Announcement on Exemption of Vehicles Purchase Tax for New Energy Vehicles, with effect from January 1, 2021, which extends the vehicle purchase tax exemption period until December 31, 2022. Such vehicle purchase tax exemption policies has been further extended to December 31, 2023 in accordance with the Announcement on Extending the Policies concerning the Exemption of New Energy Vehicles from Vehicle Purchase Tax issued by the MoF, the SAT and the MIIT.
Regulations Related to NEV License Plates
In recent years, in order to control the number of motor vehicles on the road, certain local governments in China, such as Shanghai, Tianjin, Shenzhen, Guangzhou, and Hangzhou, have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for NEVs, which makes it easier for NEV purchasers to obtain license plates. For example, in Shanghai, local authorities will issue new license plates to qualified NEV purchasers pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with ICE vehicle purchasers.
Regulations Related to Autonomous Driving
On July 27, 2021, the MIIT, the Ministry of Public Security and the Ministry of Transportation issued the Circular on the Norms on Administration of Road Testing and Demonstration Application of Intelligent Connected Vehicles (Trial Implementation), or the Road Testing Norms, which became effective on September 1, 2021, and is the primary regulation governing protocol of road testing and demonstration application of intelligent connected vehicles in the PRC. Pursuant to the Road Testing Norms, any entity intending to conduct the road testing and demonstration application of intelligent connected vehicles must apply for and obtain a temporary license plate for each tested vehicle. To qualify for such temporary license plate, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technology research or testing of automobiles and automobile parts, which has established protocols to test and assess the performance of autonomous driving functionalities of intelligent connected vehicles and is capable of conducting real-time remote monitor of the tested vehicles, and has the ability to ensure the network security of tested vehicles and remote monitoring platform; (ii) the tested vehicle must be equipped with a driving system that can switch between autonomous driving mode and human driving mode in a safe, quick and simple manner and ensures human driver to take control of the tested vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring of the condition of the tested vehicle and is able to transmit real-time data of the tested vehicle, such as the control mode, location and speed; (iv) it must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver of corresponding vehicle types with more than three years driving experience and a track record of safe driving and is familiar with the testing protocol or application scheme for autonomous driving systems and proficient in operating the system; and (v) it must provide the Safety Self-declaration, the result of risk assessment on network security, the proof of corresponding measures taken against such risk and other materials to the competent department, and insure each tested vehicle for at least RMB5 million against vehicle accidents or provide a letter of guarantee covering the same. In addition, as to the demonstration application, the applicant entity could also be a consortium of several independent legal persons and has the operational capability of demonstration application and relevant scheme.
On March 24, 2021, the Ministry of Public Security issued the Draft Proposed Amendments of the Road Traffic Safety Law, or the MPS Proposed Amendments. The MPS Proposed Amendments clarify, among others, the requirements related to road testing of, and access by, vehicles equipped with autonomous driving functions, as well as regulating how liability for traffic violations and accidents will be allocated. The MPS Proposed Amendments stipulate that vehicles equipped with autonomous driving functions should first pass tests in closed roads and venues and obtain temporary license plates before embarking on road testing. Further, such road testing should be conducted at designated times, areas and routes in accordance with the law. After passing the road test, vehicles equipped with autonomous driving functions can be manufactured, imported and sold in accordance with the relevant laws and regulations, and those needing access to the road must apply for motor vehicle number plates. The MPS Proposed Amendments provide that when vehicles equipped with autonomous driving functions and human driving modes are involved in road traffic violations or accidents, the responsibility of the driver or the autonomous driving system developer shall be determined in accordance with laws, as well as the liability for damage. For vehicles on the road that are equipped with autonomous driving functions without human driving modes, this liability issue should be separately dealt with by relevant departments of the State Council.
Regulation Related to Value-added Telecommunications Services
Among all of the applicable laws and regulations, the PRC Telecommunications Regulations, or the Telecom Regulations, promulgated by the PRC State Council in September 25, 2000 and most recently amended on February 6, 2016, is the primary governing law, and sets out the general framework for the provision of telecommunications services by domestic PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations distinguish basic telecommunications services from value-added telecommunications services, or VATs. VATs are defined as telecommunications and information services provided through public networks. A telecom catalog was issued as an attachment to the Telecom Regulations to categorize telecommunications services as either basic or value-added, which was most recently updated in June 2019. Internet information services, or ICP services, are classified as VATs according to the telecom catalog.
The Administrative Measures on Telecommunications Business Operating Licenses promulgated by the MIIT in 2009 and most recently amended in July 2017, sets forth more specific provisions regarding the types of licenses required to operate VATs, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. In addition, pursuant to the Administrative Measures on Internet Information Services promulgated by the State Council in 2000 and amended in 2011, internet information services refer to the provision of information through the internet to online users, and are divided into commercial internet information services and non-commercial internet information services. A provider of commercial internet information service must obtain the ICP License for internet information service. If the operator provides internet information on a non-commercial basis, it only needs to file the relevant information with the provincial Communication Administration. Anyone that intends to be engaged in ICP services shall be approved by competent authorities and obtain a Value-added Telecommunications Business Operating Permit. An operator who failed in obtaining relevant operating permits will face correction orders, warnings, fines, confiscation of illegal gains, and in case of severe circumstances, be ordered to suspend business for rectification.
According to the Provisions on the Administration of Mobile Internet Applications Information Services promulgated by the CAC, effective from August 1, 2016, and most recently amended on June 14, 2022, the CAC is in charge of the law enforcement of supervision and administration of the information contents of mobile internet apps nationwide; providers rendering permitted internet information services via mobile internet applications shall also be subject to information security requirements; and mobile internet application providers shall sign a service agreement to clarify the rights and obligations of both parties.
Pursuant to the Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council on December 11, 2001 and most recently amended on March 29, 2022 and the 2021 Negative List, for the VATS falling within China’s commitment to the WTO to open up to foreign investment, except for e-commerce, domestic multi-communication, storage and forwarding and call center businesses, the ultimate foreign equity ownership in a VATS provider shall not exceed 50%.
Regulations Related to Internet Security and Privacy Protection
On December 28, 2000, the Standing Committee of the National People’s Congress, or the SCNPC, issued the Decision on the Maintenance of Internet Security, which was last amended and effective from August 27, 2009. Pursuant to the Decision on the Maintenance of Internet Security, anyone who commits any of the following acts, which constitutes a crime, making use of the internet shall be investigated for criminal responsibility in accordance with laws: (1) invading the computer data system of state affairs, national defense buildup or the sophisticated realms of science and technology; (2) intentionally inventing and spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications network; (3) in violation of state regulations, discontinuing the computer network or the communications service without authorization, thus making it impossible for the computer network or the communications system to operate normally; (4) making use of the computer network to spread rumors, libels or publicize or disseminate other harmful information for purpose of instigating attempts to subvert state power and overthrow the socialist system, or to split the country and undermine unification of the state; (5) stealing or divulging state secrets, intelligence or military secrets via the computer network; (6) making use of the computer network to instigate ethnic hostility or discrimination, and thus undermining national unity; (7) making use of the computer network to form cult organizations or contact members of cult organizations, thus obstructing the implementation of state laws and administrative regulations; (8) making use of the computer network to sell shoddy products or give false publicity to commodities or services; (9) making use of the computer network to jeopardize another person’s business credibility and commodity reputation; (10) making use of the computer network to infringe on another person’s intellectual property right; (11) making use of the computer network to fabricate and spread false information which affects the exchange of securities and futures or other information which disrupts financial order; (12) establishing on the computer network pornographic web sites or web pages, providing services for connecting pornographic web sites, or spreading pornographic books and periodicals, movies, audiovisuals or pictures; (13) making use of the computer network to humiliate another person or to libel another person with fabrications; (14) in violation of the law, intercepting, tampering with or deleting other persons’ emails or other data, thus infringing on citizens’ freedom and privacy of correspondence; or (15) making use of the computer network to commit theft, fraud or blackmail.
On December 16, 1997, the Ministry of Public Security issued Administrative Measures for the Security Protection of the International Networking of Computer Information Networks, which was last amended and effective from January 8, 2011, according to which, the agency of computer administration and supervision under the Ministry of Public Security shall be in charge of the work of security protection administration of the international networking of computer information networks. It is forbidden to use the international networking to divulge state secrets, endanger state security and engage in illegal criminal activities.
The Ministry of Public Security issued the Provisions on the Technical Measures for the Protection of the Security of the Internet on December 13, 2005, which implemented on March 1, 2006. The Technical Measures for the Protection of the Security of the Internet provides that providers of internet services shall carry into effect the technical measures for security protection in accordance with laws, record and preserve user information (including registration information, time of log in and log out, IP address, contents released by users and release time) for not less than 60 days.
On July 1, 2015, the SCNPC issued the PRC National Security Law, which became effective on the same day. The PRC National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, specific items and key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of China.
In November 2016, the SCNPC promulgated the PRC Cybersecurity Law, which became effective on June 1, 2017. According to the PRC Cybersecurity Law, network constructors, network operators and service providers that provide services via networks are obligated to take technical and other necessary measures to ensure the security and stable operation of networks, maintain the integrity, confidentiality and availability of network data, and furthermore provide technical assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. On September 12, 2022, the CAC proposed a series of draft amendments to the PRC Cybersecurity Law, which impose more stringent legal liabilities for certain violations.
The General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration issued the Standard of Information Security Technology Personal Information Security Specification (2017 edition), which took effect in May 2018, and the Standard of Information Security Technology Personal Information Security Specification (2020 edition), which took effect in October 2020. Pursuant to these standards, any entity or person who has the authority or right to determine the purposes for and methods of using or processing personal information are seen as a personal data controller. Such personal data controller is required to collect information in accordance with applicable laws, and prior to collecting such data, the information provider’s consent is required.
The Office of the Central Cyberspace Affairs Commission and the SAMR issued the Announcement on Launching the Security Certification of Apps and the appendix Rules for Implementing the Security Certification of Mobile Internet Applications (APP) on March 13, 2019, according to which, the state encourages the APP operators to pass the APP security certification on a voluntary basis, and encourages search engines and APP stores to provide clear identification and give priority to APPs that pass the certification.
On November 28, 2019, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR jointly issued the Notice on the Measures for Determining the Illegal Collection and Use of Personal Information through Mobile Applications, which aims to provide reference for supervision and administration departments and provide guidance for mobile applications operators’ self-examination and self-correction and social supervision by netizens, and further elaborates the forms of behavior constituting illegal collection and use of the personal information through mobile applications including (i) failing to publish the rules on the collection and use of personal information; (ii) failing to explicitly explain the purposes, methods and scope of the collection and use of personal information; (iii) collecting and using personal information without the users’ consent; (iv) collecting personal information unrelated to the services they provide and beyond the necessary principle; (v) providing personal information to others without the users’ consent; and (vi) failing to provide the function of deleting or correcting the personal information according to the laws or failing to publish information such as ways of filing complaints and reports.
On May 12, 2021, the CAC issued the Several Provisions on Automobile Data Security Management (Draft for Comment), which further elaborates the principles and requirements for the protection of personal information and important data in the automobile industry scenarios, and defines enterprises or institutions engaged in the automobile design, manufacture, and service as an operator. Such operator is required to process personal information or important data in accordance with applicable laws and regulations during the process of design, production, sales, operation, maintenance, and management of automobiles. On August 16, 2021, the CAC, the NDRC, the Ministry of Public Security, the MIIT and the Ministry of Transportation jointly promulgated the Provisions on MADS officially, which took effect from October 1, 2021. The Provisions on MADS reiterate that automobile data processors can process personal information and important data and further provides several specific requirements for such processing. The Provisions on MADS clearly stipulate that (i) to carry out personal information processing activities, automobile data processors shall notify individuals of relevant information in a prominent manner, obtain personal consent or comply with laws and administrative regulations in other circumstances; (ii) for the processing of sensitive personal information, automobile data processor shall obtain separate consent from individuals, and meet specific requirements, including without limitation to process sensitive personal information for the purpose of enhancing driving safety; and (iii) automobile data processors shall collect biometric information only with sufficient necessity and for the purpose to enhance driving safety. Where the automobile data processors collect data containing images of people outside the vehicle and transmit the data out of the vehicle for the purpose of improving driving safety, such personal information shall be anonymized if it is not possible to obtain the consent of these people. The Provisions on MADS define the term “important data” as any data that, once tampered with, sabotaged, leaked or illegally obtained or used, may lead to endangerment of national security or public interests, or infringement of the lawful rights and interests of an individual or organization, including the following data: (i) geographical information, flows of people or vehicles and other data in respect of any important sensitive area such as a military administrative zone, national defense science and technological development entity, or Party or government agency at or above the county level; (ii) traffic volume, logistics and other data that reflect performance of the economy; (iii) operating data of a vehicle charging network; (iv) video or image data collected outside of a vehicle, including human facial information, license plate information, etc.; (v) personal information of more than 100,000 data subjects; and (vi) other types of data that may endanger national security, public interests, or the lawful rights and interests of individual or organization as designated by the competent authorities. The Provisions on MADS require automobile data processors who process important data to: (i) store important data domestically and pass the security assessment organized by the CAC in conjunction with relevant authorities of the State Council if it’s necessary to provide such data outside of China due to business needs; (ii) perform risk assessment in accordance with the regulations and submit risk assessment reports to relevant authorities at provincial levels; and (iii) report annually to such authorities on automotive data security management.
On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which came into effect on September 1, 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information. The PRC Data Security Law provides that “data” refers to any recording of information by electronic or other means. Data processing includes the collection, storage, use, processing, transmission, availability and disclosure of data, etc.
On August 12, 2021, the MIIT issued the Access Administration Opinion, which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cybersecurity, software updates, function safety and intended function safety. Furthermore, the Access Administration Opinion stated that vehicles manufacturing enterprises shall conduct security assessment prior to transmitting data abroad.
On August 17, 2021, the State Council promulgated the Regulations on SCII, which took effect in September 2021. The Regulations on SCII supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations on SCII provide, that “critical information infrastructures” shall mean any important network facilities or information systems of important industries or fields such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, and any other important network facilities or information systems which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the CIIOs in the respective industry or field. The operators shall be informed about the final determination as to whether they are categorized as CIIOs. The regulations further require CIIOs, among others, (i) to report to the competent Protection Departments in a timely manner when the identification result may be affected due to material changes in the critical information infrastructures; (ii) to plan, construct or put into use the security protection measures and the critical information infrastructures simultaneously; and (iii) to report to the competent Protection Departments in a timely manner in the event of merger, division or dissolution, and deal with critical information infrastructures as required by the competent Protection Departments. Operators in violation of the regulations may be ordered to rectify, subject to warnings, fines and other administrative penalties or even criminal liabilities, and the directly responsible personnel in charge may also be imposed with fines or other liabilities.
On August 20, 2021, the SCNPC promulgated the PRC Personal Information Protection Law, which came into effect on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PRC Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information handlers reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.
The Administrative Provisions on Security Vulnerability of Network Products, or the Provisions, were jointly promulgated by the MIIT, the CAC and the Ministry of Public Security on July 12, 2021 and became effective on September 1, 2021. Network product providers, network operators as well as organizations or individuals engaging in the discovery, collection, release and other activities of network product security vulnerability are subject to the Provisions and shall establish channels to receive information of security vulnerability of their respective network products and shall examine and fix such security vulnerability in a timely manner. In response to the PRC Cybersecurity Law, network product providers are required to report relevant information of security vulnerability of network products with the MIIT within two days and to provide technical support for network product users. Network operators shall take measures to examine and fix security vulnerability after discovering or acknowledging that their networks, information systems or equipment have security loopholes. According to the Provisions, the breaching parties may be subject to monetary fine as regulated in accordance with the PRC Cybersecurity Law. Since the Provisions is relatively new, uncertainties still exist in relation to its interpretation and implementation.
On September 30, 2021, the MIIT issued the Measures for Data Security Administration in the Industry and Information Technology Field (Trial Implementation) (Draft for Comments), or the Data Security Measures, for public comments and on February 10, 2022, the MIIT issued again the updated Data Security Measures for public comments. In accordance with the draft updated Data Security Measures, the industrial and telecommunication data processors shall classify data firstly based on the data’s category and then based on its security level on a regular basis, to classify and identify data based on the industry requirements, business needs, data sources and purposes and other factors, and to make a data classification list. In addition, the industrial and telecommunication data processors shall establish and improve a sound data classification management system, take measures to protect data based on the levels, carryout key protection of critical data, implement stricter management and protection of core data on the basis of critical data protection, and implement the protection with the highest level of requirement if different levels of data are processed at the same time. The draft measures also impose certain obligations on industrial and telecommunication data processors in relation to, among others, implementation of data security work system, administration of key management, data collection, data storage, data usage, data transmission, provision of data, publicity of data, data destruction, safety audit and emergency plans, etc. As of the date of this prospectus, the draft measures have not been formally adopted.
On November 14, 2021, CAC issued the Draft Regulations on MNDS, which stipulates the general guidelines applicable to the protection of personal information, the security of important data, the security management of data exports, the obligations of Internet platform operators, and the supervision, management and legal responsibilities related to the foregoing. The Draft Regulations on MNDS provide the circumstances under which data processors shall apply for cybersecurity review, including, among others, when (i) merger, reorganization or spin-off of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing abroad of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. Furthermore, the Draft Regulations on MNDS stipulate that data processors who handle important data or are listed overseas shall conduct annual data security assessments on their own or by entrusting data security service agencies and submit the data security assessment reports to local cyberspace administration authorities by January 31 of the following year.
On December 28, 2021, the CAC, and several other administrations jointly promulgated the revised Cybersecurity Review Measures, which became effective on February 15, 2022 and supersede and replace the Cybersecurity Review Measures previously promulgated on April 13, 2020. The Cybersecurity Review Measures provide that (i) the purchase of network products and services by a CIIO and the data processing activities of a network platform operator that affects or may affect national security shall apply for a cybersecurity review, (ii) an application for cybersecurity review should be made by the internet platform operator holding personal information of more than one million users before such internet platform operator lists its securities in a foreign country, and (iii) the relevant PRC governmental authorities may initiate a cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security. The Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including among others, the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country, or the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled and maliciously used by overseas governments after being listed abroad.
On July 7, 2022, the CAC promulgated the Security Assessment Measures, which took effect on September 1, 2022. Pursuant to the Security Assessment Measures, a data processor shall apply to competent authorities for security assessment prior to transferring any data abroad if the transfer involves (i) important data; (ii) personal information transferred overseas by a CIIO and a data processor that has processed personal information of more than one million individuals; (iii) personal information transferred overseas by a data processor who has already provided personal information of 100,000 persons or sensitive personal information of 100,000 persons overseas since January 1 of the previous year; or (iv) other circumstances as requested by the CAC. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines for filing the Outbound Data Transfer Security Assessment (Version 1), which provides that acts of outbound data transfer include (i) overseas transmission and storage by data processors of data generated during PRC domestic operations; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in the PRC by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC.
Regulation Related to Foreign Investment
Foreign Investment Law
The establishment, operation and management of companies in China are mainly governed by the PRC Company Law, as most recently amended in 2018, which applies to both PRC domestic companies and foreign-invested companies. On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, and on December 26, 2019, the State Council promulgated the Implementing Rules of the Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both took effect on January 1, 2020 and replaced three previous major laws on foreign investments in China, namely, the Sino-foreign Equity Joint Venture Law, the Sino-foreign Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their respective implementing rules. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Implementing Rules introduce a see-through principle and further provide that foreign-invested enterprises that invest in the PRC shall also be governed by the Foreign Investment Law and the Implementing Rules.
The Foreign Investment Law and the Implementing Rules provide that a system of pre-entry national treatment and negative list shall be applied for the administration of foreign investment, where “pre-entry national treatment” means that the treatment given to foreign investors and their investments at market entry stage is no less favorable than that given to domestic investors and their investments, and “negative list” means the special administrative measures for foreign investment’s entry to specific fields or industries. Foreign investments beyond the negative list will be granted national treatment.
Foreign investors shall not invest in the prohibited fields as specified in the negative list, and foreign investors who invest in the restricted fields shall comply with certain special requirements on shareholding and senior management personnel, etc. In the meantime, relevant competent government departments will formulate a catalog of the specific industries, fields and regions in which foreign investors are encouraged and guided to invest according to the national economic and social development needs. The current industry entry clearance requirements governing investment activities in the PRC by foreign investors are set out in two categories, namely the 2021 Negative List, and the Encouraged Industry Catalogue for Foreign Investment (2020 version), as promulgated by the NDRC and the MOFCOM on December 27, 2020 and taking effect on January 27, 2021. Industries not listed in these two catalogues are generally deemed “permitted” for foreign investment unless specifically restricted by other PRC laws. In addition, the NDRC and the MOFCOM issued the updated Encouraged Industry Catalogue for Foreign Investment (2022 version) on October 26, 2022, which will come into effect on January 1, 2023 and replace the Encouraged Industry Catalogue for Foreign Investment (2020 version).
According to the Implementing Rules, the registration of foreign-invested enterprises shall be handled by the SAMR or its authorized local counterparts. Where a foreign investor invests in an industry or field subject to licensing in accordance with laws, the relevant competent government department responsible for granting such license shall review the license application of the foreign investor in accordance with the same conditions and procedures applicable to PRC domestic investors unless it is stipulated otherwise by the laws and administrative regulations, and the competent government department shall not impose discriminatory requirements on the foreign investor in terms of licensing conditions, application materials, reviewing steps and deadlines, etc.
Pursuant to the Foreign Investment Law and the Implementing Rules, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, a foreign investment information reporting system has been established and foreign investors or foreign-invested enterprises shall report investment information to competent commerce departments of the government through the enterprise registration system and the national enterprise credit information publicity system, and the administration for market regulation shall forward the above investment information to the competent commerce departments in a timely manner.
On December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investment in certain key areas which results in acquiring the actual control of the assets is required to obtain approval from designated governmental authorities in advance. Led by the NDRC and MOFCOM, the Office of the Working Mechanism shall be established under the NDRC to undertake routine work on the security review of foreign investment. Foreign investors or relevant parties in China shall take the initiative to make a declaration on their investments for security review to the Office of the Working Mechanism prior to (i) making investments in the military industry, military industrial support and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) obtaining control over enterprises involved in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technologies and internet products and services, important financial services, key technologies and other important fields relating to national security. Control exists when a foreign investor (i) holds 50% or more equity interests in the enterprise, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the enterprise even when it holds less than 50% equity interests in the enterprise, or (iii) has material impact on the enterprise’s business decisions, human resources, finance and technology.
Company Law
Pursuant to the PRC Company Law, promulgated by the SCNPC on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares. Our PRC subsidiaries are limited liability companies. Unless otherwise stipulated in the related laws on foreign investment, FIEs are also required to comply with the provisions of the PRC Company Law.
Regulations Relating to Stock Incentive Plans
According to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Share

Option Rules, which was issued on February 15, 2012 and other regulations, directors, supervisors, senior management and other employees participating in any share incentive plan of an overseas publicly listed company who are PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, subject to certain exceptions, are required to register with SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the overseas publicly listed company to register with SAFE and handle foreign exchange matters such as opening accounts, and transfer and settlement of the relevant proceeds. The Share Incentive Rules further require an offshore agent to be designated to handle matters in connection with the exercise of share options and sales of proceeds for the participants of the share incentive plans. Failure to complete the said SAFE registrations may subject the participating directors, supervisors, senior management and other employees to fines and other legal sanctions.
In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents relating to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.
Regulation Related to Intellectual Property
Patent
Patents in the PRC are principally protected under the PRC Patent Law, which was initially promulgated by the SCNPC in 1984 and was most recently amended in 2020. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.
Copyright
Copyrights in the PRC, including software copyrights, is principally protected under the PRC Copyright Law, which took effect in 1991 and was most recently amended in 2020, and other related rules and regulations. Under the PRC Copyright Law, the term of protection for software copyrights is 50 years.
According to the Computer Software Copyright Registration Procedures issued by the National Copyright Administration of the PRC on February 20, 2002 and implemented on the same date, registration of software copyright and registration of exclusive licensing contract and transfer contract of software copyright shall be standardized. The National Copyright Administration is in charge of the administration of software copyright registration throughout the country and recognizes the Copyright Protection Center of China as software registration organization. The Copyright Protection Center of China will grant registration certificates to applicants of computer software that comply with the provisions of the Software Copyright Registration Procedures and the Regulations for the Protection of Computer Software (amended in 2013).
Trademark
Registered trademarks are protected under the PRC Trademark Law, which was adopted by the SCNPC in 1982 and most recently amended in 2019, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended in 2014, and other related rules and regulations. The State Intellectual Property Office, formerly known as the Trademark Office of the State Administration for Industry and Commerce, handles trademark registrations and grants a protection term of ten years to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner.
Domain Name
Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective since November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.
Regulation Related to Employment, Social Insurance and Housing Funds
Pursuant to the PRC Labor Law, which was promulgated in 1994 and most recently amended in 2018, and the PRC Labor Contract Law, which was promulgated on June 29, 2007 and amended on December 28, 2012, employers must execute written labor contracts with full-time employees. All employers must comply with local minimum wage standards. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.
In addition, according to the PRC Social Insurance Law implemented on July 1, 2011 and most recently amended on December 29, 2018 and the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and most recently amended in 2019, employers are required to establish a social insurance system and other employee benefits including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund , which can be collectively referred to as the “Employee Benefits.” Employers shall open the social insurance and housing provident fund accounts and to make adequate contributions of Employee Benefits for their employees. The PRC Social Insurance Law provides that an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late payment fine at a daily rate of 0.05% per day of the outstanding amount. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue. Pursuant to the Regulations on the Administration of Housing Funds, in the event that the payment and deposit of the housing fund is not made in full or at all in time by an employer, the housing provident fund management center may order it to make the payment and deposit within a prescribed period, and where the payment and deposit has not been made within the prescribed period, an application may be made to the PRC courts for compulsory enforcement.
In addition, under the PRC Social Insurance Law and the Regulations on the Administration of Housing Funds, Chinese employers shall register with local social insurance agencies and register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Employers that do not open the social insurance account may be ordered by the social security administrative authorities to make correction within a stipulated period; where correction is not made within the stipulated period, employers may be subject to a fine ranging from one to three times the amount of the social security premiums payable, and the direct liable administrative staff of such employers may by subject to a fine ranging from RMB500 to RMB3,000. Employers that do not register the housing fund may be ordered by the housing fund management center to complete the housing fund payment registration within a prescribed time limit, failing to do so may cause such employers to be subjected to a fine from RMB10,000 to RMB50,000.
Regulation Related to Foreign Exchange
The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.
On March 30, 2015, SAFE issued Circular 19, which took effective on June 1, 2015 and was amended on December 30, 2019. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of Circular 19 or Circular 16 could result in administrative penalties. On October 23, 2019, SAFE promulgated SAFE Circular 28, which permits non-investment foreign-invested enterprises to use their capital funds to make equity investments in China, with genuine investment projects and in compliance with effective foreign investment restrictions and other applicable laws.
In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, which was recently amended on December 30, 2019. Circular 59 substantially amends and simplifies the previous foreign exchange procedure. Pursuant to Circular 59, the opening and deposit of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously.
In May 2013, SAFE promulgated the Notice on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors and Supporting Documents, which specified that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.
In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Notice 13, which was amended on 30 December 2019 by a notice. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. According to SAFE Notice 13, the qualified banks, under the supervision of SAFE, may directly review the applications, conduct the registration and perform statistical monitoring and reporting responsibilities.
On January 12, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice 9. Pursuant to PBOC Notice 9, within a transition period of one year from January 12, 2017, the foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or the Current Foreign Debt Mechanism, or the mechanism as provided in PBOC Notice 9, or the Notice 9 Foreign Debt Mechanism, at their own discretions. PBOC Notice 9 provides that enterprises may conduct independent cross-border financing in RMB or foreign currencies as required. Pursuant to PBOC Notice 9, the outstanding cross-border financing of an enterprise shall be calculated using a risk-weighted approach, or the Risk-Weighted Approach, and shall not exceed certain specified upper limits. PBOC Notice 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for non-financial enterprises shall be equal to 200% of its net assets multiplied by macro-prudential regulation parameter, or the Net Asset Limits. The macro-prudential regulation parameter shall be 1. Enterprises shall file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts. In October 2022, the PBOC and SAFE announced that the macro-prudential regulation parameter shall be adjusted from 1 to 1.25.
On January 26, 2017, SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions(partners resolution regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits . Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.
On April 10, 2020, SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without submission to the bank prior to each transaction of materials evidencing the veracity of such payment.
Regulations Related to Foreign Exchange Registration of Overseas Investment by PRC Residents
The SAFE promulgated SAFE Circular 37 on July 4, 2014. SAFE Circular 37 requires PRC residents to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operations of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, shareholding entrustment arrangement. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as change of shareholders of the special purpose vehicles, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to SAFE Notice 13, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.
The M&A Rules
On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the SAT, the SAMR, the CSRC, and SAFE, jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles.
Regulation Related to Dividend Distribution
The principal regulations governing dividends distributions by companies include the PRC Company Law, which requires that both domestic companies and foreign-invested companies in the PRC are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserves until the cumulative amount of such reserves reaches 50% of their registered capital. These reserves, together with the registered capital, are not distributable as cash dividends. PRC companies are not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation Related to Tax
Enterprise Income Tax
Under the EIT Law, which became effective on January 1, 2008 and was most recently amended on December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management body” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The Implementation Rules of the EIT Law defines the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operations, personnel, accounting, properties and others of a non-PRC company is located.” In addition, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate.
The EIT Law and its implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends and gains may be reduced pursuant to a tax treaty between China and other jurisdictions or other similar arrangements with the PRC. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the Beneficial Owners in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”
Value-added Tax
The Provisional Regulations of the PRC on Value-added Tax, or the VAT Provisional Regulations, were promulgated by the State Council on December 13, 1993, came into effect on January 1, 1994 and were subsequently amended from time to time, and the Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax were promulgated by the MoF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or the VAT Implementation Rules, which together with the VAT Provisional Regulations, the VAT Laws. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On March 20, 2019, the MoF, the SAT and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-added Tax, or the Announcement 39. According to the VAT Laws and the Order 691, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of value-added tax, or the VAT. According to the Announcement 39, the VAT tax rates generally applicable are simplified as

13%, 9%, 6% and 0%, which will become effective on April 1, 2019, and the VAT tax rate applicable to the small-scale taxpayers is 3%.
Tax on Indirect Transfer
On February 3, 2015, the SAT issued SAT Bulletin 7, as amended in 2017, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature that is evidenced by their actual function and risk exposure. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange.
On October 17, 2017, the SAT issued SAT Bulletin 37, which became effective on December 1, 2017. Certain provisions of the SAT Bulletin 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents. SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Bulletin 37 further elaborates on the relevant implementation rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Bulletin 7.
Regulations Related to the CSRC Approval and Filing Required for Overseas Listing
On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the July 6 Opinions, which emphasized the need to strengthen the administration and supervision over overseas-listed China-based companies, the need to revise the special provisions of the State Council on overseas issuance and listing of shares by such companies and the need to clarify the responsibilities of domestic industry competent authorities and regulatory authorities.
On December 24, 2021, the CSRC published the Administrative Provisions and the Filing Measures for public comments. These Draft Regulations require “PRC domestic companies” that directly or indirectly issue or list their securities overseas to file with CSRC certain required documents. More specifically, a “PRC domestic company” that seeks an initial public offering overseas, or a “PRC domestic company” already listed overseas who seeks to list its securities in another overseas market, shall file the required documents with the CSRC within three business days after submitting the application documents for the foregoing offering and within three business days after the listing is completed respectively. These Draft Regulations, among others, stipulate that when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (1) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (2) the majority of senior management in charge of business operations are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, domestic companies that seek to offer and list securities in overseas markets shall strictly comply with laws, regulations and relevant provisions concerning national security in spheres of foreign investment, cybersecurity, and data security, and earnestly fulfill their obligations to protect national security. If the intended securities offering and listing in overseas market necessitates a security review, it shall fulfill relevant review procedures in accordance with law, and an opinion on security assessment review issued by relevant government authorities shall be included in the filing materials to be submitted to the CSRC. Moreover, an overseas offering and listing is prohibited under circumstances if (i) it is prohibited by PRC laws, (ii) it may constitute a threat to or endanger national security as reviewed and determined by competent PRC authorities, (iii) it has material ownership disputes over equity, major assets, or core technology, (iv) in past three years, the Chinese operating entities, and their controlling shareholders or actual controllers have committed relevant prescribed criminal offenses or are under investigations for suspicion of criminal offenses or major violations, (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are under investigations for suspicion of criminal offenses or major violations, or (vi) it has other circumstances as prescribed by the State Council.
According to these Draft Regulations, failure to complete the filing procedures with the CSRC for this offering or fall within any of the circumstances where our proposed listing overseas is prohibited by the State Council, our listing application may be discontinued and we may be subject to penalties, sanctions and fines imposed by the CSRC and relevant departments of the State Council. In severe circumstances, the business of our PRC subsidiaries may be ordered to suspend and their business qualifications and licenses may be revoked. These Draft Regulations were released only for soliciting public comments at this stage and their provisions and anticipated adoption or effective date are subject to changes.
On April 2, 2022, the CSRC, together with the MoF, the NAPSS and the SAAC, issued the Draft Archives Rules for public comment. The Draft Archives Rules reiterate that working papers produced in the PRC by securities companies and securities service providers for direct and indirect overseas offering and listing by domestic companies, should be retained in the PRC, and, without prior approval by competent authorities of the PRC, such working papers shall not be brought, mailed or otherwise transferred to recipients outside of the PRC. Furthermore, the Draft Archives Rules establish a cross-border regulatory cooperation mechanism as prescribed in the PRC Securities Law and strengthen cross-border regulatory cooperation as prescribed in the Administrative Provisions, which shifts the overall direction of cross-border supervision of overseas offering and listing from a “dominated by domestic regulators or depend on the conclusions of inspections by domestic regulators” approach to a “cross-border regulatory cooperation” mechanism. The Draft Archives Rules were released only for soliciting public comments at this stage and their final form, interpretation and implementation remain substantially uncertain.
Regulation Related to Outbound Direct Investment
On December 26, 2017, the NDRC promulgated the Administrative Measures for the Outbound Investment of Enterprises, or NDRC Order No.11, which took effect on March 1, 2018. According to NDRC Order No.11, non-sensitive overseas investment projects are required to make record filings with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulations, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with a local branch of MOFCOM. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and amended on May 4, 2015, October 10, 2018 and December 30, 2019 respectively, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.
Regulations Related to Land Grants, Development of Construction Projects and House Leasing
Regulations on Land Grants
Regulations on Land Grants Under the Land Administration Law of the PRC, which was promulgated by the SCNPC on June 25, 1986 and last amended on August 26, 2019, and the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land, which was promulgated by the State Council on May 19, 1990 and amended on November 29, 2020, a system of assignment and transfer of the right to use state-owned land was adopted. A land user must pay land premiums to the state as consideration for the assignment of the right to use a land site within a certain term, and the land user who obtained the right to use the land may transfer, lease out, mortgage, or otherwise commercially exploit the land within the term of use. Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land and the PRC Urban Real Estate Administration Law, the local land administration authority may enter into an assignment contract with the land user for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate that evidences the acquisition of land use rights.
Regulations on Development of Construction Projects
Pursuant to the Regulations on Planning Administration regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction in December 1992 and amended in January 2011, a construction land planning permit shall be obtained from the competent planning authority with respect to the planning and use of land. According to the Urban and Rural Planning Law of the PRC, promulgated by the SCNPC on October 28, 2007 and latest amended on April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline or other engineering project within an urban or rural planning area.
After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people’s government at the county level or above in accordance with the Administrative Provisions on Construction Permit of Construction Projects, promulgated by the MOHURD on June 25, 2014, implemented on October 25, 2014, and latest amended on March 30, 2021.
Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure, promulgated by the Ministry of Construction on April 7, 2000, and amended on October 19, 2009, and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure, promulgated and implemented by the MOHURD on December 2, 2013, upon the completion of a construction project, the construction enterprise must submit an application to the competent department in the people’s government at or above county level where the project is located, for examination upon completion of building and for filing purpose, and to obtain the filing form for acceptance and examination upon completion of construction project.
Regulations on House Leasing
Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the SCNPC on July 5, 1994 and most recently amended on August 26, 2019, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc., as well as other rights and obligations of both parties. In March 1999, the NPC passed the PRC Contract Law, of which Chapter 13 governs lease contracts. On May 28, 2020, the Third Session of the 13th NPC passed the Civil Code of the PRC which took effect on January 1, 2021, and replaced the PRC Contract Law. According to the Civil Code of the PRC, subject to the consent of the lessor, the lessee may sublease the leased item to a third-party. Where the lessee subleases the leased item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the leased item without the consent of the lessor.
Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by the MOHURD on December 1, 2010 and came into effect on February 1, 2011, house may not be leased in any of the following circumstances: (i) the house is an illegal structure, (ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions, (iii) house usage is changed in violation of applicable regulations, and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering the lease contract and make further registration for changes of such lease (if any). Enterprise’s non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 to RMB10,000 if they fail to rectify within required time limits. In addition, the housing and urban-rural development department of government of provinces, autonomous regions and centrally administered municipalities may formulate implementation regulations based on these measures.
Regulations Related to Environmental Protection
According to the Environmental Protection Law of the PRC, which was promulgated by the SCNPC on December 26, 1989, amended on April 24, 2014 and became effective on January 1, 2015, enterprises, public institutions and other producers and business operators that discharge pollutants shall take measures to prevent and control the environmental pollution and harm caused by waste gas, waste water, waste residues, medical waste, dust, malodorous gas, radioactive substances, noise, vibration, optical radiation and electromagnetic radiation and others generated during production, construction or other activities. Enterprises and public institutions that discharge pollutants shall each establish an environmental protection responsibility system and specify the responsibilities of the persons in charge and relevant personnel thereof. Facilities for the prevention and control of pollution in a construction project shall be designed, built and put into use together with the principal part of the project. The preparation of relevant development and utilization plans and the construction of the projects having an impact on the environment shall be subject to environmental impact assessment in accordance with the law.
According to the Environmental Impact Assessment Law of the PRC, which was promulgated by the SCNPC on October 28, 2002 and amended on July 2, 2016 and December 29, 2018, and the Catalog for the Classified Administration of Environmental Impact Assessment of Construction Projects (2021 Edition), which was promulgated by the Ministry of Ecology and Environment on November 30, 2020 and became effective on January 1, 2011, the state classifies the management over the assessment of the environmental impact of construction projects according to the seriousness of the impacts. Depending on the classification of environment impacts, a comprehensive assessment report, analysis or specific assessment or registration form report of environment impacts of construction projects would be required.
According to the Rules on the Administration concerning Environmental Protection of Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, and the Interim Measures concerning the Environmental Protection Acceptance Check on Construction Projects promulgated by the former Ministry of Environmental Protection on November 20, 2017, the complementary environmental protection facilities must be designed, constructed and become operational at the same time as the main parts of the project. If a construction project is subjected to file the environmental impact report or the environmental impact statement, the construction enterprise shall, after the completion of the construction project, make an environmental acceptance check of the project, prepare the environmental acceptance report and disclose such report to the public in accordance with relevant laws. The construction project may not be put into production or use until the constructed supporting environmental protection facilities are completed and have passed the acceptance check.
According to the Regulations on the Management of Pollutant Discharge Licensing, promulgated by the State Council on January 24, 2021 and became effective on March 1, 2021, enterprises, public institutions and other producers and business operators that are subject to administration by pollution discharge licensing shall apply for and obtain the pollutant discharge permit in accordance with this regulations, and shall not discharge pollutants without the pollutant discharge permit. Enterprises, public institutions and other producers and business operators that have a small volume of pollutants generated and discharged and a small impact on the environment shall fill out the pollutant discharge registration form and do not need to apply for the pollutant discharge permit. The list of enterprises, public institutions and other producers and business operators that need to fill out the pollutant discharge registration form shall be formulated and promulgated by the competent department of ecological environment of the State Council. Enterprises, public institutions and other producers and business operators that need to fill out the pollutant discharge registration form shall fill out their respective basic information, pollutant discharge destinations, pollutant discharge standards implemented, pollution prevention and control measures adopted, etc. on the national information platform for pollutant discharge permit administration; and, in the event of any change in such information, the changes shall be filled out within 20 days from the date of change. Pursuant to the Catalog of Classified Management of Pollutant Discharge Permits for Stationary Pollution Sources (2019

Edition), which was promulgated by the Ministry of Ecology and Environment on December 20, 2019, the pollutant discharge management is classified into three degrees, the key focused management, the simplified management, and the registration management.
In addition, specific environmental protection laws and regulations must be observed in the production and operation process. For instance, the Law of the PRC on the Prevention and Control of Air Pollution, the Law of the PRC on the Prevention and Control of Environmental Pollution caused by Solid Waste of the PRC on the Prevention and Control of Water Pollution Law of the PRC on Prevention and Control of Environmental Noise Pollution, and the Law of the PRC on the Environmental Protection Tax.
Regulations Related to Fire Protection
According to the Fire Prevention Law of the PRC which was promulgated by the SCNPC on April 29, 1998 and last amended on April 29, 2021, the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards of project construction. For construction projects that require fire protection design in accordance with national engineering construction fire protection technical standards, a construction project fire protection design review and acceptance system shall be implemented. When the construction project which should apply for fire control acceptance according to the stipulations of housing and urban-rural construction department of the State Council is completed, the construction unit shall apply to the housing and urban-rural construction department for fire control acceptance. For a construction project other than one specified in the foregoing, the constructing party shall report to the housing and urban-rural development authority after final inspection for record, and the housing and urban-rural development authority shall conduct spot checks. According to the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.
Regulations Related to Work Safety
Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the SCNPC on June 29, 2002, and last amended on June 1, 2021, and effective on September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards.

MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers upon the completion of this offering.
Directors and Executive Officers	Age	Position/Title
Shufu Li	59	Director, Founder, Chairman
Conghui An	52	Director, Co-founder, Chief Executive Officer
Donghui Li	52	Director, Co-founder
Shengyue Gui	59	Director, Co-founder
Yun Xu	41	Vice President
Jing Yuan	38	Chief Financial Officer
Yuhui Zhao	51	Vice President
Ling Zhu	43	Vice President
Shufu Li founded our company and currently serves as our chairman. Mr. Li is a successful serial entrepreneur who has over 35 years of investment and management experience in the automobile manufacturing business in China. Mr. Li is currently the chairman of the board of director of Geely Holding, the chairman of the board of directors and an executive director of Geely Auto (HKEx: 0175) and the chairman of the board of director of Volvo Car Corporation (STO: VOLVB). Mr. Li was named as one of the “50 Most Influential Persons in China’s Automotive Industry in the 50 Years” by China Automotive News in 2003. Mr. Li obtained a bachelor’s degree in management engineering from Harbin University of Science and Technology and a master’s degree in engineering from Yan Shan University in 2005.
Conghui An co-founded our company and currently serves as our director and chief executive officer. Mr. An is currently an executive director of Geely Auto (HKEx: 0175). Mr. An is expected to not hold any positions in Geely Auto prior to or upon the completion of this offering. Prior to joining us, Mr. An was a vice president of Geely Holding from 2003 to 2011, and has been appointed as the president of Geely Holding since December 2011. Mr. An has extensive professional knowledge and senior managerial experience in the automotive industry, particularly in the field of automotive engineering. Mr. An joined Geely Holding in 1996 after graduation from Hubei University of Economic and Management with a diploma in contemporary accounting. Since then, Mr. An has held various key positions in Geely Holding, including chief engineering officer and general manager.
Donghui Li co-founded our company and currently serves as our director. Mr. Li currently serves as the vice chairman of the board of directors and an executive director of Geely Auto (HKEx: 0175). Mr. Li has been an executive vice president and chief financial officer of Geely Holding since June 2016, and he was appointed as chief executive officer of Geely Holding in November 2020. Mr. Li has accumulated substantial executive management experience from years of working at several domestic enterprises and sino-foreign joint ventures, especially in corporate management, strategic planning, investment, financial management, and cross-border M&A and cooperation. Mr. Li currently serves a director of Volvo Car Corporation (STO: VOLVB), a director of Polestar Automotive Holding UK PLC (Nasdaq: PSNY), and an independent non-executive director of YTO Express (International) Holdings Limited (HKEx: 6123, SHSE: 600123). Mr. Li obtained a bachelor’s degree in philosophy in 1991 from the Renmin University of China. Mr. Li obtained a master’s degree in business administration in 2010 from the Kelley School of Business of Indiana University in the United States and a master’s degree in management engineering from the Beijing Institute of Machinery Industry in 1997.
Shengyue Gui co-founded our company and currently serves as our director. Mr. Gui joined Geely Auto (HKEx: 0175) in June 2005 and served as an executive director, and has served as the chief executive officer of Geely Auto since February 2006. Mr. Gui has over 33 years of experience in administration and project management. Mr. Gui obtained a bachelor’s of science in mechanical engineering from Xi’an Jiaotong University in 1985 and a master’s degree in business administration from University of San Francisco in 1993.

Yun Xu has served as our vice president since April 2021. Ms. Xu has more than 18 years’ experience in the automotive industry. Ms. Xu was responsible for sales at Shanghai Launch Automotive Design Co. Ltd. from July 2003 to July 2012. Ms. Xu joined Geely Auto (HKEx: 0175) in August 2012 and served at Zhejiang Geely Automobile Research Institute Co., Ltd. as deputy project director from August 2012 to August 2017. Subsequently, she served as the platform manager of Geely Automobile Research Institute (Ningbo) Co., Ltd. from August 2017 to April 2021. Ms. Xu obtained a bachelor’s degree in industrial design from Donghua University in 2003.
Jing Yuan has served as our chief financial officer since April 2021. Mr. Yuan has extensive experience in investment banking and the automotive industry through advising clients engaged in the automotive industry on capital markets transactions. Prior to joining us, Mr. Yuan held various positions in the investing banking industry and automotive industry, and his last position was an executive director at UBS investment bank. Mr. Yuan obtained a bachelor’s degree in international trade and economy from Xiamen University in 2006 and a master of science degree in management from Imperial College London in 2007.
Yuhui Zhao has served as our vice president since April 2021. Prior to joining us, Mr. Zhao served as a vice president at NIO Inc. (NYSE: NIO, HKEx: 9866, SGX: NIO) from March 2017 to April 2019. During his term at NIO, Inc., Mr. Zhao was responsible for the operation of customer centers for ES6 and ES8, two electric vehicles sold by NIO, Inc. Mr. Zhao served as the general manager of user center at an affiliate of Great Wall Motor Company Limited (HKEx: 2333, SHSE: 601633) from March 2020 to September 2020. Mr. Zhao joined Geely Auto (HKEx: 0175) in March 2021. Mr. Zhao obtained his bachelor’s degree in food science and engineering from Harbin University of Commerce in 1994 and obtained his master’s degree in executive management business administration from Tsinghua University in 2012.
Dr. Ling Zhu has served as our vice president since April 2021. Dr. Zhu joined Geely Auto (HKEx: 0175) in 2014, and served as the vice president of Lynk&Co Brand Institute in Ningbo Geely Automobile Research & Development Co., Ltd from 2017 to 2021. Dr. Zhu has over 14 years of experience in the automotive industry. Dr. Zhu served as a research assistant at the Midwest Roadside Safety Facility (MwRSF) in the United States from 2007 to 2009, a senior engineer of Kineticorp LLC in the United States from 2009 to 2010, and the platform director of Anhui Jianghuai Automobile Group Corp., Ltd. (SHSE: 600418) from 2011 to 2014. Dr. Zhu received his bachelor's degree in civil engineering from Nanjing University of Science and Technology in 2001. Dr. Zhu received his first master’s degree in engineering mechanics from Zhejiang University in 2004, and his second master’s degree in mechanical engineering and a Ph.D. degree in mechanical engineering from University of Nebraska-Lincoln in 2008 and 2009, respectively.
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.
Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for two years following the last date of employment.
[We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]
Board of Directors
Our board of directors will consist of           directors, including           independent directors, namely           , upon the SEC’s declaration of effectiveness of our registration statement on

Form F-1 to which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Listing Rules of the [NYSE/Nasdaq] generally require that a majority of an issuer’s board of directors must consist of independent directors. [However, the Listing Rules of the [NYSE/Nasdaq] permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.]
A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.
Committees of the Board of Directors
We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors immediately and adopt a charter for each of the three committees upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We intend to establish these committees prior to the completion of this offering. Each committee’s members and functions are described below.
Audit Committee.   Our audit committee will consist of           , and is chaired by           . We have determined that           satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the [NYSE/Nasdaq] and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that           qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•
[reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•
approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors at least annually;

•
obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•
reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•
discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•
reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•
reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•
discussing the annual audited financial statements with management and the independent registered public accounting firm;

•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•
at least annually, reviewing and reassessing the adequacy of the committee charter;

•
approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•
establishing and overseeing procedures for the handling of complaints and whistleblowing;

•
meeting separately and periodically with management and the independent registered public accounting firm;

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•
reporting regularly to the board.]

Compensation Committee.   Our compensation committee will consist of           and is chaired by           [We have determined that           satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the [NYSE/Nasdaq].] The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:
•
[overseeing the development and implementation of compensation programs in consultation with our management;

•
at least annually, reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•
at least annually, reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•
at least annually, reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•
reviewing executive officer and director indemnification and insurance matters;

•
overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to directors and executive officers;

•
at least annually, reviewing and reassessing the adequacy of the committee charter;

•
selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•
reporting regularly to the board.]

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee will consist of           , and is chaired by           . [We have determined that           satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the [NYSE/Nasdaq].] The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
•
[recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•
reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

•
developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or [NYSE/Nasdaq] rules, or otherwise considered desirable and appropriate;

•
selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•
at least annually, reviewing and reassessing the adequacy of the committee charter;

•
developing and reviewing at least annually the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•
evaluating the performance and effectiveness of the board as a whole.]

Duties and Functions of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. [In accordance with our post-offering amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.]
Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from [three] consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.
Interested Transactions
A director may, subject to the first amended and restated memorandum and articles of association or to any separate requirement for audit committee approval under applicable law or applicable [NYSE/Nasdaq] rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2021, we paid an aggregate of RMB11.6 million in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Equity Incentive Plan
2021 Share Incentive Plan
In August 2021, our board of directors and members approved an equity incentive plan, which we refer to as the 2021 Plan, to attract, motivate, retain and reward certain officers, employees, directors and other eligible persons and to further link the interests of award recipients with those of the Company’s shareholders generally.
Under the 2021 Plan, the maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, will not exceed 150,000,000 shares, which have been reserved for issuance pursuant to the 2021 Plan accordingly. As of September 30, 2022, 89,637,994 restricted share units, or RSUs, under the 2021 Plan have been granted and remain outstanding, excluding RSUs that were canceled after the relevant grant dates.
The following paragraphs summarize the key terms of the 2021 Plan.
Types of Awards.   The 2021 Plan permits the awards of award of any restricted shares, RSU, other types of share incentive, or any combination thereof.
Plan Administration.   The 2021 Plan shall be administered by the chief executive officer, or any member(s) of the Board or officer(s) whom the Board has delegated its authority to act as the Administrator, or the Administrator, in accordance with the terms and conditions of the 2021 Plan.
Eligibility.   Equity awards authorized under the 2021 Plan may be granted to an officer (whether or not a director), employee, or consultant from us or any of our affiliates, or any other individual as designated and approved by the Administrator.
Conditions of Award.   The Administrator shall determine the terms, and conditions of each award including, but not limited to, the exercise price, the time or times when awards may be vested, issued or exercised as the case may be (which may be based on performance criteria), the times at which ordinary shares are issuable under a RSU, whether any Award may be paid in cash or ordinary shares, any rules for tolling the vesting of Awards upon an authorized leave of absence, any vesting acceleration or waiver of cancellation restrictions, and any restriction or limitation regarding any Awards or the ordinary shares relating thereto.
Transfer Restrictions.   Unless otherwise expressly provided in the 2021 Plan, by applicable law and by the award agreement, no award and no right under any such award shall be assignable, alienable, saleable or transferable by a grantee otherwise than by will or by the laws of descent and distribution, except the transferee is the Company.
Amendment of the Public Company Plan.   The 2021 Plan may be altered in any respect by a resolution of the Board, provided that no such alteration shall operate to adversely affect any subsisting rights of any participant except with the consent in writing of participant is obtained amounting to three-fourths in nominal value of all awards granted and outstanding on that date.
Term of the 2021 Plan.   The 2021 Plan shall become effective when the board of directors approved the 2021 Plan, and shall be terminated by the board of directors provided that such termination shall not affect any subsisting rights of any participant.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares under the equity awards that we granted to our directors and executive officers:
	Ordinary Shares Underlying Equity Awards Granted	Exercise Price or Purchase Price (US$/Share)	Date of Grant(1)	Date of Expiration
Shufu Li	—	—	—	—
Conghui An	—	—	—	—
Donghui Li	—	—	—	—
Shengyue Gui	—	—	—	—
Yun Xu	*	0.0002	August 20, 2021	December 31, 2030
Jing Yuan	*	0.0002	August 20, 2021	December 31, 2030
Yuhui Zhao	*	0.0002	August 20, 2021	December 31, 2030
Ling Zhu	*	0.0002	August 20, 2021	December 31, 2030
All directors and executive officers as a group	5,600,000	0.0002	August 20, 2021	December 31, 2030

*
The shares held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)
Certain awards shown in this table were issued under the 2021 Plan to replace the awards previously granted to such individuals under the previous share incentive plans.

As of September 30, 2022, our employees and other qualified individuals other than our executive officers as a group held a total of 84,037,994 RSUs granted under the 2021 Plan.
For discussions of our accounting policies and estimates for awards granted pursuant to the 2021 Plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Share-based compensation.”
Geely Auto Option Plan
Certain of our employees were granted with share options of Geely Auto by Geely Auto (“Geely Auto Option Plan”). Some of these employees were transferred from Geely Group to our company, and their share option agreement continued to be in effect after the transfer, provided that these employees continued their employment within subsidiaries of Geely Auto. We measure such options at their grant date fair value and recognize as compensation cost with a corresponding amount recorded in additional paid-in capital. The options under Geely Auto Option Plan are generally scheduled to be vested over six years. As of September 30, 2022, 59,000,000 options held by our employees under the Geely Auto Option Plan were outstanding.
Geely Auto RSU Plan
Certain of our employees were granted with Geely Auto’s RSUs by Geely Auto (“Geely Auto RSU Plan”). Some of these employees were transferred from Geely Group to our company, and their unvested RSUs continued to be in effect after the transfer, provided that these employees continued their employment within subsidiaries of Geely Auto. The Geely Auto RSU Plan contains service condition and vesting conditions related to the operation results of the Geely Auto and the grantee’s individual performance. We measure the RSUs under Geely Auto Option Plan at their grant date fair value and recognize as compensation cost with a corresponding amount recorded in additional paid-in capital. Such RSUs are generally scheduled to be vested over four years and the compensation cost is recognized on an accelerated basis as though each 25% vesting portion of the RSUs was a separate award. As of September 30, 2022, 10,284,099 RSUs held by our employees under the Geely Auto RSU Plan were unvested.

PRINCIPAL SHAREHOLDERS
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our outstanding series pre-A preferred shares into ordinary shares on a one-to-one basis, by:
•
each of our directors and executive officers; and

•
each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 2,126,470,585 ordinary shares on an as-converted basis outstanding as of the date of this prospectus and           ordinary shares outstanding immediately after the completion of this offering [and the concurrent private placement to Geely Auto to effect its Assured Entitlement Distribution (assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in such concurrent private placement)]; including:
(i)
ordinary shares, consisting of (a)           ordinary shares to be sold by us in this offering in the form of ADSs (assuming the underwriters do not exercise their over-allotment option)[, and (b)        ordinary shares to be issued in the concurrent private placement to Geely Auto to effect its Assured Entitlement Distribution (assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in such concurrent private placement)]; and

(ii)
ordinary shares to be converted from our outstanding preferred shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Offering Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering
	Number	%**	Number	%	%***
Directors and Executive Officers†:
Shufu Li(1)	1,822,000,000	85.7
Conghui An(2)	68,000,000	3.2
Donghui Li	*	*
Shengyue Gui	*	*
Yun Xu	—	—
Jing Yuan	—	—
Yuhui Zhao	—	—
Ling Zhu	—	—
All directors and executive officers as a group	1,920,000,000	90.3
Principal Shareholders:
Geely Auto(3)	1,240,000,000	58.3
Geely International (Hong Kong) Limited(4)	300,000,000	14.1
GHGK Innovation Limited(5)	222,000,000	10.4

*
Less than 1% of our total outstanding shares on an as-converted basis.

**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 2,126,470,585, being the number of ordinary shares outstanding on an as-converted basis as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options (if any) held by such person or group that are exercisable within 60 days after the date of this prospectus.

***
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†
The address of our directors and executive officers is No. 1388 Minshan Road, Xinqi Street, Beilun District, Ningbo, Zhejiang, People’s Republic of China.

(1)
Represents (i) 1,240,000,000 ordinary shares held by Luckview Group Limited, a limited company incorporated in British Virgin Islands wholly owned by Geely Auto, a Cayman Islands incorporated company with limited liability and listed on the Stock Exchange of Hong Kong under stock code “0175.” Shufu Li is deemed a controlling shareholder of Geely Auto; (ii) 300,000,000 ordinary shares held by Geely International (Hong Kong) Limited, a Hong Kong incorporated limited company wholly owned by Geely Holding. Geely Holding is a PRC limited liability company beneficially owned by Shufu Li and his associates; (iii) 222,000,000 ordinary shares held by GHGK Innovation Limited, a British Virgin Islands company with limited liability wholly owned by a limited partnership whose general partner is a PRC-incorporated limited company in which Shufu Li owns 99.9% equity interest; (iv) 60,000,000 ordinary shares held by GAGK Innovation Limited, a British Virgin Islands company with limited liability and wholly owned by a limited partnership whose general partner is a PRC-incorporated limited company in which Shufu Li owns 99.9% equity interest. The business address of GAGK Innovation Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Shufu Li disclaims beneficial ownership to the ordinary shares held by Luckview Group Limited, Geely International (Hong Kong) Limited, GHGK Innovation Limited and GAGK Innovation Limited except to the extent of his pecuniary interest in such ordinary shares.

(2)
Represents 68,000,000 ordinary shares held by ACH Technology Holding Limited, a British Virgin Islands company with limited liability wholly owned by Conghui An. The business address of ACH Technology Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)
The business address of Luckview Group Limited is P.O. Box 3152, Road Town, Tortola, British Virgin Islands.

(4)
The business address of Geely International (Hong Kong) Limited is Flat/RM 2204, 22/F, Lippo Centre Tower 2, 89 Queensway, Hong Kong.

(5)
The business address of GHGK Innovation Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

As of the date of this prospectus, a total of 25,294,117 series pre-A preferred shares are held by a record holder in the United States, representing 1.19% of the outstanding ordinary shares on an as-converted basis. None of our ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.
We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders. Upon the completion of this offering, Geely Auto will remain our controlling shareholder.

RELATED-PARTY TRANSACTIONS
Employment Agreements and Indemnification Agreements
See “Management — Employment Agreements and Indemnification Agreements.”
Private Placements
See “Description of Share Capital — History of Securities Issuances.”
Shareholders Agreement
See “Description of Share Capital — Shareholders Agreement.”
Transactions with Geely Group
We enjoy significant business synergies with Geely Group and in the ordinary course of business, from time to time, we carry out transactions and enter into arrangements with them. See “Our Relationship with Geely Group.” Other transactions or arrangements that are considered to be material include the following:
We provided research and development services to Geely Holding in the amount of RMB2,214.0 million, RMB2,841.6 million and RMB896.9 million in 2020, 2021 and the nine months ended September 30, 2022, respectively. These research and development services include the development of a variety of BEV-related technologies and capabilities and specific R&D services on a project basis, among others.
We sold electronic batteries and other components to Geely Holding in the amount of RMB147.6 million, RMB807.5 million and RMB4,400.0 million in 2020, 2021 and the nine months ended September 30, 2022, respectively.
We sold electronic batteries and other components to Geely Auto in the amount of RMB213.0 million, RMB942.4 million and RMB1,148.0 million in 2020, 2021 and the nine months ended September 30, 2022, respectively.
We sold electronic batteries and other components to affiliates of Geely Auto in the amount of RMB376.8 million and RMB1,081.4 million in 2021 and the nine months ended September 30, 2022, respectively.
We have entered into cooperation framework arrangements with Geely Holding for the manufacturing of our vehicles. We purchased these vehicles at a price made up of the purchase cost of direct materials and a predetermined markup. Our purchase of vehicles amounted to RMB1,626.0 million and RMB9,737.2 million in 2021 and the nine months ended September 30, 2022, respectively.
We purchased property and equipment from Geely Holding in the amount of RMB148.8 million in 2020. These included certain equipment typically used in the vehicle R&D process.
We purchased vehicle related technology services from Geely Holding in the amount of RMB2,170.9 million and RMB1,280.5 million in 2021 and the nine months ended September 30, 2022, respectively. These primarily included expenses related to the R&D of our vehicle models incurred by Geely Holding, as well as fees from vehicle testing.
In April 2022, we entered into a 10-year loan agreement with Zhejiang Geely Automobile Manufacturing Co., Ltd. to supplement our working capital, in the total principal amount of RMB9.7 billion, and we have drawn down RMB6.0 billion as of the date of this prospectus.

DESCRIPTION OF SHARE CAPITAL
We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (as amended) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.
Our share capital is divided into ordinary shares and preferred shares. In respect of all of our ordinary shares and preferred shares we have power insofar as is permitted by law, to redeem or purchase any of our shares and to increase or reduce the share capital subject to the provisions of the Companies Act and the articles of association and to issue any shares, whether such shares be of the original, redeemed or increased capital, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers under our memorandum and articles of association.
As of the date hereof, our authorized share capital consists of US$1,000,000 divided into (i) 4,873,529,415 ordinary shares with a par value of US$0.0002 each, (ii) 126,470,585 series pre-A preferred shares with a par value of US$0.0002 each. As of the date of this prospectus, there are 2,000,000,000 ordinary shares and 126,470,585 series pre-A preferred shares issued and outstanding. All of our issued and outstanding ordinary shares are fully paid. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be converted into ordinary shares on a one-for-one basis.
We plan to adopt an amended and restated memorandum and articles of association, which will become effective and replace the current first amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our authorized share capital upon completion of the offering will be US$      divided into           ordinary shares of a par value of US$      each. We will issue           ordinary shares represented by ADSs in this offering [and the concurrent private placement to Geely Auto to effect its Assured Entitlement Distribution (assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in such concurrent private placement)]. All incentive shares, including options, restricted shares and restricted share units, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met.
The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.
[Ordinary Shares
General.   Immediately prior to the completion of this offering, our authorized share capital is US$ divided into           ordinary shares, with a par value of US$      each. Holders of ordinary shares will have the same rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.
Dividends.   The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights.   In respect of all matters subject to a shareholders’ vote, holders of ordinary shares shall, at all times, vote on all matters submitted to a vote by the members at any such general meeting. Each ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder.
A quorum required for a meeting of shareholders consists of two or more shareholders holding not less than of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-IPO memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the [NYSE/Nasdaq]. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than ten (10) percent of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least 21 clear days is required for the convening of our annual general meeting and 14 clear days for other general meetings unless such notice is waived in accordance with our articles of association.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.
Transfer of Ordinary Shares.   Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•
the instrument of transfer is in respect of only one class of shares;

•
the instrument of transfer is properly stamped, if required;

•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four;

•
the shares are free from any lien in favor of the Company; and

•
a fee of such maximum sum as the [NYSE/Nasdaq] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice required of the [NYSE/Nasdaq], be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.
Liquidation.   On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares.   Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares.   We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by an ordinary resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by [ordinary resolution] of our shareholders, or are otherwise authorized by our post-IPO memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, out of the share premium account or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital, provided that the articles of association authorize this and, immediately following the date of which the payment out of capital is proposed to be made, it is able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.   If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound- up, may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.
Inspection of Books and Records.   Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Issuance of Additional Shares.   Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

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the designation of the series;

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the number of shares of the series;

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the dividend rights, dividend rates, conversion rights, voting rights; and

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the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Anti-Takeover Provisions.   Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.
Exempted Company.   We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
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does not have to file an annual return of its shareholders with the Registrar of Companies;

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is not required to open its register of members for inspection;

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does not have to hold an annual general meeting;

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is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

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may issue negotiable or bearer shares or shares with no par value;

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may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 or 30 years in the first instance);

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may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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may register as a limited duration company; and

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may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Register of Members
Under the Companies Act, we must keep a register of members and there should be entered therein:
•
the names and addresses of our members, with the addition of, in the case of a company having a capital divided into shares, a statement of the shares held by each member, and the statement shall —

(i)
distinguish each share by its number (so long as the share has a number);

(ii)
confirm the amount paid, or agreed to be considered as paid on the shares of each member;

(iii)
confirm the number and category of shares held by each member;

(iv)
confirm whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

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the date on which the name of any person was entered on the register as a member; and

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the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.
If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.]
Differences in Corporate Law
The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales, but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States.
Mergers and Similar Arrangements.   The Companies Act permits mergers and consolidations between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger and consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.   In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholders may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
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a company acts or proposes to act illegally or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.   Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty. [Our post-offering memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.] This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties.   Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent.   Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. [The Companies Act and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.]
Shareholder Proposals.   Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. [Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than [one-third] of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.]
Cumulative Voting.   Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands [but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.]
Removal of Directors.   Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. [Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an [ordinary resolution] of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.]
Transactions with Interested Shareholders.   The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up.   Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. [Under the Companies Act and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.]
Variation of Rights of Shares.   Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. [Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.]
Amendment of Governing Documents.   Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.
Rights of Nonresident or Foreign Shareholders.   [There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.]
History of Securities Issuances
The following is a summary of our securities issuances in the past three years.
Preferred Shares
On September 17, 2021, we issued 25,294,117 series pre-A preferred shares to Intel Capital Corporation for a consideration of US$100,000,000.
On September 17, 2021, we issued 25,294,117 series pre-A preferred shares to Integral Accely Limited for a consideration of US$100,000,000.
On September 17, 2021, we issued 25,294,117 series pre-A preferred shares to Bili Lightning Investment Limited for a consideration of US$100,000,000.
On January 25, 2022, we issued 25,294,117 series pre-A preferred shares to Team Plus Limited for a consideration of US$100,000,000.
On January 25, 2022, we issued 25,294,117 series pre-A preferred shares to Ning Bo Mei Shan Bonded Port Area Wen Ding Investment Co., Ltd. for a consideration of US$100,000,000.
Our series pre-A preferred shares will automatically convert into ordinary shares upon the completion of this offering at an initial conversion ratio of one-to-one, adjusted for share splits, share dividends, recapitalizations and similar transactions.
Ordinary Shares
On March 31, 2021, we issued one ordinary share to Harneys Fiduciary (Cayman) Limited, which was transferred to Luckview Group Limited for nominal consideration. On the same day, we issued

(i) 1,019,999,999 ordinary shares for a consideration of RMB1,020,000,000 to Luckview Group Limited, and (ii) 980,000,000 ordinary shares for a consideration of RMB980,000,000 to Geely International (Hong Kong) Limited.
Shareholders Agreement
Our currently effective [shareholders agreement] was entered into on September 17, 2021 by and among us, our shareholders, and certain other parties named therein.
The current shareholders agreement provides for certain special rights, including registration right, right of first refusal, right of co-sale, and drag-along right and contains provisions governing the board of directors and other corporate governance matters. Those special rights (except the registration right as described below), as well as the corporate governance provisions, will terminate upon the completion of this offering.
Registration Rights
Pursuant to the current shareholders agreement, we have granted certain registration rights to our shareholders, provided that no shareholder shall be entitled to exercise any such registration right after the earlier of (i) three years following the consummation of a qualified IPO; or (ii) with respect to any holder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any ninety-day period. Set forth below is a description of the registration rights granted under the current shareholders agreement.
Demand Registration Rights.   At any time commencing six months after the closing of this offering, holders of at least 10% of the registrable securities then-outstanding have the right to demand that we file a registration statement covering the registration of such registrable securities. We are not obligated to effect any such registration if we have, within the six-month period preceding the date of such request, already effected a registration under the Securities Act pursuant to demand registration right or Form F-3 registration right or piggyback registration right in which the holders had an opportunity to participate, other than a registration from which the registrable securities of the holders have been excluded (with respect to all or any portion of the registrable securities the holders requested be included in such registration). Further, we are not obligated to effect more than three such demand registrations that have been declared and ordered effective, except that (i) if the sale of all of the registrable securities sought to be included is not consummated for any reason other than due to the action or inaction of the holders including registrable securities in such registration, such registration shall not be deemed to constitute one of the registration rights; and (ii) the piggyback registrations and Form F-3 registrations described below shall not be deemed to constitute one of the demand registrations.
In the event of an underwritten offering therein, we are not required to register the registrable securities of a holder unless such holder’s registrable securities are included in the underwriting and such holder enters into an underwriting agreement in customary form with the managing underwriter(s) selected by the holders of a majority of the registrable securities being registered and reasonably acceptable to us. The underwriters of any underwritten offering may exclude up to 75% of the number of registrable securities from being included in the applicable registration statement if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, provided that all other securities are first entirely excluded from the underwriting and registration. The number of registrable securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the holders of registrable securities on a pro rata basis according to the number of registrable securities then-outstanding held by each holder requesting registration.
In addition, we have the right to defer filing of a registration statement for up to 90 days if our board determines in good faith judgment that the filing of a registration statement would be materially detrimental to us and our shareholders, provided that within any 12-month period, we do not exercise this right and during such 90 days, we do not file any registration statement pertaining to the public offering of our securities.
Piggyback Registration Rights.   If we propose to file a registration statement for a public offering of our securities (including, but not limited to, registration statements relating to secondary offerings of our securities, but excluding registration statements relating to any employee benefit plan or a corporate reorganization), we must offer holders of our registrable securities an opportunity to include all or any part of their securities in this registration.
In the event of an underwritten offering therein, we are not required to register the registrable securities of a holder, unless such holder’s registrable securities are included in the underwriting and such holder enters into an underwriting agreement in customary form with the managing underwriter(s) selected for such underwriting. The underwriters of any underwritten offering may exclude up to 75% of the number of registrable securities from being included in the applicable registration statement if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten. The number of shares that may be included in the registration and the underwriting shall be allocated, first, to us, second, to each of the holders requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of shares of registrable securities then held by each such holder, and third, to holders of other securities of ours.
There shall be no limit on the number of times the holders may request registration of registrable securities pursuant to such piggyback registration rights.
Form F-3 Registration Rights.   In case we receive from any holders of registrable securities then-outstanding written requests that we effect a registration on Form F-3, as the case may be, we shall, subject to certain limitations, file a registration statement on Form F-3 covering the registrable securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the holders.
Expenses of Registration.   We will bear all registration expenses incurred in connection with any demand, piggyback or F-3 registration, subject to certain limitations.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
[American Depositary Shares
           , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS represents           shares (or a right to receive           shares) deposited with           , as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at           .           ‘s principal executive office is located at           .
You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.
As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying the ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”
Dividends and Other Distributions
How Will You Receive Dividends and Other Distributions on the Shares?
The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares the ADSs represent.
Cash.   The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.
Shares.   The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.
Rights to purchase additional shares.   If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
Other Distributions.   The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation
How Are ADSs Issued?
The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.
How Can ADS Holders Withdraw the Deposited Securities?
You may surrender the ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.
How Do ADS Holders Interchange Between Certificated ADSs and Uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.
Voting Rights
How Do You Vote?
ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.
Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender the ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least [45] days in advance of the meeting date.
Fees and Expenses
Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs•	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
• US$0.05 (or less) per ADS per calendar year	• Depositary services
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.
The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of the ADSs or allow you to withdraw the deposited securities represented by the ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADS to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities
The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.
If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.
If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.
Amendment and Termination
How May the Deposit Agreement Be Amended?
We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
How May the Deposit Agreement Be Terminated?
The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:
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60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

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we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

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we appear to be insolvent or enter insolvency proceedings;

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all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

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there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

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there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.
Limitations on Obligations and Liability
Limits on Our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
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are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

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are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

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are not liable if we or it exercises discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

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have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

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are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

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may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:
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payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

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satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

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compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying the ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:
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when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

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when you owe money to pay fees, taxes and similar charges; or

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when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.
In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.
Shareholder Communications; Inspection of Register of Holders of ADSs
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.]

SHARES ELIGIBLE FOR FUTURE SALE
Upon completion of this offering [and the concurrent private placement to Geely Auto to effect its Assured Entitlement Distribution (assuming Geely Auto’s full subscription of the ordinary shares to be issued by us in such concurrent private placement)], we will have            ADSs outstanding, representing            ordinary shares, or approximately     % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and [while the ADSs have been approved for listing on the [NYSE/Nasdaq],] we cannot assure you that a regular trading market will develop in the ADSs.
Lock-up Agreements
We, [our directors, executive officers and existing shareholders] have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.
Rule 144
All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.
Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:
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1% of the then-outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately            ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

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the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise on the [NYSE/Nasdaq] during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.
Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights
Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION
The following discussion of Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of King & Wood Mallesons, our PRC legal counsel.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.
People’s Republic of China Taxation
Under the EIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.
In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10%

on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gains are treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source). These rates may be reduced by an applicable tax treaty or tax arrangement, but it is unclear whether non-PRC shareholders of our company would be able to obtain the benefits of any tax treaties or agreements between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise.
Material U.S. Federal Income Tax Considerations
The following are material U.S. federal income tax consequences to you of the ownership and disposition of the ADSs or ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to own the ADSs or ordinary shares.
This discussion applies to you only if you are a U.S. Holder (as defined below), you acquire the ADSs in this offering and you hold the ADSs or underlying ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to you if you are subject to special rules, such as if you are:
•
a financial institution;

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an insurance company;

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a regulated investment company;

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a dealer or electing trader in securities that uses a mark-to-market method of tax accounting;

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a person that holds ADSs or ordinary shares as part of a straddle, hedging, integrated or similar transaction;

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a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

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an entity classified as a partnership for U.S. federal income tax purposes or a partner or member thereof;

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a tax-exempt entity, “individual retirement account” or “Roth IRA”;

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a Geely Auto shareholder that receives ADSs as part of the Assured Entitlement Distribution;

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a person that owns or is deemed to own ADSs or ordinary shares representing 10% or more of our stock by vote or value; or

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a person that holds ADSs or ordinary shares in connection with a trade or business outside the United States.

If you are a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that owns ADSs or ordinary shares, the U.S. federal income tax treatment of your partners will generally depend on their status and your activities. If you are a partnership that intends to acquire the ADSs or ordinary shares, you should consult your tax adviser as to the particular U.S. federal income tax consequences to you and your partners of owning and disposing of the ADSs or ordinary shares.
This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.
For purposes of this discussion you are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of the ADSs or ordinary shares and:
•
a citizen or individual resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•
an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own the ADSs you will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange your ADSs for the underlying ordinary shares represented by those ADSs.
This discussion does not address the effects of any state, local or non-U.S. tax laws, or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the ADSs or ordinary shares in your particular circumstances.
Taxation of Distributions
The following discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” below.
Distributions paid on the ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Dividends will not be eligible for a dividends-received deduction. If you are a non-corporate U.S. Holder that owns ADSs, subject to applicable limitations, dividends paid to you with respect to your ADSs may be taxable at a favorable rate provided that we are not a passive foreign investment company, or a PFIC, for our taxable year of the distribution or the preceding taxable year. If you are a non-corporate U.S. Holder you should consult your tax adviser regarding the availability of this favorable tax rate and any applicable limitations in your particular circumstances.
Dividends generally will be included in your income on the date of receipt by you (in the case of ordinary shares) or by the depositary (in the case of ADSs). The amount of income with respect to a dividend paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on that date. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the amount received. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.
Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “— People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon your circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding any rate applicable under the Treaty) generally will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for foreign income taxes to be creditable, the relevant foreign income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. You should consult your tax adviser regarding the creditability of any PRC taxes in your particular circumstances (including your eligibility for Treaty benefits). In lieu of claiming a credit, you may be able to elect to deduct any PRC taxes withheld in computing your taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year.
Sale or Other Taxable Disposition of ADSs or Ordinary Shares
The following discussion is subject to the discussion under “— Passive Foreign Investment Company Rules” below.

You will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and your tax basis in the ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, you have owned the ADSs or ordinary shares for more than one year. If you are a non-corporate U.S. Holder, any long-term capital gains recognized by you will generally be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.
As described in “— People’s Republic of China Taxation,” gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons are generally treated as U.S.-source income. However, if you are eligible for the benefits of the Treaty, you may be able to elect to treat gains from the disposition of your ADSs or ordinary shares as foreign-source income and claim a foreign tax credit with respect to any PRC income taxes on these gains. Under relevant Treasury regulations, you will generally be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of your ADSs or ordinary shares unless you are eligible for Treaty benefits and elect to apply them. However, in that case it is possible that any PRC taxes on disposition gains may either be deductible or reduce the amount realized on the disposition. The rules governing foreign tax credits and deductibility of foreign taxes are complex. You should consult your tax adviser regarding your eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC tax on disposition gains in your particular circumstances, including the Treaty’s resourcing rule, any reporting requirements with respect to a Treaty-based return position and any applicable limitations.
Passive Foreign Investment Company Rules
In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, investment gains and certain rents and royalties (other than rents and royalties that are derived in the conduct of an active business and meet certain requirements). Cash is generally a passive asset for these purposes. Goodwill is treated as an active asset to the extent associated with business activities that produce active income.
Based on the current and expected composition of our income and assets and the estimated value of our assets, including goodwill (which is based, in part, on the expected price of the ADSs in this offering), we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year and will depend on the composition of our income and assets and the value of our assets from time to time. The composition of our assets and income may be affected by how, and how quickly, we use our cash (including the cash raised in this offering). In addition, the value of our goodwill may be determined, in part, by reference to the market price of the ADSs from time to time, which could be volatile. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year.
If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests is also a PFIC (a “Lower-tier PFIC”), you will be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) dispositions of shares of the Lower-tier PFIC, in each case as if you held such shares directly, even though you will not receive any proceeds of those distributions or dispositions.
In general, if we are a PFIC for any taxable year during which you own the ADSs or ordinary shares, gain recognized by you on a sale or other disposition (including certain pledges) of your ADSs or ordinary shares will be allocated ratably over your holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge will be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by you in any taxable year on your ADSs or ordinary shares exceed 125% of the average of the annual distributions on the ADSs or ordinary shares received during the preceding three taxable years or your holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which you own ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own the ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status, unless you make a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.
Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange” (each as defined in applicable U.S. Treasury regulations), you may be able to make a mark-to-market election with respect to the ADSs that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs will be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (or, for the quarter of the calendar year in which the offering occurs, such reduced number of days as prescribed by applicable Treasury regulations). The [NYSE/Nasdaq], where the ADSs are expected to be listed, is a qualified exchange for this purpose. If you are a U.S. Holder that owns ADSs and make the mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If you make the election, your tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a taxable year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If you make the mark-to-market election, distributions paid on ADSs will be treated as discussed under “— Taxation of Distributions” above. Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the Internal Revenue Service’s consent, or the ADSs cease to be regularly traded on a qualified exchange. There is no provision of law or official guidance that permits you to make a mark-to-market election with respect to any Lower-tier PFIC unless the shares of such Lower-tier PFIC are themselves regularly traded on a qualified exchange. As a result, if you make a mark-to-market election with respect to the ADSs, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year.
We do not intend to provide information necessary to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
If we are a PFIC for any taxable year during which you own ADSs or ordinary shares, you will generally be required to file annual reports on Internal Revenue Service Form 8621. You should consult your tax adviser regarding our PFIC status for any taxable year and the potential application of the PFIC rules to your ownership of ADSs or ordinary shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) you are a corporation or other “exempt recipient” (and establish that fact if required to do so) or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
If you are an individual or one of certain specified entities, you may be required to report information relating to your ownership of ADSs or ordinary shares, or non-U.S. accounts through which your ADSs or ordinary shares are held. You should consult your tax adviser regarding your reporting obligations with respect to the ADSs and ordinary shares.

UNDERWRITING
We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions set out in the underwriting agreement, each underwriter has severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C., Morgan Stanley Asia Limited, BofA Securities, Inc. and China International Capital Corporation Hong Kong Securities Limited are acting as the representatives of the underwriters.
Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
Morgan Stanley Asia Limited
BofA Securities, Inc.
China International Capital Corporation Hong Kong Securities Limited
Total
The underwriters are offering the ADSs subject to their receipt and acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters’ option to purchase additional ADSs described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC. Morgan Stanley Asia Limited will offer ADSs in the United States through its SEC-registered broker-dealer affiliate in the United States, Morgan Stanley & Co. LLC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with the applicable laws and regulations.
The address of Goldman Sachs (Asia) L.L.C. is 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The address of Morgan Stanley Asia Limited is Level 46, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong. The address of BofA Securities, Inc. is One Bryant Park, New York, NY 10036, United States. The address of China International Capital Corporation Hong Kong Securities Limited is 29/F, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           additional ADSs from us at the initial public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above and will offer the additional ADSs on the same term as those on which the ADSs are being offered.
The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$      per ADS from the initial public offering price. After the initial public offering, the offering price and other selling terms may from time to time be varied by the underwriters.

The following table shows per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.
Total
	Per ADS	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Initial public offering price	$	$	$
Underwriting discounts and commissions paid by us from ADSs offered to the public	$	$	$
Proceeds, before expenses, to us from ADSs offered to the public	$	$	$
We estimate that the total expenses of this offering, excluding the underwriting discounts and commissions, will be approximately US$      million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering up to US$      .
[We have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, we will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; (iii) file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or (iv) publicly disclose the intention to make any offer, sale, pledge, disposition or filing, in each case regardless of whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.]
[Our directors, officers, existing shareholders and certain holders of our outstanding share incentive awards have agreed that, without the prior written consent of the representatives on behalf of the underwriters and subject to certain exceptions, they will not, during the period ending 180 days after the date of this prospectus, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for such ordinary shares or ADSs; (ii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise; (iii) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement; or (iv) make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.]
The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.
We have applied to list the ADSs on the [NYSE/Nasdaq] under the symbol “[           ].”
Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price will be negotiated among the representatives and us and will not necessarily reflect the market price of the ADSs following this offering. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, future prospects of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We cannot assure you that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active trading market for the ADSs will develop and continue after this offering.
In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and if these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the [NYSE/Nasdaq], the over-the-counter market or otherwise.
A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. Internet distributions will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.
[At our request, the underwriters have reserved up to    % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the offering price to certain of our directors, executive officers, employees, business associates and members of their families. The directed ADS program will be administered by           . We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]
[The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.]
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the ADSs may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act. The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Bermuda
The ADSs may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands
The ADSs are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ADSs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ADSs for the purposes of the Securities and Investment Business Act, 2010, or SIBA, or the Public Issuers Code of the British Virgin Islands.
The ADSs may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.
Canada
The ADSs may be sold only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Cayman Islands
This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.
Dubai International Financial Center
This prospectus relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this prospectus nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), an offer to the public of any ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a “qualified investor” as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of ADSs shall result in a requirement for the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the Underwriters and the Issuer that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.
[In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public, other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.]
The issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire ADSs in the offer.
For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
France
Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:
•
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive;

•
released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•
used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:
•
to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•
to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•
in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Germany
This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.
Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.
This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.
Hong Kong
The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Indonesia
This prospectus does not, and is not intended to, constitute a prospectus for a public offering of securities and this offering does not, and is not intended to, constitute a public offering of securities under

Law Number 8 of 1995 regarding Capital Market and its implementing regulations. This prospectus may not be distributed in the Republic of Indonesia and the ADSs may not be offered or sold in the Republic of Indonesia or to Indonesian citizens wherever they are domiciled, or to Indonesia residents, in a manner which constitutes a public offering under the laws of the Republic of Indonesia.
Israel
This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.
Japan
The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, have not been, directly or indirectly, offered or sold and will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and the other applicable laws and regulations of Japan. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Korea
The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.
Kuwait
Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.
Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
PRC
This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold, directly or indirectly, to any resident of the PRC or to persons for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the Special Administrative Regions of Hong Kong and Macao.
Qatar
In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.
Saudi Arabia
This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:
•
to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”);

•
to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or

•
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(a)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

South Africa
Due to restrictions under the securities laws of South Africa, the ADSs are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:
(a)
the offer, transfer, sale, renunciation or delivery is to:

(i)
persons whose ordinary business is to deal in securities, as principal or agent;

(ii)
the South African Public Investment Corporation;

(iii)
persons or entities regulated by the Reserve Bank of South Africa;

(iv)
authorized financial service providers under South African law;

(v)
financial institutions recognized as such under South African law;

(vi)
a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorized portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

(vii)
any combination of the person in (i) to (vi); or

(b)
the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the ADSs. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the ADSs in South Africa constitutes an offer of the ADSs in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the ADSs. The ADSs may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the ADSs to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ADSs constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.
Taiwan
The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.
United Arab Emirates
The ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.
United Kingdom
An offer to the public of any ADSs may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any ADSs may be made at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”);

provided that no such offer of ADSs shall result in a requirement for the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and the issuer that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.
[In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.]
The issuer, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire ADSs in the offer.
For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/ 1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES RELATING TO THIS OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the [NYSE/Nasdaq] listing fee, all amounts are estimates. The Company will pay all of the expenses of this offering.
Expenses	Amount
SEC registration fee	US$
[NYSE/Nasdaq] listing fee	US$
FINRA filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$
Total	US$

LEGAL MATTERS
We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters with respect to U.S. federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Ogier. Legal matters as to PRC law will be passed upon for us by King & Wood Mallesons and for the underwriters by Fangda Partners. Davis Polk & Wardwell LLP may rely upon Ogier with respect to matters governed by Cayman Islands law and King & Wood Mallesons with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS
The financial statements of ZEEKR Intelligent Technology Holding Limited as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The office of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at Room 1206, No.9 Feiyunjiang Road, Hangzhou, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

ZEEKR Intelligent Technology Holding Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of ZEEKR Intelligent Technology Holding Limited
Opinion on the Financial Statements
We have audited the accompanying combined and consolidated balance sheets of ZEEKR Intelligent Technology Holding Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related combined and consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2021, the related notes and schedule listed in the Schedule I (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Convenience Translation
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2d. Such United States dollar amounts are presented solely for the convenience of readers outside the People’s Republic of China.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Hangzhou, the People’s Republic of China
December 7, 2022
We have served as the Company’s auditor since 2021.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
COMBINED AND CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in thousands, except share and per share data and otherwise noted)
	As of December 31,
	2020	2021	2021
	RMB	RMB	US$ (Note 2d)
ASSETS
Current assets:
Cash and cash equivalents	141,929	3,893,980	547,407
Restricted cash	—	3,986	560
Notes receivable	3,376	33,881	4,763
Accounts receivable (net of allowance for doubtful accounts of RMB244 and RMB756 as of December 31, 2020 and 2021, respectively)	11,687	24,208	3,403
Inventories	194,054	1,214,080	170,673
Amounts due from related parties-current (net of allowance for doubtful accounts of RMB19,215 and RMB13,232 as of December 31, 2020 and 2021, respectively)	5,382,253	3,848,577	541,024
Prepayments and other current assets (net of allowance for doubtful accounts of RMB93 and RMB110 as of December 31, 2020 and 2021, respectively)	293,792	413,095	58,073
Total current assets	6,027,091	9,431,807	1,325,903
Property, plant and equipment, net	559,814	1,092,759	153,618
Intangible assets, net	32,005	36,396	5,116
Land use rights, net	55,284	54,108	7,606
Operating lease right-of-use assets	567,098	1,000,052	140,585
Deferred tax assets	15,596	75,395	10,599
Long-term investments	287,068	192,221	27,022
Other non-current assets	8,456	57,194	8,040
Total non-current assets	1,525,321	2,508,125	352,586
TOTAL ASSETS	7,552,412	11,939,932	1,678,489
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	402,898	663,295	93,245
Accounts payable	435,936	1,673,388	235,241
Amounts due to related parties	1,860,943	5,718,117	803,840
Income tax payable	—	4,030	567
Accruals and other current liabilities	655,032	2,091,673	294,043
Total current liabilities	3,354,809	10,150,503	1,426,936
Long-term borrowings	260,003	—	—
Operating lease liabilities, non-current	452,436	786,202	110,523
Other non-current liabilities	95,225	70,411	9,896
Deferred tax liability	9,970	3,390	477
Total non-current liabilities	817,634	860,003	120,896
TOTAL LIABILITIES	4,172,443	11,010,506	1,547,832
Commitments and contingencies (Note 25)
The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
COMBINED AND CONSOLIDATED BALANCE SHEETS (Continued)
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in thousands, except share and per share data and otherwise noted)
	As of December 31,
	2020	2021	2021
	RMB	RMB	US$ (Note 2d)
SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.0002 par value, nil and 4,873,529,415 shares authorized, nil and 2,000,000,000 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	—	2,584	363
Convertible preferred shares (US$0.0002 par value, 126,470,585 shares authorized, nil and 75,882,351 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	—	98	14
Additional paid-in capital	6,417	4,269,555	600,205
Paid-in capital of combined companies	1,241,717	697,517	98,055
Retained earnings (Accumulated deficits)	2,075,196	(4,584,927)	(644,539)
Accumulated other comprehensive income (loss)	56,639	(46,766)	(6,574)
Total ZEEKR Intelligent Technology Holding Limited shareholders’ equity	3,379,969	338,061	47,524
Non-controlling interest	—	591,365	83,133
Total Shareholder’s Equity	3,379,969	929,426	130,657
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,552,412	11,939,932	1,678,489

The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021
(Amounts in thousands, except share and per share data and otherwise noted)
	Years Ended December 31,
	2020	2021	2021
	RMB	RMB	US$ (Note 2d)
Net revenues:
Vehicle sales (including revenues from related parties of nil and RMB93,985 for the years ended December 31, 2020 and 2021, respectively)	—	1,544,320	217,097
Sales of batteries and other components (including revenues from related parties of RMB375,633 and RMB2,126,680 for the years ended December 31, 2020 and 2021, respectively)	376,317	2,128,193	299,177
Research and development services (including revenues from related parties of RMB2,217,469 and RMB2,846,500 for the years ended December 31, 2020 and 2021, respectively)	2,808,748	2,855,005	401,350
Total revenues	3,185,065	6,527,518	917,624
Cost of revenues:
Sales of vehicle (including charges from related parties of nil and RMB1,478,492 for the years ended December 31, 2020 and 2021, respectively)	—	(1,515,797)	(213,087)
Sales of batteries and other components	(354,834)	(2,133,504)	(299,923)
Research and development services (including charges from related parties of RMB134 and RMB4,378 for the years ended December 31, 2020 and 2021, respectively)	(1,979,997)	(1,840,048)	(258,670)
Total cost of revenues	(2,334,831)	(5,489,349)	(771,680)
Gross profit	850,234	1,038,169	145,944
Operating expenses:
Research and development expenses	(22,605)	(3,160,304)	(444,269)
Selling, general and administrative expenses	(803,560)	(2,200,056)	(309,279)
Other operating income, net	59,035	19,552	2,749
Total operating expenses	(767,130)	(5,340,808)	(750,799)
Income (Loss) from operations	83,104	(4,302,639)	(604,855)
Interest expense	(66,753)	(53,205)	(7,479)
Interest income	1,755	23,022	3,236
Other income (expenses), net	134,121	(184,582)	(25,948)
Income (Loss) before income tax expense and share of losses in equity method investments	152,227	(4,517,404)	(635,046)
Share of losses in equity method investments	(7,984)	(16,871)	(2,372)
Income tax (expense) benefits	(40,643)	19,983	2,809
Net income (loss)	103,600	(4,514,292)	(634,609)
Less: comprehensive loss attributable to non-controlling interest	—	(151,723)	(21,329)
Net income (loss) attributable to shareholders of ZEEKR Intelligent Technology Holding Limited	103,600	(4,362,569)	(613,280)
Net income (loss) per share:
Basic and diluted	—	(1.43)	(0.20)
Weighted average shares used in calculating net income (loss) per share:
Basic and diluted	—	1,506,849,315	1,506,849,315
The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF Comprehensive Income (Loss)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021
(Amounts in thousands, except share and per share data and otherwise noted)
	Years Ended December 31,
	2020	2021	2021
	RMB	RMB	US$ (Note 2d)
Net Income (loss)	103,600	(4,514,292)	(634,609)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	49,929	(103,405)	(14,536)
Comprehensive income (loss)	153,529	(4,617,697)	(649,145)
Less: comprehensive loss attributable to non-controlling interest	—	(151,723)	(21,329)
Comprehensive income (loss) attributable to shareholders of ZEEKR Intelligent Technology Holding	153,529	(4,465,974)	(627,816)
The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021
(Amounts in thousands, except share and per share data and otherwise noted)
	Ordinary shares		Preferred shares		Additional paid-in capital	Paid-in capital of combined companies	Retained earnings	Accumulated other comprehensive income	Total ZEEKR Intelligent Technology Co., Ltd’s Equity	Non- controlling Interest	Total Shareholders’ Equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	—	—	—	—	—	1,241,717	1,993,310	6,710	3,241,737	—	3,241,737
Net income	—	—	—	—	—	—	103,600	—	103,600	—	103,600
Loss from acquisition of an equity method investment from an entity under common control (Note 12)	—	—	—	—	—	—	(21,714)	—	(21,714)	—	(21,714)
Gain from disposal of equity securities from an entity under common control (Note 12)	—	—	—	—	6,417	—	—	—	6,417	—	6,417
Foreign currency translation adjustment	—	—	—	—	—	—	—	49,929	49,929	—	49,929
Balance as of December 31, 2020	—	—	—	—	6,417	1,241,717	2,075,196	56,639	3,379,969	—	3,379,969
The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(DEFICIT) (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021
(Amounts in thousands, except share and per share data and otherwise noted)
	Ordinary shares		Preferred shares		Additional Paid-in capital	Paid-in capital in combined companies	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total ZEEKR Intelligent Technology Co., Ltd’s Equity	Non- controlling Interest	Total Shareholders’ Equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	—	—	—	—	6,417	1,241,717	2,075,196	56,639	3,379,969	—	3,379,969
Capital injection in ZEEKR Hangzhou Bay	—	—	—	—	—	500,000	—	—	500,000	—	500,000
Issuance of ordinary shares at the incorporation of the Company	2,000,000,000	2,584	—	—	1,997,416	—	—	—	2,000,000	—	2,000,000
Dividend distributed to Geely Auto by ZEEKR Shanghai prior to the Reorganization	—	—	—	—	—	—	(1,811,368)	—	(1,811,368)	—	(1,811,368)
Conversion of advances from parent company to paid in capital of Ningbo Viridi prior to the reorganization (Note 15)	—	—	—	—	—	822,000	—	—	822,000	—	822,000
Gain from disposal of an equity investment to an entity under common control (Note 12)	—	—	—	—	35,478	—	—	—	35,478	—	35,478
Gain from Acquisitions of equity method investments from entities under common control (Note 12)	—	—	—	—	2,098	—	—	—	2,098	—	2,098
Acquisition of ZEEKR Hangzhou Bay in connection with the Reorganization (Note 1)	—	—	—	—	14,671	(500,000)	—	—	(485,329)	—	(485,329)
Acquisition of ZEEKR Shanghai in connection with the Reorganization (Note 1)	—	—	—	—	(10,032)	(970,386)	—	—	(980,418)	—	(980,418)
Issuance of preferred shares	—	—	75,882,351	98	1,934,022	—	—	—	1,934,120	—	1,934,120
Acquisition of Ningbo Viridi in connection with the Reorganization (Note 1)	—	—	—	—	138,912	(882,000)	—	—	(743,088)	743,088	—
Reallocation from retained earnings to paid in capital at CEVT (Note 15)	—	—	—	—	—	486,186	(486,186)	—	—	—	—
Net loss	—	—	—	—	—	—	(4,362,569)	—	(4,362,569)	(151,723)	(4,514,292)
Share-based compensation	—	—	—	—	150,573	—	—	—	150,573	—	150,573
Foreign currency translation adjustment	—	—	—	—	—	—	—	(103,405)	(103,405)	—	(103,405)
Balance as of December 31, 2021	2,000,000,000	2,584	75,882,351	98	4,269,555	697,517	(4,584,927)	(46,766)	338,061	591,365	929,426
The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021
(Amounts in thousands, except share and per share data and otherwise noted)
	Years Ended December 31,
	2020	2021	2021
	RMB	RMB	US$ (Note 2d)
Cash flows from operating activities
Net income (loss)	103,600	(4,514,292)	(634,609)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	—	150,573	21,167
Depreciation and amortization	69,244	89,838	12,629
Deferred taxes	1,429	(64,424)	(9,057)
Loss (gain) from disposal of property and equipment	260	(25)	(4)
Share of loss in equity method investments	7,984	16,871	2,372
Foreign exchange gain and loss	(95,488)	181,601	25,529
Inventory write-down	3,746	—	—
Reversal of allowance for credit losses	(1,920)	(5,454)	(767)
Changes in operating assets and liabilities:
Notes receivable	—	(30,505)	(4,288)
Accounts receivable	(14,764)	(13,187)	(1,854)
Inventories	1,161	(1,020,026)	(143,393)
Amounts due from related parties	991,037	(1,255,016)	(176,427)
Prepayments and other current assets	45,754	(62,147)	(8,737)
Operating lease right-of-use assets	(100,367)	(499,022)	(70,151)
Other non-current assets	—	(45,897)	(6,452)
Accounts payable	(23,036)	1,274,719	179,197
Amounts due to related parties	(366,937)	4,585,508	644,621
Income tax payable	(206,571)	(12,135)	(1,706)
Accruals and other current liabilities	(111,635)	1,320,003	185,563
Operating lease liabilities	105,259	506,912	71,261
Other non-current liabilities	6,718	26,287	3,695
Net cash provided by operating activities	415,474	630,182	88,589
Cash flows from investing activities
Purchases of property, plant and equipment	(842,716)	(732,836)	(103,020)
Purchases of intangible assets	(4,832)	(22,006)	(3,094)
Proceeds from disposal of property and equipment	59	297	42
Purchases of long-term investments	(307,766)	—	—
Proceeds from disposal of long-term investments	58,340	306,240	43,051
Cash paid to acquire entities under common control (Note 1)	—	(1,465,747)	(206,051)
Investment in equity investee	—	(120,000)	(16,869)
Dividend received from long-term investments	128,500	—	—
Proceeds from disposal of subsidiaries	1,036,150	—	—
Advances to related parties	(952,762)	—	—
Repayments received for advances to related parties	7,417	2,413,577	339,295
Net cash (used in) provided by investing activities	(877,610)	379,525	53,354
The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021
(Amounts in thousands, except share and per share data and otherwise noted)
	Years Ended December 31,
	2020	2021	2021
	RMB	RMB	US$ (Note 2d)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	2,000,000	281,156
Proceeds from issuance of preferred shares (net of issuance costs of RMB1,690)	—	1,934,120	271,894
Proceeds from bank borrowings	—	447,483	62,906
Repayments of bank borrowings	(368,420)	(376,724)	(52,959)
Proceeds from related party loans	1,259,665	299,683	42,129
Repayments of related party loans	(1,482,466)	—	—
Advances from related parties	683,392	—	—
Repayments of Advances from related parties	—	(207,665)	(29,193)
Capital contribution to ZEEKR Hangzhou Bay from Geely Holding	—	500,000	70,289
Dividend paid by ZEEKR Shanghai prior to Reorganization	—	(1,811,833)	(254,703)
Net cash provided by financing activities	92,171	2,785,064	391,519
Net (decrease) increase in cash, cash equivalents and restricted cash	(369,965)	3,794,771	533,462
Cash, cash equivalents and restricted cash at beginning of year	498,145	141,929	19,952
Effect of exchange rate changes on cash, cash equivalents and restricted cash	13,749	(38,734)	(5,447)
Cash, cash equivalents and restricted cash at end of year	141,929	3,897,966	547,967
Supplementary disclosure of cash flow information:
Cash paid for income tax	261,351	56,046	7,879
Interest paid	199,204	45,769	6,434
Supplementary disclosure of non-cash investing and financing activities:
Accrued purchases of property and equipment	92,140	94,158	13,237
Amounts due to related parties in connection with acquisition of long-term investments	—	65,017	9,140
Conversion of advances from parent company to paid in capital	—	822,000	115,555
Amounts due from a related party for disposal of a long-term investment	5,671	—	—
Cash, cash equivalents and restricted cash as reported in the combined and consolidated statements of cash flows are presented separately on our combined and consolidated balance sheet as follows:
	Years Ended December 31,
	2020	2021	2021
	RMB	RMB	US$ (Note 2d)
Cash and cash equivalents	141,929	3,893,980	547,407
Restricted cash	—	3,986	560
Total cash, cash equivalents and restricted cash	141,929	3,897,966	547,967
The accompanying notes are an integral part of these combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
1.
Principal activities and History of the Group

Principal activities
ZEEKR Intelligent Technology Holding Limited (the “Company or “ZEEKR”) was incorporated under the law of Cayman Islands on March 31, 2021. The Company, together with its subsidiaries (collectively, the “Group”), are principally engaged in commercialization and sales of electric vehicles and batteries, and provision of automotive related research and development services.
Prior to the establishment of the Company, the Group’s business were conducted through the following entities:
Name of the entity	Place of incorporation	Principle activities
ZEEKR Automobile (Shanghai) Co., Ltd., previously known as Shanghai Maple Guorun Automobile Company Ltd. (“ZEEKR Shanghai”)	The People’s Republic of China	Investment holding company
ZEEKR Automobile (Ningbo Hangzhou Bay New Zone) Co., Ltd. (“ZEEKR Hangzhou Bay”)	The People’s Republic of China	Managing the production and commercialization of electric vehicles
Viridi E-Mobility Technology (Ningbo) Co., Ltd. (“Ningbo Viridi”)	The People’s Republic of China	Production and sales of electric powertrain and battery packs for electric vehicles
China-Euro Vehicle Technology Aktiebolag (“CEVT”)	Sweden	Provision of research and development services
In 2021, in an effort to establish an independent Battery Electric Vehicles (BEV) business to obtain investment from outside investors and in preparation of an oversea listing, Zhejiang Geely Holding Group Co., Ltd. (“Geely Holding”), the controlling shareholder of Geely Automobile Holdings Limited (‘‘Geely Auto’’), undertook a series of contemplated reorganizations (the “Reorganization”). The main purpose of the Reorganization is to establish ZEEKR as the oversea holding company for the above BEV related businesses that were originally operated within Geely Holding and Geely Auto. Subsequent to the establishment of ZEEKR in March 2021, the above businesses were transfer to ZEEKR by Geely Holding and Geely Auto as part of the Reorganization. As these entities being transferred are all under the common control of Geely Holding, these transfers were accounted for as a restructuring of entities under common control as follows:
•
In July 2021, the Company established Zhejiang ZEEKR Intelligent Technology Co., Ltd. (“Zhejiang ZEEKR”) in the People’s Republic of China (“PRC”), a wholly-owned subsidiary.

•
In July 2021, ZEEKR Shanghai, a subsidiary of Geely Auto, acquired 100% equity interest in ZEEKR Hangzhou Bay from Geely Holding for a cash consideration of RMB485.3 million. The net book value of ZEEKR Hangzhou Bay at the time of acquisition was RMB500 million. The corresponding difference between acquisition consideration paid and the entity’s net book value of RMB14,671 was recognized in additional paid-in capital.

•
In August 2021, the Group through Zhejiang ZEEKR, acquired 100% equity interest in ZEEKR Shanghai (99% from Geely Auto and 1% from Geely Holding) for a cash consideration of RMB980.4 million. The net book value of ZEEKR Shanghai was RMB970.4 million at the time of acquisition. The corresponding difference between acquisition consideration paid and the entity’s net book value of RMB10,032 loss was recognized in additional paid-in capital.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
1.
Principal activities and History of the Group (Continued)

•
In October 2021, the Group through ZEEKR Shanghai, acquired 51% equity interest in Ningbo Viridi, a subsidiary of Geely Holding by injecting capital contribution of RMB860.7 million in Ningbo Viridi. As result of this transaction, Ningbo Viridi became a subsidiary of the Group with a 49% non-controlling interest in the amount of RMB743,088 recognized at the date of acquisition.

•
In February 2022, the Group through Zhejiang ZEEKR, acquired 100% equity interest in CEVT from Geely Holding for a cash consideration of Swedish Krona (“SEK”) 1,057.8 million (RMB741.3 million). The net book value of CEVT was RMB728.1 million at the time of acquisition. The corresponding difference between acquisition consideration paid and the entity’s net book value of RMB13,130 loss was recognized in additional paid-in capital.

Upon the completion of the above transactions, ZEEKR Shanghai, ZEEKR Hangzhou Bay, Ningbo Viridi and CEVT become operating subsidiaries of the Group.
2.
Summary of Significant Accounting Policies

(a)
Principles of presentation, consolidation and going concern

As the Reorganization was accounted for as restructuring of entities under common control, the accompanying combined and consolidated financial statements have been prepared by using historical cost basis and include the assets, liabilities, revenue, expenses and cash flows that were directly attributable to these entities for all periods presented. The financial statements presented herein represent (1) up until the date of each respective acquisition, the combined financial statements of the Company, ZEEKR Shanghai, Ningbo Viridi and CEVT; (2) subsequent to each acquisition, the consolidated financial statements, the Company and its subsidiaries. All intercompany transactions and balances have been eliminated.
The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
The Group’s combined and consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.
The Group incurred net loss of RMB4.5 billion for the year ended December 31, 2021. Accumulated deficit amounted to RMB4.6 billion as of December 31, 2021. As of December 31, 2021, the Group’s balance of cash and cash equivalents was RMB3.9 billion and the Group had net current liabilities of RMB0.7 billion. Management has evaluated the sufficiency of its working capital and concluded that the Group’s available cash and cash equivalents, cash generated from operations and available long term credit facilities will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these combined and consolidated financial statements. Accordingly, management continues to prepare the Group’s combined and consolidated financial statements on going concern basis.
(b)
Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. Changes in estimates are recorded in the period they are identified.
Significant accounting estimates reflected in the Group’s combined and consolidated financial statements primarily include but not limited to standalone selling price of each distinct performance obligation in

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
2.
Summary of Significant Accounting Policies (Continued)

(b)
Use of estimates (Continued)

revenue recognition, the valuation and recognition of share-based compensation arrangements, accrual of product warranties reserve, useful lives of property, plant and equipment, allowance for credit loss, inventory write-downs and valuation allowance for deferred tax assets.
(c)
Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company’s subsidiaries incorporated in PRC is the RMB. The functional currencies of the Company and its subsidiaries incorporated outside the PRC are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.
Assets and liabilities are translated from each entity’s functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated monthly using the exchange rate of the last day of the previous month. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income (loss) in the combined and consolidated statements of changes in shareholders’ equity.
Monetary assets and liabilities denominated in currencies other than the entity’s applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized as other income (expense), net, in the combined and consolidated statements of operations.
(d)
Convenience translation

Translations of balances in the combined and consolidated balance sheets, combined and consolidated statements of operations and comprehensive loss and combined and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers outside of the People’s Republic of China and were calculated at the rate of US$1.00 = RMB7.1135, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2022.
(e)
Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
Level 1 —
Quoted prices (unadjusted) in active markets for identical assets or liabilities.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
2.
Summary of Significant Accounting Policies (Continued)

(e)
Fair value (Continued)

Level 2 —
Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 —
Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.
The carrying values of short-term financial instruments, which consist of cash and cash equivalents, amounts due from/to related parties, notes receivables, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable and accruals and other current liabilities are recorded at cost which approximate their fair value mainly due to the short-term nature of these instruments. The carrying amounts of the long-term borrowings approximate their fair values as the interest rates are comparable to the prevailing interest rates in the market.
The Group does not have any assets or liabilities that are recorded at fair value subsequent to initial recognition on a recurring basis.
The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available. An impairment charge to these investments is recorded when the carrying amount of an investment exceeds its fair value and this condition is determined to be other-than-temporary. No impairment were recorded for the equity method investments during the years ended December 31, 2020 and 2021.
For equity investments over which the Group has no significant influence and that do not have readily determinable fair values, the Group elected to measure them at cost minus impairment, if any, and plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For the years ended December 31, 2020 and 2021, no impairment were recorded for the equity securities without readily determinable fair value.
(f)
Cash, cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly-liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.
(g) Notes receivable
As of December 31, 2020 and 2021, notes receivable represents bank acceptance drafts that are non-interest bearing and due within 6 months.
(h)
Accounts receivable and allowance for credit loss

Accounts receivable mainly consist of amounts due from the Group’s customers, which are recorded net of allowance for credit losses. The Group performs ongoing credit evaluations of its customers, and assesses allowance for credit loss based on expected credit loss model on a portfolio basis. When specific

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
2.
Summary of Significant Accounting Policies (Continued)

(h)
Accounts receivable and allowance for credit loss (Continued)

customers are identified as no longer sharing the same risk profile as the current pool, they are removed from the pool and evaluated separately. Accounts receivable are written off when there is no reasonable expectation of recovery.
The Group elected to early adopt Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments using the modified retrospective transition method from January 1, 2020. The Group has developed a current expected credit losses (“CECL”) model for class of customers, including our related parties, with similar risk characteristics based on historical experience, credit quality of its customers, current economic conditions and supportable forecasts of future economic conditions that may affect customers’ ability to pay. The cumulative effect from the adoption as of January 1, 2020 was recorded as decrease of retained earnings with an amount of RMB21,472 relating to the allowance for credit loss for the amounts due from related parties.
(i)
Inventories

Inventories comprised of raw material, work in progress and finished goods of vehicles, batteries and other components are stated at the lower of cost or net realizable value. Costs are computed under the weighted average method. Costs comprise direct materials, direct labor and overhead costs incurred in bringing the inventories to their present location and condition.
The Group writes down the cost of excess inventories to the estimated net realizable value based on the estimated selling price of each class of inventory in the ordinary course of business less reasonably predictable costs to sell. Write-down of inventories is based on currently available information about expected recoverable value. The estimate is dependent upon factors such as market trends, inventory ageing, and historical and forecasted customer demands.
(j)
Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets.
The estimated useful lives are as follows:
Useful lives
Buildings	30 years
Motor vehicles	3 to 10 years
Production facilities	5 to 10 years
Mold and tooling	3 to 7 years
Electronic devices, furniture and office equipment	2 to 5 years
Leasehold improvements	Shorter of the lease term or estimated useful lives
Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any. Completed assets are transferred to their respective asset classes and depreciation begins when an asset is ready for its intended use.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
2.
Summary of Significant Accounting Policies (Continued)

(k)
Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives as below:
Useful lives
Trademark	10 years
Software	2 – 5 years

(l)
Land use rights, net

Land use rights are recorded at acquisition cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 50 years representing the shorter of the estimated usage periods or the terms of the agreements.
(m)
Long-term investments

Equity method investments
Investments in entities in which the Group can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investments — Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at fair value. The Group subsequently adjusts the carrying amount of the investments to recognize the Group’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.
Equity securities without readily determinable fair values
Equity securities without readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes.
(n)
Product warranties

The Group provides standard product warranties on all new vehicles and batteries and other components. The Group accrues a warranty reserve for the products, which includes best estimates of projected costs to repair or replace items under warranties. These estimates are primarily based on the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accruals and other current liabilities, while the remaining balance is included within other non-current liabilities on the combined and consolidated balance sheets. Warranty cost is recorded as a component of cost of revenues in the combined and consolidated statements of operation. The Group re-evaluate the adequacy of the warranty accrual on a regular basis.
The Group considers these standard warranties not incremental service to customers but rather an assurance to the quality of products and therefore not a separate performance obligation and be accounted for in accordance with ASC 460, Guarantees.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
2.
Summary of Significant Accounting Policies (Continued)

(n)
Product warranties (Continued)

Changes in the Group’s accrued warranty liability was as follows:
	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB
Accrued warranty at beginning of the year	—	1,813
Provision for warranty	1,953	18,719
Warranty costs incurred	(140)	(4,817)
Accrued warranty at end of the year	1,813	15,715

(o)
Revenue recognition

Revenues of the Group are primarily derived from sales of vehicles, sales of batteries and other components as well as the provision of technology research and development services. The Group applies the ASU 2014-09, Revenue from Contracts with Customers — Topic 606 for its revenue recognition for all periods presented.
Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:
•
provides the benefits received and consumed simultaneously by the customer;

•
creates and enhances an asset that the customer controls as the Group performs; or

•
does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.
Vehicle sales
The Group generates revenue from sales of vehicles together with a number of embedded products and services. Vehicle sale contracts typically include the sale of the vehicle, charging piles, vehicle lifetime internet connectivity, lifetime roadside assistance, extended lifetime warranty and lifetime free charging, which the Group considered to be contracts with multiple performance obligations. For these arrangements, the Group generally determines standalone selling prices for each individual distinct performance obligation identified based on the prices charged to customers. Alternatively, if no corresponding service provided to customers separately, the Group uses a cost plus margin approach to determine the estimated standalone selling price for each individual distinct performance obligation identified, considering the Group’s pricing policies and practices, and the data utilized in making pricing decisions.
The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the vehicle are recognized at a point in time when the control of the product is transferred to the customer upon delivery. Revenue for charging pile are recognized at a point in time when installation completed. For lifetime free charging and extended lifetime warranty, revenue is recognized over time based on a straight-line method

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
2.
Summary of Significant Accounting Policies (Continued)

(o)
Revenue recognition (Continued)

over the estimated benefit period the customer enjoys, which is determined based on the useful life of the vehicles as the Group have a stand-ready obligation to deliver such services to the customer.
Any consideration received prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) in accruals and other current liabilities and other non-current liabilities in the combined and consolidated balance sheets for the amount allocated to unsatisfied performance obligations.
Batteries and other components
The Group generates revenue from sales of batteries and other components, such as armature and charging. Product sales generally require customer acceptance due to performance acceptance criteria that is considered more than a formality. Thus, the revenue is recognized upon the customer acceptance after the quality inspection.
The Group typically provides three-year standard product warranties on batteries and other products. Standard warranties considered to be assurance type warranties and are not accounted for as separate performance obligations and accounted the standard warranties in accordance with ASC 460, Guarantees.
Research and development service
The Group also generates revenues by providing research and development services to the customers. Revenue under research and development service contracts is recognized when the service is performed and the Group has an enforceable right to payment.
(p)
Cost of revenues

Sales of vehicles
Cost of vehicle revenue consists of purchased vehicles, reserves for estimated warranty costs and inventory write-down.
Batteries and other components
Cost of revenues consists of direct material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), and reserves for estimated warranty costs and inventory write-down. Shipping and logistics cost of RMB5,900 and RMB265,136 was recorded in selling, general and administrative expenses in the combined and consolidated statements of operations for the years ended December 31, 2020 and 2021, respectively.
Research and development service
Cost of research and development service consists of all direct costs attributable to the provision of the service including but not limited to payroll compensation, outsourcing service cost, materials, depreciation of assets associated. The Group capitalizes certain costs to fulfill research and development service contracts if they are identifiable, generate or enhance resources used to satisfy performance obligations under contract with customers to and are expected to be recovered under ASC 340-40, Contracts with Customers. The capitalized costs of RMB102,996 and RMB51,151 to fulfilling contracts are recorded in prepayments and other current assets in the combined and consolidated statements balance sheets for the years ended December 31, 2020 and 2021 respectively. No impairment was recorded for the capitalized contract costs for the years ended December 31, 2020 and 2021.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
2.
Summary of Significant Accounting Policies (Continued)

(q)
Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of salaries and other compensation related expenses for sales and marketing personnel, advertising and promotion expenses, shipping and logistic cost, rental and related expenses and other expenses. For the years ended December 31, 2020 and 2021, advertising costs were RMB134 and RMB609,274, respectively.
(r)
Government subsidies

The Group’s PRC based subsidiaries received subsidies from certain local governments, which consist of specific purpose grants and general purpose subsidies. Specific purpose grants are government subsidies designated to be used for a specific purpose, such as for construction of factory buildings and production facilities. General purpose subsidies are government subsidies provided for general purpose use and are not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. For specific purpose grant, the Group recorded cash received in advance as a liability; and recognized it as a reduction to the cost of assets constructed when the construction in progress is completed. General purpose subsidies are recognized as government subsidy income recorded as other operating income, net, in the combined and consolidated statements of operations upon cash receipt as further performance by the Group is not required.
(s)
Taxation

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the combined and consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.
The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize any uncertain tax positions as of December 31, 2020 and 2021.
(t)
Leases

The Group adopted ASC 842, Leases (“ASC 842”) on January 1, 2019, using the modified retrospective transition method and adopted the package of practical expedients, which allowed the Group to (1) not reassess whether existing contracts contain leases, (2) carry forward the existing lease classification, and (3) not reassess initial direct costs associated with existing leases. Upon adoption of ASC 842, the Group elected to use the remaining lease term as of January 1, 2019 in estimation of the applicable discount rate for leases that were in place at adoption.
In evaluating whether an agreement constitute a lease upon adoption of the new lease accounting standard ASC 842, the Group reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Group categorizes leases

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
2.
Summary of Significant Accounting Policies (Continued)

(t)
Leases (Continued)

with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease. All the leases of the group are operating leases. The Group also elected the short-term lease exemption for all contracts with an original lease term of 12 months or less. Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term, not included in lease liabilities. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.
ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The discount rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”) or the rate implicit in the lease if available. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.
The land use rights are operating leases with term of about 50 years. Other than the land use rights, the lease terms of other leases vary from more than one year to eleven years. Operating lease assets are included within Operating lease right-of-use assets, and the corresponding operating lease liabilities are included within operating lease liabilities on the combined and consolidated balance sheets.
(u)
Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to the holders of shares by the weighted average number of shares outstanding during the year. The convertible preferred shares do not participate in loss.
Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. The Group has, restricted share units and convertible preferred shares which could potentially dilute basic earnings per ordinary share in the future. To calculate the number of shares for diluted earnings per ordinary share, the effect of restricted share units and convertible preferred shares is computed using the treasury stock method.
(v)
Share-based compensation

The Group accounts for share options and restricted share units granted to employees and non-employees under ASC 718, Stock Compensation. In accordance with the standard, the Group determines whether a share-based compensation should be classified and accounted for as a liability award or an equity award.
Share-based awards that are subject to both the service period and performance condition, including Company-level performance target and the Selected Participant’s level performance, occurrence of a Qualified IPO, are measured at the grant date fair value and share-based compensation expenses are recognized for the cumulatively vested amount upon the completion of the Qualified IPO first and then over the remaining requisite service period, net of estimate forfeitures, if any.
Share-based awards are measured at the grant date fair value and share-based compensation expenses are recognized using graded vesting method, net of estimated forfeitures, over the requisite service period.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
2.
Summary of Significant Accounting Policies (Continued)

(v)
Share-based compensation (Continued)

The Group recognizes share-based compensation expenses based on the target number of ordinary shares that may be earned pursuant to the award. The share-based compensation expenses is categorized as either selling, general and administrative expenses, cost of revenues, or research and development expenses depending on the job functions of the grantees.
The Group uses the binominal option pricing model to estimate the fair value of share options for Geely Auto. The determination of estimated fair value of share-based payment awards on the grant date is affected by the fair value of Geely Auto’s ordinary shares as well as assumptions regarding a number of complex and subjective variables. These variables include the expected value volatility of Geely Auto over the expected term of the awards, actual and projected employee share option exercise behaviors, a risk-free interest rate, exercise multiple and expected dividend yield, if any.
The fair value of the Company’s restricted share units granted to employees is determined with the assistance of an independent valuation specialist using widely accepted valuation techniques, back-solve method.
(w)
Comprehensive income/(loss)

Comprehensive income/(loss) is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented in the combined and consolidated balance sheets, consists of accumulated foreign currency translation adjustments.
3.
Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted
In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU No. 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. The Group is currently evaluating the impact.
In August 2020, the FASB issued a new accounting update relating to convertible instruments and contracts in an entity’s own equity. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Entities are allowed to apply this update on either a full or modified retrospective basis. The adoption of this ASU is not expected to have a material impact on the Group’s combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
3.
Recent Accounting Pronouncements (Continued)

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on our combined and consolidated financial statements.
In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. The ASU is currently not expected to have a material impact on the Group’s financial results or financial position.
Recently adopted accounting pronouncements
In December 2019, the FASB issued ASU No. 2019-12 — Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the Group’s combined and consolidated financial statements.
In January 2020, the FASB issued Accounting Standards Update No. 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The standard is effective for the Company for fiscal years beginning after

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
3.
Recent Accounting Pronouncements (Continued)

December 15, 2020, with early adoption permitted. The Group adopted the ASU on January 1, 2021, which did not have a material impact on the Group’s financial results or financial position.
4.
Concentration and Risks

(a)
Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group management believes to be high credit quality. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
(b)
Concentration of customers and suppliers

Concentration of customers:
The following customers accounted for 10% or more of revenue for the years ended December 31, 2020 and 2021:
	Years Ended December 31,
	2020	2021
	RMB	RMB
Company A[1]	76.1%	32.2%
Company B[1]	*	12.3%
The following customers accounted for 10% or more of the Group’s notes receivable, accounts receivable and amounts due from related parties as of December 31, 2020 and 2021:
	Years Ended December 31,
	2020	2021
	RMB	RMB
Company C[1]	47.7%	*
Company D[1]	10.5%	*
Company E[1]	*	26.7%
Company F[1]	—	21.2%
Concentration of suppliers
Below suppliers represent more than 10% of the Group’s total purchases for the years ended December 31, 2020 and 2021.
	Years Ended December 31,
	2020	2021
	RMB	RMB
Company A[1]	—	18.1%
Company G[1]	—	15.4%
Company H	*	12.1%

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
4.
Concentration and Risks (Continued)

(b)
Concentration of customers and suppliers (Continued)

*
Less than 10% of the Group total amount

[1]:
related parties of the Group

(d)
Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB38,494 and RMB1,869,629 (US$262,828) as of December 31, 2020 and 2021, respectively.
A significant portion of Group’s cash and cash equivalents and restricted cash are denominated in US$, fluctuations in exchange rates between US$ and RMB may result in foreign exchange gains or losses. The Group has cash and cash equivalents and restricted cash that are denominated in US$, totaling US$2 and US$299,937 as of December 31, 2020 and 2021, respectively.
(e)
Interest rate risk

The Group is exposed to interest rate risk related to its short-term and long-term borrowings. As of December 31, 2021, the Group’s interest rates of borrowings was mainly based on the Stockholm Interbank Offered Rate and a London Interbank Offered Rate.
5.
Accounts receivable

Accounts receivable and expected credit losses as of December 31, 2020 and 2021 are as follows:
	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable	11,931	24,964
Less: allowance for expected credit losses	(244)	(756)
Total Accounts receivable, net	11,687	24,208
The roll-forward of the allowance for credit losses related to accounts receivable for the year ended December 31, 2020 and 2021:
	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB
Beginning of the year	—	244
Provision for expected credit losses	244	512
End of the year	244	756

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
6.
Inventories

Inventories consist of the following:
	As of December 31,
	2020	2021
	RMB	RMB
Raw materials	72,146	375,837
Work in progress	55	34,785
Finished products	121,853	803,458
Total	194,054	1,214,080
Inventory write-downs of RMB3,746 and nil were recognized in cost of revenues for the years ended December 31, 2020 and 2021.
7.
Prepayments and other current assets

Prepayments and other current assets consist of the following:
	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Value-added tax recoverable	49,218	207,903
Advances to suppliers	89,760	93,690
Contract Costs	102,996	51,151
Others	51,818	60,351
Total	293,792	413,095

8.
Property, plant and equipment, net

Property, plant and equipment and related accumulated depreciation were as follows:
	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Buildings	1,844	198,359
Production facilities	237,287	344,752
Mold and tooling	15,331	62,526
Electronic devices, furniture and office equipment	45,068	88,531
Leasehold improvements	36,822	122,590
Motor vehicles	7,280	20,759
Subtotal	343,632	837,517
Less: accumulated depreciation	(184,635)	(219,762)
Property, plant and equipment, net	158,997	617,755
Construction in progress	400,817	475,004
Total	559,814	1,092,759
The Group recorded depreciation expenses of RMB51,911 and RMB73,508 for the year ended December 31, 2020 and 2021, respectively.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
9.
Intangible assets, net

Intangible assets and related accumulated amortization were as follows:
	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Software	164,841	167,373
Trademark	—	200
Subtotal	164,841	167,573
Less: accumulated amortization
Software	(132,836)	(131,160)
Trademark	—	(17)
Accumulated amortization	(132,836)	(131,177)
Total intangible assets, net	32,005	36,396
The Group recorded amortization expenses of RMB16,157 and RMB15,154 for the year ended December 31, 2020 and 2021, respectively. Estimated amortization expenses of the existing intangible assets for the next five years are RMB9,684 , RMB8,944 , RMB6,829 , RMB3,826 and RMB2,036 , respectively.
10.
Land use rights, net

Land use rights and related accumulated amortization were as follows:
	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Land use right	58,813	58,813
Less: accumulated amortization	(3,529)	(4,705)
Total land use rights, net	55,284	54,108
The Group recorded amortization expenses for land use rights of RMB1,176 and RMB1,176 for the years ended December 31, 2020 and 2021. Estimated amortization expenses of the land use rights for the next five years are RMB1,176, RMB1,176, RMB1,176, RMB1,176 and RMB1,176, respectively.
11.
Leases

Operating leases of the Group mainly include leases of self-operated car stores.
The components of lease expenses were as follows:
	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB
Lease cost
Operating lease cost	138,669	148,712
Short Term lease cost	5,969	26,253
Total lease cost	144,638	174,965
Operating lease cost was recognized as rental expenses in combined and consolidated statements of operations on a straight-line basis over the lease term. For the years ended December 31, 2020 and 2021, there is no variable lease cost and sublease income recognized in the combined and consolidated financial statements of the Group.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
11.
Leases (Continued)

Supplemental cash flows information related to leases was as follows:
	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	92,850	145,233
Right-of-use assets obtained in exchange for lease liabilities:
Operating leases	177,916	627,957
Supplemental balance sheet information related to leases was as follows (in thousands, except lease terms and discount rate):
	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Operating Leases
Operating lease right-of-use assets, net	567,098	1,000,052
Total operating lease assets	567,098	1,000,052
Operating lease liabilities, current	103,402	211,562
Operating lease liabilities, non-current	452,436	786,202
Total operating lease liabilities	555,838	997,764
	As of December 31, 2020	As of December 31, 2021
Weighted-average remaining lease term (months)
Operating leases	66	55
Weighted-average discount rate
Operating leases	2.0%	3.6%
Maturities of lease liabilities were as follows:
	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Within one year	106,166	234,204
Within a period of more than one year but not more than two years	77,244	214,493
Within a period of more than two years but not more than three years	61,615	183,483
Within a period of more than three years but not more than four years	56,052	126,914
Within a period of more than four years but not more than five years	54,943	105,334
More than five years	300,258	229,149

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
11.
Leases (Continued)

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Total lease commitment	656,278	1,093,577
Less: Imputed interest	100,440	95,813
Total operating lease liabilities	555,838	997,764
Less: Current operating lease liabilities	103,402	211,562
Long-term operating lease liabilities	452,436	786,202

As of December 31, 2021, the Group did not have any lease contracts whose leases had not yet commenced. Under ASC 842, land use rights agreements are also considered as operating lease contracts. See Note 10 for separate disclosures related to land use right.
12.
Long-term Investments

The Group’s long-term investments on the combined and consolidated balance sheets consisted of the following:
	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Equity method investments
Zhejiang Geely Aisin AW Automatic Transmission Co., Ltd. (“Geely Aisin”)	278,068	—
Guangdong Xinyueneng Semiconductor Co., Ltd. (“Xinyueneng”)	—	116,298
Time Geely Power Battery Co., Ltd. (“Time Geely”)	—	61,675
Zhejiang Haohan Energy Technology Co., Ltd. (“Zhejiang Haohan”)	—	5,248
Equity investments without readily determinable fair values	9,000	9,000
Total Long-term Investments	287,068	192,221
Equity method investments
In October 2020, ZEEKR Shanghai acquired 40% of equity interest of Geely Aisin from an entity under common control with the consideration of RMB307,766. The Group accounts for the acquisition as transaction under common control and recorded the loss of RMB21,714 between carrying amount of the transferring company and consideration paid in retained earnings. The Group accounted for this investment using the equity method as it was able to exercise significant influence. In June 2021, the ZEEKR Shanghai disposed Geely Aisin at RMB300,569 to a company under common control and recognized RMB35,478 gain in additional paid-in-capital upon the disposal.
In April 2021, Ningbo Viridi injected RMB120,000 into Xinyueneng for 40% of its equity interest. In July and December 2021, the Group acquired 49% and 30% equity interest of Time Geely and Zhejiang Haohan for a total consideration of RMB56,040 and RMB8,977 from companies under common control. The Group accounts for the acquisitions as transactions under common control and recorded the difference of RMB2,098 between carrying amounts of the transferring companies and consideration of as additional

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
12.
Long-term Investments (Continued)

paid-in-capital. The consideration for both acquisition was not paid and recorded in amounts due to related parties as of December 31, 2021.
The Group recorded RMB7,984 and RMB16,871 in shares of losses in equity method investments during years ended December 31, 2020 and 2021, respectively. The Group did not record any impairment on its long-term investments during the years ended December 31, 2020 and 2021.
Equity securities without readily determinable fair values
During the year ended December 31, 2020, the Group disposed an equity investment without readily determinable fair value to an entity under common control for a cash consideration of RMB13,297 and recognized a gain RMB6,417 in additional paid-in capital. Of the total consideration, RMB7,626 has been received in 2020 with the remaining consideration due of RMB5,671 recorded as an amount due from related parties as of December 31, 2020. In 2021, the consideration was fully received.
During the year ended December 31, 2019, the Group disposed an equity investment without readily determinable fair value for a cash consideration of RMB50,714. The consideration was fully received in 2020.
13.
Borrowings

Borrowings consist of the following:
	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Short-term borrowings	—	410,319
Long-term borrowings, current portion	402,898	252,976
Total borrowings, current	402,898	663,295
Long-term borrowings, non-current portion	260,003	—
Total	662,901	663,295
Short-term bank borrowings
In July 2021, CEVT entered into a one-year facility agreement with Bank of China with maximum borrowing credit of SEK 585.5 million, bearing interest rate determined at Stockholm Interbank Offered Rate plus 2%. The borrowing is guaranteed by a subsidiary of Geely Holding. The facility was fully drawdown in 2021. The maturity date of SEK 260.0 million (RMB182.2 million) is July 5, 2022 and the maturity date of SEK 325.5 million (RMB228.1 million) is May 11, 2022.
The weighted average interest rate in the year ended December 31, 2021 for the Group’s short-term bank borrowings was 2.0%.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
13.
Borrowings (Continued)

Long-term bank borrowings
The long-term bank borrowings, including current portion, as of December 31, 2020 and 2021 are comprised of:
	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Borrowing from Bank of China	207,896	—
Borrowing from China Development Bank	455,005	252,976
Total	662,901	252,976
In October 2017, CEVT entered into a five-year long term facility agreement with China Development Bank. Such borrowing has a maximum borrowing credit amounted to US$100 million, bearing interest at London Interbank Offered Rate plus 2%. The borrowing is guaranteed by Geely Holding. As of December 31, 2020, the Group reclassified the borrowings with maturity date less than one year of US$29,850 (RMB 195,002) to the current portion. As of December 31, 2021, the Group reclassified the borrowings with maturity date less than one year of US$39,800 (RMB252,976) to the current portion. As of December 31, 2021, the Group has unused US$60.2 million under this facility.
In June 2018, CEVT entered into a three-year long term facility agreement with Bank of China. Such borrowing has a maximum borrowing credit amounted to RMB500 million, bearing interest at Stockholm Interbank Offered Rate plus 2%. The borrowing is guaranteed by a subsidiary of Geely Holding. As of December 31, 2020, the Group reclassified the borrowing with maturity date less than one year of SEK 260, 000 (RMB207, 896) to the current portion. CEVT fully repaid the borrowings of SEK 260, 000 (RMB199,017) in 2021. As of December 31, 2021, the facility is expired.
The weighted average interest rate in the years ended December 31, 2020 and 2021 for the Group’s long-term bank borrowings was 2.5% and 2.2%, respectively.
14.
Accruals and other current liabilities

Accruals and other current liabilities consist of the following:
	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Accrued payroll and welfare expenses	252,851	792,875
Accrued marketing expenses	10	427,290
Operating lease liabilities, current	103,402	211,562
Freights payable	4,310	172,716
Advances from customers	—	118,160
Others	294,459	369,070
Total	655,032	2,091,673

15.
Paid in capital of the combined companies and ordinary shares

As disclosed in Note 1, the Company did not exist prior to March 2021, the paid in capital of the operating companies the Group acquired from entities under common control in connection with the

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
15.
Paid in capital of the combined companies and ordinary shares (Continued)

Reorganization now comprising of the Group are presented as paid in capital in the combined statement of financial position as of December 31, 2020 and up to the dates of its respective acquisitions. The roll-forward of the Group’s paid-in capital are listed as below:
	ZEEKR Hangzhou Bay	ZEEKR Shanghai	Ningbo Viridi	CEVT	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	—	970,386	60,000	211,331	1,241,717
Capital injection in ZEEKR Hangzhou Bay(1)	500,000	—	—	—	500,000
Liabilities exemption from shareholder(2)	—	—	822,000	—	822,000
Acquisition of ZEEKR Hangzhou Bay by the Group	(500,000)	—	—	—	(500,000)
Acquisition of ZEEKR Shanghai by the Group	—	(970,386)	—	—	(970,386)
Acquisition of Ningbo Viridi by the Group	—	—	(882,000)	—	(882,000)
Reallocation to paid-in-capital(3)	—	—	—	486,186	486,186
Balance as of December 31, 2021	—	—	—	697,517	697,517

(1)
In March 2021, ZEEKR Hangzhou Bay received capital injection of RMB500 million from its shareholder, a subsidiary of Geely Holding.

(2)
In June 2021, the then shareholder of Ningbo Viridi, a subsidiary of Geely Holding, converted RMB822,000 of advances to Viridi to paid in captial equity.

(3)
In December 2021, due to regulatory requirement, CEVT allocated SEK 693,759 (RMB486.2 million) from retained earnings to paid in capital.

As of December 31, 2021, the Group’s paid in capital represents the paid in capital in CEVT, which are subsequently acquired by the Group in February 2022.
In March 2021, the Company was incorporated with an issuance of 2,000,000,000 shares at US$0.0002 par value per share. A total cash consideration of RMB2,000,000 has been fully received by end of August, 2021.
16.   Convertible preferred shares
In September 2021, the Company issued 75,882,351 Series Convertible Pre-A Preferred Shares (“Series Pre-A preferred shares”) to external investors per share value US$3.9535 in exchange for cash consideration of $300,000 (RMB1,935,810, net of issuance costs of RMB1,690). As of December 31, 2021, 126,470,585 Series Pre-A Preferred Shares were authorized. The key terms of the Series Pre-A Preferred Shares are as follows:

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
16.   Convertible preferred shares (Continued)
Voting rights
Series Pre-A preferred shares shall vote together with the ordinary shares as a single class on a fully diluted, as converted and as exercised basis.
Dividends
The holders of each Series Pre-A Preferred Shares shall have the right to receive non-cumulative dividends, pari passu with ordinary share, on an as-converted basis, when as and if declared by the Board.
Conversion
The holders of the Series Pre-A Preferred Shares have the right to convert their Series Pre-A Preferred Shares into ordinary shares. In addition, all outstanding Series Pre-A Preferred Shares shall be automatically converted into ordinary shares upon the consummation of a Qualified Initial Public Offering.
The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, subject to adjustments in the event of (i) Share Splits and Combinations of the outstanding Ordinary Shares, (ii) Ordinary Share Dividends and Distributions; (iii) a dividend or other distribution payable in securities of the Company other than Ordinary Shares only to the holders of Ordinary Shares; (iv) Reorganization, Mergers, Consolidations, Reclassifications, Exchanges, Substitutions; (v) certain issuances of shares below the initial Conversion Price.
Liquidation
In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event as defined by the Company’s by-law, the proceeds for shareholder distribution should be first to the holders of the Series Pre-A Preferred Shares held thereby, prior to any distribution to the holders of ordinary shares of the Company, at an amount equal to the higher of (i) its Series Pre-A Issue Price (as adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions) plus all dividends declared but unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions) and (ii) the amount which such holder is entitled to in respect of such Series Pre-A Preferred Shares, assuming that all Series Pre-A Preferred Shares are converted into ordinary shares. If there is insufficient asset to make payment of the foregoing amounts in full to all holders of ordinary shares, then such assets shall be distributed among the holders of Ordinary Shares, ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.
17.
Revenue

The following table disaggregates the Group’s revenue by major sources:
	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB
Vehicle sale	—	1,544,320
Sales of electronic batteries and other components	376,317	2,128,193
Research and development services	2,808,748	2,855,005
Total	3,185,065	6,527,518

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
17.
Revenue (Continued)

The following table summarizes the Group’s revenues recognized at a point in time or over time:
	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB
Revenue recognized at a point in time	3,185,065	6,524,949
Revenue recognized over time	—	2,569
Total	3,185,065	6,527,518
A contract liability exists when the Group has received consideration but has not transferred the related goods or services to the customer. The Group’s contract liabilities mainly consist of payments received from customers before they received the products. The following table shows a reconciliation in the current reporting period related to accounts receivable and contract liabilities:
	Accounts receivable	Contract liabilities
	RMB	RMB
Balance as of January 1, 2020	544	825
Increase, net	11,143	7,730
Ending Balance as of December 31, 2020	11,687	8,555
Increase, net	12,521	57,972
Ending Balance as of December 31, 2021	24,208	66,527
Revenues with amount of nil and RMB8,555, were recognized in the years ended December 31, 2020 and 2021, respectively, which were included in the balance of contract liabilities at the beginning of the each year.
18.
Share-based compensation

2021 Incentive Plan
In August, 2021, the Group adopted an incentive plan (“2021 Plan”) which authorizes grants of equity-based awards up to 150,000,000 shares to its management, employees and other eligible person of the Group.
On August 20, 2021, the Group granted Restricted Share Units (“RSU”) contains service condition and several vesting conditions related to the operation performance of the Group and the grantee’s individual performance. The operation performance of the Group is based on the Group’s automobile sales volume, market share in the defined segment and EBITDA as specified by the Group. Additionally, the 2021 Plan also include a condition where grantees can only vested upon the occurrence of the Company’s ordinary shares becoming listed securities, which substantially creates a performance condition (“IPO Condition”) that has not been met.
Employee RSUs:
On August 20, 2021, the Group granted RSUs of 37,936,800 to the management and employees of the Company.
Non-employee RSUs:
On August 20, 2021, the Group granted RSUs of 208,000 to the employees of the Group’s equity method investees. As there is no proportionate funding by the other investors occurs and the Group does

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
18.
Share-based compensation (Continued)

2021 Incentive Plan (Continued)
not receive any increase in the relative ownership percentage of the equity method investees, the Group measures the RSUs at their grant date fair value and recognize in its earnings/losses of the investees and relevant expenses according to ASC 323, Stock-Based Compensation Granted to Employees and Nonemployees of an Equity Method Investee.
On August 20, 2021 the Group also granted RSUs of 18,415,600 to certain employees and management of its shareholders Geely Auto, Geely Holding and related parties. The Group measures the RSUs at their grant date fair value and recorded the corresponding amount in additional paid-in capital.
Given the vesting of the restricted share units is contingent on a Qualified IPO, the share-based compensation expenses will be recognized when Qualified IPO is probable. As of December 31, 2021, there were RMB376,394 (US$52,913) of unrecognized compensation expenses related to unvested awards, which are expected to be recognized over 3.3 years. A summary of activities of equity awards for the year ended December 31, 2021 is presented as follows:
	Number of restricted share units	Weighted average fair value per share
		RMB
Unvested at January 1, 2021	—	—
Granted	56,560,400	11.4
Vested	—	—
Forfeited	3,595,600	11.4
Unvested at December 31, 2021	52,964,800	11.4
Expected to vest at December 31, 2021	49,104,154	11.4
The fair value of the RSU is determined to be US$1.75 (equivalent of RMB11.4) per share based on the fair value of the underlying ordinary share of the Company at the date of the grant, which is determined using a hybrid method comprising the probability weighted expected return method and the option pricing method.
Geely Auto’s Share Incentive Plan
(i)   Service-based options:
On January 15, 2021, certain employees of the Group were granted with share options of Geely Auto by the Group’s shareholder Geely Auto (“Geely Auto Option Plan”). The Group measured the options under Geely Auto Option Plan at their grant date fair value and recognized as compensation cost with a corresponding amount recorded in additional paid-in capital. The options under Geely Auto Option Plan are scheduled to be vested over 6 years. The total share compensation amounts were RMB122,106 recorded for the year ended December 31, 2021. The total amount of unrecognized compensation expenses were RMB304,447 (US$42,798), and is expected to be recognized over 5 years.
A summary of activities of the service-based options for the year ended December 31, 2021 is presented as follows:

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
18.
Share-based compensation (Continued)

Geely Auto’s Share Incentive Plan (Continued)
	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Weighted average grant date fair value	Aggregate intrinsic value
		RMB	Years	RMB	RMB
Outstanding at January 1, 2021	—	—	—	—	—
Granted	63,520,000	27.3	4.0	10.0	—
Exercised	—	—	—	—	—
Forfeited	7,100,000	27.1	—	9.9	—
Outstanding at December 31, 2021	56,420,000	26.7	3.0	9.8	—
Expected to vest at December 31, 2021	42,895,593	26.7	2.9	9.8	—
Exercisable at December 31, 2021	—	—	—	—	—
The Group estimates the fair value of share options granted by Geely Auto using binomial option pricing model. The following table presents the assumptions used to estimate the fair value of the share options granted for the year ended December 31, 2021:
Year ended December 31, 2021
Grant date fair value (HKD per share)	31.2
Exercise price (HKD per share)	32.7
Contractual life	7 years
Expected volatility	48.66%
Dividend yield	2%
Risk free rate	0.55%
Expected forfeit rate	8.3%
(ii)   Performance-based restricted share units:
On August 30, 2021, certain employees of the Group were granted with Geely Auto’s ordinary share by Geely Auto (“Geely Auto RSU Plan”). The Geely Auto RSU Plan contains service condition and vesting conditions related to the operation results of the Geely Auto and the grantee’s individual performance, the operation performance of the Geely Auto is based on the Geely Auto’s automobile sales volume, market share and net profit as specified by Geely Auto. The Group measured the RSUs under Geely Auto RSU Plan at their grant date fair value and recognized as compensation cost with a corresponding amount recorded in additional paid-in capital. The RSUs under Geely Auto RSU Plan are generally scheduled to be vested over 4 years and the compensation cost is recognized using graded vesting method as though each 25% vesting portion of the RSU was a separate award. The total share compensation amounts RMB28,467 were recorded for the year ended December 31, 2021.The total amount of unrecognized compensation expenses were RMB132,536 (US$18,632), and is expected to be recognized over 3.6 years.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
18.
Share-based compensation (Continued)

Geely Auto’s Share Incentive Plan (Continued)
A summary of activities of the performance-based RSUs for the year ended December 31, 2021 is presented as follows:
	Number of restricted share units	Weighted average fair value per share
		RMB
Unvested at January 1, 2021	—	—
Granted	9,128,000	22.3
Vested	—	—
Forfeited	732,195	22.3
Unvested at December 31, 2021	8,395,805	22.3
Expected to vest at December 31, 2021	7,207,745	22.3
The Group recognizes the compensation costs of Geely Auto Option Plan and Geely Auto RSU Plan using graded vesting method over the requisite service period of the award, which is generally the vesting period. The following table sets forth the allocation of share-based compensation was as follows:
Year Ended December 31, 2021
RMB
Cost of revenues	1,097
Selling, general and administrative	40,014
Research and development	109,462
Total	150,573

19.
Income tax

Cayman Islands (“Cayman”)
ZEEKR Intelligent Technology Holding Limited is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, ZEEKR Intelligent Technology Holding Limited is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
British Virgin Islands Taxation (“BVI”)
ZEEKR Technology Innovation Limited is incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, ZEEKR Technology Innovation Limited is not subject to income tax.
Hong Kong (“HK”)
ZEEKR Technology Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profits tax rates regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. For the years ended December 31, 2020 and

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
19.
Income tax (Continued)

2021, ZEEKR Technology Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented. Under the Hong Kong tax law, ZEEKR Technology Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
The People’s Republic of China
Under the PRC Enterprise Income Tax Law, the statutory income tax rate is 25%, and the enterprise income tax rate will be reduced to 15% for state-encouraged High and New Technology Enterprises (“HNTEs”). Ningbo Viridi first obtained a HNTE certificate in 2020 and began to enjoy the preferential tax rate of 15% from 2020 to 2022. Other Chinese entities within the Group beside Ningbo Viridi are subject to the statutory rate of 25%.
According to a policy promulgated by the PRC State Tax Bureau, effective from 2018 onwards, enterprises engaged in research and development activities are entitled to claim 175% of the research and development expenses incurred in a year as tax deductible expenses in determining their tax assessable profits for that year (“Super Deduction”). From January 1, 2021, manufacturing enterprises engaged in research and development activities are entitled to a 200% claim for the aforementioned research and development expenses.
Sweden
The Company’s subsidiaries incorporated in Sweden are subject to income tax at a standard rate of 21.4% in 2020 and 20.6% in 2021.
Current and deferred income tax (expense) benefits for the year ended December 31, 2020 and 2021 were RMB (40,643) and RMB19,983.
Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2020 and December 31, 2021 are as follows:
	Year Ended December 31, 2020	Year Ended December 31, 2021
Statutory income tax rate	25.0%	25.0%
Non-deductible expenses	10.5%	(1.0)%
Additional tax deduction for qualified research and development expenses	—%	0.6%
Non-taxable income	(5.8)%	—%
Tax effect of tax benefit not recognized	(6.0)%	—%
Tax effect of tax-exempt entity and preferential tax rate	5.5%	(0.9)%
Effect on tax rates in different tax jurisdiction	(4.2)%	0.1%
Others	0.8%	—%
Change in valuation allowance	2.4%	(23.3)%
Income tax expense	28.2%	0.5%
	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB
Current income tax expense	40,394	40,833
Deferred income tax expense/(benefit)	249	(60,816)
Total	40,643	(19,983)

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
19.
Income tax (Continued)

The Group’s deferred tax assets consist of the following components:
	As of December 31, 2020	As of December 31, 2021
	RMB	RMB
Deferred tax assets
Net operating loss carry-forwards	9,361	317,032
Pension obligations	4,587	5,464
Depreciation and amortization	1,648	9,625
Development Expense	—	695,922
Advertising expenses in excess of deduction limit	—	70,051
Accrued expenses	2,778	37,872
Others	643	704
Total deferred tax assets	19,017	1,136,670
Valuation allowance	(3,421)	(1,061,275)
Total deferred tax assets, net	15,596	75,395
The aggregate amount and per share effect of the tax holiday are as follows:
	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB
The aggregate effect	8,002	38,631
Per share effect – basic and diluted	0.004	0.02
The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets. Valuation allowances are established for deferred tax assets based on a more likely than not threshold.
The Group has assessed and considered that the deferred tax assets for certain subsidiaries are more-likely-than-not to be utilized in the future. The valuation allowance provided against the deferred tax assets as of December 31, 2020 and 2021 were RMB3,421 and RMB1,061,275.
Valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. Movement of valuation allowance is as follow:
	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB
Balance at beginning of the year	—	3,421
Additions	3,421	1,057,854
Balance at end of the year	3,421	1,061,275

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
19.
Income tax (Continued)

As of December 31, 2021, the accumulated net operating loss of RMB1,445 million of the Group’s subsidiaries incorporated in PRC can be carried forward to offset future taxable income. For Ningbo Viridi as HNTE, its net operating loss will be expired during the period from 2029 to 2032. The remaining accumulated net operating loss incurred by other Chinese entities in 2021 will be expired in 2027.
Uncertain Tax Position
The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2021.
20.
Related Party Balances and Transactions

The principal related parties with which the Group had material transactions during the years presented are as follows:
Name of Entity or Individual	Relationship with the Company
Geely Automobile Holdings Limited (“Geely Auto”)	Shareholder of the Company
Zhejiang Geely Holding Group Company Limited (“Geely Holding”)	Shareholder of the Company
Subsidiaries of Geely Holding	Companies Controlled by the Geely Holding, excluding Geely Auto and its subsidiaries
Affiliates of Geely Auto	Companies Significantly Influenced by the Geely Auto
Subsidiaries of Geely Auto	Companies Controlled by the Geely Auto

(a)
The Group entered into the following significant related party transactions and had the following balances with its related parties:

Nature of transactions	Relationship with the Group	Year Ended December 31 2020	Year Ended December 31 2021
		RMB	RMB
Revenue of vehicle	Subsidiaries of Geely Holding	—	86,534
	Affiliates of Geely Auto	—	7,451
		—	93,985
Revenue of Research and development services	Subsidiaries of Geely Auto	3,472	1,933
	Subsidiaries of Geely Holding	2,213,997	2,841,605
	Affiliates of Geely Auto	—	2,962
		2,217,469	2,846,500
Revenue of batteries and other components	Subsidiaries of Geely Auto	213,044	942,375
	Subsidiaries of Geely Holding	147,616	807,527
	Affiliates of Geely Auto	14,973	376,778
		375,633	2,126,680

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
20.
Related Party Balances and Transactions (Continued)

Nature of transactions	Relationship with the Group	Year Ended December 31, 2020	Year Ended December 31, 2021
		RMB	RMB
Amounts due from related parties relating to operating activities	Geely Holding	13	129
	Subsidiaries of Geely Auto	110,858	100,603
	Subsidiaries of Geely Holding	2,780,260	3,651,651
	Affiliates of Geely Auto	15,584	39,904
		2,906,715	3,792,287
The movement of allowance for uncollectible accounts receivables generated from related parties and recorded in amounts due from related parties for the year ended December 31, 2020 and 2021 are as follows:
	Year Ended December 31, 2020	Year Ended December 31, 2021
	RMB	RMB
Beginning of the year	21,472	19,215
Reversal of allowance for credit losses	(2,257)	(5,983)
End of the year	19,215	13,232
Nature of transactions	Relationship with the Group	Year Ended December 31, 2020	Year Ended December 31, 2021
		RMB	RMB
Advances to related parties(1)	Subsidiaries of Geely Auto	2,469,867	56,290
Amounts due from a related party in connection with the disposal of a long-term investment	Subsidiaries of Geely Holding	5,671	—

(1)
The Group provided non-interest bearing and due on demand advances to related parties.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
20.
Related Party Balances and Transactions (Continued)

Nature of transactions	Relationship with the Group	Year Ended December 31, 2020	Year Ended December 31, 2021
		RMB	RMB
Purchases of vehicles	Subsidiaries of Geely Holding(1)	—	1,626,046
	Affiliates of Geely Auto	—	17,100
		—	1,643,146
Purchase of property and equipment	Geely Holding	3	—
	Subsidiaries of Geely Auto	3	73,623
	Subsidiaries of Geely Holding	148,775	78,459
	Affiliates of Geely Auto	—	374
		148,781	152,456
Purchase of services	Geely Holding	166	1,931
	Subsidiaries of Geely Holding(2)	40,617	2,168,988
	Subsidiaries of Geely Auto	803	70,852
	Affiliates of Geely Auto	—	18,083
		41,586	2,259,854
Interest expense	Geely Holding	9,070	9,987
Nature of transactions	Relationship with the Group	Year Ended December 31, 2020	Year Ended December 31, 2021
		RMB	RMB
Amounts due to related parties relating to operating activities	Geely Holding	75	155
	Subsidiaries of Geely Auto	402	147,585
	Subsidiaries of Geely Holding(2)	115,465	3,510,681
	Affiliates of Geely Auto	—	209,894
		115,942	3,868,315
Amounts due to related parties relating to financing activities(3)	Geely Holding	990,994	1,290,677
	Subsidiaries of Geely Holding	683,857	475,726
		1,674,851	1,766,403
Amounts due to related parties in connection with acquisition of long-term investments and purchase of property and equipment	Subsidiaries of Geely Auto	—	69,060
	Subsidiaries of Geely Holding	70,150	14,339
		70,150	83,399

(1)
The Group has entered into cooperation framework arrangements with Ningbo Hangzhou Bay Geely Auto Parts Co., Ltd., a subsidiary of Geely Holding, for the manufacturing of ZEEKR Model in 2021. The Group purchased vehicles at a price made up of purchase cost of direct materials and a fixed markup.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
20.
Related Party Balances and Transactions (Continued)

(2)
The Group purchased vehicle related technologies from a subsidiary of Geely Holding for ZEEKR Model. As of December 31, 2021, the related unpaid amount was RMB2,056,243, which is subsequently settled in 2022.

(3)
The balance as of December 31, 2020 represents the dividend payable to a subsidiary of Geely Auto of RMB465, non-interest bearing and due on demand advances of RMB683,392 from Geely Holding, and loans from Geely Holding of RMB990,994 with an annual interest rate of 1%. The balance as of December 31, 2021 represents non-interest bearing and due on demand advances of RMB475,726 from Geely Holding, and loans from Geely Holding of RMB1,290,677 with an annual interest rate of 1%.

21.
Income (loss) per share

Year Ended December 31, 2021
Numerator
Net loss from consolidated entities	(2,299,923)
Net loss in Ningbo Viridi attributable to NCI	(151,723)
Net loss of ZEEKR attributable to ordinary shareholders	(2,148,200)
Denominator
Weighted average number of ordinary shares outstanding-basic	1,506,849,315
Weighted average number of ordinary shares outstanding-diluted	1,506,849,315
Basic net loss per share attributable to ordinary shareholders	(1.43)
Diluted net loss per share attributable to ordinary shareholders	(1.43)
As ZEEKR was incorporated in the Cayman Islands on March 31, 2021 as such, EPS is presented prospectively since the date of incorporation. Net loss from consolidated entities represents net loss generated by each entity acquired as part of the Reorganization since the dates of their respective acquisitions.
For the year ended December 31, 2021, the following restricted share units and convertible Series Pre-A preferred shares were excluded from the calculation of diluted net loss per share, as their inclusion would have been anti-dilutive for the period prescribed.
Year Ended December 31, 2021
Number
Shares issuable upon exercise of restricted share units	49,104,154
Series Pre-A preferred shares	75,882,351
22.   Segment reporting
The Company continually monitors and reviews its segment reporting structure in accordance with Topic 280 to determine whether any changes have occurred that would impact its reportable segments.
The Chief Executive Officer is identified as the chief operating decision maker (CODM).
The Group reports segment information based on the management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Group’s reportable segments. The Group organized its operations into three segments:

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
22.   Segment reporting (Continued)
ZEEKR Segment: Consists of operations and distribution of vehicles located in PRC, and certain electric vehicle research and development services primarily operate within PRC.
Viridi Segment: Consists of the batteries and other components manufacturing operations located in PRC, with batteries and other component distributed to Europe and PRC. Viridi segment also provides research and development services on batteries within PRC.
CEVT Segment: Consists of research and development operation located in Sweden, with service delivered primarily to related parties in China.
The Group evaluates the performance of its reportable segments based on net revenues and segment profits. Net revenues for each segment are generally based on sale of vehicles, batteries and deliver of research and development services. Segment profit for each segment includes net revenues, related cost of revenues directly attributable to the segment. The Group does not include intercompany transfers between segments for management reporting purposes.
The table below provides a summary of the Group’s operating segment results for the years ended December 31, 2020 and 2021.
	Year Ended December 31, 2020
	ZEEKR	Viridi	CEVT	Elimination	Consolidation
	RMB	RMB	RMB	RMB	RMB
Net revenues	—	381,224	2,804,620	(779)	3,185,065
Cost of revenues	—	(411,320)	(1,924,290)	779	(2,334,831)
Segment profit	—	(30,096)	880,330	—	850,234
	Year Ended December 31, 2021
	ZEEKR	Viridi	CEVT	Elimination	Consolidation
	RMB	RMB	RMB	RMB	RMB
Net revenues	1,821,130	2,521,951	2,760,362	(575,925)	6,527,518
Cost of revenues	(1,744,563)	(2,481,524)	(1,807,451)	544,189	(5,489,349)
Segment profit	76,567	40,427	952,911	(31,736)	1,038,169
The table below provides a summary of the Group’s operating segment assets as of December 31, 2020 and 2021:
	Year Ended December 31, 2020
	ZEEKR	Viridi	CEVT	Elimination	Consolidation
	RMB	RMB	RMB	RMB	RMB
Total Assets	2,768,048	1,067,551	3,716,842	(29)	7,552,412
	Year Ended December 31, 2021
	ZEEKR	Viridi	CEVT	Elimination	Consolidation
	RMB	RMB	RMB	RMB	RMB
Total Assets	7,748,554	4,060,704	3,759,074	(3,628,400)	11,939,932

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
22.   Segment reporting (Continued)
The following is a reconciliation of the reportable segments’ measures of profit or loss to the Group’s combined and consolidated loss before income tax:
	Years Ended December 31,
	2020	2021
	RMB	RMB
Total gross profit for reportable segments	850,234	1,038,169
Unallocated amounts*
Research and development expenses.	(22,605)	(3,160,304)
Selling, general and administrative expenses	(803,560)	(2,200,056)
Other operating income, net	59,035	19,552
Interest expense	(66,753)	(53,205)
Interest income	1,755	23,022
Other income (expenses), net	134,121	(184,582)
Income (Loss) before income tax expense and share of losses in equity method investments	152,227	(4,517,404)

*
The Group does not distinguish expenses between segments in its internal reporting, and reports expenses by nature as a whole.

The following tables represent revenues by geographic area based on the sales location:
	Year Ended December 31, 2020
	China	Europe	Other
	RMB	RMB	RMB
Vehicle	—	—	—
Batteries and other components	362,888	13,429	—
Research and development	2,404,676	352,771	51,301
Total	2,767,564	366,200	51,301
	Year Ended December 31, 2021
	China	Europe	Other
	RMB	RMB	RMB
Vehicle	1,544,320	—	—
Batteries and other components	1,705,656	422,537	—
Research and development	2,433,706	407,612	13,687
Total	5,683,682	830,149	13,687

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
22.   Segment reporting (Continued)
The following table summarized the Group’s long-term assets, including property and equipment, net, intangible assets, net, right-of-use assets, land use rights, net and other non-current asset by geographical region:
	Year Ended December 31, 2020
	China	Sweden
	RMB	RMB
Total long-term assets	461,804	760,853
	Year Ended December 31, 2021
	China	Sweden
	RMB	RMB
Total long-term assets	1,620,601	619,908
Other than China and Sweden, there were no countries that individually represented more than 10% of the total revenue and certain long lived assets for the years ended and as of December 31, 2020 and 2021.
23.
Employee Benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB31,097 and RMB164,860 for the years ended December 31, 2020 and 2021, respectively.
Employees of CEVT are entitled to certain health and welfare insurances pursuant to the Swedish collective bargaining agreement, including disability and life insurances. There are also defined contribution plans including ITP 1 and ITP 2 for all employees, and the direct pension for certain management. The Group has no legal obligation for the benefits beyond the contribution made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB109,191 and RMB119,905 for the years ended December 31, 2020 and 2021, respectively.
24.
Restricted net assets

The Group’s ability to pay dividends may depend on the Group receiving distributions of funds from its PRC subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiary only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.
In accordance with the Company law of the PRC, a domestic enterprise is required to provide statutory reserves of at least 10% of its annual after-tax profit until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide discretionary surplus reserve, at the discretion of the Board of Directors, from the profits determined in accordance with the enterprise’s PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Group’s PRC subsidiary was established as domestic invested enterprise and therefore is subject to the above mentioned restrictions on distributable profits.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
24.
Restricted net assets (Continued)

During the year ended December 31, 2020 and the year ended December 31, 2021, no appropriation to statutory reserves was made because the Group’s subsidiaries in the PRC did not have any after-tax profit as determined under PRC GAAP.
As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends, as general reserve fund, the Group’s PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Group.
Foreign exchange and other regulations in the PRC may further restrict the Group’s PRC subsidiary from transferring funds to the Group in the form of dividends, loans and advances. As of December 31, 2021, amounts restricted are the paid-in capital of the Group’s PRC subsidiaries, which amounted to RMB1,154,289.
25.   Commitments and Contingencies
(a)   Capital expenditure commitments
The Group’s capital expenditure commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the combined and consolidated financial statements as of December 31, 2021 were as follows:
	Total	Less than One year	1-3 Years	4-5 Years	Over 5 Years
	RMB	RMB	RMB	RMB	RMB
Capital expenditure commitments	421,163	297,314	71,498	52,351	—
(b)   Contingencies
The Group is subject to periodic legal or administrative proceeding in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.
26.
Subsequent events

The Group has evaluated subsequent events through December 7, 2022, which is the date when the financial statements were issued.
In January 2022, the Company issued 50,588,234 Series Pre-A Preferred Shares to two external investors for a total cash consideration of US$200,000. The key terms are consistent with the Series Pre-A Preferred Shares disclosure in Note 16.
On April 15, 2022, the Group has entered into a ten-year loan of RMB9.7 billion with a subsidiary of Geely Holding. The Group has received RMB3.0 billion and RMB3.0 billion in April and May 2022.
On September 30, 2022, the Company granted RSUs of 37,957,156 to the management and employees of the Group, the Group’s equity method investees and certain employees and management of its shareholders Geely Auto and Geely Holding and related parties. The fair value of ordinary share is US$2.7 per share and the vesting term over four years. Share-based compensation relating to these RSU amounted to RMB1,120,098 to be recognized over an amortization period of approximately four year.
In October 2022, the Group entered into several bank facilities with five commercial banks of RMB6.6 billion in total. The interest rates for facilities are determined with each drawdown, which is subject to additional approval. RMB0.6 billion facility will expire after December 31, 2022 and the remaining will expire after October 2023.

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(Amounts in thousands, except share and per share data and otherwise noted)
	As of December 31,
	2020	2021	2021
	RMB	RMB	US$ (Note 2d)
ASSETS
Current assets:
Cash and cash equivalents	—	1,907,283	268,122
Non-current assets:
Investments in subsidiaries	3,379,969	—	—
TOTAL ASSETS	3,379,969	1,907,283	268,122
LIABILITY
Deficits of investments in subsidiaries	—	1,569,222	220,598
TOTAL LIABILITY	—	1,569,222	220,598
SHAREHOLDERS’ EQUITY
Ordinary shares	—	2,584	363
Preferred shares	—	98	14
Additional paid-in capital	6,417	4,269,555	600,205
Paid-in capital of combined companies	1,241,717	697,517	98,055
Retained earnings (Accumulated deficits)	2,075,196	(4,584,927)	(644,539)
Accumulated other comprehensive income (loss)	56,639	(46,766)	(6,574)
Total shareholders’ equity	3,379,969	338,061	47,524
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,379,969	1,907,283	268,122

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021
(Amounts in thousands, except share and per share data and otherwise noted)
	As of December 31,
	2020	2021	2021
	RMB	RMB	US$ (Note 2d)
Interest income	—	2,240	315
Other income (expenses), net	—	(152)	(21)
Income before income tax expense	—	2,088	294
Equity in income (loss) of subsidiaries	103,600	(4,364,657)	(613,574)
Net income (loss)	103,600	(4,362,569)	(613,280)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustment, net tax of nil	49,929	(103,405)	(14,536)
Total other comprehensive Income (loss)	49,929	(103,405)	(14,536)
Total Comprehensive Income (loss)	153,529	(4,465,974)	(627,816)

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2021
(Amounts in thousands, except share and per share data and otherwise noted)
	Years Ended December 31,
	2020	2021	2021
	RMB	RMB	US$ (Note 2d)
Cash flows from operating activities
Net Income (loss)	103,600	(4,362,569)	(613,280)
Loss (income) from equity method investments	(103,600)	4,364,657	613,574
Foreign exchange loss	—	152	21
Net cash provided by operating activities	—	2,240	315
Cash flows from investing activities
Investments in subsidiaries	—	(2,000,000)	(281,156)
Net cash used in investing activities	—	(2,000,000)	(281,156)
Cash flows from financing activities
Proceeds from issuance of ordinary shares by ZEEKR	—	2,000,000	281,156
Proceeds from issuance of preferred shares (net of issuance costs of RMB1,690)	—	1,934,120	271,894
Net cash provided by financing activities	—	3,934,120	553,050
Net increase (decrease) in cash and cash equivalents	—	1,936,360	272,209
Cash, cash equivalents at beginning of year	—	—	—
Effect of exchange rate changes on cash and cash equivalents	—	(29,077)	(4,087)
Cash, cash equivalents at end of year	—	1,907,283	268,122

ADDITIONAL FINANCIAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE I
ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO SCHEDULE I
1)
Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04(c) of Regulation S-X, which require condensed financial information as to the financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited combined and consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

2)
The condensed financial information has been prepared using the same accounting policies as set out in the combined and consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. For the parent company, the Company records its investments in subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the Condensed Balance Sheets as “Deficit of investment in subsidiaries” and the subsidiaries’ profit or loss as “Equity in income(loss) of subsidiaries” on the Condensed Statements of Operations and Comprehensive Loss. Ordinarily under the equity, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the parent company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries regardless of the carrying value of the investment even though the parent company is not obligated to provide continuing support or fund losses.

3)
Translations of balances in the Additional Financial Information of Parent Company-Financial Statements Schedule I from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB7.1135, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2022, or at any other rate.

4)
As of December 31, 2020 and 2021, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

******

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2021 AND SEPTEMBER 30, 2022
(Amounts in thousands, except share and per share data and otherwise noted)
	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$ (Note 2c)
ASSETS
Current assets:
Cash and cash equivalents	3,893,980	5,470,681	769,056
Restricted cash	3,986	117,399	16,504
Notes receivable	33,881	71,729	10,083
Accounts receivable (net of allowance of RMB756 and RMB16 of December 31, 2021 and September 30, 2022, respectively)	24,208	39,660	5,575
Inventories	1,214,080	2,714,951	381,662
Amounts due from related parties (net of allowance of RMB13,232 and RMB21,007 of December 31, 2021 and September 30, 2022, respectively)	3,848,577	6,425,347	903,261
Prepayments and other current assets (net of allowance of RMB110 and RMB356 of December 31, 2021 and September 30, 2022, respectively)	413,095	888,017	124,835
Total current assets	9,431,807	15,727,784	2,210,976
Property, plant and equipment, net	1,092,759	1,807,066	254,033
Intangible assets, net	36,396	40,028	5,627
Land use rights, net	54,108	53,226	7,482
Operating lease right-of-use assets	1,000,052	2,010,821	282,677
Deferred tax assets	75,395	10,781	1,516
Long-term investments	192,221	489,834	68,860
Other non-current assets	57,194	145,676	20,478
Total non-current assets	2,508,125	4,557,432	640,673
TOTAL ASSETS	11,939,932	20,285,216	2,851,649
LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	663,295	147,000	20,665
Accounts payable	1,673,388	3,504,173	492,609
Notes payable	—	1,519,696	213,635
Amounts due to related parties	5,718,117	6,595,627	927,198
Income Tax payable	4,030	7,872	1,107
Accruals and other current liabilities	2,091,673	3,428,350	481,950
Total current liabilities	10,150,503	15,202,718	2,137,164
Long-term borrowings	—	972,042	136,648
Operating lease liabilities, non-current	786,202	1,531,052	215,232
Other non-current liabilities	70,411	250,893	35,268
Deferred tax liability	3,390	3,233	454
Amounts due to related parties, non-current	—	6,000,000	843,467
Total non-current liabilities	860,003	8,757,220	1,231,069
TOTAL LIABILITIES	11,010,506	23,959,938	3,368,233
Commitments and contingencies (Note 17)
The accompanying notes are an integral part of the unaudited condensed combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEET (Continued)
AS OF DECEMBER 31, 2021 AND SEPTEMBER 30, 2022
(Amounts in thousands, except share and per share data and otherwise noted)
	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$ (Note 2c)
SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares (US$0.0002 par value, 4,873,529,415 authorized as of December 31, 2021 and September 30, 2022; 2,000,000,000 shares issued and outstanding as of December 31, 2021 and as of September 30, 2022)	2,584	2,584	363
Convertible preferred shares (US$0.0002 par value, 126,470,585 shares authorized as of December 31, 2021 and September 30, 2022; 75,882,351 and 126,470,585 shares issued and outstanding as of December 31, 2021 and as of September 30, 2022, respectively)	98	162	23
Additional paid-in capital	4,269,555	5,672,006	797,358
Paid-in capital of combined companies	697,517	—	—
Accumulated deficits	(4,584,927)	(10,063,878)	(1,414,758)
Accumulated other comprehensive loss	(46,766)	(38,698)	(5,440)
Total ZEEKR Intelligent Technology Holding Limited shareholders’ equity	338,061	(4,427,824)	(622,454)
Non-controlling interest	591,365	753,102	105,870
Total Shareholder’s Equity (Deficit)	929,426	(3,674,722)	(516,584)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	11,939,932	20,285,216	2,851,649

The accompanying notes are an integral part of the unaudited condensed combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022
(Amounts in thousands, except share and per share data and otherwise noted)
	Nine Months Ended September 30,
	2021	2022	2022
	RMB	RMB	US$ (Note 2c)
Net revenues:
Vehicle sales (including revenues from related parties of nil and RMB52,880 for the nine months ended September 30, 2021 and 2022, respectively)	—	10,820,199	1,521,079
Sales of batteries and other components (including revenues from related parties of RMB1,118,744 and RMB6,628,814 for the nine months ended September 30, 2021 and 2022, respectively)	1,134,866	6,655,079	935,556
Research and development services (including revenues from related parties of RMB2,012,634 and RMB908,843 for the nine months ended September 30, 2021 and 2022, respectively)	2,012,634	992,231	139,486
Total revenues	3,147,500	18,467,509	2,596,121
Cost of revenues:
Sales of vehicle (including charges from related parties of nil and RMB10,140,192 for the nine months ended September 30, 2021 and 2022, respectively)	—	(10,322,683)	(1,451,140)
Sales of batteries and other components	(1,111,240)	(5,818,842)	(818,000)
Research and development services (including charges from related parties of RMB nil and RMB52,344 for the nine months ended September 30, 2021 and 2022, respectively)	(1,296,909)	(770,997)	(108,385)
Total cost of revenues	(2,408,149)	(16,912,522)	(2,377,525)
Gross profit	739,351	1,554,987	218,596
Operating income (expenses):
Research and development expenses	(1,972,504)	(3,153,599)	(443,326)
Selling, general and administrative expenses	(1,266,710)	(3,355,268)	(471,676)
Other operating income, net	12,681	50,182	7,055
Total operating expenses	(3,226,533)	(6,458,685)	(907,947)
Loss from operations	(2,487,182)	(4,903,698)	(689,351)
Interest expense	(23,117)	(233,122)	(32,772)
Interest income	8,489	119,891	16,854
Other expenses, net	(119,484)	(144,565)	(20,322)
Loss before income tax expense and share of losses in equity method investments	(2,621,294)	(5,161,494)	(725,591)
Share of losses in equity method investments	(10,533)	(70,387)	(9,895)
Income tax expense	(22,147)	(85,333)	(11,996)
Net loss	(2,653,974)	(5,317,214)	(747,482)
Less: comprehensive income attributable to non-controlling interest	—	161,737	22,737
Net loss attributable to ordinary shareholders of ZEEKR Intelligent Technology Holding Limited	(2,653,974)	(5,478,951)	(770,219)
Net loss per share:
Basic and diluted	(0.27)	(2.75)	(0.39)
Weighted average shares used in calculating net loss per share:
Basic and diluted	1,340,659,341	2,000,000,000	2,000,000,000
The accompanying notes are an integral part of the unaudited condensed combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF Comprehensive Loss
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022
(Amounts in thousands, except share and per share data and otherwise noted)
	Nine Months Ended September 30,
	2021	2022	2022
	RMB	RMB	US$ (Note 2c)
Net loss	(2,653,974)	(5,317,214)	(747,482)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(48,479)	8,068	1,134
Comprehensive loss to ZEEKR Intelligent Technology Holding	(2,702,453)	(5,309,146)	(746,348)
Less: comprehensive income attributable to non-controlling interest	—	161,737	22,737
Comprehensive loss attributable to the ordinary shareholders of ZEEKR Intelligent Technology Holding	(2,702,453)	(5,470,883)	(769,085)
The accompanying notes are an integral part of the unaudited condensed combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021
(Amounts in thousands, except share and per share data and otherwise noted)
	Ordinary shares		Preferred shares		Additional Paid-in capital	Paid-in capital of combined companies	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total ZEEKR Intelligent Technology Co., Ltd’s Equity	Non- controlling Interest	Total Shareholders’ Equity
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	—	—	—	—	6,417	1,241,717	2,075,196	56,639	3,379,969	—	3,379,969
Capital injection in ZEEKR Hangzhou Bay	—	—	—	—	—	500,000	—	—	500,000	—	500,000
Issuance of ordinary shares at the incorporation of the Company	2,000,000,000	2,584	—	—	1,997,416	—	—	—	2,000,000	—	2,000,000
Dividend distributed to Geely Auto by ZEEKR Shanghai prior to the Reorganization	—	—	—	—	—	—	(1,811,368)	—	(1,811,368)	—	(1,811,368)
Conversion of advance from parent company to paid in capital of Ningbo Viridi	—	—	—	—	—	822,000	—	—	822,000	—	822,000
Gain from acquisition of equity method investments from entities under common control	—	—	—	—	2,074	—	—	—	2,074	—	2,074
Gain from disposal of an equity method investment to entities under common control	—	—	—	—	35,478	—	—	—	35,478	—	35,478
Acquisition of ZEEKR Hangzhou Bay in connection with the Reorganization	—	—	—	—	14,671	(500,000)	—	—	(485,329)	—	(485,329)
Acquisition of ZEEKR Shanghai in connection with the Reorganization	—	—	—	—	(10,032)	(970,386)	—	—	(980,418)	—	(980,418)
Issuance of preferred shares	—	—	75,882,351	98	1,934,022	—	—	—	1,934,120	—	1,934,120
Net loss	—	—	—	—	—	—	(2,653,974)	—	(2,653,974)	—	(2,653,974)
Share-based compensation	—	—	—	—	96,080	—	—	—	96,080	—	96,080
Foreign currency translation adjustment	—	—	—	—	—	—	—	(48,479)	(48,479)	—	(48,479)
Balance as of September 30, 2021	2,000,000,000	2,584	75,882,351	98	4,076,126	1,093,331	(2,390,146)	8,160	2,790,153	—	2,790,153
The accompanying notes are an integral part of the unaudited condensed combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY (DEFICIT) (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022
(Amounts in thousands, except share and per share data and otherwise noted)
	Ordinary shares		Preferred shares		Additional Paid-in capital	Paid-in capital of combined companies	Accumulated deficit	Accumulated other comprehensive income (loss)	Total ZEEKR Intelligent Technology Co., Ltd’s Equity (Deficit)	Non- controlling Interest	Total Shareholders’ Equity (Deficit)
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	2,000,000,000	2,584	75,882,351	98	4,269,555	697,517	(4,584,927)	(46,766)	338,061	591,365	929,426
Issuance of preferred shares	—	—	50,588,234	64	1,268,296	—	—	—	1,268,360	—	1,268,360
Acquisition of CEVT in connection with the Reorganization	—	—	—	—	(43,755)	(697,517)	—	—	(741,272)	—	(741,272)
Net loss	—	—	—	—	—	—	(5,478,951)	—	(5,478,951)	161,737	(5,317,214)
Share-based compensation	—	—	—	—	177,910	—	—	—	177,910	—	177,910
Foreign currency translation adjustment	—	—	—	—	—	—	—	8,068	8,068	—	8,068
Balance as of September 30, 2022	2,000,000,000	2,584	126,470,585	162	5,672,006	—	(10,063,878)	(38,698)	(4,427,824)	753,102	(3,674,722)
The accompanying notes are an integral part of the unaudited condensed combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS
OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022
(Amounts in thousands, except share and per share data and otherwise noted)
	Nine Months Ended September 30,
	2021	2022	2022
	RMB	RMB	US$ (Note 2c)
Cash flows from operating activities
Net loss	(2,653,974)	(5,317,214)	(747,482)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	96,080	177,910	25,010
Depreciation and amortization	64,018	193,599	27,216
Deferred taxes	(18,276)	64,457	9,061
Loss from disposal of property and equipment	61	—	—
Share of losses in equity method investments	10,533	70,387	9,895
Foreign exchange loss	87,391	(77,138)	(10,844)
(Reversal of)/provision for allowance for credit losses	(5,499)	7,281	1,024
Changes in operating assets and liabilities:
Accounts receivable	(417,036)	(15,452)	(2,172)
Notes receivable	(60,777)	(37,848)	(5,321)
Inventories	(182,654)	(1,500,871)	(210,989)
Amounts due from related parties	(35,866)	(2,492,921)	(350,449)
Prepayments and other current assets	(216,709)	(432,314)	(60,774)
Other non-current assets	(24,966)	(130,978)	(18,413)
Accounts payable	352,391	1,830,785	257,368
Notes payable	—	1,519,696	213,635
Amounts due to related parties	3,317,800	1,295,249	182,083
Accruals and other current liabilities	703,161	877,235	123,320
Operating lease right-of-use assets	(133,983)	(1,010,769)	(142,092)
Operating lease liabilities	136,445	992,474	139,520
Income tax payable	(33,727)	3,842	540
Other non-current liabilities	(1,813)	180,482	25,372
Net cash provided by (used in) operating activities	982,600	(3,802,108)	(534,492)
Cash flows from investing activities
Purchases of property, plant and equipment	(462,310)	(689,710)	(96,958)
Purchases of intangible assets	(11,912)	(13,351)	(1,877)
Investments in equity investees	(120,000)	(442,017)	(62,138)
Proceeds from disposal of long-term investments	306,240	9,000	1,265
Proceeds from disposal of property and equipment	—	19	3
Repayments received for advances to related parties/(Advances to related parties)	2,469,867	(91,130)	(12,811)
Cash paid to acquire entities under common control	(1,465,747)	(708,587)	(99,612)
Net cash provided by (used in) investing activities	716,138	(1,935,776)	(272,128)
The accompanying notes are an integral part of the unaudited condensed combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS
OF CASH FLOWS (Continued)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2022
(Amounts in thousands, except share and per share data and otherwise noted)
	Nine Months Ended September 30,
	2021	2022	2022
	RMB	RMB	US$ (Note 2c)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	2,000,000	—	—
Proceeds from issuance of preferred shares	1,934,120	1,268,360	178,303
Proceeds from short-term bank borrowings	446,791	147,000	20,665
Repayments of bank borrowings	(259,971)	(604,359)	(84,959)
Proceeds from long-term bank borrowings	—	972,042	136,648
Proceeds from related party loans	—	6,000,000	843,467
Proceeds from advances from related parties	100,651	—	—
Repayments of related party loans and advance	—	(348,629)	(49,009)
Capital contribution to ZEEKR Hangzhou Bay from Geely Holding	500,000	—	—
Dividend paid by ZEEKR Shanghai prior to Reorganization	(1,811,833)	—	—
Net cash provided by financing activities	2,909,758	7,434,414	1,045,115
Net increase in cash, cash equivalents and restricted cash	4,608,496	1,696,530	238,495
Cash, cash equivalents and restricted cash at beginning of period	141,929	3,897,966	547,967
Effect of exchange rate changes on cash, cash equivalents and restricted cash	40,339	(6,416)	(902)
Cash, cash equivalents and restricted cash at end of period	4,790,764	5,588,080	785,560
Supplementary disclosure of cash flow information:
Cash paid for income tax	39,283	47,704	6,706
Interest paid	21,385	56,024	7,876
Supplementary disclosure of non-cash investing and financing activities:
Accrued purchases of property and equipment	38,038	321,971	45,262
Payables of considerations for the purchase of long-term investments	56,040	—	—
Conversion of advances from parent company to paid in capital	822,000	—	—
Cash, cash equivalents and restricted cash as reported in the unaudited condensed combined and consolidated statements of cash flows are presented separately on our unaudited condensed combined and consolidated balance sheet as follows:
	As of December 31	As of September 30
	2021	2022	2022
	RMB	RMB	US$ (Note 2c)
Cash and cash equivalents	3,893,980	5,470,681	769,056
Restricted cash	3,986	117,399	16,504
Total cash, cash equivalents and restricted cash	3,897,966	5,588,080	785,560
The accompanying notes are an integral part of the unaudited condensed combined and consolidated financial statements.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
1.
Organization and principal activities History of the Group

Principal activities
ZEEKR Intelligent Technology Holding Limited (the “Company or “ZEEKR”) was incorporated under the law of Cayman Islands on March 31, 2021. The Company, together with its subsidiaries (collectively, the “Group”), are principally engaged in commercialization and sales of electric vehicles and battery, and provision of automotive related research and development services.
Prior to the establishment of the Company, the Group’s business were conducted through the following entities:
Name of the entity	Place of incorporation	Principle activities
ZEEKR Automobile (Shanghai) Company Ltd., previously known as Shanghai Maple Guorun Automobile Company Ltd. (“ZEEKR Shanghai”)	The People’s Republic of China	Investment holding company
ZEEKR Automobile (Ningbo Hangzhou Bay New Zone) Company Ltd. (“ZEEKR Hangzhou Bay”)	The People’s Republic of China	Managing the production and commercialization of electric vehicles
Viridi E-Mobility Technology (Ningbo) Co., Ltd. (“Ningbo Viridi”)	The People’s Republic of China	Production and sales of electric powertrain and battery systems for electric vehicles
China-Euro Vehicle Technology Aktiebolag (“CEVT”)	Sweden	Provision of research and development services
In 2021, in an effort to establish an independent Battery Electric Vehicles (BEV) business to obtain investment from outside investors and in preparation of an oversea listing, Zhejiang Geely Holding Group Co., Ltd. (“Geely Holding”), the controlling shareholder of Geely Auto, undertook a series of contemplated reorganizations (the “Reorganization”). The main purpose of the Reorganization is to establish ZEEKR as the oversea holding company for the above BEV related businesses that were originally operated within Geely Holding and Geely Auto. Subsequent to the establishment of ZEEKR in March 2021, the above businesses were transfer to ZEEKR by Geely Holding and Geely Auto as part of the Reorganization. As these entities being transferred are all under common contorl of Geely Holding, these transfers were accounted for as a restructuring of entities under common control as follows:
•
In July 2021, the Company established Zhejiang ZEEKR Intelligent Technology Co., Ltd. (“Zhejiang ZEEKR”) in the People’s Republic of China (‘‘PRC”), a wholly-owned subsidiary.

•
In July 2021, ZEEKR Shanghai, a subsidiary of Geely Auto acquired 100% equity interest in ZEEKR Hangzhou Bay from Geely Holding for a cash consideration of RMB485.3 million. The net book value of ZEEKR Hangzhou Bay at the time of acquisition was RMB500 million. The corresponding difference between acquisition consideration paid and the entity’s net book value of RMB14,671 was recognized in additional paid-in capital.

•
In August 2021, the Group through Zhejiang ZEEKR, acquired 100% equity interest in ZEEKR Shanghai (99% from Geely Auto and 1% from Geely Holding) for a cash consideration of RMB980.4 million. The net book value of ZEEKR Shanghai was RMB970.4 million at the time of acquisition. The corresponding difference between acquisition consideration paid and the entity’s net book value of RMB10,032 loss was recognized in additional paid-in capital.

•
In October 2021, the Group through ZEEKR Shanghai, acquired 51% equity interest in Ningbo Viridi, a subsidiary of Geely Holding by injecting capital contribution of RMB860.7 million in

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
1.
Organization and principal activities History of the Group (Continued)

Ningbo Viridi. As result of this transaction, Ningbo Viridi became a subsidiary of the Group with a 49% non-controlling interest in the amount of RMB743,088 recognized at the date of acquisition.
•
In February 2022, the Group through Zhejiang ZEEKR, acquired 100% equity interest in CETV from Geely Holding for a cash consideration of Swedish Krona (“SEK”) 1,057.8 million (RMB741.3 million). The net book value of CEVT was RMB728.1 million at the time of acquisition. The corresponding difference between acquisition consideration paid and the entity’s net book value of RMB13,130 loss was recognized in additional paid-in capital.

Upon the completion of the above transaction, ZEEKR Shanghai, ZEEKR Hangzhou Bay, Ningbo Viridi and CEVT become operating subsidiaries of the Group.
2.
Summary of Significant Accounting Policies

(a)
Principles of presentation and consolidation and going concern

The unaudited condensed combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”)and regulations of the Securities and Exchange Commission regarding interim financial reporting. Interim financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these interim financial statements should be read in conjunction with the Group’s audited combined and consolidated financial statements for the years ended December 31, 2020 and 2021.
The Group’s unaudited condensed combined and consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.
The Group incurred net loss of RMB4.5 billion and RMB5.3 billion for the year ended December 31, 2021 and for the nine months ended September 30, 2022. Accumulated deficit amounted to RMB10.1 billion as of September 30, 2022. As of September 30, 2022, the Group’s balance of cash and cash equivalents was RMB5.5 billion. Management has evaluated the sufficiency of its working capital and concluded that the Group’s available cash and cash equivalents, cash generated from operations and borrowings will be sufficient to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of release of the unaudited condensed combined and consolidated financial statements. Accordingly, management continues to prepare the Group’s unaudited condensed combined and consolidated financial statements on going concern basis.
(b)
Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. Changes in estimates are recorded in the period they are identified.
Significant accounting estimates reflected in the Group’s unaudited condensed combined and consolidated financial statements primarily include but not limited to standalone selling price of each distinct performance obligation in revenue recognition, the valuation and recognition of share-based

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
2.
Summary of Significant Accounting Policies (Continued)

(b)
Use of estimates (Continued)

compensation arrangements, accrual of product warranties reserve, amortization lives for deferred revenue of vehicles, useful lives of property, plant and equipment, allowance for credit loss, inventory write-downs and valuation allowance for deferred tax assets.
(c)
Convenience translation

Translations of balances in the unaudited condensed combined and consolidated balance sheets, unaudited condensed combined and unaudited condensed consolidated statements of operations and comprehensive loss and unaudited condensed combined and consolidated statements of cash flows from RMB into US$ as of and for the nine months ended September 30, 2022 are solely for the convenience of the readers outside of the People’s Republic of China and were calculated at the rate of US$1.00 = RMB7.1135, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2022.
(d)
Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.
Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:
Level 1 —
Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 —
Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 —
Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.
The carrying values of short-term financial instruments, which consist of cash and cash equivalents, amounts due from/to related parties, notes receivables, accounts receivable, prepayments and other current assets, short-term borrowings, accounts payable, notes payable and accruals and other current liabilities are recorded at cost which approximate their fair value mainly due to the short-term nature of these instruments. The carrying amounts of the long-term borrowings approximate their fair values as the interest rates are comparable to the prevailing interest rates in the market.
The Company does not have any assets or liabilities that are recorded at fair value subsequent to initial recognition on a recurring basis.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
2.
Summary of Significant Accounting Policies (Continued)

(d)
Fair value (Continued)

The Group measures equity method investments at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments are determined based on valuation techniques using the best information available. An impairment charge to these investments is recorded when the carrying amount of an investment exceeds its fair value and this condition is determined to be other-than-temporary. No impairment were recorded for the equity method investments during the nine months ended September 30, 2021 and 2022.
For equity investments over which the Group has no significant influence and that do not have readily determinable fair values, the Group elected to measure them at cost minus impairment, if any, and plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For the nine months ended September 30, 2021 and 2022, impairment of nil were recorded for the equity securities without readily determinable fair value.
(e)
Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of salaries and other compensation related expenses for sales and marketing personnel, advertising and promotion expenses, shipping and logistic cost, rental and related expenses and other expenses. For the nine months ended September 30, 2021 and 2022, advertising costs were RMB365,114 and RMB486,195, respectively.
3.
Concentration and Risks

(a)
Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and amounts due from related parties. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of the Group’s cash and cash equivalents and restricted cash are held with financial institutions that Group management believes to be high credit quality. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
(b)
Concentration of customers and suppliers

Concentration of customers:
The following customers accounted for 10% or more of revenue for the nine months ended September 30, 2021 and 2022:
	Nine Months Ended September 30,
	2021	2022
Company B[1]	17.4%	*
The following customers accounted for 10% or more of the Group’s notes receivable, accounts receivable and amounts due from related parties as of December 31, 2021 and September 30, 2022:

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
3.
Concentration and Risks (Continued)

(b)
Concentration of customers and suppliers (Continued)

	As of December 31, 2021	As of September 30, 2022
Company E[1]	26.7%	18.8%
Company I[1]	*	10.4%
Company A[1]	*	10.1%
Company F[1]	21.2%	*
Concentration of suppliers
Below suppliers represent more than 10% of the Group’s total purchases for the nine months ended September 30, 2021 and 2022:
	Nine Months Ended September 30,
	2021	2022
Company G[1]	*	42.2%
Company H	*	13.7%
Company A[1]	29.3%	*

*
Less than 10% of the Group total amount

[1]:
related parties of the Group

(c)
Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash, cash equivalents and restricted cash denominated in RMB amounted to RMB1,869,629 and RMB5,459,131 (US$767,432) as of December 31, 2021 and September 30, 2022, respectively.
(d)
Interest rate risk

The Group is exposed to interest rate risk related to its short-term and long-term borrowings. As of September 30, 2022, the Group’s interest rate of borrowings was mainly based on the China’s one-year loan prime rate and a pre-determined margin.
4.
Accounts receivable

Accounts receivable and expected credit losses as of December 31, 2021 and September 30 2022 are as follows:
	As of December 31, 2021	As of September 30, 2022
	RMB	RMB
Accounts receivable	24,964	39,676
Less: allowance for expected credit losses	(756)	(16)
Total Accounts receivable, net	24,208	39,660

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
4.
Accounts receivable (Continued)

The roll-forward of the allowance for credit losses related to accounts receivable for the year ended December 31, 2021 and the nine months ended September 30, 2022 consists of the following activity:
	Year Ended December 31, 2021	Nine Months Ended September 30, 2022
	RMB	RMB
Beginning of the year/period	244	756
Provision for/(reversal of) expected credit losses	512	(740)
End of the year/period	756	16

5.
Notes receivable

As of September 30, 2022 notes receivable represents bank acceptance drafts that are non-interest bearing and due within 6 months, which RMB38,531 was pledged as collaterals for the Group’s notes payable.
6.
Inventories

Inventories consist of the following:
	As of December 31, 2020	As of September 30, 2021
	RMB	RMB
Raw materials	375,837	889,900
Work in progress	34,785	66,343
Finished products	803,458	1,758,708
Total	1,214,080	2,714,951

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
7.
Property, plant and equipment, net

Property, plant and equipment and related accumulated depreciation were as follows:
	As of December 31, 2021	As of September 30, 2022
	RMB	RMB
Buildings	198,359	203,193
Production facilities	344,752	529,087
Mold and tooling	62,526	73,345
Electronic devices, furniture and office equipment	88,531	197,207
Motor vehicles	20,759	40,539
Leasehold improvements	122,590	666,276
Subtotal	837,517	1,709,647
Less: accumulated depreciation	(219,762)	(386,398)
Property, plant and equipment, net	617,755	1,323,249
Construction in progress	475,004	483,817
Total	1,092,759	1,807,066
The Group recorded depreciation expenses of RMB52,648 and RMB182,998 for the nine months ended September 30 2021 and 2022, respectively.
8.
Leases

Operating leases of the Group mainly include leases of self-operated car stores. The Group recognized ROU assets of RMB2,010,821 and corresponding current liabilities of RMB459,186 in accruals and other current liabilities, and long-term operating lease liabilities of RMB1,531,052, as of September 30, 2022. The weighted average remaining lease term was approximately 55 months and 52 months as of September 30, 2021 and 2022, respectively. The weighted average discount rate was 3.6% and 3.6% for the nine months ended September 30, 2021 and 2022, respectively,
Operating lease cost was recognized as rental expenses in unaudited condensed combined and consolidated statements of operations on a straight-line basis over the lease term. For the nine months ended September 30, 2021 and 2022, there is no variable lease cost and sublease income recognized in the unaudited condensed combined and consolidated financial statements of the Group Lease expenses were RMB105,181 and RMB408,257 for the nine months ended September 30, 2021 and 2022, respectively.
Cash paid for amounts included in the measurement of operating lease liabilities for the nine months ended September 30, 2021 and 2022 were RMB116,475 and RMB321,638, respectively. Right-of-use assets obtained in exchange for the operating lease liabilities in non-cash transactions for the nine months ended September 30, 2021 and 2022 were RMB238,631, RMB1,294,038, respectively.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
8.
Leases (Continued)

Maturities of lease liabilities were as follows:
	As of December 31, 2021	As of September 30, 2022
	RMB	RMB
Within one year	234,204	512,968
Within a period of more than one year but not more than two years	214,493	478,930
Within a period of more than two years but not more than three years	183,483	335,434
Within a period of more than three years but not more than four years	126,914	271,290
Within a period of more than four years but not more than five years	105,334	194,787
More than five years	229,149	390,300
Total lease commitment	1,093,577	2,183,709
Less: Imputed interest	95,813	193,471
Total operating lease liabilities	997,764	1,990,238
Less: Current operating lease liabilities	211,562	459,186
Long-term operating lease liabilities	786,202	1,531,052
As of December 31, 2021 and September 30, 2022, the Group did not have any lease contracts whose leases had not yet commenced.
9.
Borrowings

Borrowings consist of the following:
	As of December 31, 2021	As of September 30, 2022
	RMB	RMB
Short-term bank borrowings	410,319	147,000
Long-term bank borrowings, current portion	252,976	—
Total borrowings, current	663,295	147,000
Long-term bank borrowings, non-current portion	—	972,042
Total	663,295	1,119,042
Short-term bank borrowings
In March 2022, the Group obtained a bank loan from Industrial Bank expiring in March 2023 and with an interest rate of 3.52%. The loan is guarantee by a subsidiary of the Group and Geely Holding.
Long-term bank borrowings
Long-term bank borrowings, including current portion, as of December 31, 2021 and September 30, 2022 are comprised of:
	As of December 31, 2021	As of September 30, 2022
	RMB	RMB
China Development Bank	252,976	—
Industrial Bank	—	333,000
Bank of Communications	—	639,042
Total	252,976	972,042

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
9.
Borrowings (Continued)

In June 2022, the Group entered into a loan with Industrial Bank in the amount of RMB333,000 with a maturity date in June 2025 and annual interest rate at China’s one-year Loan Prime Rate (“LPR”). The borrowing is guaranteed by a subsidiary of the Group and Geely Holding.
In June 2022, the Group entered into a three-year long-term facility of RMB135,000 with Bank of Communications, with annual interest rate at China’s one-year LPR minus 0.2%.
In July 2022, the Group entered into a three-year long-term facility of RMB321,000 with Bank of Communications, with the annual interest rate is China’s one-year LPR minus 0.2%.
In August 2022, the Group entered into a three-year long-term facility of RMB183,042 with Bank of Communications, with annual interest rate at China’s one-year LPR minus 0.15%.
The facilities are fully draw down and guaranteed by a subsidiary of the Group and Geely Holding.
In July 2022, the Group entered a one-year bank facility of RMB1.2 billion with Industrial Bank. In September 2022, the Group entered into another one-year bank facility of RMB2.1 billion with Bank of Communications. The facilities can be used to issue bank acceptance notes or drawdown as borrowings. The interest rates for facilities are determined with each drawdown, which is subject to additional approval. As of September 30, 2022, the Group has RMB3.0 billion unused bank facilities.
The weighted average interest rate for the year ended December 31, 2021 and nine months ended September 30, 2022 for the Group’s long-term bank borrowings was 2.2% and 3.1%, respectively.
10.
Accruals and other current liabilities

Accruals and other current liabilities consist of the following:
	As of December 31, 2021	As of September 30, 2022
	RMB	RMB
Accrued payroll and welfare expenses	792,875	1,200,392
Operating lease liabilities, current	211,562	459,186
Accrued marketing expenses	427,290	436,594
Payables for purchase of property, plant and equipment	75,776	307,682
Advances from customers	118,160	287,712
Taxes payable	84,903	99,091
Current portion of deferred revenue	44,333	72,452
Freights payable	172,716	15,585
Other	164,058	549,656
Total	2,091,673	3,428,350

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
10.
Accruals and other current liabilities (Continued)

The changes of the Group’s accrued warranty liabilities recorded in accruals and other current liabilities and other non-current liabilities were listed as follows:
	Year Ended December 31, 2021	Nine Months Ended September 30, 2022
	RMB	RMB
Accrued warranty at beginning of the year/period	1,813	15,715
Provision for warranty	18,719	104,954
Warranty costs incurred	(4,817)	(31,168)
Accrued warranty at end of the year/period	15,715	89,501

11.
Convertible preferred shares

In January 2022, the Company issued 50,588,234 Convertible Series Pre-A Preferred Shares (“Series Pre-A Preferred Shares”) to external investors in exchange for cash consideration of $200,000 (RMB1,268,360). The key terms of the Series Pre-A Preferred Shares are as follows:
Voting rights
Series Pre-A preferred shares shall vote together with the ordinary shares as a single class on a fully diluted, as converted and as exercised basis.
Dividends
The holders of each Series Pre-A Preferred Shares shall have the right to receive non-cumulative dividends, pari passu with ordinary share, on an as-converted basis, when as and if declared by the Board.
Conversion
The holders of the Series Pre-A Preferred Shares have the right to convert their Series Pre-A Preferred Shares into ordinary shares. In addition, all outstanding Series Pre-A Preferred Shares shall be automatically converted into ordinary shares upon the consummation of a Qualified Initial Public Offering.
The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, subject to adjustments in the event of (i) Share Splits and Combinations of the outstanding Ordinary Shares, (ii) Ordinary Share Dividends and Distributions; (iii) a dividend or other distribution payable in securities of the Company other than Ordinary Shares only to the holders of Ordinary Shares;(iv) Reorganization, Mergers, Consolidations, Reclassifications, Exchanges, Substitutions; (v) certain issuances of shares below the initial Conversion Price.
Liquidation
In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event as defined by the Company’s by-law, the proceeds for shareholder distribution should be first to the holders of the Series Pre-A Preferred Shares held thereby, prior to any distribution to the holders of ordinary shares of the Company, at an amount equal to the higher of (i) its Series Pre-A Issue Price (as adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions) plus all dividends declared but unpaid with respect thereto (as adjusted for any share splits, share dividends, combinations, recapitalizations or similar transactions) and (ii) the amount which such holder is entitled to in respect of such Series Pre-A Preferred Shares, assuming that all Series Pre-A Preferred Shares are converted into ordinary

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
11.
Convertible preferred shares (Continued)

shares. If there is insufficient asset to make payment of the foregoing amounts in full to all holders of ordinary shares, then such assets shall be distributed among the holders of Ordinary Shares, ratably in proportion to the full amounts to which they would otherwise be respectively entitled thereon.
12.
Revenue

The following table disaggregates the Group’s revenue by major sources:
	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022
	RMB	RMB
Vehicle sales	—	10,820,199
Sales of batteries and other components	1,134,866	6,655,079
Research and development services	2,012,634	992,231
Total	3,147,500	18,467,509
The following table summarizes the Group’s revenues recognized at a point in time or over time:
	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022
	RMB	RMB
Revenue recognized at a point in time	3,147,500	18,438,644
Revenue recognized over-time	—	28,865
Total	3,147,500	18,467,509
The following table shows a reconciliation in the current reporting period related to accounts receivable and contract liabilities:
	Accounts receivable	Contract liabilities
	RMB	RMB
Balance as of January 1, 2021	11,687	8,555
Increase, net	12,521	57,972
Ending Balance as of December 31, 2021	24,208	66,527
Increase, net	15,452	252,905
Ending Balance as of September 30, 2022	39,660	319,432

13.
Share-based compensation

2021 Incentive Plan
On September 30, 2022, the Group granted RSUs of 32,472,920 to the management and employees of the Company.
On September 30, 2022, the Group granted RSUs of 599,836 to the employees of the Group’s equity method investees.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
13.
Share-based compensation (Continued)

On September 30, 2022, the Group also granted RSUs of 4,884,400 to certain employees and management of its shareholders Geely Auto, Geely Holding and related parties.
Above RSUs granted contains service condition and several vesting conditions related to the operation performance of the Group and the grantee’s individual performance. The operation performance of the Group is based on the Group’s automobile sales volume, market share in the defined segment and EBITDA as specified by the Group. Additionally, the 2021 Plan also include a condition where grantees can only vested upon the occurrence of the Company’s ordinary shares becoming listed securities, which substantially creates a performance condition (“IPO Condition”) that has not been met.
Given the vesting of the restricted share units is contingent on a qualified IPO, the share-based compensation expenses will be recognized when Qualified IPO is probable. As of September 30, 2022, there were RMB1,120,098 (US$157,461) unrecognized compensation expenses related to unvested awards, which are expected to be recognized over a weighted-average period of 2.5 years. A summary of activities of the Employee RSUs and Non-employee awards for the nine months ended September 30, 2022 is presented as follows:
	Number of restricted share units	Weighted average fair value per share
		RMB
Unvested at January 1, 2022	52,964,800	11.4
Granted	37,957,156	19.1
Vested	—	—
Forfeited	1,283,962	11.4
Unvested at September 30, 2022	89,637,994	14.6
Expected to vest at September 30, 2022	76,699,873	14.6
The fair value of the RSU is determined to be US$2.7 (equivalent of RMB19.1) per share based on the fair value of the underlying ordinary share of the Company at the date of the grant, which is determined using a hybrid method comprising the probability weighted expected return method and the option pricing method.
Geely Auto’s Share Incentive Plan
(i)
Service-based options:

For the nine months ended September 30, 2022, some employees were transferred from Geely Auto or related parties to the Group. These employees were granted with unvested share option by Geely Auto when they were employed by Geely Auto and related parties. The share option agreement continued in effect after the transfer, provided that these employees continued their employment within subsidiaries of Geely Auto.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
13.
Share-based compensation (Continued)

A summary of activities of the service-based options for the nine months ended September 30, 2022 is presented as follows:
	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Weighted average Grant Date Fair Value	Aggregate intrinsic value
		RMB	Years	RMB	RMB
Outstanding at January 1, 2022	56,420,000	26.7	3.0	9.8	—
Granted	—	—	—	—	—
Transferred	5,330,000	27.5	2.7	10.1	—
Exercised	—	—	—	—	—
Forfeited	2,750,000	27.5	—	10.1	—
Outstanding at September 30, 2022	59,000,000	29.6	2.3	10.9	—
Expect to vest at September 30, 2022	49,246,316	29.6	2.1	10.9	—
Exercisable at September 30, 2022	—	—	—	—	—
The Group estimates the fair value of share options granted by Geely Auto using binomial option pricing model. The following table presents the assumptions used to estimate the fair values of the share options granted for the nine months ended September 30, 2022:
Nine months ended September 30, 2022
Grant date fair value (HKD per share)	31.2
Exercise price (HKD per share)	32.7
Contractual life	7 years
Expected volatility	48.66%
Dividend yield	2%
Risk free rate	0.55%
Expected forfeit rate	8.3%
For the nine months ended September 30, 2022, the total share compensation amounts were RMB109,119. The total amount of unrecognized compensation expenses were RMB381,970 (US$53,696), and is expected to be recognized over 4.3 years.
(ii)
Performance-based restricted share units:

For the nine months ended September 30, 2022, some employees were transferred from Geely Auto or related parties to the Group. These employees were granted with RSU by Geely Auto when they were employed by Geely Auto or related parties. The unvested RSU continued in effect after the transfer, provided that these employees continued their employment within subsidiaries of Geely Auto.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
13.
Share-based compensation (Continued)

A summary of activities of the performance-based RSUs for the nine months ended September 30, 2022 is presented as follows:
	Number of restricted share units	Weighted average fair value per share
	RMB	RMB
Unvested at December 31, 2021	8,395,805	22.3
Transferred	2,224,000	22.3
Vested	—	—
Forfeited	335,706	22.3
Unvested at September 30, 2022	10,284,099	22.3
Expected to vest at September 30, 2022	8,022,280	22.3
For the nine months ended September 30, 2022, the total share compensation amounts was RMB68,791. The total amount of unrecognized compensation expenses was RMB81,939 (US$11,519), and is expected to be recognized over 2.9 years.
The following table sets forth the allocation of share-based compensation was as follows:
	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022
	RMB	RMB
Cost of revenues	689	26,816
Selling, general and administrative	24,369	53,561
Research and development	71,022	97,533
Total	96,080	177,910

14.
Related Party Balances and Transactions

The principal related parties with which the Group had material transactions during the years presented are as follows:
Name of Entity or Individual	Relationship with the Company
Geely Automobile Holdings Limited (“Geely Auto”)	Shareholder of the Company
Zhejiang Geely Holding Group Company Limited (“Geely Holding”)	Shareholder of the Company
Subsidiaries of Geely Holding	Companies Controlled by the Geely Holding, excluding Geely Auto and its subsidiaries
Affiliates of Geely Auto	Companies Significantly Influenced by the Geely Auto
Subsidiaries of Geely Auto	Companies Controlled by the Geely Auto

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
14.
Related Party Balances and Transactions (Continued)

(a)
The Group entered into the following significant related party transactions and had the following balances with its related parties:

Nature of transactions	Relationship with the Group	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022
		RMB	RMB
Revenue of vehicle	Geely Holding	—	996
	Subsidiaries of Geely Holding	—	50,503
	Subsidiaries of Geely Auto	—	1,381
		—	52,880
Revenue of batteries and other components	Subsidiaries of Geely Auto	650,954	1,147,516
	Subsidiaries of Geely Holding	187,064	4,399,876
	Affiliates of Geely Auto	280,726	1,081,422
		1,118,744	6,628,814
Revenue of Research and development services	Affiliates of Geely Auto	—	11,896
	Subsidiaries of Geely Holding	2,012,634	896,947
		2,012,634	908,843
Nature of balances	Relationship with the Group	As of December 31, 2021	As of September 30, 2022
		RMB	RMB
Amounts due from related parties relating to operating activities(1)	Geely Holding	129	40
	Subsidiaries of Geely Auto	100,603	327,975
	Subsidiaries of Geely Holding	3,651,651	5,462,149
	Affiliates of Geely Auto	39,904	487,763
		3,792,287	6,277,927
Advances to related parties	Subsidiaries of Geely Auto	56,290	147,420

(1)
The movement of allowance for uncollectible accounts receivables generated from related parties and recorded in amounts due from related parties for the year ended December 31, 2021 and nine months ended September 30, 2022, are as follows:

	Year Ended December 31, 2021	Nine Months Ended September 30, 2022
	RMB	RMB
Beginning of the year/period	19,215	13,232
(Reversal of)/provision for allowance for credit losses	(5,983)	7,775
End of the year/period	13,232	21,007

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
14.
Related Party Balances and Transactions (Continued)

		Nine Months Ended
Nature of transactions	Relationship with the Group	September 30, 2021	September 30, 2022
		RMB	RMB
Purchase of vehicle related	Subsidiaries of Geely Holding	—	9,737,237
Purchase of Property and equipment	Subsidiaries of Geely Auto	47,060	44,692
	Subsidiaries of Geely Holding	32,859	16,625
	Affiliates of Geely Auto	150	8,189
		80,069	69,506
Purchase of services	Geely Holding	—	3,858
	Subsidiaries of Geely Holding	42,711	1,276,632
	Subsidiaries of Geely Auto	—	16,200
	Affiliates of Geely Auto	1,208	97,289
		43,919	1,393,979
Interest expense	Geely Holding	7,380	10,696
	Subsidiaries of Geely Holding	—	115,171
		7,380	125,867
Nature of balances	Relationship with the Group	As of December 31, 2021	As of September 30, 2022
		RMB	RMB
Amounts due to related parties of relating operating activities	Geely Holding	155	24,854
	Subsidiaries of Geely Auto	147,585	134,207
	Subsidiaries of Geely Holding(1)	3,510,681	5,004,503
	Affiliates of Geely Auto	209,894	—
		3,868,315	5,163,564
Amounts due to related parties of relating financing activities(2)	Geely Holding	1,290,677	942,087
	Subsidiaries of Geely Holding	475,726	6,475,687
		1,766,403	7,417,774
Amounts due to related parties in connection with purchase of property and equipment	Subsidiaries of Geely Auto	69,060	28
	Subsidiaries of Geely Holding	14,339	14,261
		83,399	14,289

(1)
The Group purchased vehicle related technologies from a subsidiary of Geely Holding for ZEEKR Model. As of September 30, 2022, the related unpaid amount is RMB626,712.

(2)
On April 15, 2022, the Group entered into a ten-year loan of RMB9.7 billion with a subsidiary of Geely Holding with annual interest rate of 4.5%. The Group has total received RMB6.0 billion in April and May 2022.

Also included in the total balance as of September 30, 2022 are non-interest bearing and due on demand advances of RMB475,687 from subsidiaries of Geely Holding and loans from subsidiaries of Geely Holding of RMB942,087 with an annual interest rate of 1%.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
15.
Loss per share

	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022
Numerator
Net loss from consolidated entities	(362,977)	(5,329,864)
Net income in Ningbo Viridi attributable to NCI	—	161,737
Net loss of ZEEKR attributable to ordinary shareholders	(362,977)	(5,491,601)
Denominator
Weighted average number of ordinary shares outstanding-basic	1,340,659,341	2,000,000,000
Weighted average number of ordinary shares outstanding-diluted	1,340,659,341	2,000,000,000
Basic net loss per share attributable to ordinary shareholders	(0.27)	(2.75)
Diluted net loss per share attributable to ordinary shareholders	(0.27)	(2.75)
As ZEEKR was incorporated in the Cayman Islands on March 31, 2021 as such, EPS is presented prospectively since the date of incorporation. Net loss from consolidated entities represents net loss generated by each entity acquired as part of the Reorganization since the dates of their respective acquisitions.
For the nine months ended September 30, 2021 and 2022, the following restricted share units and convertible Series Pre-A preferred shares were excluded from the calculation of diluted net loss per share, as their inclusion would have been anti-dilutive for the period prescribed.
	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022
	Number	Number
Shares issuable upon exercise of restricted share units	49,398,692	76,699,873
Series Pre-A Preferred Shares	75,882,351	126,470,585

16.
Segment reporting

The Company continually monitors and reviews its segment reporting structure in accordance with Topic 280 to determine whether any changes have occurred that would impact its reportable segments.
The Chief Executive Officer are identified as the chief operating decision maker (CODM).
The Group reports segment information based on the management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Group’s reportable segments. The Group organized its operations into three segments:
ZEEKR Segment: Consists of operations and distribution of vehicles located in PRC, and certain electric vehicle research and development services primarily operate within PRC.
Viridi Segment: Consists of the batteries and other components manufacturing operations located in PRC, with batteries and other component distributed to Europe and PRC. Viridi segment also provides research and development services on batteries within PRC.
CEVT Segment: Consists of research and development operation located in Sweden, with service delivered primarily to related parties in China.
The Group evaluates the performance of its reportable segments based on net revenues and segment profits. Net revenues for each segment are generally based on sale of vehicles, batteries and deliver of research

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
16.
Segment reporting (Continued)

and development services. Segment profit for each segment includes net revenues, related cost of revenues directly attributable to the segment. The Group does not include intercompany transfers between segments for management reporting purposes.
The table below provides a summary of the Group’s operating segment results for the nine months ended September 30, 2021 and 2022.
	Nine Months Ended September 30, 2021
	ZEEKR	Viridi	CEVT	Elimination	Consolidation
	RMB	RMB	RMB	RMB	RMB
Net revenues	—	1,146,977	2,000,523	—	3,147,500
Cost of revenues	—	(1,151,143)	(1,257,006)	—	(2,408,149)
Segment profit	—	(4,166)	743,517	—	739,351
	Nine Months Ended September 30, 2022
	ZEEKR	Viridi	CEVT	Elimination	Consolidation
	RMB	RMB	RMB	RMB	RMB
Net revenues	11,198,756	8,061,727	1,885,761	(2,678,735)	18,467,509
Cost of revenues	(10,752,127)	(7,234,443)	(1,097,941)	2,171,989	(16,912,522)
Segment profit	446,629	827,284	787,820	(506,746)	1,554,987
The table below provides a summary of the Group’s operating segment assets as of December 31, 2021 and September 30, 2022:
	As of December 31, 2021
	ZEEKR	Viridi	CEVT	Elimination	Consolidation
	RMB	RMB	RMB	RMB	RMB
Total Assets	7,748,554	4,060,704	3,759,074	(3,628,400)	11,939,932
	As of September 30, 2022
	ZEEKR	Viridi	CEVT	Elimination	Consolidation
	RMB	RMB	RMB	RMB	RMB
Total Assets	11,151,527	8,281,919	3,554,375	(2,702,605)	20,285,216

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
16.
Segment reporting (Continued)

The following is a reconciliation of the reportable segments’ measures of profit or loss to the Group’s unaudited condensed combined and consolidated loss before income tax:
	Nine Months Ended September 30,
	2021	2022
	RMB	RMB
Total profit for reportable segments	739,351	1,554,987
Unallocated amounts*
Research and development expenses.	(1,972,504)	(3,153,599)
Selling, general and administrative expenses	(1,266,710)	(3,355,268)
Other operating income, net	12,681	50,182
Interest expense	(23,117)	(233,122)
Interest income	8,489	119,891
Other expenses, net	(119,484)	(144,565)
Profit/(Loss) before income tax	(2,621,294)	(5,161,494)

*
The Group does not distinguish expenses between segments in its internal reporting, and reports expenses by nature as a whole.

17.   Commitments and Contingencies
(a)
Capital expenditure commitments

The Group’s capital expenditure commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the unaudited condensed combined and consolidated financial statements as of September 30, 2022 were as follows:
	Total	Less than One year	1 – 3 Years	4 – 5 Years	Over 5 Years
	RMB	RMB	RMB	RMB	RMB
Capital expenditure commitments	456,072	327,072	112,406	16,594	—

(b)
Contractual commitments

In January 2022, the Group entered into a cooperation framework agreement in relation to BEV development and manufacturing with Geely Holding. The cooperation framework agreement provides a minimum annual production capacity that Geely Holding is required to satisfy, and the Group will bear the costs if there is a difference between the actual production and the specified minimum production capacity.
(c)
Contingencies

The Group is subject to periodic legal or administrative proceeding in the ordinary course of business. The Group does not have any pending legal or administrative proceeding to which the Group is a party that will have a material effect on its business or financial condition.
18.
Subsequent events

The Group has evaluated subsequent events through December 7, 2022 which is the date when the condensed combined and consolidated financial statements were issued.

ZEEKR INTELLIGENT TECHNOLOGY HOLDING LIMITED
NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share data and otherwise noted)
18.
Subsequent events (Continued)

In October 2022, the Group entered into several bank facilities with five commercial banks of RMB6.6 billion in total. The interest rates for facilities are determined with each drawdown, which is subject to additional approval. RMB0.6 billion facility will expire after December 31, 2022 and the remaining will expire after October 2023.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities, or discretions as a director or officer of our company, including, without prejudice to the generality of the foregoing, any costs, expenses, losses, or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.
Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.
The Underwriting Agreement, the form of which is to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.
Purchaser	Date of issuance	Number of securities	Consideration
Ordinary Shares
Harneys Fiduciary (Cayman) Limited	March 31, 2021	1	US$0.0002
Luckview Group Limited	March 31, 2021	1,019,999,999	RMB1,020,000,000
Geely International (Hong Kong) Limited.	March 31, 2021	980,000,000	RMB980,000,000
Series Pre-A Preferred Shares
Intel Capital Corporation	September 17, 2021	25,294,117	US$100,000,000
Team Plus Limited	January 25, 2022	25,294,117	US$100,000,000
Integral Accely Limited	September 17, 2021	25,294,117	US$100,000,000
Bili Lightning Investment Limited	September 17, 2021	25,294,117	US$100,000,000

Purchaser	Date of issuance	Number of securities	Consideration
Ning Bo Mei Shan Bonded Port Area Wen Ding Investment Co., Ltd.	January 25, 2022	25,294,117	US$100,000,000
[Options and Restricted Share Units]
Certain employees	During the past three years	[Options to purchase a total of [•] ordinary shares]	[Past and future services provided by these individuals to us]
Pursuant to Practice Note 15 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, in connection with this offering, Geely Auto intends to make available to its shareholders an “assured entitlement” to a certain portion of our ordinary shares. As our ordinary shares are not expected to be listed on any stock exchange, Geely Auto is required by the relevant Hong Kong listing rules to effect its Assured Entitlement Distribution by providing to its eligible shareholders a “distribution in specie,” or distribution of the ADSs in kind. The distribution will be made without any consideration being paid by Geely Auto’s shareholders. Geely Auto’s shareholders who are entitled to fractional ADSs, who elect to receive cash in lieu of ADSs and who are located in the United States or are U.S. persons, or are otherwise ineligible holders, will only receive cash in the Assured Entitlement Distribution.
[Geely Auto has agreed, concurrently with, and subject to, the completion of this offering, to purchase from us certain Class A ordinary shares with an aggregate value of up to HK$      million (US$     million) at the public offering price per share for distribution to its eligible shareholders, which is the public offering price per ADS divided by the number of Class A ordinary shares represented by one ADS.] The Assured Entitlement Distribution will only be made if this offering is completed and will not involve an underwriter. The distribution in specie of ADSs by Geely Auto is not part of this offering. Each of Geely Auto and us will bear all expenses incurred by itself in connection with such [concurrent private placement and the] Assured Entitlement Distribution. We do not expect to use any proceeds from this offering to pay for or facilitate the Assured Entitlement Distribution.
We believe that the Assured Entitlement Distribution described above is exempt from registration in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.
Item 8.   Exhibits and Financial Statement Schedules
(a)
Exhibits

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.
(b)
Financial Statement Schedules

[Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.]
Item 9.   Undertakings
The undersigned hereby undertakes:
(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the

Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(c)
The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	First Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1*	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares
5.1*	Opinion of Ogier regarding the validity of the ordinary shares being registered
8.1*	Opinion of Ogier regarding certain Cayman Island tax matters (included in Exhibit 5.1)
8.2*	Opinion of King & Wood Mallesons regarding certain PRC tax matters (included in Exhibit 99.2)
10.1*	2021 Share Incentive Plan
10.2*	Geely Auto Option Plan
10.3*	Geely Auto RSU Plan
10.4*	Form of Indemnification Agreement with each of the Registrant’s directors and executive officers
10.5*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant
10.6*	Cooperation Framework Agreement dated January 1, 2022 among ZEEKR Automobile (Ningbo Hangzhou Bay New Zone) Co., Ltd., Ningbo Hangzhou Bay Geely Auto Parts Co., Ltd., Zhejiang Geely and Zhejiang ZEEKR
10.7*	Trademarks License Agreement dated July 26, 2021 between Zhejiang ZEEKR and Geely Holding
10.8*	Sustainable Experience Architecture License Agreement dated August 1, 2021 between Zhejiang ZEEKR and Zhejiang Liankong Technology Co., Ltd
[10.9*	Shares Subscription Agreement between the Registrant and Geely Auto with respect to the subscription of ordinary shares in connection with the assured entitlement distribution]
21.1*	Principal Subsidiaries of the Registrant
23.1*	Consent of Deloitte, Independent Registered Public Accounting Firm
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of King & Wood Mallesons (included in Exhibit 99.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of King & Wood Mallesons regarding certain PRC law matters
99.3*	Consent of Frost & Sullivan
107*	Filing Fee Table

*
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ningbo, the People’s Republic of China, on       , 2023.
ZEEKR INTELLIGENT TECHNOLOGY
HOLDING LIMITED
By:

Name:
Title:

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints        and        and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on      , 2023 in the capacities indicated:
Signature	Title
Shufu Li	Chairman of the Board of Directors
Conghui An	Director, Chief Executive Officer (principal executive officer)
Donghui Li	Director
Shengyue Gui	Director
Jing Yuan	Chief Financial Officer (principal financial officer and principal accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of ZEEKR Intelligent Technology Holding Limited, has signed this registration statement or amendment thereto in New York on      , 2023.
Authorized U.S. Representative
By:

Name:
Title: